UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

U-STORE-IT, L.P.

(Exact name of registrant as specified in its charter)

DELAWARE	34-1837021
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

460 East Swedesford Road, Suite 3000 Wayne, Pennsylvania	19087
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (610) 293-5700.

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
NOT APPLICABLE	NOT APPLICABLE

Securities to be registered pursuant to Section 12(g) of the Act:

UNITS OF GENERAL PARTNERSHIP INTEREST
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

i

Except where otherwise indicated, in this registration statement the terms “we,” “our,” “us” and “Operating Partnership” refer to U-Store-It, L.P. and its consolidated subsidiaries.

Item 1.                                   Business.

Introduction

We are a limited partnership and the entity through which U-Store-It Trust, a self-administered and self-managed real estate investment trust, or REIT, owns its assets and conducts its operations.  U-Store-It Trust’s common shares are listed on the New York Stock Exchange under the symbol “YSI.”

We are focused primarily on the ownership, operation, acquisition and development of self-storage facilities in the United States.  As of March 31, 2011, we owned 364 self-storage facilities (including 22 facilities that we own through a consolidated joint venture) located in 26 states and the District of Columbia.  These facilities contain an aggregate of approximately 23.7 million rentable square feet, and as of March 31, 2011 approximately 76.5% of the rentable square footage at these facilities was leased to approximately 155,000 tenants.  No single tenant represents a significant concentration of our revenues.  In addition, as of March 31, 2011, we managed 87 properties for third parties, bringing the total number of properties that we owned and/or managed to 451.

Our self-storage facilities are designed to offer affordable, easily-accessible and secure storage space for our residential and commercial customers.  Our customers rent storage units for their exclusive use, typically on a month-to-month basis.  Additionally, some of our facilities offer outside storage areas for vehicles and boats.  Our facilities are designed to accommodate both residential and commercial customers, with features such as security systems and wide aisles and load-bearing capabilities for large truck access.  All of our facilities have an on-site manager during business hours, and many have a manager who resides in an apartment at the facility.  Our customers can access their storage units during business hours, and some of our facilities provide customers with 24-hour access through computer controlled access systems.  Our goal is to provide customers with the highest standard of facilities and service in the industry.  To that end, as of March 31, 2011, a majority of our facilities included climate controlled units.

Organization; Structure

We were formed on July 25, 1996 as a Delaware limited partnership.  Our sole general partner, U-Store-It Trust, is a Maryland real estate investment trust that commenced operations as a publicly-traded REIT in October 2004.  U-Store-It Trust exercises exclusive and complete power and authority over our day-to-day business and affairs.  Limited partners generally do not have any right to participate in or exercise control or management power over our business and affairs.

As of March 31, 2011, U-Store-It Trust owned approximately 95.4% of our partnership interests, which we refer to in this registration statement as “OP Units.”  The remaining OP Units, consisting exclusively of common limited partner interests, are held by persons who contributed their interests in properties to us in exchange for OP Units.  Under our partnership agreement, these persons have the right to tender their OP Units for redemption to us at any time for cash equal to the fair value of an equivalent number of common shares of U-Store-It Trust.  In lieu of delivering cash, however, U-Store-It Trust, as our general partner, may, at its option, choose to acquire any OP Units so tendered by issuing common shares in exchange for the tendered OP Units.  If U-Store-It Trust so chooses, its common shares will be exchanged for OP Units on a one-for-one basis.  This one-for-one exchange ratio is subject to adjustment to prevent dilution.  With each such exchange or redemption, U-Store-It Trust’s percentage ownership in us will increase.  In addition, whenever U-Store-It Trust issues common or other classes of its shares, it must contribute the net proceeds it receives from the issuance to us and we must issue to it an equal number of OP Units or other partnership interests having preferences and rights that mirror the preferences and rights of the shares so issued.  This structure is commonly referred to as an umbrella partnership REIT or “UPREIT.”

Because we are exclusively managed by our general partner, and our general partner owns all of its assets and conducts its operations through us, we refer to our general partner’s executive officers and other management personnel as our executive officers and management, and although as a partnership we do not have a board of directors or board of trustees, we refer to our general partner’s board of trustees as our board of trustees.

Offices

Our principal executive office is located at 460 E. Swedesford Road, Suite 3000, Wayne, PA 19087.  Our telephone number is (610) 293-5700.  We believe that our current facilities are adequate for our present and future operations.

Recent Acquisition and Disposition Activity

The following table summarizes our acquisition and disposition activity during the period January 1, 2010 to March 31, 2011:

Facility/Portfolio	Location	Transaction Date	Number of Facilities	Purchase / Sales Price (in thousands)

2011 Acquisitions:

Burke Lake Asset	Fairfax Station, VA	January 2011	1	$14,000

2010 Acquisitions:

Frisco Asset	Frisco, TX	July 2010	1	$5,800
New York City Assets	New York, NY	September 2010	2	26,700
Northeast Assets	Multiple locations in NJ, NY and MA	November 2010	5	18,560
Manassas Asset	Manassas, VA	November 2010	1	6,050
Apopka Asset	Orlando, FL	November 2010	1	4,235
Wyckoff Asset	Queens, NY	December 2010	1	13,600
McLearen Asset	McLearen, VA	December 2010	1	10,200
			12	$85,145

2010 Dispositions:

Sun City Asset	Sun City, CA	October 2010	1	$3,100
Inland Empire/Fayetteville Assets	Multiple locations in CA and NC	December 2010	15	35,000
			16	$38,100

Recent Financing Activity

On June 20, 2011, we closed on an unsecured term loan facility (the “2011 Term Loan Facility”) comprised of a $100 million unsecured five-year term loan and a $100 million unsecured seven-year term loan.  The 2011 Term Loan Facility permits us to request additional advances of five year or seven year loans in minimum increments of $5,000,000 up to an aggregate of $50 million such additional advances.  At closing, the initial $200 million of term loan proceeds (less customary closing costs and fees) were funded to us and no additional advances were requested by us.  We used proceeds from the 2011 Term Loan Facility to repay $100 million of our $200 million unsecured term loan that matures on December 7, 2013 and will apply the balance of the proceeds to repay mortgage loans and reduce outstanding borrowings under our unsecured revolving credit facility.  Borrowings under the 2011 Term Loan Facility bear interest at rates that range, depending on our leverage levels, from 1.90% to 2.75% over LIBOR for the five year loan, and from 2.05% to 2.85% over LIBOR for the seven year loan, and each loan has no LIBOR floor.  If we receive an investment grade rating, then the rate on the five year loan ranges from 1.45% to 2.10% over LIBOR and the rate on the seven year loan ranges from 1.60% to 2.25% over LIBOR, depending on the investment grade rating, and each loan has no LIBOR floor.

We entered into interest rate swap agreements effective on the closing date of the 2011 Term Loan Facility that fix LIBOR on both the five and seven-year term loans through their respective maturity dates.  The interest rate swap agreements fix thirty day LIBOR over the terms of the five and seven-year term loans at 1.80% and 2.05%, respectively.  At closing, the effective interest rates on the five and seven-year term loans were 3.70% and 4.52%, respectively.

During the period January 1, 2010 to March 31, 2011, we completed the following financing activities:

•                  Amended Credit Facility.  On September 29, 2010, we amended our $450 million credit facility, which was initially comprised of a $200 million unsecured term loan and a $250 million unsecured revolving credit facility.  As indicated above, we prepaid $100 million of this term loan with proceeds advanced under our 2011 Term Loan Facility on June 20, 2011.  The amended credit facility that we closed in September 2010 matures on December 7, 2013.  Borrowings under the facility bear interest at a spread to LIBOR tied to our leverage levels, and at March 31, 2011 the weighted average interest rate on borrowings under the credit facility was 3.5% per annum.  At March 31, 2011, $200 million of unsecured term loan borrowings and $40.5 million of unsecured revolving credit facility borrowings were outstanding under the credit facility, and $209.5 million remained available for borrowing under the revolving credit facility.  We are in compliance with all covenants under the credit facility.

•                  Third Party Management.  On April 28, 2010, we acquired 85 management contracts from United Stor-All Management, LLC, an unaffiliated third party.  These management contracts relate to facilities located in 16 states and the District of Columbia.  We paid $4.1 million in cash to acquire the contracts and we have recognized $1.8 million in contingent consideration.  We accounted for this transaction as a business combination and account for the contingent consideration in our earnings by recording the changes in fair value of the liability.

•                  Equity Sales.  During 2010 and through March 31, 2011, we issued 5.6 million OP Units to U-Store-It Trust in exchange for its contribution to us of the net proceeds from its sales, through Cantor Fitzgerald & Co., as sales agent, of 5.6 million common shares under its “at-the-market” program.  U-Store-It Trust sold these shares at an average price of $8.62 per share, resulting in net proceeds of $47.6 million.  We used the net proceeds to fund the acquisition of storage facilities and for general corporate purposes.

Business Strategy

Our business strategy consists of two key elements:

•                  Maximize cash flow from our facilities — Our operating strategy focuses on maximizing sustainable rents at our self-storage facilities while achieving and sustaining occupancy targets.  We utilize our operating systems and experienced personnel to manage the balance between rental rates, discounts and physical occupancy with an objective of maximizing our rental revenue.

•                  Acquire facilities within targeted markets — During 2011, we expect to complete selective acquisitions of self-storage facilities in markets that we believe have high barriers to entry, strong demographic fundamentals and demand for storage in excess of storage capacity.  We expect to focus our evaluation of acquisition opportunities in markets where we currently maintain management that can be extended to additional facilities.  We believe the self-storage industry will continue to afford us opportunities for growth through acquisitions due to the highly fragmented composition of the industry.

Investment and Market Selection Process

We maintain a disciplined and focused process in the acquisition and development of self-storage facilities.  Our investment committee, comprised of executive officers and led by Dean Jernigan, our Chief Executive Officer, oversees our investment process.  Our investment process involves six stages — identification, initial due diligence, economic assessment, investment committee approval (and when required, Board approval), final due diligence, and documentation.  Through our investment committee, we focus on the following criteria:

•                  Targeted markets — Our targeted markets include areas where we currently maintain management that can be extended to additional facilities, or where we believe that we can acquire a significant number of facilities efficiently and within a short period of time.  We evaluate both the broader market and the immediate area, typically five miles around the facility, for their ability to support above-average demographic growth.  We seek to increase our presence primarily in areas that we expect will experience growth, including areas within Illinois, Texas, Florida, California and the Northeastern United States and to enter new markets should suitable opportunities arise.

•                  Quality of facility — We focus on self-storage facilities that have good visibility and are located near retail centers, which typically provide high traffic corridors and are generally located near residential communities and commercial customers.

•                  Growth potential — We target acquisitions that offer growth potential through increased operating efficiencies and, in some cases, through additional leasing efforts, renovations or expansions.  In addition to acquiring single facilities, we seek to invest in portfolio acquisitions, including those offering significant potential for increased operating efficiency and the ability to spread our fixed costs across a large base of facilities.

Property Dispositions

We review our portfolio for properties or groups of properties that are not strategically located and determine whether to dispose of these properties to fund other growth.

Financing Strategy

Although our organizational documents do not limit the amount of debt that we may incur, we maintain a capital structure that we believe is reasonable and prudent and that will enable us to have ample cash flow to cover debt service and make distributions to our partners.  As of March 31, 2011, our debt to total capitalization ratio (determined by dividing the carrying value of our total indebtedness by the sum of (a) the fair value of outstanding common shares of U-Store-It Trust and OP Units held by third parties and (b) the carrying value of our total indebtedness) was approximately 36.4% compared to approximately 49.3% as of March 31, 2010.  Our ratio of debt to the depreciated cost of our real estate assets as of March 31, 2011 was approximately 43.5% compared to approximately 48.2% as of March 31, 2010.  We expect to finance additional investments in self-storage facilities through the most attractive available sources of capital at the time of the transaction, in a manner consistent with maintaining a strong financial position and future financial flexibility.  These capital sources may include borrowings under the revolving portion of our unsecured credit facility and through additional secured financings, sales by U-Store-It Trust of common or preferred shares in public offerings or private placements (with a contribution to us of the net proceeds from any such sales in exchange for OP Units), issuances by us of additional OP Units in exchange for properties or cash, and formations of joint ventures.  We also may sell facilities that we no longer view as core assets and use the sales proceeds to fund other growth.

Noncontrolling Interests

On August 13, 2009, we formed a limited partnership (which we refer to as our “HART” joint venture) with an affiliate of Heitman, LLC (“Heitman”), an entity unaffiliated with us, to own and operate 22 self-storage facilities located throughout the United States.  Upon formation, Heitman contributed approximately $51 million of cash to the HART joint venture and we contributed the 22 facilities with an agreed upon value of approximately $102 million to the HART joint venture.  In exchange for our contribution, we received an approximately $51.0 million cash distribution from the HART joint venture and obtained a 50% ownership interest in it.  We are the managing partner of this joint venture and manage the properties owned by it in exchange for a market rate management fee.

Per authoritative guidance on the classification and measurement of redeemable securities, securities that are redeemable for cash or other assets at the option of the holder, not solely within the control of the issuer, must be classified outside of permanent capital.  This would result in certain outside ownership interests being included as redeemable Limited Partnership interest of third parties outside of permanent capital in the consolidated balance sheets.  The Operating Partnership makes this determination based on terms in applicable agreements, specifically in relation to redemption provisions.  Additionally, with respect redeemable ownership interests in the Operating Partnership held by third parties for which U-Store-It Trust has a choice to settle the contract by delivery of OP units, the Operating Partnership considered the guidance regarding accounting for derivative financial instruments indexed to, and potentially settled in, a company’s own shares to evaluate whether U-Store-It Trust controls the actions or events necessary to issue the maximum number of OP units that could be required to be delivered under unit settlement of the contract.  The guidance also requires that Operating Partnership interests classified outside of permanent capital be adjusted each period to the greater of the carrying value based on the accumulation of historical cost or the redemption value.

Distributions

Our partnership agreement requires us to distribute our available cash on at least a quarterly basis.  Available cash is our net operating cash flow plus any reduction in reserves and minus interest and principal payments on debt, all cash expenditures (including capital expenditures), investments in any entity, any additions to reserves and other adjustments, as determined by us in our sole and absolute discretion.  Unless we otherwise specifically agree in the partnership agreement or in an agreement that we enter into at the time a new class or series of OP Units is created, no partnership interest will be entitled to a distribution in preference to any other partnership interest.  A partner will not in any event receive a distribution of available cash with respect to a Unit if the partner is entitled to receive a distribution out of that same available cash with respect to a share of our general partner for which that Unit has been exchanged or redeemed.

Redemption

As a general rule, a limited partner may exercise a redemption right to redeem its OP Units at any time beginning one year following the date of the issuance of the OP Units held by the limited partner.  We must generally redeem the OP Units specified in a redemption notice on the tenth business day following the date we received the notice.  The redeeming partner will have no right to receive any distributions paid on or after the redemption date with respect to those OP Units redeemed.

Unless our general partner elects to assume and perform our obligation with respect to the Unit redemption right, as described below, a limited partner exercising its redemption right will receive cash from us in an amount equal to the fair value of our general partner’s common shares for which the OP Units would have been redeemed if our general partner had assumed and satisfied our redemption obligation by paying common shares, as described below.  The fair value of our general partner’s common shares for this purpose will be equal to the average of the closing trading price of its common share on the New York Stock Exchange for the ten trading days before the day on which we received the redemption notice.

Our general partner has the right to elect to acquire the OP Units being redeemed directly from a limited partner in exchange for either cash in the amount specified above or a number of its common shares equal to the number of OP Units offered for redemption, adjusted as specified in the partnership agreement to take into account prior share dividends or any subdivisions, splits or combinations of its common shares.  We will have the sole discretion to elect whether the redemption right will be satisfied by us in cash or our general partner’s common shares.

Segment

We have one reportable segment: we own, operate, develop, manage and acquire self-storage facilities.

Tenant and Geographic Concentration

Our self-storage facilities are located in major metropolitan areas as well as rural areas and have numerous tenants per facility.  No single tenant represented a significant concentration of our 2010 revenues or our revenues for the quarter ended March 31, 2011.  Our facilities in Florida, California, Texas and Illinois provided approximately 18%, 15%, 10% and 7%, respectively, of our total 2010 and 2009 revenues and approximately 18%, 12%, 10% and 7%, respectively, of our revenues for the quarter ended March 31, 2011.

Seasonality

We typically experience seasonal fluctuations in occupancy levels at our facilities, with the levels generally slightly higher during the summer months due to increased moving activity.

Competition

New self-storage facility development has intensified competition among self-storage operators in many market areas in which we operate.  Self-storage facilities compete based on a number of factors, including location, rental rates, security, suitability of the facility’s design to prospective customers’ needs and the manner in which the facility is operated and marketed.  In particular, the number of competing self-storage facilities in a particular market could have a material effect on our occupancy levels, rental rates and on the overall operating performance of our facilities.  We believe that the primary competition for potential customers of any of our self-storage facilities comes from other self-storage facilities within a three-mile radius of that facility.  We believe our facilities are well-positioned within their respective markets and we emphasize customer convenience, security and professionalism.

Our key competitors include local and regional operators as well as the other public self-storage REITS, including Public Storage, Sovran Self Storage and Extra Space Storage Inc.  These companies, some of which operate significantly more facilities than we do and have greater resources than we have, and other entities may generally be able to accept more risk than we determine is prudent for us, including risks with respect to the geographic proximity of facility investments and the payment of higher facility acquisition prices.  This competition may reduce the number of suitable acquisition opportunities available to us, increase the price required to consummate the acquisition of particular facilities and reduce the demand for self-storage space in areas where our facilities are located.  Nevertheless, we believe that our experience in operating, acquiring, developing and obtaining financing for self-storage facilities should enable us to compete effectively.

Polices With Respect to Other Activities

Investments in Mortgages

We have not invested in mortgage loans and do not presently intend to invest in mortgage loans.  However, we may do so at the discretion of our general partner, without a vote of our limited partners or of the shareholders of our general partner, subject to investment restrictions applicable to REITs.  The mortgage loans in which we may invest may be secured by either first mortgages or junior mortgages, and may or may not be insured by a governmental agency.  If we choose to invest in mortgages, we would expect to invest in mortgages secured by self-storage facilities.  However, there is no restriction on the proportion of our assets which may be invested in a type of mortgage or any single mortgage or type of mortgage loan.  Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral for the mortgages may not be sufficient to enable us to recoup our full investment.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

We have generally not engaged in investment activities in other real estate entities.  Subject to REIT qualification rules applicable to our general partner, we may in the future invest in securities of entities engaged in real estate activities or securities of other issuers.  We also may invest in the securities of other issuers in connection with acquisitions of indirect interests in facilities, which normally would include joint venture interests such as general or limited partner interests in special purpose partnerships owning facilities.  We may in the future acquire some, all or substantially all of the securities or assets of other real estate entities where such investment would be consistent with our investment policies.  Subject to the percentage ownership limitations and asset test requirements for REIT qualification of our general partner, there are no limitations on the amount or percentage of our total assets that may be invested in any one issuer.  The primary activities of persons in which we may invest may include, among others, investment in self-storage facilities.  The decision to purchase such securities will be subject to criteria including, with respect to self-storage facilities owned by such persons, the criteria set forth above under “—Investment and Market Selection Process.”  We have not and do not anticipate investing in other issuers of securities for the purpose of exercising control or acquiring any investments primarily for sale in the ordinary course of business or holding any investments with a view to making short-term profits from their sale.  In any event, we do not intend that our investments in securities will require us or our general partner to register as an “investment company” under the Investment Company Act of 1940, and we intend to divest securities before any registration would be required.

We have not in the past acquired, and we do not anticipate that we will in the future seek to acquire, loans secured by facilities and we have not, nor do we intend to, engage in trading, underwriting, agency distribution or sales of securities of other issuers.

Lending Policies

We do not have a policy limiting our ability to make loans to other persons.  Subject to REIT qualification requirements applicable to our general partner, we may consider offering purchase money financing in connection with the sale of facilities where the provision of that financing will increase the value to be received by us for the facility sold.  We may make loans to joint ventures in which we participate or may participate in the future.  We have not engaged in any significant lending activities in the past.

Conflict of Interest Policy

The board of trustees of our general partner is subject to certain provisions of the Maryland General Corporation Law, or MGCL, that are designed to eliminate or minimize conflicts of interest.  However, we cannot assure you that these provisions of law will be successful in eliminating the influence of conflicts.

Under the MGCL, a contract or other transaction between us and any of our general partner’s trustees and any other entity in which that trustee is also a trustee or director, or has a material financial interest, is not void or voidable solely on the grounds of the common directorship or interest, the fact that the trustee was present at the meeting at which the contract or transaction is approved or the fact that the trustee’s vote was counted in favor of the contract or transaction, if:

•                  the fact of the common directorship or interest is disclosed to our general partner’s board of trustees or a committee of the board of trustees, and the board of trustees, or that committee, authorizes the contract or transaction by the affirmative vote of a majority of the disinterested trustees, even if the disinterested trustees constitute less than a quorum;

•                  the fact of the common directorship or interest is disclosed to our shareholders of our general partner entitled to vote, and the contract or transaction is approved by a majority of the votes cast by the shareholders entitled to vote, other than votes of shares owned of record or beneficially by the interested trustee, corporation, firm or other entity; or

•                  the contract or transaction is fair and reasonable to us and to our general partner.

Under our general partner’s Corporate Governance Guidelines, without the approval of a majority of our general partner’s disinterested trustees, we will not enter into a transaction or arrangement (including utilizing the services of any trustee to provide legal, accounting, financial, consulting or other similar services to us) in which a trustee has a material personal or financial interest (direct or indirect).  Whether a trustee has a material personal or financial interest in a transaction or arrangement will be determined by our general partner’s board of trustees on a case-by-case basis, but at a minimum a trustee will be considered to have a material personal or financial interest in a transaction or arrangement if our general partner will be required to disclose the transaction or arrangement in its annual proxy statement to its shareholders or in its annual report on Form 10-K.  The interested trustee will not participate in any board discussion regarding the matter in which the trustee has such an interest.  For purposes of our general partner’s Corporate Governance Guidelines, a trustee will include any entity with which the trustee is affiliated, any immediate family member of a trustee and any entity in which a trustee’s immediate family member has a material interest.

Government and Environmental Regulation

We are subject to many laws, ordinances and regulations, including regulations relating to lien sale rights and procedures and various federal, state and local environmental regulations that apply generally to the ownership of real property and the operation of self-storage facilities.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of hazardous substances released on or in its property.  These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances.  The presence of hazardous substances, or the failure to properly remediate such substances, when released, may adversely affect the property owner’s ability to sell the real estate or to borrow using the real estate as collateral, and may cause the property owner to incur substantial remediation costs.  In addition to claims for cleanup costs, the presence of hazardous substances on a property could result in a claim by a private party for personal injury or a claim by an adjacent property owner or user for property damage.  We may also become liable for the costs of removal or remediation of hazardous substances stored at the facilities by a customer even though storage of hazardous substances would be without our knowledge or approval and in violation of the customer’s storage lease agreement with us.

Our practice is to conduct or obtain environmental assessments in connection with the acquisition or development of facilities.  Whenever the environmental assessment for one of our facilities indicates that a facility is impacted by soil or groundwater contamination from prior owners/operators or other sources, we work with our environmental consultants and, where appropriate, state governmental agencies, to ensure that the facility is either cleaned up, that no cleanup is necessary because the low level of contamination poses no significant risk to public health or the environment, or that the responsibility for cleanup rests with a third party.

We are not aware of any environmental cleanup liability that we believe will have a material adverse effect on us.  We cannot provide assurance, however, that these environmental assessments and investigations have revealed or will reveal all potential environmental liabilities, that no prior owner created any material environmental condition not known to us or the independent consultant or that future events or changes in environmental laws will not result in the imposition of environmental liability on us.

We have not received notice from any governmental authority of any material noncompliance, claim or liability in connection with any of our facilities, nor have we been notified of a claim for personal injury or property damage by a private party in connection with any of our facilities relating to environmental conditions.

We are not aware of any environmental condition with respect to any of our facilities that could reasonably be expected to have a material adverse effect on our financial condition or results of operations, and we do not expect that the cost of compliance with environmental regulations will have a material adverse effect on our financial condition or results of operations.  We cannot provide assurance, however, that this will continue to be the case.

Insurance

We carry comprehensive liability, fire, extended coverage and rental loss insurance covering all of the facilities in our portfolio.  We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice.  We do not carry insurance for losses such as loss from riots, war or acts of God, and, in some cases, environmental hazards, because such coverage is not available or is not available at commercially reasonable rates.  Some of our policies, such as those covering losses due to terrorist activities, hurricanes, floods and earthquakes, are insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses.  We also carry liability insurance to insure against personal injuries that might be sustained on our properties and director and officer liability insurance.

Employees

As of March 31, 2011, we employed 1,168 people, of whom 151 were corporate executive and administrative personnel and 1,017 were property level personnel.  We believe that our relations with our employees are good. Our employees are not unionized.

Available Information; Website Disclosure’ Corporate Governance Documents

You may obtain copies of this registration statement and any other documents that we file or furnish to the Securities and Exchange Commission, or the SEC, by visiting the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 or by accessing the SEC’s website at www.sec.gov.  Our internet website address is www.ustoreit.com.  You also can obtain on our website, free of charge, a copy of filings that we make with the SEC as soon as reasonably practicable after we electronically file such reports or amendments with, or furnish them to, the SEC.  The information found on, or otherwise accessible through, our internet website is not incorporated into, and does not form a part of, this registration statement or any other report or document that we file with or furnish to the SEC.

Also available on our website, free of charge, are copies of our Code of Business Conduct and Ethics, our Corporate Governance Guidelines, and the charters for each of the committees of our Board of Trustees: the Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee.  Copies of each of these documents are also available in print, free of charge, upon request by any security holder.  Requests may be made by mail by contacting Investor Relations, 460 E. Swedesford Road, Suite 3000, Wayne, PA 19087.

Item 1A.                          Risk Factors.

The following section sets forth material factors that may adversely affect our business and operations.  The following factors and other information contained in this registration statement should be considered in evaluating us and our business.

Risks Related to our Business and Operations

Adverse macroeconomic and business conditions may significantly and negatively affect our revenues, profitability and results of operations.

The United States has recently experienced an economic slowdown that has resulted in higher unemployment, shrinking demand for products, large-scale business failures and tight credit markets.  Our results of operations may be sensitive to changes in overall economic conditions that impact consumer spending, including discretionary spending, as well as to increased bad debts due to recessionary pressures.  A continuation of ongoing adverse economic conditions affecting disposable consumer income, such as employment levels, business conditions, interest rates, tax rates, fuel and energy costs, and other matters could reduce consumer spending or cause consumers to shift their spending to other products and services.  A general reduction in the level of discretionary spending or shifts in consumer discretionary spending and continuation or further worsening of macroeconomic conditions could have a significant adverse effect on our sales, profitability and results of operations.

Many states and local jurisdictions are facing severe budgetary problems which may have an adverse impact on our business and financial results.

Many states and jurisdictions are facing severe budgetary problems.  Action that may be taken in response to these problems, such as increases in property taxes on commercial properties, changes to sales taxes or other governmental efforts, including mandating medical insurance for employees, could adversely impact our business and results of operations.

Our financial performance is dependent upon the economic and other conditions of the markets in which our facilities are located.

We are susceptible to adverse developments in the markets in which we operate, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors.  Our facilities in Florida, California, Texas, Ohio, Tennessee, Illinois and Arizona accounted for approximately 16%, 14%, 12%, 8%, 7%, 7% and 5%, respectively, of our total rentable square feet as of March 31, 2011.  As a result of this geographic concentration of our facilities, we are particularly susceptible to adverse market conditions in these areas.  Any adverse economic or real estate developments in these markets, or in any of the other markets in which we operate, or any decrease in demand for self-storage space resulting from the local business climate could adversely affect our rental revenues, which could impair our ability to satisfy our debt service obligations and pay distributions to unitholders.

We face risks associated with facility acquisitions.

We have in the past acquired, and intend at some time in the future to acquire, individual and portfolios of self-storage facilities that would increase our size and potentially alter our capital structure.  Although we believe that the acquisitions that we expect to undertake in the future will enhance our future financial performance, the success of such transactions is subject to a number of factors, including the risks that:

•                  we may not be able to obtain financing for acquisitions on favorable terms;

•                  acquisitions may fail to perform as expected;

•                  the actual costs of repositioning or redeveloping acquired facilities may be higher than our estimates;

•                  acquisitions may be located in new markets where we may have limited knowledge and understanding of the local economy, an absence of business relationships in the area or an unfamiliarity with local governmental and permitting procedures;

•                  there is only limited recourse, or no recourse, to the former owners of newly acquired facilities for unknown or undisclosed liabilities such as the clean-up of undisclosed environmental contamination; claims by tenants, vendors or other persons arising on account of actions or omissions of the former owners of the facilities; ordinary course of business expenses; and claims by local governments, adjoining property owners, property owner associations, and easement holders for fees, assessments, taxes on other property-related changes.

As a result, if a liability were asserted against us based upon ownership of an acquired facility, we might be required to pay significant sums to settle it, which could adversely affect our financial results and cash flow.

We will incur costs and will face integration challenges when we acquire additional facilities.

As we acquire or develop additional self-storage facilities, we will be subject to risks associated with integrating and managing new facilities, including customer retention and mortgage default risks. In the case of a large portfolio purchase, we could experience strains in our existing management information capacity.  In addition, acquisitions or developments may cause disruptions in our operations and divert management’s attention away from day-to-day operations.  Furthermore, our profitability may suffer because we will be required to expense acquisition-related costs and amortize in future periods costs for acquired goodwill and other intangible assets.  Our failure to successfully integrate any future facilities into our portfolio could have an adverse effect on our operating costs and our ability to make distributions to unitholders.

The acquisition of new facilities that lack operating history with us will give rise to difficulties in predicting revenue potential.

We intend to continue to acquire additional facilities.  These acquisitions could fail to perform in accordance with expectations.  If we fail to accurately estimate occupancy levels, rental rates, operating costs or costs of improvements to bring an acquired facility up to the standards established for our intended market position, the performance of the facility may be below expectations.  Acquired facilities may have characteristics or deficiencies affecting their valuation or revenue potential that we have not yet discovered.  We cannot assure you that the performance of facilities acquired by us will increase or be maintained under our management.

We depend on external sources of capital that are outside of our control; the unavailability of capital from external sources could adversely affect our ability to acquire or develop facilities, satisfy our debt obligations and/or make distributions to unitholders.

We depend on external sources of capital to fund acquisitions and facility development, to satisfy our debt obligations and to make distributions to unitholders that enable our general partner to make corresponding distributions to its shareholders and thereby permit it to maintain its status as a REIT.  These external sources of capital may not be available on favorable terms, if at all.  Our access to external sources of capital depends on a number of things, including the market’s perception of our growth potential and our current and potential future earnings and the ability of our general partner to continue to qualify as a REIT for federal income tax purposes.  If we are unable to obtain external sources of capital, we may not be able to acquire or develop facilities when strategic opportunities exist, satisfy our debt obligations or make distributions to unitholders that would enable our general partner to make distributions to its shareholders and thereby permit it to qualify as a REIT or avoid paying tax on its REIT taxable income.

Rising operating expenses could reduce our cash flow and funds available for future distributions to unitholders.

Our facilities and any other facilities we acquire or develop in the future are and will be subject to operating risks common to real estate in general, any or all of which may negatively affect us.  Our facilities are subject to increases in operating expenses such as real estate and other taxes, personnel costs including the cost of providing specific medical coverage to our employees, utilities, insurance, administrative expenses and costs for repairs and maintenance.  If operating expenses increase without a corresponding increase in revenues, our profitability could diminish and limit our ability to make distributions to unitholders.

We cannot assure you of our ability to make distributions in the future.

Our general partner is required under the Internal Revenue Code of 1986 (which we refer to as the “Code”) to distribute at least 90% of its taxable income, determined without regard to the dividends-paid deduction and excluding any net capital gain, and we are required to make distributions to our general partner to allow it to satisfy these REIT distribution requirements.  Our ability to make distributions will depend upon, among other factors:

•                  the operational and financial performance of our facilities;

•                  capital expenditures with respect to existing and newly acquired facilities;

•                  maintenance of our general partner’s REIT status;

•                  general and administrative costs, including those associated with our general partner’s operation as a publicly-held REIT;

•                  the amount of, and the interest rates on, our debt;

•                  the absence of significant expenditures relating to environmental and other regulatory matters; and

•                  other risk factors described in this registration statement.

Certain of these matters are beyond our control and any significant difference between our expectations and actual results could have a material adverse effect on our cash flow and our ability to make distributions to unitholders.

If we are unable to promptly re-let our units or if the rates upon such re-letting are significantly lower than expected, then our business and results of operations would be adversely affected.

We derive revenues principally from rents received from customers who rent units at our self-storage facilities under month-to-month leases.  Any delay in re-letting units as vacancies arise would reduce our revenues and harm our operating results. In addition, lower than expected rental rates upon re-letting could adversely affect our revenues and impede our growth.

Property ownership through joint ventures may limit our ability to act exclusively in our interest.

We have in the past, and may continue to, co-invest with third parties through joint ventures.  In any such joint venture, we may not be in a position to exercise sole decision-making authority regarding the facilities owned through joint ventures.  Investments in joint ventures may, under certain circumstances, involve risks not present when a third party is not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their share of required capital contributions.  Joint venture partners may have business interests or goals that are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives.  Such investments also have the potential risk of impasse on strategic decisions, such as a sale, in cases where neither we nor the joint venture partner would have full control over the joint venture.  In other circumstances, joint venture partners may have the ability without our agreement to make certain major decisions, including decisions about sales, capital expenditures and/or financing.  Any disputes that may arise between us and our joint venture partners could result in litigation or arbitration that could increase our expenses and distract our management from focusing their time and effort on our business.  In addition, we might in certain circumstances be liable for the actions of our joint venture partners, and the activities of a joint venture could adversely affect the ability of our general partner to qualify as a REIT, even though we do not control the joint venture.

We face risks and significant competition associated with actions taken by our competitors.

Actions by our competitors may decrease or prevent increases of the occupancy and rental rates of our properties.  We compete with numerous developers, owners and operators of self-storage, including REITs, some of which own or may in the future own properties similar to ours in the same submarkets in which our properties are located and some of which may have greater capital resources.  In addition, due to the relatively low cost of each individual self-storage facility, other developers, owners and operators have the capability to build additional facilities that may compete with our facilities.

If our competitors build new facilities that compete with our facilities or offer space at rental rates below current market rates or below the rental rates we currently charge our tenants, we may lose potential tenants, and we may be pressured to reduce our rental rates below those we currently charge in order to retain tenants when our tenants’ leases expire.  As a result, our financial condition, cash flow, cash available for distribution and ability to satisfy our debt service obligations could be materially adversely affected.  In addition, increased competition for customers may require us to make capital improvements to facilities that we would not have otherwise made.  Any unbudgeted capital improvements we undertake may reduce cash available for distribution to unitholders.

We also face significant competition for acquisitions and development opportunities.  Some of our competitors have greater financial resources than we do and a greater ability to borrow funds to acquire facilities.  These competitors may also be willing to accept more risk than we can prudently manage, including risks with respect to the geographic proximity of investments and the payment of higher facility acquisition prices.  This competition for investments may reduce the number of suitable investment opportunities available to us, may increase acquisition costs and may reduce demand for self-storage space in certain areas where our facilities are located and, as a result, adversely affect our operating results.

We may become subject to litigation or threatened litigation which may divert management’s time and attention, require us to pay damages and expenses or restrict the operation of our business.

We may become subject to disputes with commercial parties with whom we maintain relationships or other parties with whom we do business.  Any such dispute could result in litigation between us and the other parties.  Whether or not any dispute actually proceeds to litigation, we may be required to devote significant management time and attention to its successful resolution (through litigation, settlement or otherwise), which would detract from our management’s ability to focus on our business.  Any such resolution could involve the payment of damages or expenses by us, which may be significant.  In addition, any such resolution could involve our agreement with terms that restrict the operation of our business.

One type of commercial dispute could involve our use of our brand name and other intellectual property (for example, logos, signage and other marks), for which we generally have common law rights but no federal trademark registration.  There are other commercial parties, at both a local and national level, that may assert that our use of our brand names and other intellectual property conflict with their rights to use brand names and other intellectual property that they consider to be similar to ours.  Any such commercial dispute and related resolution would involve all of the risks described above, including, in particular, our agreement to restrict the use of our brand name or other intellectual property.

We also could be sued for personal injuries and/or property damage occurring on our properties.  We maintain liability insurance with limits that we believe adequate to provide for the defense and/or payment of any damages arising from such lawsuits.  There can be no assurance that such coverage will cover all costs and expenses from such suits.

Potential losses may not be covered by insurance, which could result in the loss of our investment in a facility and the future cash flows from the facility.

We carry comprehensive liability, fire, extended coverage and rental loss insurance covering all of the facilities in our portfolio.  We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice.  We do not carry insurance for losses such as loss from riots, war or acts of God, and, in some cases, flooding and environmental hazards, because such coverage is not available or is not available at commercially reasonable rates.  Some of our policies, such as those covering losses due to terrorism, hurricanes, floods and earthquakes, are insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses.  If we experience a loss at a facility that is uninsured or that exceeds policy limits, we could lose the capital invested in that facility as well as the anticipated future cash flows from that facility. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it impractical or undesirable to use insurance proceeds to replace a facility after it has been damaged or destroyed.  In addition, if the damaged facilities are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these facilities were irreparably damaged.

Our insurance coverage may not comply fully with certain loan requirements.

Certain of our properties serve as collateral for our mortgage-backed debt, some of which was assumed in connection with our acquisition of facilities that requires us to maintain insurance at levels and on terms that are not commercially reasonable in the current insurance environment.  We may be unable to obtain required insurance coverage if the cost and/or availability make it impractical or impossible to comply with debt covenants.  If we cannot comply with a lender’s requirements in any respect, the lender could declare a default that could affect our ability to obtain future financing and could have a material adverse effect on our results of operations and cash flows and our ability to obtain future financing.  In addition, we may be required to self-insure against certain losses or our insurance costs may increase.

Potential liability for environmental contamination could result in substantial costs.

We are subject to federal, state and local environmental regulations that apply generally to the ownership of real property and the operation of self-storage facilities.  If we fail to comply with those laws, we could be subject to significant fines or other governmental sanctions.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at a facility and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean up costs incurred by such parties in connection with contamination.  Such liability may be imposed whether or not the owner or operator knew of, or was responsible for, the presence of these hazardous or toxic substances.  The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner’s ability to sell or rent such facility or to borrow using such facility as collateral.  In addition, in connection with the ownership, operation and management of real properties, we are potentially liable for property damage or injuries to persons and property.

Our practice is to conduct or obtain environmental assessments in connection with the acquisition or development of additional facilities. We obtain or examine environmental assessments from qualified and reputable environmental consulting firms (and intend to conduct such assessments prior to the acquisition or development of additional facilities).  The environmental assessments received to date have not revealed, nor do we have actual knowledge of, any environmental liability that we believe will have a material adverse effect on us.  However, we cannot assure you that any environmental assessments performed have identified or will identify all material environmental conditions, that any prior owner of any facility did not create a material environmental condition not actually known to us or that a material environmental condition does not otherwise exist with respect to any of our facilities.

Americans with Disabilities Act and applicable state accessibility act compliance may require unanticipated expenditures.

Under the Americans with Disabilities Act of 1990 and applicable state accessibility act laws (collectively, the “ADA”), all places of public accommodation are required to meet federal requirements related to physical access and use by disabled persons.  A number of other federal, state and local laws may also impose access and other similar requirements at our facilities.  A failure to comply with the ADA or similar state or local requirements could result in the governmental imposition of fines or the award of damages to private litigants affected by the noncompliance.  Although we believe that our facilities comply in all material respects with these requirements (or would be eligible for applicable exemptions from material requirements because of adaptive assistance provided), a determination that one or more of our facilities is not in compliance with the ADA or similar state or local requirements would result in the incurrence of additional costs associated with bringing the facilities into compliance.  If we are required to make substantial modifications to comply with the ADA or similar state or local requirements, we may be required to incur significant unanticipated expenditures, which could have an adverse effect on our operating costs and our ability to make distributions to unitholders.

Privacy concerns could result in regulatory changes that may harm our business.

Personal privacy has become a significant issue in the jurisdictions in which we operate.  Many jurisdictions in which we operate have imposed restrictions and requirements on the use of personal information by those collecting such information.  Changes to law or regulations affecting privacy, if applicable to our business, could impose additional costs and liability on us and could limit our use and disclosure of such information.

We face system security risks as we depend upon automated processes and the Internet.

We are increasingly dependent upon automated information technology processes.  While we attempt to mitigate this risk through offsite backup procedures and contracted data centers that include, in some cases, redundant operations, we could still be severely impacted by a catastrophic occurrence, such as a natural disaster or a terrorist attack.  In addition, an increasing portion of our business operations are conducted over the Internet, increasing the risk of viruses that could cause system failures and disruptions of operations despite our deployment of anti-virus measures.  Experienced computer programmers may be able to penetrate our network security and misappropriate our confidential information, create system disruptions or cause shutdowns.

Terrorist attacks and other acts of violence or war may adversely impact our performance and may affect the markets on which our general partner’s securities are traded.

Terrorist attacks against our facilities, the United States or our interests, may negatively impact our operations and the value of our securities.  Attacks or armed conflicts could negatively impact the demand for self-storage facilities and increase the cost of insurance coverage for our facilities, which could reduce our profitability and cash flow.  Furthermore, any terrorist attacks or armed conflicts could result in increased volatility in or damage to the United States and worldwide financial markets and economy.

Risks Related to the Real Estate Industry

Our performance and the value of our self-storage facilities are subject to risks associated with our properties and with the real estate industry.

Our rental revenues and operating costs and the value of our real estate assets, and consequently the value of our securities, are subject to the risk that if our facilities do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to make distributions to unitholders will be adversely affected.  Events or conditions beyond our control that may adversely affect our operations or the value of our facilities include but are not limited to:

•                  downturns in the national, regional and local economic climate;

•                  local or regional oversupply, increased competition or reduction in demand for self-storage space;

•                  vacancies or changes in market rents for self-storage space;

•                  inability to collect rent from customers;

•                  increased operating costs, including maintenance, insurance premiums and real estate taxes;

•                  changes in interest rates and availability of financing;

•                  hurricanes, earthquakes and other natural disasters, civil disturbances, terrorist acts or acts of war that may result in uninsured or underinsured losses;

•                  significant expenditures associated with acquisitions and development projects, such as debt service payments, real estate taxes, insurance and maintenance costs which are generally not reduced when circumstances cause a reduction in revenues from a property;

•                  costs of complying with changes in laws and governmental regulations, including those governing usage, zoning, the environment and taxes; and

•                  the relative illiquidity of real estate investments.

In addition, prolonged periods of economic slowdown or recession, rising interest rates or declining demand for self-storage, or the public perception that any of these events may occur, could result in a general decline in rental revenues, which could impair our ability to satisfy our debt service obligations and to make distributions to unitholders.

Rental revenues are significantly influenced by demand for self-storage space generally, and a decrease in such demand would likely have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio.

Because our portfolio of facilities consists primarily of self-storage facilities, we are subject to risks inherent in investments in a single industry.  A decrease in the demand for self-storage space would have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio.  Demand for self-storage space has been and could be adversely affected by ongoing weakness in the national, regional and local economies, changes in supply of, or demand for, similar or competing self-storage facilities in an area and the excess amount of self-storage space in a particular market.  To the extent that any of these conditions occur, they are likely to affect market rents for self-storage space, which could cause a decrease in our rental revenue.  Any such decrease could impair our ability to satisfy debt service obligations and make distributions to unitholders.

Because real estate is illiquid, we may not be able to sell properties when appropriate.

Real estate property investments generally cannot be sold quickly.  Also, the tax laws applicable to our general partner, as a REIT, require that we hold our facilities for investment, rather than sale in the ordinary course of business, which may cause us to forgo or defer sales of facilities that otherwise would be in our best interest.  Therefore, we may not be able to dispose of facilities promptly, or on favorable terms, in response to economic or other market conditions, which may adversely affect our financial position. Furthermore, if we dispose of properties with a low tax basis in a taxable transaction, we may be required to distribute a significant amount of the taxable gain to our shareholders and this could, in turn, impact our cash flow.

Risks Related to Taxes

To maintain our general partner’s REIT status, we may be forced to borrow funds on a short term basis during unfavorable market conditions.

As a REIT, our general partner is subject to certain distribution requirements, including the requirement to distribute 90% of its REIT taxable income, excluding net capital gains, that may result in our having to make distributions to our unitholders (including our general partner) at a disadvantageous time or to borrow funds at unfavorable rates.  Compliance with this requirement may hinder our ability to operate solely on the basis of maximizing profits.

Because of our general partner’s distribution requirements, we are required to make distributions to our general partner, and we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow.  Consequently, we rely on third-party sources of capital to fund our capital needs.  We may not be able to obtain financing on favorable terms or at all.  Any additional debt we incur will increase our leverage.  Access to third-party sources of capital depends, in part, on general market conditions and the availability of credit, the market’s perception of our growth potential, our current and expected future earnings, our cash flows and cash distributions, and the quoted market price of the common shares of our general partner into which our common OP Units may be exchanged.  If we cannot obtain capital from third-party sources, our financial condition, results of operations, cash flows, the quoted trading price of the common shares of our general partner into which our common OP Units may be exchanged, and our ability to satisfy our debt service obligations and to pay distributions to our unitholders, including our general partner, may be adversely affected.

Our failure to be treated as a partnership would have adverse consequences.

If the IRS were to successfully challenge our tax status or the tax status of any of our subsidiary partnerships for federal income tax purposes, we or the affected subsidiary would be taxable as a corporation.  In such event, the imposition of a corporate tax on us or a subsidiary partnership would reduce the amount of cash available for distribution to our unitholders.

We will pay some taxes even if we qualify as a partnership, which will reduce the cash available for distribution to our unitholders.

Even if we qualify as a partnership for federal income tax purposes, we will be required to pay certain federal, state and local taxes on our (and its) income and property.  For example, any net taxable income earned directly by our taxable REIT subsidiaries, or through entities that are disregarded for federal income tax purposes as entities separate from our taxable REIT subsidiaries, will be subject to federal and possibly state corporate income tax.  We have elected to treat some of our subsidiaries as taxable REIT subsidiaries, including U-Store-It Mini Warehouse Co., and we may elect to treat other subsidiaries as taxable REIT subsidiaries in the future.  To the extent that we or our affiliates are required to pay federal, state and local taxes, we will have less cash available for distributions to our unitholders.

We face possible federal, state and local tax audits.

Certain entities through which we own real estate either have undergone, or are currently undergoing, tax audits.  Although we believe that we have substantial arguments in favor of our positions in the ongoing audits, in some instances there is no controlling precedent or interpretive guidance on the specific point at issue.  Collectively, tax deficiency notices received to date from the jurisdictions conducting the ongoing audits have not been material.  However, there can be no assurance that future audits will not occur with increased frequency or that the ultimate result of such audits will not have a material adverse effect on our results of operations.

Risks Related to our Debt Financings

We face risks related to current debt maturities, including refinancing and counterparty risk.

Certain of our mortgages will have significant outstanding balances on their maturity dates, commonly known as “balloon payments.”  We may not have the cash resources available to repay those amounts, and we may need to raise funds for such repayment either through the issuance of OP Units (including OP Units issued to our general partner in exchange for proceeds contributed to us from its issuance of shares), additional borrowings (which may include extension of maturity dates), joint ventures or asset sales.  There can be no assurance that we will be able to refinance the debt on favorable terms or at all.  To the extent we cannot refinance debt on favorable terms or at all, we may be forced to dispose of properties on disadvantageous terms or pay higher interest rates, either of which would have an adverse impact on our financial performance and ability to make distributions to unitholders.

In addition, we may be exposed to the potential risk of counterparty default or non-payment with respect to interest rate hedges, swap agreements, floors, caps and other interest rate hedging contracts that we may enter into from time to time, in which event we could suffer a material loss on the value of those agreements.  Although these agreements may lessen the impact of rising interest rates on us, they also expose us to the risk that other parties to the agreements will not perform or that we cannot enforce the agreements.  There is no assurance that our potential counterparties on these agreements are likely to perform their obligations under such agreements.

Financing our future growth plan or refinancing existing debt maturities could be impacted by negative capital market conditions.

Recently, domestic financial markets have experienced extreme volatility and uncertainty. Overall liquidity has tightened in the domestic financial markets, including the investment grade debt and equity capital markets.  Consequently, there is greater uncertainty regarding our ability to access the credit markets in order to attract financing on reasonable terms nor can there be any assurance our general partner can issue common or preferred equity securities at a reasonable price.  Our ability to finance new acquisitions and refinance future debt maturities could be adversely impacted by our inability to secure permanent financing on reasonable terms, if at all.

The terms and covenants relating to our indebtedness could adversely impact our economic performance.

Like other real estate companies that incur debt, we are subject to risks associated with debt financing, such as the insufficiency of cash flow to meet required debt service payment obligations and the inability to refinance existing indebtedness.  If our debt cannot be paid, refinanced or extended at maturity, we may not be able to make distributions to unitholders at expected levels or at all and may not be able to acquire new properties.  Failure to make distributions to our unitholders could result in failure of our general partner to qualify as a REIT for federal income tax purposes.  Furthermore, an increase in our interest expense could adversely affect our cash flow and ability to make distributions to unitholders.  If we do not meet our debt service obligations, any facilities securing such indebtedness could be foreclosed on, which would have a material adverse effect on our cash flow and ability to make distributions and, depending on the number of facilities foreclosed on, could threaten our continued viability.

Our unsecured credit facility contains (and any new or amended facility we may enter into from time to time will likely contain) customary affirmative and negative covenants, including financial covenants that, among other things, require us to comply with certain liquidity and net worth tests.  Our ability to borrow under our credit facility is (and any new or amended facility we may enter into from time to time will be) subject to compliance with such financial and other covenants.  In the event that we fail to satisfy these covenants, we would be in default under the credit facility and may be required to repay such debt with capital from other sources.  Under such circumstances, other sources of debt or equity capital may not be available to us, or may be available only on unattractive terms.  Moreover, the presence of such covenants in our credit agreements could cause us to operate our business with a view toward compliance with such covenants, which might not produce optimal returns for unitholders.

Increases in interest rates on variable rate indebtedness would increase our interest expense, which could adversely affect our cash flow and ability to make distributions to unitholders.  Rising interest rates could also restrict our ability to refinance existing debt when it matures.  In addition, an increase in interest rates could decrease the amounts that third parties are willing to pay for our assets, thereby limiting our ability to alter our portfolio promptly in relation to economic or other conditions.

Our organizational documents contain no limitation on the amount of debt we may incur.  As a result, we may become highly leveraged in the future.

Our organizational documents contain no limitations on the amount of indebtedness that we may incur.  We could alter the balance between our total outstanding indebtedness and the value of our assets at any time.  If we become more highly leveraged, then the resulting increase in debt service could adversely affect our ability to make payments on our outstanding indebtedness and to make distributions required to maintain our general partner’s REIT status, and could harm our financial condition.

Risks Related to our Organization and Structure

We are dependent upon our senior management team whose continued service is not guaranteed.

Our executive team, including our executive officers, have extensive self-storage, real estate and public company experience.  Although we have employment agreements with these members of our senior management team, we cannot provide any assurance that any of them will remain in our employment.  The loss of services of one or more members of our senior management team could adversely affect our operations and our future growth.

We are dependent upon our on-site personnel to maximize customer satisfaction; any difficulties we encounter in hiring, training and retaining skilled field personnel may adversely affect our rental revenues.

As of March 31, 2011, we had 1,017 field personnel involved in the management and operation of our facilities.  The customer service, marketing skills and knowledge of local market demand and competitive dynamics of our facility managers are contributing factors to our ability to maximize our rental income and to achieve the highest sustainable rent levels at each of our facilities.  We compete with various other companies in attracting and retaining qualified and skilled personnel.  Competitive pressures may require that we enhance our pay and benefits package to compete effectively for such personnel.  If there is an increase in these costs or if we fail to attract and retain qualified and skilled personnel, our business and operating results could be harmed.

Certain provisions of Maryland law applicable to our general partner may delay, deter, or prevent a change of control transaction.

Certain provisions of Maryland law may have the effect of inhibiting a third party from making a proposal to acquire our general partner or of impeding a change of control under circumstances that otherwise could provide the holders of our OP Units with the opportunity to realize a premium over the then-prevailing market price of the common shares of our general partner into which the OP Units may be exchanged, including:

•                  “business combination moratorium/fair price” provisions that, subject to limitations, prohibit certain business combinations between our general partner and an “interested shareholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our general partner’s shares or an affiliate thereof) for five years after the most recent date on which the shareholder becomes an interested shareholder, and thereafter imposes stringent fair price and super-majority shareholder voting requirements on these combinations; and

•                  “control share” provisions that provide that “control shares” of our general partner (defined as shares which, when aggregated with other shares controlled by the shareholder, entitle the shareholder to exercise one of three increasing ranges of voting power in electing Trustees) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares” from a party other than the issuer) have no voting rights except to the extent approved by our general partner’s shareholders by the affirmative vote of at least two thirds of all the votes entitled to be cast on the matter, excluding all interested shares, and are subject to redemption in certain circumstances.

Our general partner has opted out of these provisions of Maryland law.  However, the Board of Trustees of our general partner may opt to make these provisions applicable at any time without shareholder or unitholder approval.

The Board of Trustees of our general partner has the discretion, granted in its bylaws and Maryland law, without shareholder or unitholder approval to, among other things (1) create a staggered Board of Trustees, and (2) amend its bylaws or repeal individual bylaws in a manner that provides the Board of Trustees with greater authority.  Any such action could inhibit or impede a third party from making a proposal to acquire us at a price that could be beneficial to our unitholders.

Our general partner’s charter contains provisions that may delay, deter, or prevent a change of control transaction.

Our general partner’s declaration of trust permits its Board of Trustees to issue up to 40,000,000 preferred shares, having those preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications, or terms or conditions of redemption as determined by the  Board.  In addition, the Board may reclassify any unissued common shares into one or more classes or series of preferred shares.  Thus, the Board could authorize, without unitholder or shareholder approval, the issuance of preferred shares with terms and conditions that could have the effect of discouraging a takeover or other transaction in which holders of our OP Units might receive a premium for their OP Units over the then-prevailing market price of our general partner’s common shares. We currently do not expect that the Board would require shareholder approval prior to such a preferred issuance.  In addition, any preferred shares that our general partner issues would be accompanied by our issuance to our general partner of mirror preferred OP Units that rank senior to our common OP Units with respect to distributions, in which case we could not pay any distributions on our common OP Units until full distributions had been paid with respect to such mirror preferred OP Units.

The are restrictions on the ownership of the equity securities of our general partner, which limit the opportunities for a change of control at a premium to existing unitholders.

For our general partner to continue to qualify as a REIT, not more than 50% in value of its outstanding shares may be owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year.  Both to facilitate maintenance of our general partner’s qualification as a REIT and for anti-takeover and other strategic reasons, the charter of our general partner, subject to certain exceptions, contains restrictions on the number of its shares of beneficial interest that a person may own.  The charter provides that:

•                  no person, other than an excepted holder or a designated investment entity (each as defined in the charter), may own directly, or be deemed to own by virtue of the attribution provisions of the Code, more than 5%, in value or number of shares, whichever is more restrictive, of the issued and outstanding shares of any class or series of common shares of our general partner;

•                  no person may own directly or indirectly, or be deemed to own through attribution, more than 9.8% in value or number of shares, whichever is more restrictive, of the issued and outstanding shares of any class or series of preferred shares of our general partner;

•                  no excepted holder, which means certain members of the Amsdell family, certain trusts established for the benefit of members of the Amsdell family and certain related entities, may own directly or indirectly common shares of our general partner if, under the applicable tax attribution rules of the Code, any single excepted holder who is treated as an individual would own more than 29%, in value or number of shares, whichever is more restrictive, of our general partner’s outstanding common shares, any two excepted holders treated as individuals would own more than 34%, in value or number of shares, whichever is more restrictive, of the outstanding general partner’s common shares, any three excepted holders treated as individuals would own more than 39%, in value or number of shares, whichever is more restrictive, of the general partner’s outstanding common shares, any four excepted holders treated as individuals would own more than 44%, in value or number of shares, whichever is more restrictive, of the general partner’s outstanding common shares, or any five excepted holders treated as individuals would own more than 49%, in value or number of shares, whichever is more restrictive, of the general partner’s outstanding common shares;

•                  no designated investment entity may acquire or hold, directly or indirectly (or through attribution), shares in excess of the designated investment entity limit of 9.8%, in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of common shares of our general partner;

•                  no person shall beneficially or constructively own shares of beneficial interest of our general partner that would result in it being “closely held” under Section 856(h) of the Code or otherwise cause it to fail to qualify as a REIT; and

•                  no person shall transfer shares of beneficial interest of our general partner if such transfer would result in its shares of beneficial interest being owned by fewer than 100 persons.

The excepted holder limit was established in light of the fact that Robert J. Amsdell, Barry L. Amsdell, Todd C. Amsdell and certain Amsdell Entities owned a substantial percentage of our general partner’s common shares upon completion of our general partner’s initial public offering in 2004.  The excepted holder limit does not permit each excepted holder to own 29% of our general partner’s common shares.  Rather, the excepted holder limit prevents two or more excepted holders who are each treated as individuals under the applicable tax attribution rules from owning a higher percentage of our general partner’s common shares than the maximum number of common shares that could be owned by any one excepted holder (29%), plus the maximum number of common shares that could be owned by any one or more other individual common shareholders who are not excepted holders (5%).

Robert J. Amsdell, our former Chairman and Chief Executive Officer; Barry L. Amsdell, a former Trustee; Todd C. Amsdell, our former Chief Operating Officer and former President of our development subsidiary,  and the Amsdell Entities (collectively, “The Amsdell Family”) collectively own an approximate 13.1% beneficial interest in our general partner on a fully diluted basis and therefore have the ability to exercise significant influence on any matter presented to our general partner’s shareholders.

The Amsdell Family collectively owned as of March 31, 2011 approximately 11.73% of our general partner’s outstanding common shares, and an approximate 13.1% beneficial interest in our general partner on a fully diluted basis.  Consequently, the Amsdell Family may be able to significantly influence the outcome of matters submitted for shareholder action, including the election of our general partner’s Board of Trustees and approval of significant corporate and partnership transactions, including business combinations, consolidations and mergers.  As a result, Robert J. Amsdell, Barry L. Amsdell and Todd C. Amsdell have substantial influence on us and could exercise their influence in a manner that conflicts with the interests of our unitholders.

Our unitholders have limited control to prevent us from making any changes to our investment and financing policies.

Our general partner’s Board of Trustees has adopted policies with respect to certain activities.  These policies may be amended or revised from time to time at the discretion of the Board of Trustees without a vote of unitholders or shareholders.  This means that our unitholders have limited control over changes in our policies.  Such changes in our policies intended to improve, expand or diversify our business may not have the anticipated effects and consequently may adversely affect our business and prospects and results of operations and the share price of our general partner’s shares.

Our rights and the rights of our unitholders to take action against our general partner’s Trustees and officers are limited.

Maryland law provides that a trustee or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the company’s best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances.  Our general partner’s declaration of trust and bylaws effectively require us to indemnify our general partner’s Trustees and officers for actions taken by them on behalf of us in those capacities to the extent permitted by Maryland law.  Accordingly, in the event that actions taken in good faith by any Trustee or officer impede our performance, our unitholders’ ability to recover damages from that Trustee or officer will be limited.

Risks Related to our Securities

Additional Interests of equity securities of our general partner may be dilutive to unitholders.

The interests of our unitholders could be diluted if we or our general partner issue additional equity securities to finance future developments or acquisitions or to repay indebtedness.  The Board of Trustees of our general partner may authorize the issuance of additional equity securities of our general partner without shareholder approval and may authorize the issuance of additional OP Units without limited partner approval.  Our ability to execute our business strategy depends upon our access to an appropriate blend of debt financing, including unsecured lines of credit and other forms of secured and unsecured debt, and equity financing, including the issuance of common and preferred equity.

Many factors could have an adverse effect on the fair value of our general partner’s securities and thereby impact our business objectives and operations.

We depend on contributions to us of net proceeds from the issuances of equity securities by our general partner in exchange for our issuance to our general partner of OP Units.  A number of factors might adversely affect the price of our general partner’s securities, many of which are beyond our control.  These factors include:

•                  increases in market interest rates relative to the dividend yield on our general partner’s shares.  If market interest rates go up, prospective purchasers of our general partner’s securities may require a higher yield.  Higher market interest rates would not, however, result in more funds for us and, to the contrary, would likely increase our borrowing costs and potentially decrease funds available for distribution.  Thus, higher market interest rates could cause the market price of our general partner’s common shares to decline;

•                  anticipated benefit of an investment in our general partner’s securities as compared to investment in securities of companies in other industries (including benefits associated with tax treatment of dividends and distributions);

•                  perception by market professionals of REITs generally and REITs comparable to our general partner in particular;

•                  level of institutional investor interest in our general partner’s securities;

•                  relatively low trading volumes in securities of REITs;

•                  our results of operations and financial condition;

•                  investor confidence in the stock market generally; and

•                  additions and departures of key personnel.

The fair value of our general partner’s common shares is based primarily upon the market’s perception of our growth potential and our current and potential future earnings and cash distributions.  Consequently, our general partner’s common shares may trade at prices that are higher or lower than our general partner’s net asset value per common share.  If our future earnings or cash distributions are less than expected, it is likely that the market price of our general partner’s common shares will decline.

Item 2.                                   Financial Information.

Selected Financial Data

The following sets forth selected consolidated financial and operating information for U-Store-It L.P.  The following data should be read in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included below in this registration statement.

The consolidated balance sheet data as of December 31, 2010, 2009 and 2008 and the consolidated statements of income data for each of the years in the three-year period ended December 31, 2010 have been derived from the historical consolidated financial statements of U-Store-It L.P. and subsidiaries, which are included in this registration statement and which have been audited by KPMG LLP, an independent registered public accounting firm, whose report with respect thereto is included elsewhere in this registration statement.  The consolidated balance sheet data as of December 31, 2007 and 2006 and the consolidated statements of income data for each of the years ended December 31, 2007 and 2006 have been derived from the historical consolidated financial statements of U-Store-It L.P. and subsidiaries, not audited by KPMG LLP.  The consolidated balance sheet data as of March 31, 2011 and the consolidated statements of income data for each of the three months ended March 31, 2011 and 2010 have been derived from the unaudited consolidated financial statements of U-Store-It L.P. and subsidiaries, which are included elsewhere in this registration statement.  The results for the three months ended March 31, 2011 are not necessarily indicative of the results to be expected for the full year.

	For the three months ended March 31,	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
		(Dollars and shares in thousands, except per common unit data)
REVENUES
Rental income	$51,873	$195,357	$194,590	$202,200	$186,330	$171,059
Other property related income	4,759	18,640	16,086	15,130	15,148	13,344
Other - related party	—	—	—	—	365	457
Property management fee income	909	2,829	56	—	—	—
Total revenues	57,541	216,826	210,732	217,330	201,843	184,860
OPERATING EXPENSES
Property operating expenses	25,610	93,696	91,380	92,533	86,358	75,921
Property operating expenses - related party	—	—	—	—	59	69
Depreciation and amortization	15,572	62,945	69,125	71,974	63,183	58,043
Asset write-off	—	—	—	—	—	305
Lease abandonment	—	—	—	—	1,316	—
General and administrative	6,031	25,406	22,569	24,964	21,966	21,675
General and administrative - related party	—	—	—	—	337	613
Total operating expenses	47,213	182,047	183,074	189,471	173,219	156,626
OPERATING INCOME	10,328	34,779	27,658	27,859	28,624	28,234
OTHER INCOME (EXPENSE)
Interest:
Interest expense on loans	(8,113)	(37,794)	(45,269)	(52,014)	(54,108)	(45,628)
Loan procurement amortization expense	(1,636)	(6,463)	(2,339)	(1,929)	(1,772)	(1,972)
Early extinguishment of debt	—	—	—	—	—	(1,907)
Interest income	9	621	681	153	401	1,336
Acquisition related costs	(109)	(759)	—	—	—	—
Other	(3)	(235)	(33)	94	118	191
Total other expense	(9,852)	(44,630)	(46,960)	(53,696)	(55,361)	(47,980)
LOSS FROM CONTINUING OPERATIONS	476	(9,851)	(19,302)	(25,837)	(26,737)	(19,746)
DISCONTINUED OPERATIONS
Income from discontinued operations	—	2,006	4,831	9,219	9,973	10,422
Net gain on disposition of discontinued operations	—	1,826	14,139	19,720	2,517	—
Total discontinued operations	—	3,832	18,970	28,939	12,490	10,422
NET (LOSS) INCOME	476	(6,019)	(332)	3,102	(14,247)	(9,324)
NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS
Noncontrolling interest in subsidiaries	(598)	(1,755)	(665)	—	—	—
NET (LOSS) INCOME ATTRIBUTABLE TO U-STORE-IT L.P.	$(122)	$(7,774)	$(997)	$3,102	$(14,247)	$(9,324)
Limited Partnership interest of third parties	5	381	60	(310)	1,170	773
NET (LOSS) INCOME ATTRIBUTABLE TO OPERATING PARTNER	$(117)	$(7,393)	$(937)	$2,792	$(13,077)	$(8,551)

Basic and diluted loss per unit from continuing operations attributable to common unitholders	$—	$(0.12)	$(0.27)	$(0.41)	$(0.43)	$(0.32)
Basic and diluted earnings per unit from discontinued operations attributable to common unitholders	$—	$0.04	$0.26	$0.46	$0.21	$0.17
Basic and diluted (loss) earnings per unit attributable to common unitholders	$—	$(0.08)	$(0.01)	$0.05	$(0.22)	$(0.15)

Weighted-average basic and diluted units outstanding (1)	98,769	93,998	70,988	57,621	57,497	57,287
AMOUNTS ATTRIBUTABLE TO OPERATING PARTNER:
Loss from continuing operations	$(117)	$(11,049)	$(18,921)	$(23,803)	$(24,542)	$(18,108)
Total discontinued operations	—	3,656	17,984	26,595	11,465	9,557
Net (loss) income	$(117)	$(7,393)	$(937)	$2,792	$(13,077)	$(8,551)

	At March 31,	At December 31,
	2011	2010	2009	2008	2007	2006

Balance Sheet Data (in thousands):
Storage facilities, net	$1,430,112	$1,428,491	$1,430,533	$1,559,958	$1,647,118	$1,566,815
Total assets	1,475,707	1,478,819	1,598,870	1,597,659	1,687,831	1,615,339
Revolving credit facility	40,500	43,000	—	172,000	219,000	90,500
Unsecured term loan	200,000	200,000	—	200,000	200,000	200,000
Secured term loan	—	—	200,000	57,419	47,444	—
Mortgage loans and notes payable	382,541	372,457	569,026	548,085	561,057	588,930
Total liabilities	672,206	668,266	814,146	1,028,705	1,083,230	930,948
Limited Partnership interest of third parties	49,835	45,145	45,394	46,026	48,982	107,606
Total U-Store-It L.P.’s capital	713,001	724,216	695,309	522,928	555,619	576,785
Noncontrolling interests in subsidiaries	40,665	41,192	44,021	—	—	—
Total liabilities and capital	1,475,707	1,478,819	1,598,870	1,597,659	1,687,831	1,615,339

Other Data:
Number of facilities	364	363	367	387	409	399
Total rentable square feet (in thousands)	23,725	23,635	23,749	24,973	26,119	25,436
Occupancy percentage	76.5%	76.3%	75.2%	78.9%	79.5%	78.2%
Cash dividends declared per share (1)	$0.070	$0.145	$0.10	$0.565	$1.05	$1.16

(1)          We declared distributions on our OP Units in conjunction with our general partner’s announcement of full quarterly dividends of $0.29 per common share on December 1, 2005, February 22, 2006, April 24, 2006, August 23, 2006, November 3, 2006, February 21, 2007, May 9, 2007 and August 14, 2007; dividends of $0.18 per common share on December 13, 2007, February 27, 2008,  May 7, 2008 and August 6, 2008; dividends of $0.025 per common share on December 11, 2008, February 25, 2009, May 26, 2009, August 5, 2009, December 10, 2009, February 24, 2010, June 2, 2010 and August 4, 2010; and dividends of $0.07 per common share on December 14, 2010, February 23, 2011 and June 1, 2011.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this registration statement.  Statements contained in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are not historical facts may be forward-looking statements.  Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected.  Some of the information presented is forward-looking in nature.  Although the information is based on our current expectations, actual results could vary from expectations stated in this registration statement.  Numerous factors could affect our actual results, some of which are beyond our control.  You are cautioned not to place undue reliance on this information, which speaks only as of the date this registration statement was filed. We assume no obligation to update publicly any forward-looking information, whether as a result of new information, future events, or otherwise, except to the extent we are required to do so in connection with our ongoing requirements under federal securities laws to disclose material information.  For a discussion of important risks related to our business, and related to investing in our securities, including risks that could cause actual results and events to differ materially from results and events referred to in the forward-looking information, see Item 1A: Risk Factors.  In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this registration statement might not occur.

Overview

We are an integrated self-storage real estate company, and as such we have in-house capabilities in the operation, design, development, leasing, management and acquisition of self-storage facilities.  Our general partner, which owns its assets and conducts its operations through us, elected to be taxed as a REIT for U.S. federal income tax purposes.  As of March 31, 2011 and December 31, 2010, we owned 364 and 363 self-storage facilities, respectively, totaling approximately 23.7 million rentable square feet and 23.6 million rentable square feet, respectively.  We own 22 of these facilities through our HART joint venture, a consolidated joint venture in which we own a 50% interest.  In addition, as of March 31, 2011, we managed 87 properties for third parties bringing the total number of properties which we owned and/or managed to 451.

We derive revenues principally from rents received from our customers who rent units at our self-storage facilities under month-to-month leases.  Therefore, our operating results depend materially on our ability to retain our existing customers and lease our available self-storage units to new customers while maintaining and, where possible, increasing our pricing levels.  In addition, our operating results depend on the ability of our customers to make required rental payments to us.  We have a decentralized approach to the management and operation of our facilities which places an emphasis on local, market-level oversight and control.  We believe this approach allows us to respond quickly and effectively to changes in local market conditions and to maximize revenues by managing rental rates and occupancy levels.

We typically experience seasonal fluctuations in the occupancy levels of our facilities, with the levels generally slightly higher during the summer months due to increased moving activity.

The United States recently experienced an economic downturn that resulted in higher unemployment, stagnant employment growth, shrinking demand for products, large-scale business failures and tight credit markets.  Our results of operations may be sensitive to changes in overall economic conditions that impact consumer spending, including discretionary spending, as well as to increased bad debts due to recessionary pressures.  A continuation of ongoing adverse economic conditions affecting disposable consumer income, such as employment levels, business conditions, interest rates, tax rates, fuel and energy costs, and other matters could reduce consumer spending or cause consumers to shift their spending to other products and services.  A general reduction in the level of discretionary spending or shifts in consumer discretionary spending could adversely affect our growth and profitability.

In the future, we intend to focus on maximizing internal growth opportunities and selectively pursuing targeted acquisitions and developments of self-storage facilities.  We intend to incur additional debt in connection with any such future acquisitions or developments.

We have one reportable segment: we own, operate, develop, manage and acquire self-storage facilities.

Our self-storage facilities are located in major metropolitan and rural areas and have numerous tenants per facility.  No single tenant represented a significant concentration of our 2010 revenues or our revenues for the quarter ended March 31, 2011.  Our facilities in Florida, California, Texas and Illinois provided approximately 18%, 15%, 10% and 7%, respectively, of our total 2010 and 2009 revenues and approximately 18%, 12%, 10% and 7%, respectively, of our revenues for the quarter ended March 31, 2011.

Summary of Critical Accounting Policies and Estimates

Set forth below is a summary of the accounting policies and estimates that management believes are critical to an understanding of the consolidated financial statements included in this report.  These policies require the application of judgment and assumptions by management and, as a result, are subject to a degree of uncertainty.  Due to this uncertainty, actual results could differ from estimates calculated and utilized by management.

Basis of Presentation

The accompanying consolidated financial statements include all of our accounts, and our majority-owned and/or controlled subsidiaries.  The portion of these entities not owned by us is presented as noncontrolling interests as of and during the periods consolidated.  All significant intercompany accounts and transactions have been eliminated in consolidation.

When we obtain an economic interest in an entity, we evaluate the entity to determine if the entity is deemed a variable interest entity (“VIE”), and if we are deemed to be the primary beneficiary, in accordance with authoritative guidance issued by the Financial Accounting Standards Board (“FASB”)  on the consolidation of VIEs.  When an entity is not deemed to be a VIE, we consider the provisions of additional FASB guidance to determine whether a general partner, or the general partners as a group, controls a limited partnership or similar entity when the limited partners have certain rights.  We consolidate (i) entities that are VIEs and of which we are deemed to be the primary beneficiary and (ii) entities that are non-VIEs which we control and which the limited partners do not have the ability to dissolve or to remove us without cause or substantive participating rights.

For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this registration statement.

Self-Storage Facilities

We record self-storage facilities at cost less accumulated depreciation.  Depreciation on the buildings and equipment is recorded on a straight-line basis over their estimated useful lives, which range from 5 to 40 years.  Expenditures for significant renovations or improvements that extend the useful life of assets are capitalized.  Repairs and maintenance costs are expensed as incurred.

When facilities are acquired, the purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed based on estimated fair values.  When a portfolio of facilities is acquired, the purchase price is allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates, which take into account the relative size, age and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available.  Allocations to the individual assets and liabilities are based upon comparable market sales information for land, buildings and improvements and estimates of depreciated replacement cost of equipment.

In allocating the purchase price for an acquisition, we determine whether the acquisition includes intangible assets or liabilities.  Substantially all of the leases in place at acquired facilities are at market rates, as the majority of our leases are month-to-month contracts.  Accordingly, to date no portion of the purchase price has been allocated to above- or below-market lease intangibles.  To date, no intangible asset has been recorded for the value of tenant relationships, because we do not have any concentrations of significant tenants and the average tenant turnover is fairly frequent.

On April 28, 2010, we acquired 85 management contracts from United Stor-All Management, LLC, an unaffiliated third party.  The purchase price and other terms of this transaction were determined through arm’s-length negotiation.  We accounted for this acquisition as a business combination.  We recorded the fair value of the assets acquired, which includes the intangible value related to the management contracts, as other assets, net on our consolidated balance sheet.  The average estimated life of the intangible value of the management contracts is 56 months, and the amortization expense that we recognized during 2010 and for the three months ended March 31, 2011 was approximately $0.9 million and $0.3 million, respectively.  In addition, during 2010, we acquired 12 self-storage facilities and allocated approximately $3.7 million to the intangible value of the in-place leases at these facilities.  The estimated life of these in-place leases is 12 months and the amortization expense that we recognized during 2010 and for the three months ended March 31, 2011 related to these leases was approximately $0.7 million and $0.9 million, respectively.

During the quarter ended March 31, 2011, we acquired one self-storage facility located in Fairfax Station, Virginia.  In connection with this acquisition, we allocated a portion ($0.6 million) of the purchase price to the intangible value of in-place leases.  The estimated life of these in-place leases is 12 months, and the amortization expense that we recognized during the three months ended March 31, 2011 was $0.1 million.

Long-lived assets classified as “held for use” are reviewed for impairment when events and circumstances such as declines in occupancy and operating results indicate that there may be impairment.  The carrying value of these long-lived assets is compared to the undiscounted future net operating cash flows, plus a terminal value, attributable to the assets to determine if the property’s basis is recoverable.  If a property’s basis is not considered recoverable, an impairment loss is recorded to the extent the net carrying value of the asset exceeds the fair value.  The impairment loss recognized equals the excess of net carrying value over the related fair value of the asset.  There were no impairment losses recognized in accordance with these procedures during 2010 or 2009 or for the three months ended March 31, 2011 and 2010.

We consider long-lived assets to be “held for sale” upon satisfaction of the following criteria: (a) management commits to a plan to sell a facility (or group of facilities), (b) the facility is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such facilities, (c) an active program to locate a buyer and other actions required to complete the plan to sell the facility have been initiated, (d) the sale of the facility is probable and transfer of the asset is expected to be completed within one year, (e) the facility is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Typically these criteria are all met when the relevant asset is under contract, significant non-refundable deposits have been made by the potential buyer, the assets are immediately available for transfer and there are no contingencies related to the sale that may prevent the transaction from closing.  In most transactions, these contingencies are not satisfied until the actual closing of the transaction; accordingly, the facility is not identified as held for sale until the closing actually occurs.  However, each potential transaction is evaluated based on its separate facts and circumstances.  Properties classified as held for sale are reported at the lesser of carrying value or fair value less estimated costs to sell.

Revenue Recognition

Management has determined that all of our leases with tenants are operating leases.  Rental income is recognized in accordance with the terms of the lease agreements or contracts, which generally are month-to-month.

We recognize gains on disposition of properties upon closing of the disposition.  We record payments received from purchasers prior to closing as deposits.  Profit on real estate sold is recognized using the full accrual method upon closing when the collectability of the sales price is reasonably assured and we are not obligated to perform significant activities after the sale.  Profit on sales may be deferred in whole or part until the sale meets the requirements of profit recognition on sales.

Share-Based Payments

We apply the fair value method of accounting for contingently issued shares and share options issued under our general partner’s equity incentive plans.  Accordingly, share compensation expense is recorded ratably over the vesting period relating to such contingently issued shares and options.  We have elected to recognize compensation expense on a straight-line method over the requisite service period.

Noncontrolling Interests

Noncontrolling interests are the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. The ownership interests in the subsidiary that are held by owners other than the parent are noncontrolling interests. In accordance with authoritative guidance issued by the FASB on noncontrolling interests in consolidated financial statements, such noncontrolling interests are reported on the consolidated balance sheets within capital, separately from the Operating Partnership’s capital.  On the consolidated statements of operations, revenues, expenses and net income or loss from less-than-wholly-owned subsidiaries are reported at the consolidated amounts, including both the amounts attributable to the Operating Partnership and noncontrolling interests.  Presentation of consolidated capital activity is included for both quarterly and annual financial statements, including beginning balances, activity for the period and ending balances for unitholders’ capital, noncontrolling interests and total capital.

Recent Accounting Pronouncements

The FASB issued authoritative guidance on accounting for transfers of financial assets in June 2009, which was adopted on a prospective basis beginning January 1, 2010.  The guidance requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to transferred financial assets.  It also eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures.  The application did not have an impact on our consolidated financial position, results of operations or cash flows.

The FASB issued authoritative guidance on how a company determines when an entity should be consolidated in June 2009, which was adopted on a prospective basis beginning January 1, 2010.  The guidance clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance.  The guidance requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity.  It also requires additional disclosures about a company’s involvement in variable interest entities and any significant changes in risk exposure due to that involvement.  The application did not have an impact on our consolidated financial position, results of operations or cash flows.

Results of Operations

The following discussion of our results of operations should be read in conjunction with the consolidated financial statements and the accompanying notes thereto.  Historical results set forth in the consolidated statements of operations reflect only the then-existing facilities and should not be taken as indicative of future operations.  We consider our same-store portfolio to consist of only those facilities owned and operated on a stabilized basis at the beginning and at the end of the applicable years presented.  Same-store results are considered to be useful to investors in evaluating our performance because they provide information relating to changes in facility-level operating performance without taking into account the effects of acquisitions, developments or dispositions.

Acquisition and Development Activities

The comparability of our results of operations is affected by the timing of acquisition and disposition activities during the periods reported.  At March 31, 2011 and March 31, 2010, we owned 364 and 367 self-storage facilities and related assets, respectively.  We own 22 of these facilities through our HART joint venture, a consolidated joint venture in which we own a 50% interest.  The following table summarizes the change in number of our owned self-storage facilities from January 1, 2010 through March 31, 2011:

	2011	2010

Balance - January 1	363	367
Facilities acquired	1	—
Facilities sold	—	—
Balance - March 31	364	367
Facilities acquired		—
Facilities sold		—
Balance - June 30		367
Facilities acquired		3
Facilities sold		—
Balance - September 30		370
Facilities acquired		9
Facilities sold		(16)
Balance - December 31		363

Comparison of the three months ended March 31, 2011 to the three months ended March 31, 2010 (dollars in thousands)

					Non Same-Store		Other/
	Same-Store Property Portfolio				Properties		Eliminations		Total Portfolio
			Increase/	%							Increase/
	2011	2010	(Decrease)	Change	2011	2010	2011	2010	2011	2010	(Decrease)	Change
REVENUES:
Rental income	$49,097	$47,681	$1,416	3%	$2,776	$34	$—	$—	$51,873	$47,715	$4,158	9%
Other property related income	4,184	3,690	494	13%	288	115	287	—	4,759	3,805	954	25%
Property management fee income	—	—	—	—	—	—	909	44	909	44	865	1966%
Total revenues	53,281	51,371	1,910	4%	3,064	149	1,196	44	57,541	51,564	5,977	12%
OPERATING EXPENSES:
Property operating expenses	21,618	20,503	1,115	5%	1,226	147	2,766	1,698	25,610	22,348	3,262	15%
NET OPERATING INCOME:	31,663	30,868	795	3%	1,838	2	(1,570)	(1,654)	31,931	29,216	2,715	9%

Depreciation and amortization									15,572	15,949	(377)	-2%
General and administrative									6,031	5,868	163	3%
Subtotal									21,603	21,817	(214)	-1%
Operating income									10,328	7,399	2,929	40%

Other Income (Expense):
Interest:
Interest expense on loans									(8,113)	(10,051)	1,938	-19%
Loan procurement amortization expense									(1,636)	(1,539)	(97)	6%
Interest income									9	535	(526)	-98%
Acquisition related costs									(109)	—	(109)	100%
Other									(3)	(41)	38	-93%
Total other expense									(9,852)	(11,096)	1,244	-11%

INCOME (LOSS) FROM CONTINUING OPERATIONS									476	(3,697)	4,173	113%

INCOME FROM DISCONTINUED OPERATIONS									—	505	(505)	-100%
NET INCOME (LOSS)									476	(3,192)	3,668	115%
NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS
Noncontrolling interests in subsidiaries									(598)	(461)	(137)	-30%
NET LOSS ATTRIBUTABLE TO U-STORE-IT L.P.									$(122)	$(3,653)	$3,531	97%
Limited Partnership interest of third parties									5	178	(173)	-97%
NET LOSS ATTRIBUTABLE TO OPERATING PARTNER									$(117)	$(3,475)	$3,358	97%

Revenues

Rental income increased from $47.7 million for the three months ended March 31, 2010 to $51.9 million for the three months ended March 31, 2011, an increase of $4.2 million, or 9%.  This increase is primarily attributable to $2.7 million of additional income from the 2010 and 2011 acquisitions and increases in average occupancy and scheduled annual rent per square foot on the same-store portfolio resulting in a $1.4 million increase in rental income during the first quarter of 2011 as compared to the first quarter of 2010.

Other property-related income increased from $3.8 million for the three months ended March 31, 2010 to $4.8 million for the three months ended March 31, 2011, an increase of $1.0 million, or 25%.  This increase is primarily attributable to increased fee revenue and insurance commissions related to same-store properties of $0.5 million and an increase in other property related income of $0.5 million related to the 2010 and 2011 acquisitions and other non-same store activity during the three months ended March 31, 2011 as compared to the three months ended March 31, 2010.

Property management fee income increased to $0.9 million for the three months ended March 31, 2011 from $44,000 for the three months ended March 31, 2010, an increase of $865,000.  This increase is attributable to an increase in the number of facilities that we manage for third parties, including 87 facilities at March 31, 2011 compared to eight at March 31, 2010.

Operating Expenses

Property operating expenses increased from $22.3 million for the three months ended March 31, 2010 to $25.6 million for the three months ended March 31, 2011, an increase of $3.3 million, or 15%.  This increase is primarily attributable to $2.1 million of increased expenses associated with newly acquired properties and additional costs incurred to support the growth of the third party management business.  In addition, we experienced a $1.1 million increase in same-store expenses primarily attributable to a $0.9 million increase in marketing expenses during the 2011 period as compared to the 2010 period.

Depreciation and amortization decreased from $15.9 million for the three months ended March 31, 2010 to $15.6 million for the three months ended March 31, 2011, a decrease of $0.3 million, or 2%.  This decrease is primarily attributable to $2.6 million of depreciation expenses recognized in the 2010 period related to assets that became fully depreciated during 2010, with no similar activity on these fully depreciated assets in the 2011 period, offset by depreciation and amortization expense related to assets acquired in 2010 and 2011.

Other Income (Expenses)

Interest expense decreased from $10.1 million for the three months ended March 31, 2010 to $8.1 million for the three months ended March 31, 2011, a decrease of $2.0 million, or 19%.  Approximately $1.1 million of the reduced interest expense related to approximately $187 million of net mortgage loan repayments during the period from January 1, 2010 through March 31, 2011.  Interest expense also decreased as a result of lower interest rates during 2011 as compared to 2010, offset by increased average outstanding credit facility borrowings during the 2011 period as compared to the 2010 period.

Non-GAAP Financial Measures

NOI

We define net operating income, which we refer to as “NOI,” as total continuing revenues less continuing property operating expenses.  NOI also can be calculated by (x) adding back to net income (loss): interest expense on loans, loan procurement amortization expense, acquisition related costs, amounts attributable to noncontrolling interests, other expense, depreciation and amortization expense, general and administrative expense; and (y) deducting from net income: income from discontinued operations, gains on disposition of discontinued operations, other income, and interest income.  NOI is not a measure of performance calculated in accordance with GAAP.

We use NOI as a measure of operating performance at each of our facilities, and for all of our facilities in the aggregate.  NOI should not be considered as a substitute for operating income, net income, cash flows provided by operating, investing and financing activities, or other income statement or cash flow statement data prepared in accordance with GAAP.

We believe NOI is useful to investors in evaluating our operating performance because:

•                  It is one of the primary measures used by our management and our facility managers to evaluate the economic productivity of our facilities, including our ability to lease our facilities, increase pricing and occupancy, and control our property operating expenses;

•                  It is widely used in the real estate industry and the self-storage industry to measure the performance and value of real estate assets without regard to various items included in net income that do not relate to or are not indicative of operating performance, such as depreciation and amortization expense, which can vary depending upon accounting methods and the book value of assets; and

•                  It helps investors to meaningfully compare the results of our operating performance from period to period by removing the impact of our capital structure (primarily interest expense on our outstanding indebtedness) and depreciation of our basis in our assets from our operating results.

There are material limitations to using a measure such as NOI, including the difficulty associated with comparing results among more than one company and the inability to analyze certain significant items, including depreciation and interest expense, that directly affect our net income.  We compensate for these limitations by considering the economic effect of the excluded expense items independently as well as in connection with our analysis of net income.  NOI should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as total revenues, operating income and net income.

Comparison of the Year Ended December 31, 2010 to the Year Ended December 31, 2009 (dollars in thousands)

					Non Same-Store		Other/
	Same-Store Property Portfolio				Properties		Eliminations		Total Portfolio
			Increase/	%							Increase/
	2010	2009	(Decrease)	Change	2010	2009	2010	2009	2010	2009	(Decrease)	Change
REVENUES:
Rental income	$192,739	$193,383	$(644)	0%	$2,618	$1,207	$—	$—	$195,357	$194,590	$767	0%
Other property related income	16,854	15,654	1,200	8%	1,190	432	596	—	18,640	16,086	2,554	16%
Property management fee income	—	—	—	—	—	—	2,829	56	2,829	56	2,773	4952%
Total revenues	209,593	209,037	556	0%	3,808	1,639	3,425	56	216,826	210,732	6,094	3%
OPERATING EXPENSES:
Property operating expenses	82,179	82,835	(656)	-1%	2,258	972	9,259	7,573	93,696	91,380	2,316	3%
NET OPERATING INCOME:	127,414	126,202	1,212	1%	1,550	667	(5,834)	(7,517)	123,130	119,352	3,778	3%

Depreciation and amortization									62,945	69,125	(6,180)	-9%
General and administrative									25,406	22,569	2,837	13%
Subtotal									88,351	91,694	(3,343)	-4%
Operating income									34,779	27,658	7,121	26%

Other Income (Expense):
Interest:
Interest expense on loans									(37,794)	(45,269)	7,475	-17%
Loan procurement amortization expense									(6,463)	(2,339)	(4,124)	176%
Interest income									621	681	(60)	-9%
Acquisition related costs									(759)	—	(759)	100%
Other									(235)	(33)	(202)	612%
Total other expense									(44,630)	(46,960)	2,330	-5%

LOSS FROM CONTINUING OPERATIONS									(9,851)	(19,302)	9,451	49%

DISCONTINUED OPERATIONS
Income from discontinued operations									2,006	4,831	(2,825)	-58%
Net gain on disposition of discontinued operations									1,826	14,139	(12,313)	-87%
Total discontinued operations									3,832	18,970	(15,138)	-80%
NET LOSS									(6,019)	(332)	(5,687)	-1713%
NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS
Noncontrolling interests in subsidiaries									(1,755)	(665)	(1,090)	-164%
NET LOSS ATTRIBUTABLE TO U-STORE-IT L.P.									$(7,774)	$(997)	$(6,777)	-680%
Limited Partnership interest of third parties									381	60	321	535%
NET LOSS ATTRIBUTABLE TO OPERATING PARTNER									$(7,393)	$(937)	$(6,456)	-689%

Revenues

Rental income increased from $194.6 million in 2009 to $195.4 million in 2010, an increase of $0.8 million. This increase is primarily attributable to additional income from the 2010 acquisitions of approximately $1.6 million in 2010 with no similar income in 2009, offset by a decrease in the realized annual rent per square foot of 1% related to the same-store property portfolio which resulted in a $0.6 million decrease in same-store rental income.

Other property related income increased from $16.1 million in 2009 to $18.6 million in 2010, an increase of $2.5 million, or 16%.  This increase is primarily attributable to increased fee revenue and insurance commissions related to the same-store properties of $1.3 million and an increase in other property related income of $1.4 million related to the 2010 acquisitions and other non-same store revenue during 2010 as compared to 2009.

Property management fee income increased to $2.8 million in 2010 from $56,000 during 2009, an increase of $2.8 million.  This increase is attributable to an increase in management fees related to our third party management business, which included 93 facilities as of December 31, 2010 compared to eight facilities as of December 31, 2009.

Operating Expenses

Property operating expenses increased from $91.4 million in 2009 to $93.7 million in 2010, an increase of $2.3 million, or 3%.  This increase is primarily attributable to $1.3 million of increased expenses associated with non same-store properties and additional costs incurred to support the growth of the third party management business, offset by a $0.7 million decrease in same-store expenses primarily attributable to a $0.5 million decrease in real estate tax expense in the 2010 as compared to 2009.

Depreciation and amortization decreased from $69.1 million in 2009 to $62.9 million in 2010, a decrease of $6.2 million, or 9%.  This decrease is primarily attributable to depreciation expense recognized in 2009 related to assets that became fully depreciated during 2009, with no similar activity on these fully depreciated assets in 2010.

General and administrative expenses increased from $22.6 million in 2009 to $25.4 million in 2010, an increase of $2.8 million, or 13%.  This increase is primarily attributable to costs related to additional personnel during 2010 to support operational functions as well as non-recurring contract related costs incurred in conjunction with amendments to employment agreements with members of our senior management.

Other Income (Expenses)

Interest expense decreased from $45.3 million in 2009 to $37.8 million in 2010, a decrease of $7.5 million, or 17%.  Approximately $3.9 million of the reduced interest expense related to $175 million of net mortgage loan repayments during the period from January 1, 2009 through December 31, 2010.  Interest expense also decreased by approximately $3.6 million as a result of reduced average outstanding credit facility borrowings and lower interest rates during 2010 as compared to 2009.

Loan procurement amortization expense increased from $2.3 million in 2009 to $6.5 million in 2010, an increase of $4.2 million, or 176%.  The increase is attributable to the amortization of additional costs incurred in relation to the amendment of our credit facility in 2010, and a full year of amortization of costs related to the credit facility and the 17 secured financings we completed in 2009.

Acquisition related costs increased $0.8 million during 2010 with no comparable costs in 2009 as a result of our acquisition of 12 self-storage facilities, in addition to our acquisition of 85 management contracts from United Stor-All Management LLC, during 2010, compared to no acquisition activity during 2009.

Discontinued Operations

Gains on disposition of discontinued operations decreased from $14.1 million in the 2009 period to $1.8 million in the 2010 period, a decrease of $12.3 million.  Gains during 2009 related to the sale of 20 assets in 2009, and gains during 2010 related to the sale of 16 assets in 2010.

Noncontrolling Interests in Subsidiaries

Noncontrolling interests in subsidiaries increased to $1.8 million in the 2010 period from $0.7 million in the 2009 period.  This increase is primarily a result of a full year of activity related to the operations of our HART joint venture that we formed on August 13, 2009 to own and operate 22 self-storage facilities.  We retained a 50% ownership interest the HART joint venture and accordingly presents 50% of the related results that are allocated to the other venture partner as an adjustment to net income (loss) when arriving at net income (loss) attributable to unitholders.

Comparison of the Year Ended December 31, 2009 to the Year Ended December 31, 2008 (dollars in thousands)

					Non Same-Store		Other/
	Same-Store Property Portfolio				Properties		Eliminations		Total Portfolio
			Increase/	%							Increase/
	2009	2008	(Decrease)	Change	2009	2008	2009	2008	2009	2008	(Decrease)	Change
REVENUES:
Rental income	$190,343	$198,659	$(8,316)	-4%	$4,247	$3,541	$—	$—	$194,590	$202,200	$(7,610)	-4%
Other property related income	15,362	14,773	589	4%	724	357	—	—	16,086	15,130	956	6%
Property management fee income	—	—	—	—	—	—	56	—	56	—	56	100%
Total revenues	205,705	213,432	(7,727)	-4%	4,971	3,898	56	—	210,732	217,330	(6,598)	-3%
OPERATING EXPENSES:
Property operating expenses	81,432	82,486	(1,054)	-1%	2,405	2,064	7,543	7,983	91,380	92,533	(1,153)	-1%
NET OPERATING INCOME:	124,273	130,946	(6,673)	-5%	2,566	1,834	(7,487)	(7,983)	119,352	124,797	(5,445)	-4%

Depreciation and amortization									69,125	71,974	(2,849)	-4%
General and administrative									22,569	24,964	(2,395)	-10%
Subtotal									91,694	96,938	(5,244)	-5%
Operating income									27,658	27,859	(201)	-1%

Other Income (Expense):
Interest:
Interest expense on loans									(45,269)	(52,014)	6,745	-13%
Loan procurement amortization expense									(2,339)	(1,929)	(410)	21%
Interest income									681	153	528	345%
Other									(33)	94	(127)	-135%
Total other expense									(46,960)	(53,696)	6,736	-13%

LOSS FROM CONTINUING OPERATIONS									(19,302)	(25,837)	6,535	25%

DISCONTINUED OPERATIONS
Income from discontinued operations									4,831	9,219	(4,388)	-48%
Net gain on disposition of discontinued operations									14,139	19,720	(5,581)	-28%
Total discontinued operations									18,970	28,939	(9,969)	-34%
NET INCOME (LOSS)									(332)	3,102	(3,434)	-111%
NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS
Noncontrolling interests in subsidiaries									(665)	—	(665)	-100%
NET INCOME (LOSS) ATTRIBUTABLE TO U-STORE-IT L.P.									$(997)	$3,102	$(4,099)	-132%
Limited Partnership interest of third parties									60	(310)	370	119%
NET INCOME (LOSS) ATTRIBUTABLE TO OPERATING PARTNER									$(937)	$2,792	$(3,729)	-134%

Revenues

Rental income decreased from $202.2 million in 2008 to $194.6 million in 2009, a decrease of $7.6 million, or 4%.  This decrease is primarily attributable to a decrease of rental income from the same-store properties of $8.3 million due to decreased realized rent per occupied square foot of 4.9% during 2009 as compared to 2008, offset by an increase in rental income of $0.7 million from non same-store properties.

Other property related income increased from $15.1 million in 2008 to $16.1 million in 2009, an increase of $1.0 million, or 6%.  This increase is primarily attributable to increased insurance commissions and merchandise sales of $1.0 million across our portfolio of storage facilities during 2009 as compared to 2008.

Property management fee income increased to $56,000 during 2009 with no comparable income during 2008.  This increase is attributable to an increase in management fees related to our third party management business, which began in 2009 and included eight facilities as of December 31, 2009.

Operating Expenses

Property operating expenses decreased from $92.5 million in 2008 to $91.4 million in 2009, a decrease of $1.1 million, or 1%.  This decrease is attributable to a same-store expense decline primarily related to a $0.4 million decrease in repairs and maintenance expenses and a $0.4 million decrease in utility expenses.

Depreciation and amortization expense decreased from $72.0 million in 2008 to $69.1 million in 2009, a decrease of $2.9 million, or 4%.  The decrease is primarily attributable to amortization expense of $6.8 million incurred during 2008 related to two in-place lease intangible assets acquired in conjunction with property acquisitions during 2008 and 2007, with no similar activity during 2009; offset by additional depreciation expense during 2009 of $3.9 million as compared to 2008 related to capital improvements during 2008 and 2009.

General and administrative expenses decreased from $25.0 million in 2008 to $22.6 million in 2009, a decrease of $2.4 million, or 10%.  This decrease is primarily attributable to $2.1 million in severance related costs incurred during 2008 without comparable costs incurred during 2009.

Other Income (Expenses)

Interest expense decreased from $52.0 million in 2008 to $45.3 million in 2009, a decrease of $6.7 million, or 13%.  The decrease is attributable to lower interest rates on borrowings under our unsecured term loan and revolving credit facility as well as lower outstanding borrowings on the credit facility during 2009 as compared to 2008.

Loan procurement amortization expense increased from $1.9 million in 2008 to $2.3 million in 2009, an increase of $0.4 million, or 21%.  The increase is attributable to additional costs incurred in relation to the credit facility and 17 secured financings we completed in 2009.

Interest income increased to $0.7 million in 2009 from $0.2 million in 2008.  This increase is primarily attributable to interest income earned on proceeds from the secondary offering completed in August 2009.

Discontinued Operations

Gains on disposition of discontinued operations decreased from $19.7 million in 2008 to $14.1 million in 2009, a decrease of $5.6 million, as a result of the sale of 23 assets in 2008 as compared to the sale of 20 assets in 2009.

Cash Flows

Comparison of the three months ended March 31, 2011 to the three months ended March 31, 2010

A comparison of cash flow from operating, investing and financing activities for the three months ended March 31, 2011 and 2010 is as follows (in thousands):

	Three Months Ended March 31,
Net cash flow provided by (used in):	2011	2010	Change
Operating activities	$15,247	$10,884	$4,363
Investing activities	$(8,170)	$17,828	$(25,998)
Financing activities	$(8,879)	$(89,956)	$81,707

Cash flows provided by operating activities for the three months ended March 31, 2011 and 2010 were $15.2 million and $10.9 million, respectively, an increase of $4.4 million.  The increase primarily relates to increased NOI levels of $2.7 million during the three months ended March 31, 2011 as compared to the three months ended March 31, 2010, as well as timing differences associated with a $2.0 million increase in accounts payable and accrued expenses, offset by a $0.3 million decrease in other liabilities during the 2011 period as compared to 2010.

Cash provided by (used in) investing activities decreased from $17.8 million for the three months ended March 31, 2010 to ($8.2) million for the three months ended March 31, 2011, a decrease of $26.0 million.  The decrease primarily relates to higher acquisition activity in the 2011 period (one facility for an aggregate cash outflow of $8.0 million) compared to no acquisitions during the 2010 period and collections of notes receivable repayments of $17.6 million during the three months ended March 31, 2010.

Cash used in financing activities decreased from $90.0 million to $8.9 million during the three months ended March 31, 2010 and 2011, a decrease of $81.1 million.  The decrease primarily relates to decreased net debt repayments of $85.0 million, offset by increased distributions paid to unitholders of $4.8 million during the 2011 period as compared to the 2010 period due to additional outstanding OP Units corresponding the additional outstanding shares of our general partner during 2011 and distributions paid to unitholders at $0.07 per share in the 2011 period as compared to similar distributions paid at $0.025 per Unit during the 2010 period.

Comparison of the Year Ended December 31, 2010 to the Year Ended December 31, 2009

A comparison of cash flow related to operating, investing and financing activities for the years ended December 31, 2010 and 2009 is as follows (in thousands):

	Year Ended December 31,
Net cash flow provided by (used in):	2010	2009	Change
	(in thousands)
Operating activities	$71,517	$62,214	$9,303
Investing activities	$(44,783)	$98,852	$(143,635)
Financing activities	$(123,611)	$(62,042)	$(61,569)

Cash flows provided by operating activities for the year ended December 31, 2010 and 2009 were $71.5 million and $62.2 million, respectively, an increase of $9.3 million.  The increase primarily relates to timing differences associated with a $3.2 million increase in accounts payable and accrued expense activity and a $3.9 million decrease in restricted cash activity during 2010 as compared to 2009 and increased NOI levels during 2010 as compared to 2009.

Cash provided by (used in) investing activities decreased from $98.9 million in 2009 to ($44.8) million in 2010, a decrease of $143.6 million.  The decrease primarily relates to decreased property dispositions in 2010 (aggregate proceeds of $37.3 million related to 16 facilities) compared to 2009 (aggregate proceeds of $68.3 million related to 20 facilities), net proceeds received from the formation of our HART joint venture in August 2009 of approximately $48.7 million, with no similar transactions during 2010, as well as higher acquisition activity in 2010 (12 facilities for an aggregate cost of $84.7 million) compared to no acquisitions during 2009.  The decrease was offset by repayment of notes receivable of $20.1 million during 2010.

Cash used in financing activities increased from $62.0 million in 2009 to $123.6 million in 2010, an increase of $61.6 million.  The increase primarily relates to increased Unit issuance activity in 2009 compared to 2010 (proceeds of $170.9 million and $47.6 million, respectively), increased distributions paid to unitholders of $2.7 million during 2010 due to additional outstanding OP Units during 2010 and increased distributions paid to noncontrolling interests of $3.2 million related to our HART joint venture (which we formed in August 2009), offset by decreased net debt repayments of $54.8 million and loan procurement costs of $12.6 million in 2010 as compared to 2009.

Comparison of the Year Ended December 31, 2009 to the Year Ended December 31, 2008

A comparison of cash flow related to operating, investing and financing activities for the years ended December 31, 2009 and 2008 is as follows:

	Year Ended December 31,
Net cash flow provided by (used in):	2009	2008	Change
	(in thousands)
Operating activities	$62,214	$67,012	$(4,798)
Investing activities	$98,852	$27,177	$71,675
Financing activities	$(62,042)	$(94,962)	$32,920

Cash flows provided by operating activities for the year ended December 31, 2009 and 2008 were $62.2 million and $67.0 million, respectively, a decrease of $4.8 million.  The decrease primarily relates to reduced levels of net operating income in 2009 as compared to 2008 and a $1.0 million decrease in other assets during 2009 as compared to 2008 as a result of the timing of certain payments, offset by a $2.4 million reduction in general and administrative expenses during 2009 as compared to 2008.

Cash provided by investing activities was $98.9 million for the year ended December 31, 2009 and $27.2 million for the year ended December 31, 2008, an increase of $71.7 million.  The increase primarily relates to increased proceeds from property dispositions of $11.4 million in 2009 as compared to 2008; net proceeds received from the closing of the a joint venture in August 2009 of approximately $48.7 million with no similar transactions during 2008; as well as higher acquisition activity in 2008 (one facility for a purchase price of $13.3 million) compared to 2009 (no facility acquisition activity).

Cash used in financing activities decreased from $95.0 million in 2008 to $62.0 million in 2009, a decrease of $33.0 million.  The decrease relates primarily to increased net debt payoffs of $158.5 million during 2009 as compared to 2008, an increase of $16.1 million in loan procurement costs related to our entry into 17 new secured financings during 2009; and a secured term loan in December 2009; offset by proceeds of approximately $170.9 million from the issuance of OP Units in 2009, and distributions paid to unitholders at $0.72 per Unit in 2008 as compared to similar distributions paid at $0.10 per Unit during 2009.

Liquidity and Capital Resources

Liquidity Overview

Our cash flow from operations has historically been one of our primary sources of liquidity used to fund debt service, distributions and capital expenditures.  We derive substantially all of our revenue from customers who lease space from us at our facilities.  Therefore, our ability to generate cash from operations is dependent on the rents that we are able to charge and collect from our customers.  We believe that the facilities in which we invest — self-storage facilities — are less sensitive than other real estate product types to current near-term economic downturns.  However, prolonged economic downturns will adversely affect our cash flows from operations.

In order for our general partner to qualify as a REIT for federal income tax purposes, it is required to distribute at least 90% of its REIT taxable income, excluding capital gains, to its shareholders on an annual basis or pay federal income tax.  Our general partner derives all of its income through its interest in us and receives funds to make required distributions to its shareholders through distributions that we make to it on the OP Units that it owns.  The nature of our business, coupled with the requirement that our general partner distribute a substantial portion of its income on an annual basis, will cause us to have substantial liquidity needs over both the short term and the long term.

Our short term liquidity needs consist primarily of funds necessary to pay operating expenses associated with our facilities, refinancing of certain mortgage indebtedness, interest expense and scheduled principal payments on debt, expected distributions to unitholders and recurring capital expenditures.  These liquidity needs will vary from year to year, in some cases significantly.  We expect recurring capital expenditures remaining in fiscal year 2011 to be approximately $6 million to $8 million.  In addition, as of March 31, 2011, our scheduled principal payments on debt, including borrowings outstanding on our credit facility (including the unsecured term loan component), total approximately $7.4 million for the remainder of 2011 and $160.1 million in 2012.

Our most restrictive debt covenants limit the amount of additional leverage we can add; however, we believe cash flow from operations, access to our general partner’s “at the market” common share program and access to our credit facility are adequate to execute our current business plan and remain in compliance with our debt covenants.

Our liquidity needs beyond 2011 consist primarily of contractual obligations which include repayments of indebtedness at maturity, as well as potential discretionary expenditures such as (i) non-recurring capital expenditures; (ii) redevelopment of operating facilities; (iii) acquisitions of additional facilities; and (iv) development of new facilities.  We will have to satisfy our needs through either additional borrowings, including borrowings under our revolving credit facility, sales by our general partner of common or preferred shares (with a contribution of the net proceeds from such sales to us in exchange for an equivalent number and kind of OP Units) and/or cash generated through facility dispositions and joint venture transactions.

We believe that, as the operating partnership of a publicly traded REIT, we will have access to multiple sources of capital to fund long term liquidity requirements, including the incurrence of additional debt and the issuance by our general partner of additional equity.  However, we cannot provide any assurance that this will be the case.  Our ability to incur additional debt is dependent on a number of factors, including our degree of leverage, the value of our assets and borrowing restrictions that may be imposed by lenders.  In addition, dislocations in the United States debt markets may significantly reduce the availability and increase the cost of long term debt capital, including conventional mortgage financing and commercial mortgage-backed securities financing.  There can be no assurance that such capital will be readily available in the future.  The ability of our general partner to access the equity capital markets is also dependent on a number of factors, including general market conditions for REITs and market perceptions about us.

Current and Expected Sources of Cash Excluding Credit Facility

As of March 31, 2011, we had approximately $4.1 million in available cash and cash equivalents.  In addition, we had approximately $209.5 million of availability for borrowings under our revolving credit facility.

Bank Credit Facilities

On September 29, 2010, we amended our $450 million credit facility, which is comprised of a $200 million unsecured term loan and a $250 million unsecured revolving credit facility.  The amended credit facility matures on December 7, 2013.  Borrowings under the facility bear interest at a spread to LIBOR tied to our leverage levels, and at March 31, 2011 the weighted average interest rate on borrowings under the credit facility was 3.5% per annum.  We incurred $2.5 million of costs in connection with this amendment, which were capitalized and are included as a component of loan procurement costs, net of amortization, on our consolidated balance sheet.

At March 31, 2011, $200 million of unsecured term loan borrowings and $40.5 million of unsecured revolving credit facility borrowings were outstanding under the credit facility, and $209.5 million remained available for borrowing.

Our ability to borrow under the credit facility is subject to our ongoing compliance with certain financial covenants which include:

•                  Maximum total indebtedness to total asset value of 60.0% at all times;

•                  Minimum fixed charge coverage ratio of 1.50:1.00; and

•                  Minimum tangible net worth of $821,211,200 plus 75% of net proceeds from equity issuances after June 30, 2010.

In addition, the credit facility restricts us and our general partner from making distributions on our general partner’s common shares in excess of an amount equal to the greater of (i) 95% of our funds from operations and (ii) such amount as may be necessary to maintain our general partner’s REIT status.

On June 20, 2011, we closed on 2011 Term Loan Facility, which is comprised of a $100 million unsecured five-year term loan and a $100 million unsecured seven-year term loan.  The 2011 Term Loan Facility permits us to request additional advances of five year or seven year loans in minimum increments of $5,000,000 up to an aggregate of $50 million such additional advances.  At closing, the initial $200 million term loan (less customary closing costs and fees) was funded to us and no additional advances were requested by us.  We used proceeds from the 2011 Term Loan Facility to repay $100 million of our $200 million unsecured term loan that matures on December 7, 2013 and will apply the balance of the proceeds to repay mortgage loans and reduce outstanding borrowings under our unsecured revolving credit facility.  Borrowings under the 2011 Term Loan Facility bear interest at rates that range, depending on our leverage levels, from 1.90% to 2.75% over LIBOR for the five year loan, and from 2.05% to 2.85% over LIBOR for the seven year loan, and each loan has no LIBOR floor.  If we receive an investment grade rating, then the rate on the five year loan ranges from 1.45% to 2.10% over LIBOR and the rate on the seven year loan ranges from 1.60% to 2.25% over LIBOR, depending on the investment grade rating, and each loan has no LIBOR floor.

We entered into interest rate swap agreements effective on the closing date of the 2011 Term Loan Facility that fix LIBOR on both the five and seven-year term loans through their respective maturity dates.  The interest rate swap agreements fix thirty day LIBOR over the terms of the five and seven-year term loans at 1.80% and 2.05%, respectively.  At closing, the effective interest rates on the five and seven-year term loans were 3.70% and 4.52%, respectively.

We are currently in compliance with all of our loan covenants and anticipate being in compliance with all of our covenants through the term of our credit facilities.

At The Market Program

On January 26, 2011, our general partner amended its sales agreement dated April 3, 2009 with Cantor Fitzgerald & Co., as sales agent, to increase the number of common shares of our general partner that the sales agent may sell under the sales agreement from 10,000,000 to 15,000,000.  As of March 31, 2011, our general partner had sold 8,136,000 common shares under the sales agreement and 6,864,000 common shares remained available for sale thereunder.

Additional sales of common shares, if any, under the sales agreement will depend upon market conditions and other factors to be determined by us and may be made in negotiated transactions or transactions that are deemed to be “at the market offerings”.  Our general partner has no obligation to sell any common shares under the sales agreement, and may at any time suspend solicitation and offers under the sales agreement or terminate the sales agreement.

Other Material Changes in Financial Position

	December 31,		Increase
	2010	2009	(decrease)
	(in thousands)
Selected Assets
Storage facilities, net	$1,428,491	$1,430,533	$(2,042)
Cash and cash equivalents	$5,891	$102,768	$(96,877)
Notes receivable, net	$—	$20,112	$(20,112)

Selected Liabilities
Revolving credit facility	$43,000	$—	$43,000
Unecured term loan	$200,000	$—	$200,000
Secured term loan	$—	$200,000	$(200,000)
Mortgage loans and notes payable	$372,457	$569,026	$(196,569)

Storage facilities, net decreased $2.0 million during 2010 primarily as a result of $64.4 million of depreciation expense recognized during 2010 and $37.3 million related to the disposition of 16 facilities during 2010, offset by the acquisition of 12 facilities for $84.7 million and fixed asset additions.  Cash and cash equivalents decreased $96.9 million primarily due to funding the 2010 acquisitions and the repayment of several mortgages during 2010, offset by proceeds from the 2010 dispositions.  Notes receivable, net consisted of multiple promissory notes received in conjunction with storage facility dispositions and were fully repaid during 2010.

Our revolving credit facility increased $43.0 million as a result of borrowings related to payments for the 2010 acquisitions and the repayment of mortgage loans in 2010.  Our unsecured term loan increased by $200 million and our former secured term loan balance decreased by $200 million as a result of our amendment of our credit facility in September 2010.  Mortgage loans and notes payable decreased $196.6 million due to scheduled principal payments and the repayment of several mortgages during the year.

Contractual Obligations

The following table summarizes our known contractual obligations as of March 31, 2011 (in thousands):

	Payments Due by Period
							2016 and
	Total	2011(c)	2012	2013	2014	2015	thereafter
Mortgage loans and notes payable (a)	$382,073	$7,395	$160,082	$33,741	$91,171	$60,215	$29,469
Revolving credit facility and unsecured term loan (b)	240,500	—	—	240,500	—	—	—
Interest payments (b)	90,827	22,560	26,984	20,655	10,353	4,904	5,371
Ground leases and third party office lease	511	112	149	149	101	—	—
Related party office leases	1,829	356	475	499	499	—	—
Software and service contracts	772	772	—	—	—	—	—
Employment contracts	1,909	689	610	610	—	—	—
	$718,421	$31,884	$188,300	$296,154	$102,124	$65,119	$34,840

(a)                        Amounts do not include unamortized discounts/premiums.

(b)                       Interest on variable rate debt calculated using LIBOR as of March 31, 2010, plus a spread of 3.50%.

(c)                        Represents remaining 2011 payments subsequent to March 31, 2011.

We expect that the contractual obligations owed in 2011 will be satisfied by a combination of cash generated from operations and from draws on our revolving credit facility.

Off-Balance Sheet Arrangements

We do not currently have any off-balance sheet arrangements.

Quantitative And Qualitative Disclosures About Market Risk

Our future income, cash flows and fair values relevant to financial instruments depend upon prevailing interest rates.

Market Risk

Our investment policy relating to cash and cash equivalents is to preserve principal and liquidity while maximizing the return through investment of available funds.

Effect of Changes in Interest Rates on our Outstanding Debt

The analysis below presents the sensitivity of the fair value of our financial instruments to selected changes in market rates.  The range of changes chosen reflects our view of changes which are reasonably possible over a one-year period.  Fair values are the present value of projected future cash flows based on the market rates chosen.

Our financial instruments consist of both fixed and variable rate debt.  As of March 31, 2011, our consolidated debt consisted of $382.5 million in fixed rate loans payable, $200 million in a variable rate unsecured term loan and $40.5 million in our unsecured revolving credit facility.  All financial instruments were entered into for other than trading purposes and the net fair value of these financial instruments is referred to as the net financial position.  Changes in interest rates have different impacts on the fixed and variable rate portions of our debt portfolio.  A change in interest rates on the fixed portion of the debt portfolio impacts the net financial instrument position, but has no impact on interest incurred or cash flows.  A change in interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows, but does not impact the net financial instrument position.

If market rates of interest on our variable rate debt increase by 1%, the increase in annual interest expense on our variable rate debt would decrease future earnings and cash flows by approximately $2.4 million a year.  If market rates of interest on our variable rate debt decrease by 1%, the decrease in interest expense on our variable rate debt would increase future earnings and cash flows by approximately $2.4 million a year.

If market rates of interest increase by 1%, the fair value of our outstanding fixed-rate mortgage debt would decrease by approximately $8.5 million.  If market rates of interest decrease by 1%, the fair value of our outstanding fixed-rate mortgage debt would increase by approximately $8.8 million.

Item 3.                     Properties.

As of March 31, 2011, we owned 364 self-storage facilities located in 26 states and the District of Columbia that contain an aggregate of approximately 23.7 million rentable square feet.  We own 22 of these facilities through our HART joint venture, a consolidated joint venture in which we own a 50% interest.  The following table sets forth certain summary information regarding our facilities by state as of March 31, 2011.

			Total	% of Total
	Number of	Number of	Rentable	Rentable
State	Facilities	Units	Square Feet	Square Feet	Occupancy

Florida	52	36,549	3,871,500	16.3%	75.7%
California	44	27,790	3,203,371	13.5%	70.5%
Texas	44	21,355	2,718,709	11.5%	79.4%
Ohio	33	15,320	1,873,017	7.9%	76.2%
Illinois	27	13,857	1,608,368	6.8%	81.8%
Tennessee	24	12,804	1,684,115	7.1%	77.9%
Arizona	24	11,525	1,246,429	5.3%	81.6%
Connecticut	17	7,081	847,311	3.6%	78.9%
New Jersey	16	10,371	1,039,810	4.4%	69.1%
Georgia	9	6,022	759,535	3.2%	77.1%
Indiana	9	5,148	592,801	2.5%	72.2%
New York	9	7,265	559,185	2.4%	74.2%
New Mexico	9	3,382	387,540	1.6%	82.6%
Colorado	8	4,062	492,520	2.1%	83.2%
North Carolina	6	3,857	462,798	2.0%	75.4%
Maryland	5	4,161	518,252	2.2%	79.6%
Virginia	5	3,420	364,144	1.5%	74.0%
Michigan	4	1,885	270,869	1.1%	72.8%
Utah	4	2,245	239,723	1.0%	78.2%
Massachusetts	4	2,379	207,426	0.9%	68.5%
Louisiana	3	1,415	195,017	0.8%	77.7%
Pennsylvania	2	1,615	173,819	0.7%	85.1%
Nevada	2	894	97,214	0.4%	85.3%
Alabama	1	798	128,999	0.5%	71.1%
Washington DC	1	752	63,085	0.3%	92.6%
Mississippi	1	509	61,251	0.3%	77.1%
Wisconsin	1	485	58,500	0.3%	74.0%
Total/Weighted Average	364	206,946	23,725,308	100.0%	76.5%

Our Facilities

The following table sets forth certain additional information with respect to our facilities as of March 31, 2011.  Ownership of each facility consists of a fee interest, except for our Morris Township, NJ facility, which is subject to a ground lease.  In addition, small parcels of land at five of our other facilities are subject to ground leases.

	Year Acquired/	Year	Rentable			Manager	% Climate
Facility Location	Developed (1)	Built	Square Feet	Occupancy (2)	Units	Apartment (3)	Controlled (4)
Mobile, AL †	1997	1974/90	128,999	71.1%	798	Y	1.4%
Chandler, AZ (5)	2005	1985	47,520	78.9%	433	Y	6.9%
Glendale, AZ	1998	1987	56,850	83.6%	517	Y	0.0%
Green Valley, AZ	2005	1985	25,100	65.0%	253	N	8.2%
Mesa I, AZ (5)	2006	1985	52,375	89.5%	478	N	0.0%
Mesa II, AZ (5)	2006	1981	45,445	88.2%	382	Y	8.4%
Mesa III, AZ (5)	2006	1986	58,264	74.3%	489	Y	4.5%
Phoenix I, AZ	2006	1987	100,762	83.7%	754	Y	8.8%
Phoenix II, AZ	2006	1974	45,420	88.8%	395	Y	4.7%
Scottsdale, AZ	1998	1995	80,425	81.8%	651	Y	9.6%
Tempe, AZ	2005	1975	53,890	76.6%	403	Y	13.0%
Tucson I, AZ	1998	1974	59,350	82.1%	482	Y	0.0%
Tucson II, AZ	1998	1988	43,950	79.8%	527	Y	100.0%
Tucson III, AZ	2005	1979	49,822	78.8%	485	Y	0.0%
Tucson IV, AZ	2005	1982	48,008	78.3%	484	Y	3.6%
Tucson V, AZ	2005	1982	45,184	72.9%	416	Y	3.0%
Tucson VI, AZ	2005	1982	40,766	83.8%	409	Y	3.4%
Tucson VII, AZ	2005	1982	52,688	87.4%	594	Y	2.0%
Tucson VIII, AZ	2005	1979	46,600	82.7%	444	Y	0.0%
Tucson IX, AZ	2005	1984	67,648	83.0%	605	Y	2.0%
Tucson X, AZ	2005	1981	46,350	77.5%	420	N	0.0%
Tucson XI, AZ	2005	1974	42,800	84.8%	416	Y	0.0%
Tucson XII, AZ	2005	1974	42,325	83.6%	431	Y	4.8%
Tucson XIII, AZ	2005	1974	45,792	75.0%	509	Y	0.0%
Tucson XIV, AZ	2005	1976	49,095	88.4%	548	Y	8.8%
Apple Valley I, CA	1997	1984	73,440	62.2%	507	Y	0.0%
Apple Valley II, CA	1997	1988	61,555	75.7%	453	Y	5.3%
Benecia, CA	2005	1988/93/05	74,770	84.5%	738	Y	0.0%
Cathedral City, CA †	2006	1982/92	109,340	61.0%	708	Y	2.3%
Citrus Heights, CA	2005	1987	75,620	77.5%	659	Y	0.0%
Diamond Bar, CA	2005	1988	103,034	72.4%	898	Y	0.0%
Escondido, CA	2007	2002	142,870	80.5%	1,230	Y	6.5%
Fallbrook, CA	1997	1985/88	46,620	85.7%	450	Y	0.0%
Lancaster, CA	2001	1987	60,625	55.7%	362	N	0.0%
Long Beach, CA	2006	1974	124,491	63.1%	1,348	Y	0.0%
Murrieta, CA	2005	1996	49,815	86.3%	421	Y	2.9%
North Highlands, CA	2005	1980	57,244	83.3%	469	Y	0.0%
Orangevale, CA	2005	1980	50,492	78.8%	523	Y	0.0%
Palm Springs I, CA	2006	1989	72,675	60.3%	572	Y	0.0%
Palm Springs II, CA †	2006	1982/89	122,370	55.6%	626	Y	8.5%
Pleasanton, CA (5)	2005	2003	85,045	91.0%	693	Y	0.0%
Rancho Cordova, CA	2005	1979	53,778	77.1%	455	Y	0.0%
Rialto I, CA	1997	1987	57,411	58.2%	505	Y	0.0%
Rialto II, CA (5)	2006	1980	99,783	74.2%	749	N	0.0%
Riverside I, CA	2006	1977	67,320	79.4%	636	Y	0.0%
Riverside II, CA	2006	1985	85,196	59.3%	816	Y	3.9%
Roseville, CA	2005	1979	59,869	81.5%	547	Y	0.0%
Sacramento I, CA	2005	1979	50,714	81.1%	538	Y	0.0%
Sacramento II, CA	2005	1986	61,856	65.0%	551	Y	0.0%
San Bernardino I, CA	1997	1987	31,070	68.1%	248	N	0.0%
San Bernardino II, CA	1997	1991	41,546	72.1%	375	Y	0.0%
San Bernardino IV, CA	1997	1985/92	35,671	75.0%	398	N	0.0%
San Bernardino V, CA	2005	2002/04	83,507	64.0%	727	Y	11.8%
San Bernardino VI, CA	2006	1974	57,145	50.4%	498	Y	4.2%
San Bernardino VII, CA	2006	1975	103,830	55.9%	949	Y	0.0%
San Bernardino VIII, CA	2006	1978	78,729	82.9%	619	Y	1.3%
San Bernardino IX, CA	2006	1977	95,129	50.8%	890	Y	0.0%
San Marcos, CA	2005	1979	37,430	75.2%	243	Y	0.0%
Santa Ana, CA	2006	1984	63,671	73.4%	714	Y	2.4%
South Sacramento, CA	2005	1979	52,165	68.0%	415	Y	0.0%
Spring Valley, CA	2006	1980	55,045	82.9%	713	Y	0.0%
Temecula I, CA (5)	1998	1985/2003	81,700	66.3%	687	Y	46.4%
Temecula II, CA	2006	2003	84,398	80.9%	627	Y	51.3%
Thousand Palms, CA	2006	1988/01	75,445	59.0%	768	Y	27.1%
Vista I, CA	2001	1988	74,405	79.1%	617	Y	0.0%
Vista II, CA	2005	2001/02/03	147,981	70.4%	1,269	Y	2.3%
Walnut, CA	2005	1987	50,708	74.7%	536	Y	9.2%
West Sacramento, CA	2005	1984	39,765	74.3%	485	Y	0.0%
Westminster, CA	2005	1983/98	68,098	70.9%	558	Y	0.0%
Aurora, CO	2005	1981	75,827	78.1%	600	Y	0.0%
Colorado Springs I, CO	2005	1986	47,975	90.3%	455	Y	0.0%
Colorado Springs II, CO	2006	2001	62,400	91.7%	425	Y	0.0%
Denver, CO	2006	1997	59,200	82.6%	451	Y	0.0%

	Year Acquired/	Year	Rentable			Manager	% Climate
Facility Location	Developed (1)	Built	Square Feet	Occupancy (2)	Units	Apartment (3)	Controlled (4)
Federal Heights, CO	2005	1980	54,770	85.3%	559	Y	0.0%
Golden, CO	2005	1985	86,756	80.8%	631	Y	1.2%
Littleton I , CO	2005	1987	53,490	80.1%	444	Y	37.4%
Northglenn, CO	2005	1980	52,102	79.6%	497	Y	0.0%
Bloomfield, CT	1997	1987/93/94	48,700	78.5%	436	Y	6.6%
Branford, CT (5)	1995	1986	50,679	77.1%	431	Y	2.2%
Bristol, CT	2005	1989/99	47,950	78.5%	443	N	22.4%
East Windsor, CT	2005	1986/89	45,800	76.4%	296	N	0.0%
Enfield, CT	2001	1989	52,875	89.0%	367	Y	0.0%
Gales Ferry, CT	1995	1987/89	54,230	71.5%	597	N	6.5%
Manchester I, CT (6)	2002	1999/00/01	47,125	74.0%	459	N	37.6%
Manchester II, CT	2005	1984	52,725	79.2%	394	N	0.0%
Milford, CT	1994	1975	44,885	76.6%	376	N	4.0%
Monroe, CT	2005	1996/03	58,500	72.4%	394	N	0.0%
Mystic, CT	1994	1975/86	50,725	82.7%	560	Y	2.3%
Newington I, CT	2005	1978/97	42,520	81.7%	247	N	0.0%
Newington II, CT	2005	1979/81	36,140	93.4%	197	N	0.0%
Old Saybrook I, CT	2005	1982/88/00	86,950	82.4%	716	N	5.9%
Old Saybrook II, CT	2005	1988/02	26,425	83.3%	254	N	54.2%
South Windsor, CT (5)	1994	1976	72,125	70.9%	553	Y	1.1%
Stamford, CT	2005	1997	28,957	85.0%	361	N	32.8%
Washington, DC	2008	2002	63,085	92.6%	752	Y	96.5%
Boca Raton, FL	2001	1998	37,958	80.8%	605	N	68.2%
Boynton Beach I, FL	2001	1999	61,977	79.5%	763	Y	54.2%
Boynton Beach II, FL	2005	2001	61,727	68.7%	580	Y	82.3%
Bradenton I, FL	2004	1979	68,391	60.5%	635	N	2.7%
Bradenton II, FL	2004	1996	87,815	78.2%	854	Y	40.1%
Cape Coral, FL	2000*	2000	76,567	75.2%	865	Y	83.5%
Dania, FL	1994	1988	58,270	78.1%	497	Y	26.9%
Dania Beach, FL (6)	2004	1984	181,463	64.9%	1,967	N	20.4%
Davie, FL	2001*	2001	81,135	75.8%	841	Y	55.6%
Deerfield Beach, FL	1998*	1998	57,280	89.1%	518	Y	38.8%
Delray Beach, FL	2001	1999	67,813	72.7%	824	Y	39.3%
Fernandina Beach, FL	1996	1986	111,095	70.7%	826	Y	35.7%
Ft. Lauderdale, FL	1999	1999	70,093	88.3%	693	Y	46.8%
Ft. Myers, FL	1998	1998	67,558	62.0%	592	Y	67.2%
Jacksonville I, FL	2005	2005	80,376	87.2%	715	N	100.0%
Jacksonville II, FL (5)	2007	2004	65,070	92.0%	652	N	100.0%
Jacksonville III, FL	2007	2003	65,575	91.8%	683	N	100.0%
Jacksonville IV, FL	2007	2006	77,515	79.2%	700	N	100.0%
Jacksonville V, FL	2007	2004	82,185	80.4%	694	N	82.4%
Kendall, FL	2007	2003	75,395	83.3%	703	N	71.0%
Lake Worth, FL †	1998	1998/02	161,808	89.1%	1,359	Y	37.2%
Lakeland, FL	1994	1988	49,095	80.5%	491	Y	79.4%
Lutz I, FL	2004	2000	66,895	73.5%	614	Y	37.0%
Lutz II, FL (5)	2004	1999	69,232	80.1%	533	Y	20.6%
Margate I, FL †	1994	1979/81	54,505	79.1%	339	N	10.0%
Margate II, FL †	1996	1985	65,186	79.8%	424	Y	28.8%
Merrit Island, FL	2000	2000	50,417	80.5%	465	Y	56.7%
Miami I, FL	1995	1995	46,825	83.7%	560	Y	52.1%
Miami II, FL	1994	1989	67,060	81.1%	568	Y	8.0%
Miami IV, FL	2005	1988/03	150,590	70.3%	1,523	N	86.9%
Naples I, FL	1996	1996	48,150	92.1%	326	Y	26.6%
Naples II, FL	1997	1985	65,850	85.8%	636	Y	44.6%
Naples III, FL	1997	1981/83	80,627	67.0%	818	Y	23.8%
Naples IV, FL	1998	1990	40,600	80.6%	433	N	43.3%
Ocoee, FL	2005	1997	76,130	73.3%	628	Y	15.5%
Orange City, FL	2004	2001	59,586	77.2%	648	N	39.1%
Orlando I, FL (6)	1997	1987	52,170	53.6%	497	Y	4.9%
Orlando II, FL	2005	2002/04	63,084	82.0%	579	N	74.2%
Orlando III, FL	2006	1988/90/96	104,140	67.1%	789	Y	6.9%
Orlando IV, FL	2010	2009	76,565	55.0%	644	N	64.4%
Oviedo, FL	2006	1988/1991	49,251	71.5%	426	Y	3.2%
Pembroke Pines, FL	1997	1997	67,321	82.0%	696	Y	63.2%
Royal Palm Beach I, FL †	1994	1988	98,961	60.2%	676	N	54.5%
Royal Palm Beach II, FL	2007	2004	81,415	70.1%	767	N	82.3%
Sanford, FL	2006	1988/2006	61,810	71.4%	440	Y	28.6%
Sarasota, FL	1998	1998	71,102	66.0%	524	Y	42.5%
St. Augustine, FL	1996	1985	59,725	70.9%	698	Y	29.9%
Stuart, FL	1997	1995	86,883	66.4%	978	Y	51.7%
SW Ranches, FL	2007	2004	64,955	78.7%	648	N	85.3%
Tampa, FL (5)	2007	2001/2002	83,738	82.2%	797	N	28.5%
West Palm Beach I, FL	2001	1997	68,063	76.7%	984	Y	47.2%

	Year Acquired/	Year	Rentable			Manager	% Climate
Facility Location	Developed (1)	Built	Square Feet	Occupancy (2)	Units	Apartment (3)	Controlled (4)
West Palm Beach II, FL (5)	2004	1996	94,503	83.9%	834	Y	73.9%
Alpharetta, GA	2001	1996	90,485	81.2%	665	Y	75.1%
Austell , GA	2006	2000	83,625	74.3%	645	Y	66.0%
Decatur, GA	1998	1986	148,480	71.1%	1,268	Y	2.3%
Norcross, GA	2001	1997	85,370	73.9%	573	Y	55.8%
Peachtree City, GA	2001	1997	49,875	86.1%	437	N	75.6%
Smyrna, GA	2001	2000	56,820	83.0%	488	Y	100.0%
Snellville, GA	2007	1996/1997	80,000	88.9%	754	Y	27.1%
Suwanee I, GA	2007	2000/2003	85,240	73.6%	619	Y	28.7%
Suwanee II, GA	2007	2005	79,640	71.7%	573	N	61.8%
Addison, IL	2004	1979	31,325	88.2%	367	Y	0.0%
Aurora, IL	2004	1996	74,435	78.1%	555	Y	6.9%
Bartlett, IL	2004	1987	51,425	83.5%	410	Y	33.5%
Bellwood, IL	2001	1999	86,650	85.3%	740	Y	52.1%
Des Plaines, IL (6)	2004	1978	74,400	88.8%	636	N	0.0%
Elk Grove Village, IL	2004	1987	64,129	87.4%	626	Y	5.5%
Glenview, IL	2004	1998	100,115	94.6%	738	Y	100.0%
Gurnee, IL	2004	1987	80,300	79.0%	722	N	34.1%
Hanover, IL	2004	1987	41,178	77.7%	408	Y	0.4%
Harvey, IL	2004	1987	60,090	84.8%	575	Y	3.0%
Joliet, IL	2004	1993	73,175	70.2%	528	Y	100.0%
Kildeer, IL	2004	1988	46,275	87.2%	426	Y	0.0%
Lombard, IL	2004	1981	58,188	88.4%	548	Y	9.8%
Mount Prospect, IL	2004	1979	65,000	84.0%	587	Y	12.7%
Mundelein, IL	2004	1990	44,700	82.5%	490	Y	8.9%
North Chicago, IL	2004	1985	53,350	74.4%	428	N	0.0%
Plainfield I, IL	2004	1998	53,800	90.9%	401	N	3.3%
Plainfield II, IL	2005	2000	51,900	73.4%	353	N	22.8%
Schaumburg, IL	2004	1988	31,160	85.4%	321	N	5.6%
Streamwood, IL	2004	1982	64,305	71.1%	558	N	4.4%
Warrensville, IL	2005	1977/89	48,796	81.5%	378	N	0.0%
Waukegan, IL	2004	1977	79,500	75.8%	690	Y	8.4%
West Chicago, IL	2004	1979	48,175	81.8%	426	Y	0.0%
Westmont, IL	2004	1979	53,700	86.3%	386	Y	0.0%
Wheeling I, IL	2004	1974	54,210	79.9%	491	N	0.0%
Wheeling II, IL	2004	1979	67,825	71.7%	603	Y	7.3%
Woodridge, IL	2004	1987	50,262	76.7%	466	Y	6.7%
Indianapolis I, IN	2004	1987	43,600	82.5%	326	N	0.0%
Indianapolis II, IN	2004	1997	44,900	78.5%	452	Y	15.6%
Indianapolis III, IN	2004	1999	60,850	78.1%	496	Y	32.8%
Indianapolis IV, IN	2004	1976	62,105	67.2%	526	Y	0.0%
Indianapolis V, IN	2004	1999	74,825	88.8%	584	Y	33.6%
Indianapolis VI, IN	2004	1976	73,014	63.3%	710	Y	0.0%
Indianapolis VII, IN	2004	1992	91,777	70.0%	808	Y	6.4%
Indianapolis VIII, IN	2004	1975	79,998	61.5%	702	Y	0.0%
Indianapolis IX, IN	2004	1976	61,732	67.0%	544	Y	0.0%
Baton Rouge I, LA	1997	1980	35,200	77.4%	329	N	11.6%
Baton Rouge II, LA	1997	1980/1995	80,277	77.2%	563	Y	40.5%
Slidell, LA	2001	1998	79,540	78.4%	523	Y	46.6%
Boston I, MA	2010	555	34,093	61.2%	593	N	98.5%
Boston II, MA	2002	2001	60,695	76.2%	629	Y	100.0%
Leominster, MA	1998	1987/88/00	53,823	64.1%	501	Y	38.5%
Medford, MA	2007	2001	58,815	68.8%	656	Y	96.0%
Baltimore, MD	2001	1999/00	93,350	75.0%	809	Y	45.3%
California, MD	2004	1998	77,865	84.5%	723	Y	39.0%
Gaithersburg, MD	2005	1998	87,045	83.4%	784	Y	42.0%
Laurel, MD †	2001	1978/99/00	162,792	75.2%	1,020	N	41.1%
Temple Hills, MD	2001	2000	97,200	84.1%	825	Y	68.8%
Grand Rapids, MI	1996	1976	87,381	68.4%	525	Y	0.0%
Portage, MI (6)	1996	1980	50,280	93.9%	386	Y	0.0%
Romulus, MI	1997	1997	42,050	72.2%	339	Y	7.4%
Wyoming, MI	1996	1987	91,158	65.8%	635	N	0.0%
Gulfport, MS	1997	1977/93	61,251	77.1%	509	Y	33.5%
Belmont, NC	2001	1996/97/98	81,448	76.5%	581	N	24.2%
Burlington I, NC	2001	1990/91/93/94/98	109,346	60.6%	947	N	4.7%
Burlington II, NC	2001	1991	42,205	68.6%	393	Y	12.0%
Cary, NC	2001	1993/94/97	112,124	79.2%	792	N	7.3%
Charlotte, NC	1999	1999	69,000	83.3%	736	Y	52.8%
Raleigh, NC	1998	1994/95	48,675	92.3%	408	N	8.2%
Brick, NJ	1994	1981	51,725	72.8%	431	N	0.0%
Cherry Hill, NJ	2010	2004	52,600	55.0%	376	Y	0.0%
Clifton, NJ	2005	2001	105,550	78.8%	1,018	Y	85.5%

	Year Acquired/	Year	Rentable			Manager	% Climate
Facility Location	Developed (1)	Built	Square Feet	Occupancy (2)	Units	Apartment (3)	Controlled (4)
Cranford, NJ	1994	1987	91,250	74.5%	852	Y	7.9%
East Hanover, NJ (5)	1994	1983	107,579	66.7%	970	N	1.6%
Egg Harbor I, NJ	2010	2005	39,425	35.2%	284	N	11.5%
Egg Harbor II, NJ	2010	2002	71,175	36.5%	706	N	16.4%
Elizabeth, NJ (5)	2005	1925/97	38,830	76.1%	673	N	0.0%
Fairview, NJ	1997	1989	27,925	77.4%	449	N	100.0%
Hamilton, NJ	2006	1990	70,550	60.4%	610	Y	0.0%
Hoboken, NJ	2005	1945/97	34,180	83.2%	742	N	100.0%
Linden, NJ	1994	1983	100,525	66.9%	1,119	N	2.8%
Morris Township, NJ (7)	1997	1972	71,776	72.4%	565	Y	1.3%
Parsippany, NJ	1997	1981	66,325	84.8%	566	Y	6.9%
Randolph, NJ	2002	1998/99	52,565	76.3%	547	Y	82.5%
Sewell, NJ	2001	1984/98	57,830	89.2%	463	N	5.3%
Albuquerque I, NM	2005	1985	65,927	83.2%	611	Y	3.2%
Albuquerque II, NM	2005	1985	58,598	85.4%	515	Y	4.1%
Albuquerque III, NM	2005	1986	57,536	89.5%	493	Y	4.7%
Carlsbad, NM	2005	1975	39,999	90.7%	337	Y	0.0%
Deming, NM	2005	1973/83	33,005	82.2%	231	Y	0.0%
Las Cruces, NM	2005	1984	65,740	67.7%	517	Y	2.1%
Lovington, NM	2005	1975	15,750	85.2%	252	Y	0.0%
Silver City, NM	2005	1972	26,975	86.2%	252	Y	0.0%
Truth or Consequences, NM	2005	1977/99/00	24,010	79.3%	174	Y	0.0%
Las Vegas I, NV †	2006	1986	48,364	82.5%	374	Y	5.6%
Las Vegas II, NV	2006	1997	48,850	88.1%	520	Y	75.2%
Jamaica, NY	2001	2000	88,415	74.8%	919	Y	30.7%
Bronx, NY	2010	1931/2004	66,865	73.8%	1,328	N	100.0%
Brooklyn, NY	2010	1917/2004	56,970	68.2%	861	N	100.0%
Queens, NY	2010	1962/2003	61,090	69.4%	1,143	N	25.2%
Wyckoff, NY	2010	1910/2007	62,235	72.6%	1,039	N	90.2%
New Rochelle, NY	2005	1998	48,431	78.8%	400	N	15.0%
North Babylon, NY	1998	1988/99	78,188	83.3%	651	N	9.0%
Riverhead, NY	2005	1985/86/99	38,340	70.7%	326	N	0.0%
Southold, NY	2005	1989	58,651	72.4%	598	N	3.0%
Boardman, OH	1980	1980/89	65,495	79.1%	512	Y	24.0%
Canton I, OH	2005	1979/87	39,750	69.0%	407	N	0.0%
Canton II, OH	2005	1997	26,200	77.7%	192	N	0.0%
Centerville I, OH	2004	1976	80,690	67.9%	619	Y	0.0%
Centerville II, OH	2004	1976	43,150	62.2%	304	N	0.0%
Cleveland I, OH (5)	2005	1997/99	46,000	84.5%	336	Y	4.9%
Cleveland II, OH	2005	2000	58,425	55.4%	564	Y	0.0%
Columbus, OH	2006	1999	72,155	75.0%	606	Y	26.1%
Dayton I, OH	2004	1978	43,100	59.1%	341	N	0.0%
Dayton II, OH	2005	1989/00	48,149	77.4%	391	Y	1.7%
Euclid I, OH	1988*	1988	46,710	64.1%	423	N	22.3%
Euclid II, OH	1988*	1988	47,275	65.1%	375	Y	0.0%
Grove City, OH	2006	1997	89,290	76.3%	772	Y	16.9%
Hilliard, OH	2006	1995	89,690	73.4%	778	Y	24.5%
Lakewood, OH	1989*	1989	39,337	79.7%	457	Y	24.6%
Louisville, OH	2005	1988/90	53,900	75.9%	387	N	0.0%
Marblehead, OH	2005	1988/98	52,300	82.1%	373	Y	0.0%
Mason, OH	1998	1981	33,900	86.2%	279	Y	0.0%
Mentor, OH	2005	1983/99	51,225	90.8%	367	N	16.1%
Miamisburg, OH	2004	1975	59,930	72.0%	430	Y	0.0%
Middleburg Heights, OH	1980*	1980	93,025	84.8%	671	Y	3.8%
North Canton I, OH	1979*	1979	45,200	79.6%	316	Y	0.0%
North Canton II, OH	1983*	1983	44,140	80.4%	342	Y	15.8%
North Olmsted I, OH	1979*	1979	48,665	77.6%	440	Y	7.0%
North Olmsted II, OH	1988*	1988	47,850	82.4%	397	Y	14.2%
North Randall, OH	1998*	1998/02	80,099	82.4%	800	N	90.8%
Perry, OH	2005	1992/97	63,700	79.6%	420	Y	0.0%
Reynoldsburg, OH	2006	1979	66,895	74.4%	664	Y	0.0%
Strongsville, OH	2007	1978	43,727	88.4%	401	Y	100.0%
Warrensville Heights, OH (5)	1980*	1980/82/98	90,281	78.1%	715	Y	0.0%
Westlake, OH	2005	2001	62,750	86.5%	453	Y	6.1%
Willoughby, OH	2005	1997	34,064	70.4%	266	Y	10.1%
Youngstown, OH	1977*	1977	65,950	73.3%	522	Y	1.2%
Levittown, PA	2001	2000	76,180	82.7%	654	Y	36.3%
Philadelphia, PA	2001	1999	97,639	87.0%	961	N	47.1%
Alcoa, TN	2005	1986	42,325	86.3%	355	Y	0.0%
Antioch, TN	2005	1985/98	76,160	86.4%	618	Y	8.5%
Cordova I, TN	2005	1987	54,125	75.6%	386	Y	0.0%

	Year Acquired/	Year	Rentable			Manager	% Climate
Facility Location	Developed (1)	Built	Square Feet	Occupancy (2)	Units	Apartment (3)	Controlled (4)
Cordova II, TN	2006	1995	67,700	84.5%	713	Y	7.1%
Knoxville I, TN	1997	1984	29,337	82.5%	281	Y	6.8%
Knoxville II, TN	1997	1985	38,000	74.4%	328	Y	6.9%
Knoxville III, TN	1998	1991	45,736	72.1%	443	Y	6.9%
Knoxville IV, TN	1998	1983	58,752	68.6%	438	N	1.1%
Knoxville V, TN	1998	1977	42,790	71.8%	370	N	0.0%
Knoxville VI, TN	2005	1975	63,440	78.3%	586	Y	0.0%
Knoxville VII, TN	2005	1983	55,094	71.1%	442	Y	0.0%
Knoxville VIII, TN	2005	1978	95,868	65.3%	761	Y	0.0%
Memphis I, TN	2001	1999	92,320	86.0%	700	N	57.1%
Memphis II, TN	2001	2000	71,710	78.8%	556	N	46.3%
Memphis III, TN	2005	1983	40,707	80.8%	345	Y	6.4%
Memphis IV, TN	2005	1986	38,678	74.4%	317	Y	4.3%
Memphis V, TN	2005	1981	60,120	78.6%	498	Y	0.0%
Memphis VI, TN	2006	1985/93	108,771	87.6%	874	Y	3.3%
Memphis VII, TN	2006	1980/85	115,703	67.6%	571	Y	0.0%
Memphis VIII, TN †	2006	1990	96,060	75.7%	550	Y	0.0%
Nashville I, TN (5)	2005	1984	103,310	73.6%	693	Y	0.0%
Nashville II, TN (5)	2005	1986/00	83,484	81.7%	632	Y	6.6%
Nashville III, TN (5)	2006	1985	101,475	73.1%	620	Y	5.2%
Nashville IV, TN	2006	1986/00	102,450	92.0%	727	Y	7.0%
Austin I, TX (5)	2005	2001	59,520	80.4%	536	Y	58.8%
Austin II, TX	2006	2000/03	65,241	86.6%	594	Y	38.9%
Austin III, TX (5)	2006	2004	70,560	77.1%	579	Y	85.4%
Baytown, TX	2005	1981	38,950	71.2%	355	Y	0.0%
Bryan, TX	2005	1994	60,450	63.6%	495	Y	0.0%
College Station, TX	2005	1993	26,550	66.5%	346	N	0.0%
Dallas, TX	2005	2000	58,532	85.8%	537	Y	28.5%
Denton, TX	2006	1996	60,836	83.1%	462	Y	3.9%
El Paso I, TX	2005	1980	59,652	83.4%	512	Y	0.9%
El Paso II, TX	2005	1980	48,704	91.5%	413	Y	0.0%
El Paso III, TX	2005	1980	71,276	81.9%	589	Y	2.0%
El Paso IV, TX	2005	1983	67,058	77.2%	519	Y	3.2%
El Paso V, TX	2005	1982	62,300	71.2%	396	Y	0.0%
El Paso VI, TX	2005	1985	36,620	85.2%	258	Y	0.0%
El Paso VII, TX †	2005	1982	34,545	82.1%	13	N	0.0%
Fort Worth I, TX	2005	2000	50,621	78.2%	406	Y	26.6%
Fort Worth II, TX	2006	2003	72,925	85.0%	654	Y	49.0%
Frisco I, TX	2005	1996	50,854	84.4%	430	Y	17.5%
Frisco II, TX	2005	1998/02	71,299	87.0%	511	Y	23.8%
Frisco III, TX	2006	2004	75,315	79.4%	612	Y	88.0%
Frisco IV, TX	2010	2007	74,835	77.0%	511	Y	16.4%
Garland I, TX	2006	1991	70,100	79.0%	652	Y	4.4%
Garland II, TX	2006	2004	68,425	73.6%	470	Y	39.6%
Greenville I, TX	2005	2001/04	59,385	73.5%	451	Y	28.8%
Greenville II, TX	2005	2001	44,900	63.1%	312	N	36.3%
Houston I, TX	2005	1981	100,630	81.4%	626	Y	0.0%
Houston II, TX	2005	1977	71,300	81.1%	391	Y	0.0%
Houston III, TX	2005	1984	61,120	71.3%	462	Y	4.3%
Houston IV, TX	2005	1987	43,975	68.8%	383	Y	6.1%
Houston V, TX †	2006	1980/1997	125,930	82.8%	1,008	Y	55.1%
Keller, TX	2006	2000	61,885	77.9%	486	Y	21.1%
La Porte, TX	2005	1984	44,850	76.0%	428	Y	18.6%
Lewisville, TX	2006	1996	58,140	60.7%	429	Y	20.2%
Mansfield, TX	2006	2003	63,075	81.8%	495	Y	38.4%
McKinney I, TX	2005	1996	47,040	90.5%	367	Y	9.0%
McKinney II, TX	2006	1996	70,050	78.6%	539	Y	46.3%
North Richland Hills, TX	2005	2002	57,175	85.4%	432	Y	47.6%
Roanoke, TX	2005	1996/01	59,300	89.4%	448	Y	30.0%
San Antonio I, TX	2005	2005	73,330	84.4%	573	Y	79.0%
San Antonio II, TX	2006	2005	73,230	88.7%	670	N	82.3%
San Antonio III, TX	2007	2006	72,075	84.4%	570	N	87.0%
Sherman I, TX	2005	1998	54,975	77.5%	506	Y	21.1%
Sherman II, TX	2005	1996	48,425	75.2%	391	Y	30.9%
Spring, TX	2006	1980/86	72,751	71.9%	538	N	14.1%
Murray I, UT	2005	1976	60,380	76.0%	649	Y	0.0%
Murray II, UT †	2005	1978	71,221	88.1%	371	Y	2.6%
Salt Lake City I, UT	2005	1976	56,446	75.0%	732	Y	0.0%
Salt Lake City II, UT	2005	1978	51,676	70.6%	493	Y	0.0%
Fredericksburg I, VA	2005	2001/04	69,475	70.6%	601	N	21.4%
Fredericksburg II, VA	2005	1998/01	61,257	63.4%	560	N	100.0%
McLearen, VA	2010	2002	69,640	81.7%	713	Y	91.2%

	Year Acquired/	Year	Rentable			Manager	% Climate
Facility Location	Developed (1)	Built	Square Feet	Occupancy (2)	Units	Apartment (3)	Controlled (4)
Burke Lake, VA	2011	2003	90,727	80.8%	907	Y	78.1%
Mannasas, VA	2010	1998	73,045	70.4%	639	Y	51.1%
Milwaukee, WI	2004	1988	58,500	74.0%	485	Y	0.0%
Total/Weighted Average (364 Facilities)			23,725,308	76.5%	206,946

* Denotes facilities developed by us.

† Denotes facilities that contain a significant amount of commercial rentable square footage.  All of this commercial space, which was developed in conjunction with the self-storage facilities, is located within or adjacent to our facilities and is managed by our self-storage facility managers.  As of March 31, 2011, these facilities contained an aggregate of approximately 420,000 rentable square feet of commercial space.

(1)   Represents the year acquired for those facilities that we acquired from a third party or the year developed for those facilities that we developed.

(2)   Represents occupied square feet divided by total rentable square feet at March 31, 2011.

(3)   Indicates whether a facility has an on-site apartment where a manager resides.

(4)   Represents the percentage of rentable square feet in climate-controlled units.

(5)   Indicates a facility owned by the HART joint venture.

(6)   We have ground leases for certain small parcels of land adjacent to these facilities that expire between 2011 and 2015.

(7)   We do not own the land at this facility.  We lease the land under a ground lease that expires in 2013, but we have eight five-year renewal options.

Our growth has been achieved by adding facilities to our portfolio through acquisitions and development.  The tables set forth below show the average occupancy, annual rent per occupied square foot, average occupied square footage and total revenues for our facilities owned as of March 31, 2011, and for each of the previous three years, grouped by the year during which we first owned or operated the facility.

Our Facilities by Year Acquired - Average Occupied Square Feet (1)

			Average Occupancy
		Rentable Square	March 31,	December 31,
Year Acquired (2)	# of Facilities	Feet	2011	2010	2009	2008
2007 and earlier	350	22,811,068	76.7%	76.7%	76.0%	79.8%
2008	1	84,975	79.9%	80.1%	72.3%	69.5%
2009	—	—	—	—	—
2010	12	738,538	63.6%	67.7%
2011	1	90,727	81.4%

All Facilities Owned as of March 31, 2011	364	23,725,308	76.3%	76.7%	75.9%	79.8%

Our Facilities by Year Acquired - Annual Rent Per Occupied Square Foot (2)

		Rent per Square Foot
		March 31,	December 31,
Year Acquired (2)	# of Facilities	2011	2010	2009	2008

2007 and earlier	350	$11.70	$11.57	$11.73	$11.49
2008	1	22.74	21.59	22.13	21.12
2009	—	—	—	—
2010	12	19.85	13.50
2011	1	16.98

All Facilities Owned as of March 31, 2011	364	$11.97	$11.66	$11.76	$11.52

Facilities by Year Acquired - Average Occupied Square Feet (3)

		Average Occupied Square Feet
		March 31,	December 31,
Year Acquired (2)	# of Facilities	2011	2010	2009	2008

2007 and earlier	350	13,116,575	17,512,913	17,982,611	18,961,704
2008	1	50,916	67,973	61,113	58,844
2009	—	—	—	—
2010	12	351,933	480,918
2011	1	55,362

All Facilities Owned as of March 31, 2011	364	13,574,786	18,061,804	18,043,724	19,020,548

Facilities by Year Acquired - Total Revenues (dollars in thousands) (4)

		Total Revenues
		March 31,	December 31,
Year Acquired (2)	# of Facilities	2011	2010	2009	2008

2007 and earlier	350	$52,882	$209,222	$215,245	$222,748
2008	1	400	1,527	1,404	1,309
2009	—	—	—	—
2010	12	2,381	1,663
2011	1	316

All Facilities Owned as of March 31, 2011	364	$55,979	$212,412	$216,649	$224,057

(1)          Determined by dividing the aggregate rental revenue by the average of the month-end occupied square feet for the period.  Rental revenue includes customer rental revenues, access, administrative and late fees and revenues from auctions, but does not include ancillary revenues generated at our facilities.

(2)          For facilities developed by us, “Year Acquired” represents the year in which such facilities were acquired by us from an affiliated entity, which in some cases is later than the year developed.

(3)          Represents the average of the aggregate month-end occupied square feet for each group of facilities.

(4)          Represents the result obtained by multiplying total income per occupied square foot by the average occupied square feet for each group of facilities.  This result will vary from amounts reported on the financial statements.

Item 4.    Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information, as of June 24, 2011 regarding the beneficial ownership of OP Units for (i) each person or entity known by us to be the beneficial owner of five percent or more of our outstanding OP Units, (ii) each of our general partner’s trustees and named executive officers, or NEOs, as defined and identified in Item 6: Executive Compensation — “Compensation Discussion and Analysis” and (iii) our trustees and NEOs as a group.

Name(1)	OP Units	Percent of Outstanding OP Units
5% Holder
U-Store-It Trust	99,447,117	95.4%

Trustees
W. M. Diefenderfer III	—	—
P. Bussani	—	—
M. M. Keler	—	—
D. J. LaRue	—	—
J.F. Remondi	—	—
J. F. Rogatz	—	—
Named Executive Officers
D. Jernigan	—	—
C. P. Marr	—	—
T. M. Martin	—	—
J. P. Foster	—	—
S. P. Hartman	—	—
Trustees and Executive Officers as a group (11 persons)

(1)          Unless otherwise indicated, the address for each of the persons listed is c/o U-Store-It Trust, 460 East Swedesford Road, Suite 3000, Wayne, Pennsylvania 19087.

Item 5.    Directors and Executive Officers.

Because we are managed by our general partner, and our general partner owns its assets and conducts its operations through us, we refer to our general partner’s executive officers and other management personnel as our executive officers and management, and although as a partnership we do not have a board of directors, we refer to our general partner’s board of trustees as our board of trustees.  This Item 5 reflects information with respect to the trustees and executive officers of our general partner.

Trustees

William M. Diefenderfer III, 65, has served as our Chairman of the Board since February 2007 and as a trustee since our initial public offering in October 2004.  Mr. Diefenderfer has been a partner in the law firm of Diefenderfer, Hoover, Boyle & Wood since 1991.  He served as Chief Executive Officer and President of Enumerate Solutions Inc., a privately-owned technology company that he co-founded, from 2000 to 2002.  From 1992 to 1996, Mr. Diefenderfer served as Treasurer and Chief Financial Officer of Icarus Aircraft, Inc., a privately-owned aviation technology company.  Mr. Diefenderfer served a two-year term on the Public Company Accounting Oversight Board’s Standing Advisory Group from 2004 through 2005.  In October 2006, he accepted appointment to the Commission on the Future of American Veterans, the purpose of which is to formulate a clear plan to guide the U.S. Department of Veteran’s Affairs for the next twenty years.  Mr. Diefenderfer serves as Vice-Chairman of the Board of Directors of Enumerate Solutions Inc., as well as chairman of its Audit Committee.  He currently serves on the board of SLM Corporation, a publicly-traded company more commonly known as Sallie Mae, a leading provider of student loans and administrator of college savings plans.  He is a member of Sallie Mae’s Finance Committee.

Relevant Areas of Experience:  Mr. Diefenderfer has experience serving on boards of directors and has a background in accounting, including serving a term on the Public Company Accounting Oversight Board’s Standing Advisory Group.

Piero Bussani, 45, has served as a trustee since February 2010.  Mr. Bussani was appointed by the Board upon the recommendation of the Corporate Governance and Nominating Committee.  Since December 2004, Mr. Bussani has been General Counsel and Executive Vice President for WHM LLC (aka Luxury Resorts and Hotels), a leading luxury hotel management company that manages hotels and resorts owned by affiliates of the Blackstone Group.  Mr. Bussani is responsible for overseeing and managing the legal, human resources and risk functions for the management and operation of hotels and resorts throughout the U.S. and Caribbean.  From June 1996 through June 2007, Mr. Bussani served as General Counsel and Executive Vice President for Extended Stay America, Inc. and Extended Stay Hotels in Spartanburg, South Carolina.  From July 1995 through June 1996, Mr. Bussani was Senior Real Estate Counsel for Blockbuster Entertainment Group in Fort Lauderdale, Florida.  Mr. Bussani started his career as an associate in the litigation and real estate groups of Arent Fox Kintner Plotkin & Kahn in Washington D.C. where he worked from August 1991 through July 1995.

Relevant Areas of Experience:  Mr. Bussani has significant experience as a general counsel in the hospitality industry, including combined business and legal experience with regard to customer retention, occupancy, and risk mitigation.

Dean Jernigan, 65, has been our Chief Executive Officer since April 2006 and also has served as a member of our Board of Trustees since that time.  Mr. Jernigan served as our President from April 2006 to November 2008.  From 2004 to April 2006, Mr. Jernigan served as President of Jernigan Property Group, LLC, a Memphis-based company that formerly owned and operated self-storage facilities in the United States.  From 2002 to 2004, Mr. Jernigan was a private investor.  From 1984 to 2002, he was Chairman of the Board and Chief Executive Officer of Storage USA, Inc., which was a publicly-traded self-storage REIT from 1994 to 2002.  Mr. Jernigan served as a member of the National Association of Real Estate Investment Trusts’ Board of Governors from 1995 to 2002, and as a member of its Executive Committee from 1998 to 2002.  Mr. Jernigan currently serves on the board of Thomas & Betts, Inc., a publicly-traded electrical components and equipment company.

Relevant Areas of Experience:  Mr. Jernigan has experience with boards of directors and real estate investment trusts and, in particular, knowledge and experience in the self storage industry.  Mr. Jernigan has gained extensive knowledge of our business through his service as our Chief Executive Officer, his private self storage investments, and his position with Storage USA, Inc.

Marianne M. Keler, 56, has served as a trustee since March 2007.  From 1985 to February 2006, Ms. Keler served in various positions with SLM Corporation, a publicly-traded company more commonly known as Sallie Mae.  From 2005 to 2006, she served as Executive Vice President, Corporate Strategy, Consumer Lending and Administration, where she led several business lines, including SLM Financial. From 2001 to 2004, she was Executive Vice President and General Counsel for SLM.  Ms. Keler was an attorney at the U.S. Securities and Exchange Commission from 1981 to 1984.  She is a partner of Keler-Kershow, LLC, a private law firm, and chairs the board of the American University of Bulgaria as well as the board of Building Hope, a charter school lender.  Ms. Keler is a member of the board of directors of Sallie Mae Bank, the E.L. Haynes Public Charter School, the Institute for American Universities, and the National Student Clearinghouse.

Relevant Areas of Experience:  Ms. Keler has extensive finance, merger and acquisition, management, governance and risk management experience, including over 20 years of service as a senior corporate officer at a Fortune 100 financial services company.

David J. LaRue, 49, has served as a trustee since our initial public offering in October 2004.  Since March 2010, Mr. LaRue has served as the Executive Vice President and Chief Operating Officer at Forest City Enterprises, Inc., a publicly-traded real estate company.  In this position, Mr. LaRue has been responsible for all real estate activity, including operations and development of the portfolio.  From 2003 until March 2010, Mr. LaRue served as the President and Chief Operating Officer of Forest City Commercial Group, the largest strategic business unit of Forest City Enterprises, Inc. While at the Commercial Group, Mr. LaRue was responsible for the execution of operating and development plans within the Commercial Group, which owns, develops, acquires and manages retail, office, hotel and mixed-use projects throughout the United States. Mr. LaRue served as Executive Vice President of Forest City Rental Properties from 1997 to 2003. Mr. LaRue has been with Forest City since 1986.  Mr. LaRue serves as a Trustee for the International Council of Shopping Centers.  Additionally, Mr. LaRue is involved as a board member of the following non-profit entities: the Greater Cleveland Sports Commission, the Friends of the Cleveland School of the Arts and the Lawrence School.

Relevant Areas of Experience:  Mr. LaRue has a strong financial and audit background with real estate companies, including with Forest City Commercial Group.  Mr. LaRue has also gained knowledge of our industry as a result his involvement in real estate ownership, strategy, operation and investment in connection with his experience at Forest City Commercial Group.

John F. Remondi, 48, has served as a trustee since November 2009.  Mr. Remondi was appointed by the Board upon the recommendation of the Corporate Governance and Nominating Committee.  Mr. Remondi is President and Chief Operating Officer of SLM Corporation, a publicly-traded company more commonly known as Sallie Mae.  Prior to rejoining SLM in 2008, Mr. Remondi served as Portfolio Manager to PAR Capital Management Corp. in Boston, Massachusetts, from 2005 to 2008.  From 1999 to 2005, Mr. Remondi served in several financial positions with SLM, including Executive Vice President, Corporate Finance.  In addition to his experience at SLM Corporation, Mr. Remondi served in corporate finance positions with New England Education Loan Marketing Corporation and BayBank Boston.

Relevant Areas of Experience:  Mr. Remondi has considerable financial management experience, including service as chief financial officer at a Fortune 100 financial services company.

Jeffrey F. Rogatz, 49, has served as a trustee since January 2011.  Mr. Rogatz is the co-founder of Palladian Realty Capital which provides consulting and advisory services to public and private real estate companies.  In addition to Palladian Realty Capital, Mr. Rogatz is the founder and President of Triangle Real Estate Advisors LLC, a real estate asset management company, which is the manager of Triangle Real Estate Securities Fund LLC.  Mr. Rogatz is also founder and President of Ridgeway Capital LLC, a real estate investment and advisory firm that invests in office, industrial and retail leased assets in the Mid-Atlantic area, and provides advisory services to various clients which have included several publicly traded real estate investment trusts.  Prior to founding Ridgeway Capital in 2001, Mr. Rogatz was chief financial officer of Brandywine Realty Trust, a NYSE-listed real estate investment trust.  Prior to joining Brandywine in 1999, Mr. Rogatz was a managing director and head of the REIT practice for Legg Mason Wood Walker, Incorporated.  Mr. Rogatz is a member of the Board of Directors of CapLease, Inc., a publicly traded diversified real estate investment trust, the Friends of Woodlawn Library, Inc. and Opera Delaware, and a member of the William and Mary Business School Foundation Board.

Relevant Areas of Experience:  Mr. Rogatz has experience serving on boards of directors and has knowledge and experience working with real estate investment trusts.  Mr. Rogatz has also gained knowledge of our industry as a result his involvement in real estate ownership, strategy, operation and investment through his roles with Palladian Realty Capital and Triangle Real Estate Advisors, LLC.

Executive Officers

Set forth below is background information on each of our executive officers as of June 24, 2011 other than Mr. Jernigan, whose background is described above under “Trustees and Executive Officers — Trustees.”

Christopher P. Marr, 46, has served as our President and Chief Investment Officer since November 2008. Mr. Marr served as our Chief Financial Officer from June 2006 to November 2008 and Treasurer since August 2006.  Mr. Marr was Senior Vice President and Chief Financial Officer of Brandywine Realty Trust, a publicly-traded office REIT, from August 2002 to June 2006.  Prior to joining Brandywine Realty Trust, Mr. Marr served as Chief Financial Officer of Storage USA, Inc., a publicly-traded self-storage REIT, from 1998 to 2002.

Timothy M. Martin, 40, has served as our Chief Financial Officer since November 2008.  Mr. Martin served as our Senior Vice President and Chief Accounting Officer from December 2006 to November 2008.  He previously was employed by Brandywine Realty Trust from 1997 to December 2006, serving as Vice President, Finance and Treasurer from January 2006 to December 2006, as Brandywine’s Principal Financial Officer from May 2006 to December 2006, as Vice President and Chief Accounting Officer from March 2004 to January 2006, and as Director, Financial Analysis from 2001 to March 2004.  Prior to joining Brandywine, Mr. Martin served as a member of the audit staff of Arthur Andersen, LLP’s Philadelphia office, specializing in real estate.

Jeffrey P. Foster, 41, has served as our Senior Vice President, Chief Legal Officer and Secretary since February 2009.  From April 2003 to February 2009, Mr. Foster served as Senior Vice President and Associate General Counsel of Gramercy Realty, a division of Gramercy Capital Corp., a publicly traded office REIT (formerly known as American Financial Realty Trust).  Prior to joining American Financial Realty Trust, Mr. Foster was an associate with Morgan, Lewis & Bockius, LLP from 1999 to 2003.

Steven P. Hartman, 37, has served as our Senior Vice President of Marketing since January 2010.  From February 2001 to December 2009, Mr. Hartman served in various positions with eBay, Inc., most recently as Senior Director of the eBay Partner Network.  Mr. Hartman served in other positions with eBay, Inc. including Director, Onsite Advertising; Director, Marketplaces Reporting & Metrics; Senior Manager, Information Delivery; and Manager, Analytical Applications.  Prior to his work with eBay, Mr. Hartman was a consultant with Accenture.

Item 6.    Executive Compensation.

Because we are managed by our general partner, and our general partner conducts substantially all of its operations through us, we refer to our general partner’s executive officers and other management personnel as our executive officers and management, and although as a partnership we do not have a board of directors, we refer to our general partner’s board of trustees as our board of trustees.  This Item 6 reflects information with respect to the compensation of our executive officers and trustees.  In addition, references in this Item 6 to shares and total shareholder return refer to the shares and total shareholder return of our general partner.

Compensation Discussion and Analysis

The Compensation Committee determines the compensation for our executive officers, sets corporate goals and objectives with respect to executive compensation, evaluates performance against those goals and objectives, and determines the appropriate level and structure of executive compensation based on its evaluation.  In carrying out these duties during 2010, the Compensation Committee considered, among other things, analyses prepared by Gressle & McGinley LLC, an independent compensation consultant.  Discussed below is our philosophy with respect to, and our objectives in setting, executive compensation.  As a part of this discussion, we also outline the elements of compensation awarded to, earned by, or paid to the named executive officers.

Compensation Philosophy and Objectives

We desire to build and maintain a superior executive management team to forge our business strategy and lead us to profitable growth.  We believe success in accomplishing these goals will, in part, depend on the effectiveness of our executive compensation programs, which are designed to compensate and reward executive officers for the achievement of corporate goals and desired business results and for their personal contributions in the execution of our business strategy.  Excellence in corporate and individual performance is our primary objective, and tying a significant portion of overall executive compensation to the achievement of our corporate goals is our philosophy.  The Compensation Committee believes that the most effective executive compensation programs are designed to reward the achievement of specific annual, long-term and strategic goals that align executives’ interests with those of the shareholders by rewarding performance above established goals, with the ultimate objective of improving shareholder value.

In setting executive compensation, we endeavor to:

•                  provide compensation that is sufficient to attract and retain the very best possible executive talent;

•                  provide a significant portion of total compensation linked to achieving performance goals that we believe will create shareholder value in the short and long-term to ensure that executive officers maintain an ongoing personal stake in our company; and

•                  encourage executive officers to achieve superior individual performance.

2010 Executive Compensation Program

The Compensation Committee engaged Gressle & McGinley LLC, an independent compensation consultant, to review our existing compensation and benefits program, analyze competitive market compensation practices and make recommendations on our 2010 executive compensation program to achieve the objectives described above.  Representatives of Gressle & McGinley LLC were present at several of the Compensation Committee’s meetings and met with the Compensation Committee in executive session, where no members of management were present.

Gressle & McGinley LLC provided the Compensation Committee with multiple market reference points, including compensation data compiled from (a) proxy statements from a group of 24 REITs with a median market capitalization of $1.2 billion, (b) survey data from 32 comparably-sized general industry companies with a median market capitalization of $0.9 billion and (c) proxy statements from our three publicly-traded self-storage REIT peers.

As part of the Compensation Committee’s process of designing a compensation program, it carefully considered the appropriate market reference point for determining pay competitiveness and determined that the comparative group for benchmarking purposes should represent the marketplace in which we are likely to compete for talent.  The Compensation Committee faced challenges in determining a comparative peer group, including the short tenure of some of our named executive officers; market data specific to our self-storage peers is limited to three companies; and the unique nature of compensation for chief executive officers in the REIT industry due to the fact that it is common within the REIT industry for the chief executive officer also to be a founder of the company.  The Compensation Committee reviewed and discussed the compensation data compiled by Gressle & McGinley LLC.  In light of the top talent recruited from different industries, the caliber and diverse backgrounds of our named executive officers, the challenging environment facing our management team and our desire to retain a superior executive management team, the Compensation Committee considered and established executive compensation levels to reflect these diverse factors.

Listed below are the companies that comprise the groups reviewed by the Compensation Committee.

General Industry Group Companies (32)

A. O. Smith Corporation	Cleco Corporation	SAIC, Inc.
ALLETE, Inc.	Dollar Thrifty Automotive Group, Inc.	SVB Financial Group
American Axle & Manufacturing Holdings, Inc.	Ferrellgas Partners, L.P.	The Great Atlantic & Pacific Tea Company, Inc.
American Greetings Corporation	H.B. Fuller Company	Tupperware Brands Corporation
ArvinMeritor, Inc.	Kelly Services, Inc.	UIL Holdings Corporation
Avista Corporation	Kindred Healthcare, Inc.	UniSource Energy Corporation
Black Hills Corporation	Mine Safety Appliances Company	USEC Inc.
Blockbuster Inc.	Northwest Natural Gas Company	Valmont Industries, Inc.
Bob Evans Farms, Inc.	Otter Tail Corporation	W. R. Grace & Co.
Callaway Golf Company	Plexus Corp.	Winnebago Industries, Inc.
Cincinnati Bell Inc.		Zale Corporation

REIT Group Companies (24)

BioMed Realty Trust, Inc.	FelCor Lodging Trust Incorporated	National Retail Properties, Inc.
Cousins Properties Incorporated	Glimcher Realty Trust	Nationwide Health Properties, Inc.
DiamondRock Hospitality Co.	Healthcare Realty Trust, Inc.	Pennsylvania Real Estate Investment Trust
Digital Realty Trust, Inc.	Inland Real Estate Corporation	PS Business Parks, Inc.
EastGroup Properties, Inc.	LaSalle Hotel Properties	Strategic Hotels & Resorts, Inc.
Entertainment Properties Trust	Lexington Corporate Properties Trust	Sunstone Hotel Investors, Inc.
Equity Lifestyle Properties, Inc.	Mid-America Apartment Communities, Inc.	Tanger Factory Outlet Centers, Inc.
Equity One, Inc.	Mission West Properties, Inc.	Washington Real Estate Investment Trust

Storage REIT Group Companies (3)

Extra Space Storage Inc.
Public Storage, Inc.
Sovran Self Storage Inc.

Compensation Components

Our executive compensation program consists of three principal components:  salary, annual incentive compensation and long-term incentive compensation.  The design and objective of each component of 2010 compensation are set forth below.  Using the market data provided by Gressle & McGinley LLC, combined with our desire to retain a superior executive management team, the Compensation Committee determined the appropriate percentages of salary, annual incentive compensation and long term incentive compensation components.  There is no predefined or preferred weighting among salary, annual incentive compensation and long term incentive compensation to achieve the goals established by the Compensation Committee.  Decisions regarding the components of salary and the salary targets for 2010 were made in the first quarter of 2010.

Component	Design	Objective

Salary	To provide a base level of cash compensation for annual services; to recognize individual performance; and to retain and motivate executive talent.	Reflect the caliber and background of talent, as well as new hire / current market rates.

Annual Incentive

Annual incentive dependent upon achievement of (i) total shareholder return (50%), (ii) same store EBITDA growth (30%), (iii) Board evaluation of performance (10%), and (iv) individual performance objectives (10%).

Payout ranges from 50% to 200% of target award, except that the portion tied to individual performance objectives is limited to a maximum 150% of target payout.

A significant portion of the award based on corporate measures to align the executive management team to common goals and objectives.

Reflecting that the highest priority for us in 2010 was to maximize return to our shareholders, 50% of the annual incentive was targeted to that objective.

30% of the annual incentive related to same store EBITDA growth was largely based on rewarding management’s operational and financial performance.

An incentive that, in part, rewards individual performance of each executive.

Creates a variable earning opportunity tied to key performance goals.

Long-Term Incentive	Annual grant values of long-term awards will be structured as follows: (i) 50% in stock options and (ii) 50% in time-vested restricted shares.

Balances retention and performance awards and provides greater leverage through options.

Maintaining consistency with general industry practice by emphasizing stock options relative to time-vested restricted stock.

Emphasizing retention and performance and promoting alignment with shareholder interests.

Mixing restricted shares and options as a competitive pay practice among REITs and in the broader U.S. market.

Total Cash Compensation

Base Salary.  Base salary is the fixed component of pay for our named executive officers and is intended to compensate for ordinary job duties.  Factors considered in determining base salaries included the executive’s scope of responsibilities, a market competitive assessment of similar roles at a peer group of general industry companies, and the performance of the individual executive.  Minimum base salaries for Messrs. Jernigan, Marr and Martin are established in their respective employment agreements and in the employment letter agreement in the case of Mr. Foster, the material terms of which are summarized below under the heading “Employment Agreements and Potential Payments Upon Termination or Change in Control.”  Any increases to the base salaries of executive officers, other than the CEO, are set by the Compensation Committee after discussions with, and recommendations by, the CEO regarding each individual’s accomplishments, areas of strength and opportunities for development.  Any increase to the base salary of the CEO is set after each Trustee completes a performance evaluation of the CEO, the results of which are summarized and reviewed by the Chairman of the Compensation Committee with Compensation Committee members and with the CEO.  After review and discussion, the Compensation Committee left 2010 base salaries for executive officers unchanged from 2008 and 2009 levels.

Annual Incentive Compensation.  We believe that annual incentive compensation is an important element of executive compensation that enables us to achieve our objectives of attracting and retaining executive talent, encouraging superior individual performance, and more importantly, achieving our corporate goals and objectives.  In making annual incentive compensation decisions, the Compensation Committee approved a targeted cash annual incentive opportunity for each executive officer that correlated to specific performance achievements.  Except for Mr. Hartman, annual incentive compensation for 2010 was comprised of four elements — total shareholder return weighted at 50%, same store EBITDA growth weighted at 30%, Board evaluation of management weighted at 10%, and individual goals weighted at 10%.  Mr. Hartman’s annual incentive compensation was weighted at 50% to same store EBITDA growth and 50% to individual goals.

For 2010, the total shareholder return goals approved by the Compensation Committee were set as follows:  threshold 7%; target 8%; and maximum 10%.  Similarly, the Compensation Committee approved the following same store EBITDA growth goals for 2010:  threshold -5.5%; target -3.5%; and maximum -0.5%.

With respect to the element of annual incentive compensation attributable to the Board’s evaluation of management, each member of the Board responded to a survey of the CEO’s performance prepared by Gressle & McGinley LLC.  Gressle & McGinley LLC tabulated the results of the survey and reported such results to the Compensation Committee.  The CEO provided the Compensation Committee with a separate evaluation of Messrs. Marr, Martin and Foster.  Based on the results of the survey and the evaluations presented by the CEO, the Compensation Committee awarded maximum payout for this component of annual incentive compensation to each of Messrs. Jernigan, Marr, Martin, and Foster.

Individual goals include a subjective assessment of management’s performance. Specific individual goals for Mr. Jernigan in 2010 included, among other elements, expansion of the Company’s third-party management business, development of the Company’s network affiliate program, increasing acquisition opportunities, and exploring targeted property dispositions.  Specific individual goals for Mr. Marr in 2010 included, among other elements, refining the Company’s acquisitions underwriting process, increasing the frequency of the Company’s investor relations efforts, evaluating and formulating a plan to amend the Company’s credit facility and assisting Mr. Martin and Mr. Foster in the achievement of their individual performance goals.  Specific individual goals for Mr. Martin in 2010 included, among other elements, the negotiation of the principal terms and conditions of an amendment to the Company’s credit facility, the integration of the Company’s third-party management business with accounting, human resources, and information technology, the implementation and transition of new human resources information systems, and the enhancement of our corporate culture through development of a corporate culture committee and development of corporate events.  Specific individual goals for Mr. Foster in 2010 included, among other elements, recruiting a risk manager for the Company, conducting a competitive bidding process for the Company’s insurance brokerage services and corporate and entity management services and developing a new employee policy and procedures manual.  Specific individual goals for Mr. Hartman in 2010 included, among other elements, building the Company’s marketing organization, increasing the Company’s internet presence, developing strategic marketing partnerships and helping the Company achieve its occupancy targets.

The target award for total annual incentive compensation is a percentage of the 2010 base salary for each executive officer as follows: Mr. Jernigan, 100%; Mr. Marr, 80%; Mr. Martin, 60%; Mr. Foster, 55%; and Mr. Hartman, 45%. Except for Mr. Hartman, performance above and below targeted levels results in a pro-rated award of 50% of target for threshold performance and 200% of target for maximum performance, except that the maximum percentage achievable for individual goals is limited to 150% of target.  With respect to Mr. Hartman, performance above and below targeted levels results in a pro-rated award of 50% of target for threshold performance and 150% of target for maximum performance for EBITDA and individual goals.  Payouts were interpolated for performance between threshold, target and maximum levels.  The table below lists the potential payouts at threshold, target and maximum performance, and the actual annual incentive compensation paid under each component as a result of 2010 performance.

	2010 Annual	Target Annual Incentive	Total Shareholder Return (50% of Target Opportunity)				Same Store EBITDA Growth (30% of Target Opportunity)
Name	Base Salary ($)	Opportunity as % of Salary	Threshold ($)	Target ($)	Max ($)	Actual Payout ($)	Threshold ($)	Target ($)	Max ($)	Actual Payout ($)
D. Jernigan	610,000	100%	$152,500	$305,000	$610,000	$610,000	$91,500	$183,000	$366,000	$366,000
C. P. Marr	410,000	80%	$82,000	$164,000	$328,000	$328,000	$49,200	$98,400	$196,800	$196,800
T. M. Martin	275,000	60%	$41,250	$82,500	$165,000	$165,000	$24,750	$49,500	$99,000	$99,000
J.P. Foster	255,000	55%	$35,063	$70,125	$140,250	$140,250	$21,038	$42,075	$84,150	$84,150
S. P. Hartman (1)	$219,295	45%	—	—	—	—	$24,750	$49,500	$74,250	$74,250

			Board Evaluation (10% of Target Opportunity)				Individual Evaluation (10% of Target Opportunity)
Name			Threshold ($)	Target ($)	Max ($)	Actual Payout ($)	Threshold ($)	Target ($)	Max ($)	Actual Payout ($)
D. Jernigan			$30,500	$61,000	$91,500	$91,500	$30,500	$61,000	$91,500	$91,500
C. P. Marr			$16,400	$32,800	$49,200	$49,200	$16,400	$32,800	$49,200	$49,200
T. M. Martin			$8,250	$16,500	$24,750	$24,750	$8,250	$16,500	$24,750	$20,625
J.P. Foster			$7,013	$14,025	$21,038	$21,038	$7,013	$14,025	$21,038	$17,531
S. P. Hartman (1)			—	—	—	—	$24,750	$49,500	$74,250	$49,500

(1)   Mr. Hartman’s employment commenced on January 4, 2010.  The components of Mr. Hartman’s 2010 annual incentive award were weighted 50% to same store EBITDA growth and 50% to individual goals.

We exceeded the maximum target performance for total shareholder return.  As a result, the Compensation Committee awarded the total shareholder return element of the annual incentive compensation to each applicable named executive officer at the maximum payout level.  In addition, we exceeded the maximum performance target for same store EBITDA growth, and, as a result, the Compensation Committee awarded the same store EBITDA growth element of the annual incentive compensation to each named executive officer at the maximum payout level.  The Compensation Committee awarded the Board evaluation element of the annual incentive compensation to each applicable named executive officer at the maximum payout level.  Finally, the Compensation Committee awarded the individual portion of the annual incentive compensation as follows:  at the maximum payout level to Messrs. Jernigan and Marr; at a level of 125% of target for Messrs. Martin and Foster; and at the target payout level for Mr. Hartman.

Equity Compensation

Long-Term Incentive Compensation.  Our long-term incentive compensation consists of non-qualified stock options and time-vested restricted common shares.  We believe that long-term incentive compensation is an important element in providing competitive compensation and, because such awards have a basis in our common shares, helps to ensure that executive officers maintain an ongoing personal stake in the achievement of superior corporate performance.  In January 2010, the Compensation Committee awarded a target grant level for long-term incentive compensation for each executive officer as follows:

D. Jernigan	$1,250,000
C. P. Marr	$550,000
T. M. Martin	$340,000
J. P. Foster	$300,000
S. P. Hartman	$121,000

The foregoing amounts were established based on achievement of corporate goals and objectives, individual performance, and for the additional reasons discussed under “2010 Executive Compensation Program.”  Long-term incentive compensation award values were allocated 50% to non-qualified stock options and 50% to time-vested restricted shares.  The actual number of time-vested restricted shares and non-qualified stock options received by each of our named executive officers in 2010 as a result of the long-term incentive award is set forth below under “Executive Compensation — Grants of Plan Based Awards Table.”

The stock options and time-vested restricted shares vest ratably over three years beginning on the first anniversary of the date of grant, and the stock options have a term of 10 years and an exercise price equal to the closing price of our common shares on the date of grant.

Dividends are paid on time-vested restricted shares prior to vesting, which is consistent with the competitive practices among REITs and recognizes the competitive orientation of the awards.  Unvested shares are subject to forfeiture if the executive’s employment terminates prior to the vesting date for any reason other than disability, death or a change in control.

2011 Compensation Actions

In addition to entering into an amended and restated employment agreement with Mr. Marr and an amended and restated employment letter agreement with Mr. Foster, which are discussed below under “Employment Agreements And Potential Payments Upon Termination Or Change In Control,” the Compensation Committee took the following additional actions in 2011.  In January 2011, the Compensation Committee awarded a target grant level for long-term incentive compensation for each executive officer as follows:

D. Jernigan	$1,250,000
C. P. Marr	$550,000
T. M. Martin	$340,000
J. P. Foster	$300,000
S. P. Hartman	$121,000

In setting executive compensation for 2011, the Compensation Committee, upon the recommendation of the CEO, determined not to increase salary or the levels of annual and long-term incentive compensation for the named executive officers, although levels of compensation remain subject to periodic evaluation.  Long-term incentive compensation award values were allocated 50% to stock options and 50% to time-vested restricted shares, except for Mr. Jernigan whose long-term compensation award was allocated 100% to time-vested restricted shares.  The Compensation Committee used an economic value model to determine the allocated compensation award values for stock options.  Finally, the Compensation Committee established annual incentive compensation goals for 2011 comprised of four elements — share price appreciation relative to the NAREIT All Equity REIT Index weighted at 35%, portfolio performance weighted at 30%, achievement of strategic goals weighted at 25%, and individual goals weighted at 10%.  The establishment of individual goals will be tailored to each executive’s duties to the Company.

Other Compensation Elements

Employment Agreements.  We have employment agreements with each of Messrs. Jernigan, Marr, and Martin.  We have an employment letter agreement with Mr. Foster.  We have summarized the material terms of these agreements under the heading “Employment Agreements and Potential Payments Upon Termination or Change in Control.”

Deferred Compensation Benefits.  In December 2006, the Compensation Committee approved the U-Store-It Trust Executive Deferred Compensation Plan (amended in December 2008 in order to bring such plan into compliance with Section 409A of the Code), which permits employees with the title of vice president or above, including our named executive officers, to defer receipt of all or a portion of their salary and annual incentive and have that deferred compensation credited to accounts until distributed in accordance with the Plan and their elections.  Under the Plan, we credit to each participant’s account a matching deferred compensation amount that is equal to the difference between the total matching contribution we would have made under our 401(k) plan without regard to the limits imposed by the Code and the actual matching contribution that we make under the 401(k) plan.

Perquisites and Personal Benefits.  We do not provide any significant perquisites to our executive officers.  During 2010, we provided the use of a company car, long-term disability insurance coverage, and executive medical coverage to each of our named executive officers.  While these benefits were not tied to any formal performance criteria, they were intended to serve as part of a competitive total compensation program.

Additional Compensation Principles

Policy on Grants of Equity Awards.  The Board of Trustees adopted a Policy Statement on the Grant of Equity Awards to ensure compliance with securities, tax and accounting rules and regulations, and adherence to best corporate governance practices in granting equity-based compensation. This Policy provides that the Board of Trustees has sole authority to approve equity awards to our trustees and the Compensation Committee has sole authority to approve equity awards to our executive officers.  The Policy further provides that the grant date shall be the date of the meeting at which the award is approved by the Board or the Compensation Committee, as the case may be, except that, with respect to new hires, the date of the award shall be the later of the first date of employment of such person or the date approval for the grant is obtained from the Board or the Compensation Committee. Under no circumstances will the grant date for any equity award be any earlier than the date on which action is taken to approve such award.  The exercise price of equity awards shall be the closing price for our common shares on the NYSE on the date of grant. As a part of this Policy, the Board of Trustees delegated authority to Mr. Jernigan to make one-time grants of equity-based awards to non-executive new hires in an amount not to exceed the equivalent of $100,000, and Mr. Jernigan must make regular reports to the Compensation Committee regarding awards granted pursuant to this authority. We believe this delegation of authority facilitates improved efficiency in recruiting key new non-executive employees.

Risk Guidelines.  The structure of our compensation policies and practices is designed to discourage our executives from engaging in unnecessary and excessive risk taking.  Our compensation policies and practices are centrally designed and administered and are substantially similar throughout the Company and among all levels of employees.  Key components of our compensation policies and practices include base salary, performance-based compensation, employee benefit and welfare programs, and retirement plans.  The Company maintains strong internal financial controls and uses effective management processes for developing strategic and annual operating plans and employee development programs.  As a result of our compensation policies and practices, we have concluded that we are not encouraging or creating risks that are reasonably likely to have a material adverse effect on the Company.  Executive attention is to be focused on key strategic, operational and long-term financial measures.  In addition, the Compensation Committee considers the annual and progressive achievement of personal goals of each employee, including leadership, scope of responsibilities and experience.  By focusing on the long-term achievement of corporate and personal goals, we discourage our employees from engaging in unnecessary and excessive risk taking.

Share Ownership Guidelines.  We maintain share ownership guidelines for our named executive officers because the Compensation Committee believes that executive officers should maintain a material personal financial stake in us to promote strong alignment between the interests of management and shareholders.  Within a five-year period of his or her appointment, we expect each named executive officer to acquire and maintain ownership in our common shares having a fair value equal to: five times annual base salary for the CEO; three times annual base salary for the President and Chief Financial Officer; and two times annual base salary for all other executive officers. The Board of Trustees annually reviews progress toward achieving these ownership levels.

Compensation Recovery.  We have not adopted a policy that provides for recovery of a compensatory award if a performance measure used to calculate the award is subsequently adjusted in a manner that would have reduced the size of the award.  If we were to experience such an adjustment, our Compensation Committee would assess the circumstances relating to the adjustment and take such action as it believes to be appropriate, including, potentially an action to recover the excess portion of the award.  The Compensation Committee intends to adopt a compensatory award recovery policy promptly following the adoption of rules and regulations by the SEC governing such recovery policies.

Hedging Limitations.  Our executives and trustees are prohibited from hedging their ownership or offsetting any decline in the fair value of our shares, including by trading in publicly-traded options, puts, calls and other derivative instruments related to our shares.

Tally Sheets.  In considering executive compensation decisions, the Compensation Committee reviews tally sheets prepared for each named executive officer.  The tally sheets present the dollar amounts of each component of compensation awarded to the named executive officers, including base salary, annual incentive, accumulated deferred compensation balances, outstanding equity awards, defined contribution retirement plan, potential payments under the employment agreements for Messrs. Jernigan, Marr, and Martin or the employment letter agreement for Mr. Foster, severance payments, perquisites and other benefits.  The overall purpose of the tally sheets is to bring together, in one place, all of the elements of actual and potential future compensation in certain circumstances so that the Compensation Committee may analyze both the individual elements of compensation (including the compensation mix), as well as the aggregate total amount of compensation.

Tax Compliance Policy.  The Compensation Committee reviewed the potential consequences for us of Section 162(m) of the Code, which imposes a limit on tax deductions for annual compensation in excess of $1 million paid to any of the named executive officers. To the extent that compensation is required to and does not qualify for deduction under Section 162(m), a larger portion of shareholder distributions may be subject to federal income tax expense as dividend income rather than return of capital, and any such compensation allocated to our taxable REIT subsidiaries whose income is subject to federal income tax would result in an increase in income taxes due to the inability to deduct such compensation. Although we will be mindful of the limits imposed by Section 162(m), even if it is determined that Section 162(m) applies or may apply to certain compensation packages, we nevertheless reserve the right to structure the compensation packages and awards in a manner that may exceed the limitation on deduction imposed by Section 162(m).

Tax and Accounting Implications of Each Form of Compensation.  Salary is expensed when earned and is not deductible over $1 million for covered employees.

•                  Annual incentives are expensed during the year when payout is probable.  The portion to be paid on the basis of total shareholder return and EBITDA growth meets the requirements of Section 162(m) of the Code and is deductible.  The portions paid on the basis of Board evaluation and individual goals are not deductible over $1 million under Section 162(m) of the Code for covered employees.

•                  Stock options are expensed over the shorter of the vesting period or the service period.  Our equity incentive plans have been approved by shareholders and awards are deductible under Section 162(m) of the Code.

•                  Performance-vested restricted shares are expensed over the performance and service period when payout is probable.  Section 162(m) of the Code may limit the deductibility of the compensation paid pursuant to these awards.  We did not grant any performance-vested restricted shares in 2010.

•                  Restricted shares are expensed over the service period.  Our equity incentive plans have been approved by shareholders but restricted shares are not deductible over $1 million under Section 162(m) of the Code for covered employees.  The restricted shares granted to the named executive officers in 2010 were deductible.

Executive Compensation

The following tables and narrative summarize the compensation for the years ended December 31, 2008, December 31, 2009 and December 31, 2010, paid to or earned by our Chief Executive Officer, Chief Financial Officer and three other named executive officers.

Summary Compensation Table for 2010

Name and Position	Year	Salary ($)	Bonus ($)(6)	Stock Awards ($)(7)	Option Awards ($)(7)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(8)	Total ($)
D. Jernigan (1)	2010	$610,000	$500,000	$625,001	$625,001	$1,159,000	$55,403	$3,574,405
Chief Executive Officer	2009	$610,000	—	$298,926	$502,099	$991,250	$48,055	$2,450,330
	2008	$610,000	—	$516,903	$521,984	$1,037,000	$62,112	$2,748,000
C. P. Marr (2)	2010	$410,000	—	$275,002	$275,001	$623,200	$69,050	$1,652,253
President and Chief Investment Officer	2009	$410,000	—	$275,000	$318,421	$533,000	$61,148	$1,597,568
	2008	$410,000	—	$215,028	$312,975	$453,050	$91,335	$1,482,388
T. M. Martin (3)	2010	$275,000	$125,000	$170,003	$170,000	$309,375	$56,433	$1,105,811
Chief Financial Officer	2009	$275,000	—	$170,000	$196,842	$268,125	$45,277	$955,245
	2008	$225,000	—	$124,057	$180,562	$210,375	$56,350	$796,344
J. P. Foster (4)	2010	$255,000	—	$149,999	$150,000	$262,869	$43,318	$861,285
Senior Vice President, Chief Legal Officer and Secretary	2009	$223,125	—	$78,795	$71,351	$199,184	$26,411	$598,866
S. P. Hartman (5) Senior Vice President, Marketing	2010	$219,295	—	$120,003	—	$123,750	$69,804	$532,852

(1)	Mr. Jernigan has served as our Chief Executive Officer since April 2006 and as our President from April 2006 to November 2008.

(2)	Mr. Marr has served as our President and Chief Investment Officer since November 2008. Mr. Marr served as our Chief Financial Officer from June 2006 to November 2008 and Treasurer since August 2006.

(3)	Mr. Martin has served as our Chief Financial Officer since November 2008. From December 2006 to November 2008, Mr. Martin served as our Senior Vice President and Chief Accounting Officer.

(4)	Mr. Foster has served as our Senior Vice President, Chief Legal Officer and Secretary since February 2009.

(5)	Mr. Hartman has served as our Senior Vice President, Marketing since January 2010.

(6)

The amounts listed in the Bonus column for 2010 represent the signing payments paid to Mr. Jernigan and Mr. Martin in connection with their respective entry into Amended and Restated Employment Agreements in June 2010.

(7)

The amounts listed in the Stock Awards and Option Awards columns represent the grant date fair value of restricted shares and option awards granted to the named executive officers under our equity incentive plans. Such amounts were calculated in accordance with the provisions of FASB ASC Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Please refer to Note 14, “Share-Based Compensation Plans,” in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2010, filed on March 1, 2011, for the relevant assumptions used to determine the grant date fair value of our share and option awards. The value of each of the awards granted to the named executive officers in 2010 is listed in the table captioned “Grants of Plan-Based Awards for 2010.”

(8)

The amounts reported in the All Other Compensation column reflect for the year indicated, for each named executive officer, the sum of (a) the aggregate incremental cost to us of all perquisites and other personal benefits, including personal use of a company car, long-term disability insurance and executive medical insurance; (b) the amounts contributed by us to the U-Store-It, L.P. 401(k) Retirement Savings Plan; (c) amounts contributed by us to the executive under the U-Store-It Trust Executive Deferred Compensation Plan; and (d) the dollar value of dividends on unvested restricted shares. The aggregate incremental cost to us to provide a company car is based on the actual lease cost incurred for the automobile provided to each of the named executive officers plus expenses for fuel, maintenance and insurance. For purposes of calculating this amount, we disregarded business usage and assumed 100 percent personal usage. The aggregate incremental cost of executive medical insurance is based on the difference between the actual premium we pay for executive medical insurance for the named executive officers and the actual cost we incurred in providing family medical coverage for our general employee population. In addition, the amounts reported in the All Other Compensation column in 2010 for Mr. Hartman include relocation compensation payable to Mr. Hartman in connection with the commencement of his employment.

Listed in the table below are the dollar values of the amounts reported in this column for 2010.

Name	Company Car	Executive Medical Insurance	Company Match in 401(k) Plan	Company Match in Executive Deferred Compensation Plan	Dividends on Unvested Restricted Shares	Long-Term Disability Insurance	Relocation Allowance
D. Jernigan	$19,135	$10,892	$8,388	$—	$14,022	$2,966	$—
C. P. Marr	$18,747	$10,892	$4,550	$20,540	$9,784	$4,537	$—
T. M. Martin	$20,131	$10,892	$4,550	$11,533	$5,877	$3,450	$—
J. P. Foster	$15,571	$10,892	$4,550	$5,275	$3,268	$3,762	$—
S. P. Hartman	$15,233	$10,892	$7,108	$—	$1,664	$2,771	$32,136

Grants of Plan-Based Awards for 2010

The following table and narrative provide information about plan-based awards granted during 2010 to the named executive officers.  Each were eligible to receive the two types of plan-based awards described below as a part of the 2010 Executive Compensation Program approved by the Compensation Committee and the independent members of the Board of Trustees.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)(1)			All Other Stock Awards: Number of Shares of	All Other Option Awards: Number of Securities Underlying	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Type	Grant Date	Threshold	Target	Max	Stock (#)	Options (#)	($/Sh)	($)(2)
D. Jernigan	Annual		$305,000	$610,000	$1,159,000
	Restricted	1/13/10				85,734			$625,001
	Options	1/13/10					241,313	$7.29	$625,001
C. P. Marr	Annual		$164,000	$328,000	$623,200
	Restricted	1/13/10				37,723			$275,001
	Options	1/13/10					106,178	$7.29	$275,002
T. M. Martin	Annual		$82,500	$165,000	$313,500
	Restricted	1/13/10				23,320			$170,003
	Options	1/13/10					65,637	$7.29	$170,000
J. P. Foster	Annual		$70,125	$140,250	$266,475
	Restricted	1/13/10				20,576			$149,999
	Options	1/13/10					57,915	$7.29	$150,000
S. P. Hartman	Annual		$49,500	$99,000	$148,500
	Restricted	1/4/10				16,644			$120,003
	Options						—	—	—

(1)

Listed in these columns are the amounts that could have been paid at each stated level of performance for the annual incentive compensation under the 2010 Executive Compensation Program. For a detailed description of the annual incentive awards see “Total Cash Compensation — Annual Incentive Compensation” in the section entitled “Compensation Discussion and Analysis.” The “Threshold” column represents the minimum amount payable when threshold performance is met. The “Target” column represents the amount payable if the specified performance targets are reached. The “Maximum” column represents the maximum payment possible. See the table captioned “Summary Compensation Table for 2010” for the actual amounts paid to each named executive officer for the 2010 annual incentive compensation.

(2)

This column shows the grant date fair value of the equity awards granted in accordance with FASB ASC Topic 718, but excludes any forfeiture assumptions related to service-based vesting conditions, as prescribed by the rules of the SEC.

Time-Vested Restricted Shares — These awards vest ratably over a three-year period, one-third per year on the first three anniversaries of the grant date, provided that the named executive officer is employed with us on the vesting date. The named executive officers are entitled to vote these restricted shares and to receive dividends thereon at the same rate as paid to all other shareholders.

Non-Qualified Stock Options — The nonqualified options have a ten-year term and entitle the named executive officer to purchase the number of our common shares specified.  The right to purchase the common shares vests ratably over a three-year period, one-third per year on the first three anniversaries of the grant date, provided that the named executive officer is employed with us on the vesting date.

Each of the time-vested restricted share awards set forth in the table above was granted pursuant to the U-Store-It Trust 2004 Equity Incentive Plan and each of the non-qualified stock option awards to purchase shares of our common stock set forth in the table above was granted pursuant to the U-Store-It Trust 2007 Equity Incentive Plan (the “2007 Equity Incentive Plan”).  On June 2, 2010, our shareholders approved an amendment and restatement of our 2007 Equity Incentive Plan, which, among other things, increased the number of shares available for award under the plan by an additional 4,600,000 shares.  At December 31, 2010, there were 173,931 and 4,728,561 shares outstanding under the 2004 and 2007 Equity Incentive Plan, respectively.  For further information on the awards granted during 2010, refer to the section headed “Compensation Discussion and Analysis.” The right of each named executive officer to the equity incentive awards listed in the table captioned “Grants of Plan-Based Awards for 2010” shall become fully vested in the event of termination of employment under certain circumstances pursuant to the terms of employment agreements for Messrs. Jernigan, Marr and Martin and the employment letter agreement for Mr. Foster and option award agreements that we have with them.  For information on the material terms of the employment agreements for Messrs. Jernigan, Marr and Martin and the employment letter agreement for Mr. Foster or for a further discussion of the circumstances upon which vesting of awards is accelerated, see the discussion under the section headed “Potential Payments Upon Termination or Change in Control.”

Outstanding Equity Awards at December 31, 2010

The following table reports outstanding equity awards held by the named executive officers at December 31, 2010.  The right of each named executive officer to the equity awards listed in this table shall become fully vested in the event of termination of employment in certain circumstances.  For a further discussion of the circumstances upon which vesting of awards is accelerated, see the discussion under the section headed “Potential Payments Upon Termination or Change in Control.”

		Option Awards						Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Grant Date	Number of Shares of Stock That Have Not Vested (#)		Market Value of Shares of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested ($)(4)
D. Jernigan	01/13/10	—	241,313	(1)	7.29	01/12/20	01/13/10	85,734	(1)	817,045	—	—
	01/23/09	165,709	331,419	(1)	3.79	01/22/19	01/23/09	52,581	(1)	501,097	—	—
	01/23/08	331,419	165,709	(1)	9.43	01/22/18	01/23/08	12,256	(1)	116,800	—	—
	03/22/07	303,265	—		19.97	03/21/17	03/22/07	—		—	—	—
	04/19/06	400,000	100,000	(2)	18.08	04/18/16	—	—		—	—	—

C. P. Marr	01/13/10	—	106,178	(1)	7.29	01/12/20	01/13/10	37,723	(1)	359,500	—	—
	01/23/09	105,089	210,179	(1)	3.79	01/22/19	01/23/09	48,372	(1)	460,985	—	—
	01/23/08	99,357	198,714	(1)	9.43	01/22/18	01/23/08	5,098	(1)	48,584	—	—
	03/22/07	126,158	—		19.97	03/21/17	03/22/07	—		—	—	—
	06/05/06	120,000	30,000	(2)	17.04	06/04/16	06/05/06	3,433	(3)	32,716	—	—

T. M. Martin	01/13/10	—	65,637	(1)	7.29	01/12/20	01/13/10	23,320	(1)	222,240	—	—
	01/23/09	64,964	129,929	(1)	3.79	01/22/19	01/23/09	29,903	(1)	284,976	—	—
	01/23/08	114,643	57,321	(1)	9.43	01/22/18	01/23/08	2,941	(1)	28,028	—	—
	03/22/07	60,046	—		19.97	03/21/17	03/22/07	—		—	—	—
	—	—	—		—	—	12/11/06	1,837	(2)	17,507	—	—

J. P. Foster	01/13/10	—	57,915	(1)	7.29	01/12/20	01/13/10	20,576	(1)	196,089	—	—
	02/17/09	—	55,961	(1)	3.09	02/16/19	02/17/09	15,333	(1)	146,123	—	—

S. P. Hartman	01/04/10	—	—		—	—	01/04/10	16,644	(1)	158,617	—	—

(1)

The award vests ratably over a three-year period, one-third per year on the first three anniversaries of the grant date, provided that the named executive officer is employed with us on the vesting date.

(2)

The award vests ratably over a five-year period, one-fifth per year on the first five anniversaries of the grant date, provided that the named executive officer is employed with us on the vesting date.

(3)

The award vests in installments on the first five anniversaries of the grant date as follows: thirty-one and one-half percent on June 5, 2007, twenty-five and one-half percent on June 5, 2008, eighteen and six-tenths percent on June 5, 2009, seventeen and nine-tenths percent on June 5, 2010, and six and one-half percent on June 5, 2011.

(4)	The market value is based on the closing price of our common shares of $9.53 on December 31, 2010.

Option Exercises and Shares Vested for 2010

The following table reports for each named executive officer the value realized upon vesting of share awards and option exercises in the year ended December 31, 2010.

	Stock Awards		Option Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
D. Jernigan	44,296	311,346	—	—
C. P. Marr	41,131	293,022	—	—
T. M. Martin	20,869	149,213	—	—
J. P. Foster	7,667	51,292	27,981	108,723
S. P. Hartman	—	—	—	—

Nonqualified Deferred Compensation for 2010

Our named executive officers are eligible to participate in the U-Store-It Trust Executive Deferred Compensation Plan.  The following table and narrative provide a description of the plan and information on compensation each of the named executive officers deferred during 2010, the aggregate earnings on the deferred compensation and the aggregate balance at December 31, 2010.

Name	Executive Contributions in Last FY ($)(1)	Company Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions in Last FY	Aggregate Balance at Last FY ($)(2)
D. Jernigan	—	—	—	—	—
C. P. Marr	53,300	20,539	110,557	—	741,019
T. M. Martin	19,252	11,533	27,715	—	124,140
J. P. Foster	10,200	5,275	4,994	—	36,414
S. P. Hartman	—	—	—	—	—

(1)                     All of the amounts listed in the “Executive Contributions in Last FY” column are reflected in the “Salary” column for 2010 of the table captioned “Summary Compensation Table for 2010.”  All of the amounts listed in the “Company Contributions in Last FY” column are reflected in the “All Other Compensation” column for 2010 of the table captioned “Summary Compensation Table for 2010.”

(2)                        The aggregate balance for certain NEOs includes certain amounts reflected in the “Salary” column and the “All Other Compensation” column for 2009 and 2008 of the table captioned “Summary Compensation Table” above.  For Mr. Marr, $113,263 was reflected in the “Salary” column and $13,531 was reflected in the “All Other Compensation” column for 2009 and $41,981 was reflected in the “Salary” column and $22,114 was reflected in the “All Other Compensation” column of the “Summary Compensation Table” for 2008.  For Mr. Martin, $13,750 was reflected in the “Salary” column and $6,276 was reflected in the “All Other Compensation” column for 2009 and $14,569 was reflected in the “Salary” column and $8,942 was reflected in the “All Other Compensation” column of the “Summary Compensation Table” for 2008.  For Mr. Foster, $15,938 was reflected in the “Salary” column and $0 was reflected in the “All Other Compensation” column for 2009.  Mr. Hartman did not serve as one of our NEOs prior to 2010.

Compensation Eligible for Deferral; Company Contributions.  Effective January 1, 2007, the named executive officers became eligible to participate in the U-Store-It Trust Executive Deferred Compensation Plan. Under the plan, the named executive officers can defer all or a portion of salary and/or bonus (including annual and long-term incentives) and have such amounts credited to a retirement distribution account and/or separate in-service distribution accounts.  We will provide a matching deferred compensation amount that is equal to the difference between the total matching contribution the named executive officer would have received under our 401(k) plan without regard to the limitations imposed pursuant to Sections 402(g), 415 and 417 of the Internal Revenue Code and the actual matching contribution the named executive officer receives under the 401(k) plan, provided the named executive officer has made the maximum elective deferrals to the 401(k) plan. The Compensation Committee may, in its discretion, approve an additional credit to a participant’s account as non-elective deferred compensation.

Investment Earnings.  Each distribution account is credited with the returns of the investment options selected by the named executive officers, which include investment options that are available in our 401(k) plan, or such other investment fund(s) as the Compensation Committee may designate from time to time.

Elections and Distributions.  Elections to defer compensation must be made no later than the close of the preceding taxable year and are irrevocable as of the first day of the plan year to which it relates, except that (i) in the case of a hardship distribution, the election may be cancelled for the remainder of the plan year, and (ii) a participant who has elected a lump sum distribution from the retirement distribution account may make a subsequent election to delay commencement of payment of such amount for a period of five years from the date such payment would otherwise have been made.  In the case of any performance-based compensation for services performed over a period of 12 months, an election to defer must be made no later than six months before the end of the performance period.

Upon retirement, balances in the retirement distribution account will be made in a lump sum or in annual installments over five, 10 or 15 years. Upon termination of employment other than retirement (other than on account of death), benefits in the retirement distribution account will be distributed in a lump sum 60 days following separation from service. Distributions from the in-service account will be made in one lump sum or in annual installments over two, three, four or five years, except that participants may not elect distribution of compensation earned in a plan year that is less than two years prior to the plan year elected for distribution. In the event of death prior to commencement of distribution from either the retirement distribution account or the in-service distribution account, benefits under the plan shall be payable to a participant’s beneficiary either in a lump sum or in the manner elected by the participant at the time the deferral election was made.

Employment Agreements And Potential Payments Upon Termination Or Change In Control

In December 2008, we entered into an amended and restated employment agreement with Mr. Marr, which agreement was further amended and restated in January 2011. In January 2009 and November 2009, we entered into employment letter agreements with Mr. Foster and Mr. Hartman, respectively.  Mr. Foster’s employment letter agreement was amended and restated in April 2011.  In June 2010, we entered into amended and restated employment agreements with each of Messrs. Jernigan and Martin.  These agreements require us to provide compensation to them upon termination of their employment in certain circumstances.  We describe below these circumstances and the payments and benefits that we would be required to provide.  In the following discussion, the term “executive” refers to Messrs. Jernigan and Martin, as applicable, and the term “employment agreement” refers to the respective employment agreement for each of them.  We discuss potential payments upon termination with respect to Mr. Marr and Mr. Foster separately below.  In the event of a termination of Mr. Hartman’s employment, Mr. Hartman will have no right to receive any compensation or benefits under his employment letter agreement on or after the effective date of termination, other than any accrued and unpaid salary and vacation and reimbursement for any expenses incurred but not paid prior to the date of termination, but excluding any bonus to which he would have been entitled.

Messrs. Jernigan and Martin

Termination Without “Cause” or For “Good Reason”

If we terminate an executive’s employment without “cause” or if an executive terminates his employment for “good reason,” the executive will have the right to receive: accrued and unpaid salary and vacation prior to the date of termination; any unpaid bonus for the prior year; a pro rated bonus in the year of termination based on the target bonus for that year; reimbursement for expenses incurred but not paid prior to the date of termination; continued medical, prescription and dental benefits for 18 months; and a cash severance payment equal to three times, with respect to Mr. Jernigan, and 2.99 times, with respect to Mr. Martin, the sum of (1) his annual salary as of the date of the termination of the employment agreement, and (2) the average of the sum of the two previous annual bonuses.

Each employment agreement defines “cause” as the executive’s: conviction for any felony or a misdemeanor involving moral turpitude; commission of an act of fraud, theft or dishonesty related to our business or the business of our affiliates or to his duties; willful and continuing failure or habitual neglect to perform his duties; material violation of confidentiality covenants or his noncompetition agreement; or willful and continuing breach of such employment agreement by the executive.

Each employment agreement defines “good reason” as: a material reduction in the executive’s authority, duties and responsibilities or the assignment to the executive of duties materially and adversely inconsistent with his position; a material reduction in the executive’s annual salary; our failure to obtain a reasonably satisfactory agreement from any successor to our business to assume and perform the employment agreement; our requirement that the executive’s work location be moved more than 50 miles from our office where the executive works effective as of the date of the employment agreement unless the executive’s new work location would be closer to his primary residence; or our material and willful breach of the employment agreement.

Mr. Jernigan and Mr. Martin are not entitled to receive any excise tax gross-up payments upon a change in control.

Termination For “Cause” or Without “Good Reason”

If we terminate an executive’s employment for “cause,” or if an executive voluntarily terminates his employment without “good reason,” both terms having the definitions listed above, the executive will have no right to receive any compensation or benefits under his employment agreement on or after the effective date of termination, other than any accrued and unpaid salary and vacation and reimbursement for any expenses incurred but not paid prior to the date of termination, but excluding any bonus to which the executive would have been entitled.

Termination Upon Death or Disability

In the event Mr. Martin’s employment is terminated for disability or death, he or, in the event of his death, the beneficiaries of his estate, will receive accrued and unpaid salary and vacation and reimbursement for any expenses incurred but not paid prior to the date of termination; any unpaid bonus for the prior year; and a pro rated bonus in the year of termination based on the target bonus for that year; and all equity awards will become fully vested and exercisable.

In the event Mr. Jernigan’s employment is terminated for disability or death, he or, in the event of his death, the beneficiaries of his estate, will receive accrued and unpaid salary and vacation and reimbursement for any expenses incurred but not paid prior to the date of termination; any unpaid bonus for the prior year; an amount equal to (1) in the case of death, a pro rated bonus in the year of termination based on the target bonus for that year and (2) in the case of termination due to disability, two (2) times the sum of (a) Mr. Jernigan’s annual salary and (b) the average of the two previous annual bonuses; and all equity awards will become fully vested and exercisable.

Nonrenewal

With respect to Mr. Martin, if we elect not to renew Mr. Martin’s employment agreement, he will have the right to receive a cash severance payment equal to one times the sum of (1) his annual salary as of the date of expiration of the term of the employment agreement, and (2) the average of the sum of the two previous annual bonuses paid to Mr. Martin pursuant to a bonus plan established by the Compensation Committee.

Mr. Marr

Termination Without “Cause” or For “Good Reason”

Under the employment agreement with Mr. Marr, if we terminate Mr. Marr’s employment without “cause” or if Mr. Marr terminates his employment for “good reason,” Mr. Marr will have the right to receive: accrued and unpaid salary and vacation prior to the date of termination; any unpaid bonus for the prior year; a pro rated bonus in the year of termination based on the target bonus for that year; reimbursement for expenses incurred but not paid prior to the date of termination; continued medical, prescription and dental benefits for 18 months; and a cash severance payment equal to 3.0 times the sum of (1) his annual salary as of the date of the termination of the employment agreement, and (2) the average of the sum of the two previous annual bonuses paid to Mr. Marr pursuant to a bonus plan established by the Compensation Committee.  In addition, all equity awards would become fully vested and exercisable.

Mr. Marr’s employment agreement defines “cause” as his: conviction for any felony or a misdemeanor involving moral turpitude; commission of an act of fraud, theft or dishonesty related to our business or the business of our affiliates or to his duties; willful and continuing failure or habitual neglect to perform his duties; material violation of confidentiality covenants or his noncompetition agreement; or willful and continuing breach of the employment agreement.

Mr. Marr’s employment agreement defines “good reason” as: a material reduction in the executive’s authority, duties and responsibilities or the assignment to him of duties materially and adversely inconsistent with his position; a material reduction in the executive’s annual salary; our failure to obtain a reasonably satisfactory agreement from any successor to our business to assume and perform the employment agreement; our requirement that the executive’s work location be moved more than 50 miles from our office where the executive works effective as of the date of the employment agreement unless the executive’s new work location would be closer to his primary residence; or our material and willful breach of the employment agreement.

Mr. Marr is not entitled to receive any excise tax gross-up payments upon a change in control.

Termination For “Cause” or Without “Good Reason”

If we terminate Mr. Marr’s employment for “cause,” or if he voluntarily terminates his employment without “good reason,” both terms having the definitions listed above, Mr. Marr will have no right to receive any compensation or benefits under the employment agreement on or after the effective date of termination, other than any accrued and unpaid salary and vacation and reimbursement for any expenses incurred but not paid prior to the date of termination, but excluding any bonus to which the executive would have been entitled.

Termination Upon Death or Disability

In the event Mr. Marr’s employment is terminated for disability or death, he or the beneficiaries of his estate would receive any accrued and unpaid salary and vacation and reimbursement for any expenses incurred but not paid prior to the date of termination; any unpaid bonus for the prior year; and a pro rated bonus in the year of termination based on the target bonus for that year; and all equity awards would become fully vested and exercisable.

Nonrenewal

If we elect not to renew Mr. Marr’s employment agreement for the annual period commencing on January 1, 2014 through December 31, 2014, Mr. Marr would have the right to receive a cash severance payment equal to the sum of (a) $1,500,000 plus (b) any unpaid annual salary earned and accrued prior to the end of the term of Mr. Marr’s employment agreement, any annual incentive bonus for the final year of the term of the employment agreement that was awarded but not then paid, payment of accrued but unused vacation time and reimbursement for expenses incurred by not yet paid prior to the expiration of the term of Mr. Marr’s employment agreement.

If we elect not to renew Mr. Marr’s employment agreement for any annual period commencing on or after January 1, 2015, Mr. Marr would have the right to receive any unpaid annual salary earned and accrued prior to the end of the term of his employment agreement, any annual incentive bonus for the final year of the term of the employment agreement that was awarded but not then paid, payment of accrued but unused vacation time and reimbursement for expenses incurred but not yet paid prior to the expiration of the term of his employment agreement.

Mr. Foster

Termination Without “Cause” or For “Good Reason”

Under the employment letter agreement with Mr. Foster, if we terminate Mr. Foster’s employment without “cause” or if Mr. Foster terminates his employment for “good reason” other than within one year following a change in control, Mr. Foster will have the right to receive accrued and unpaid salary and vacation prior to the date of termination; any unpaid bonus for the prior year; reimbursement for expenses incurred but not paid prior to the date of termination; an allowance for the use of an automobile and medical, prescription and dental benefits for 18 months; and a cash severance payment equal to 1.20 times the sum of (1) his annual salary as of the date of the termination of the employment letter agreement, and (2) the average of the sum of the two previous annual bonuses paid to Mr. Foster pursuant to a bonus plan established by the Compensation Committee.

Under the employment letter agreement with Mr. Foster, if within one year following a change in control we terminate Mr. Foster’s employment without “cause” or if Mr. Foster terminates his employment for “good reason,” Mr. Foster will have the right to receive accrued and unpaid salary and vacation prior to the date of termination; any unpaid bonus for the prior year; a pro rated bonus in the year of termination based on the target bonus for that year; reimbursement for expenses incurred but not paid prior to the date of termination; medical, prescription and dental benefits for 18 months; and a cash severance payment equal to 2.99 times the sum of (1) his annual salary as of the date of the termination of the employment letter agreement, and (2) the average of the sum of the two previous annual bonuses paid to Mr. Foster pursuant to a bonus plan established by the Compensation Committee.  In addition, all grants and awards of equity (and any accrued dividends or distributions thereon) held by Mr. Foster shall become fully vested and exercisable on the effective date of his termination.

The terms “cause” and “good reason” have substantially similar meanings as set forth above under “— Termination Without Cause or For Good Reason” with respect to Mr. Marr.  The term “change in control” shall have the meaning given to it in the Company’s Amended and Restated 2007 Equity Incentive Plan.

Mr. Foster is not entitled to receive any excise tax gross-up payments upon a change in control.

Termination For “Cause” or Without “Good Reason”

If we terminate Mr. Foster’s employment for “cause,” or if he voluntarily terminates his employment without “good reason,” both terms having the definitions listed above, Mr. Foster will have no right to receive any compensation or benefits under the employment letter agreement on or after the effective date of termination, other than any accrued and unpaid salary and vacation and reimbursement for any expenses incurred but not paid prior to the date of termination, but excluding any bonus to which the executive would have been entitled.

Termination Upon Death or Disability

In the event Mr. Foster’s employment is terminated for disability or death, he or the beneficiaries of his estate would receive any accrued and unpaid salary and vacation prior to the date of termination; reimbursement for any expenses incurred but not paid prior to the date of termination; any unpaid bonus for the prior year; a pro rated bonus in the year of termination based on the target bonus for that year; and all equity awards would become fully vested and exercisable.

Payments Upon Termination or Change in Control Table for 2010

The following table includes an estimate of the potential payments and benefits to which our Named Executive Officers would be entitled upon termination of employment in each of the circumstances described above. Except as otherwise set forth above, these payments would be made in a lump sum following termination.  In providing the estimated potential payments, we have made the following general assumptions in all circumstances where applicable:

•                  The date of termination is December 31, 2010, the closing price of our common shares on that date is $9.53 and the amended and restated employment agreement with Mr. Marr and the amended and restated employment letter agreement with Mr. Foster entered into and effective after December 31, 2010 had been entered into and in effect at December 31, 2010;

•                  The annual salary at the time of termination is equal to the base salaries that were in effect as of December 31, 2010 for each executive as follows: D. Jernigan, $610,000; C. P. Marr, $410,000; T. M. Martin, $275,000; J. P. Foster, $255,000; and S. P. Hartman, $220,000;

•                  For purposes of the cash severance payment calculation for Messrs. Jernigan, Martin, Marr, and Foster the bonus is equal to the average of the last two years’ annual incentive bonuses paid to each of Messrs. Jernigan, Martin, Marr and Foster as follows:  D. Jernigan, $1,075,125; T. M. Martin, $288,750; C. P. Marr, $578,100; and J.P. Foster $201,610.

•                  The value of restricted shares that vests upon termination is based on the closing price of our common shares of $9.53 on December 31, 2010;

•                  The stock options that vest upon termination are valued at the difference between the strike price of the stock option and the fair value of our common shares on December 31, 2010;

•                  Four weeks of vacation are unused, accrued and unpaid;

•                  There is no unpaid bonus for the prior year;

•                  There is no accrued and unpaid salary;

•                  There is no unpaid reimbursement for expenses incurred prior to the date of termination; and

•                  Our cost for continued medical, prescription and dental benefits is constant over the benefit period and is provided for 18 months at a cost of $2,102.67 per month.

•                  Our cost for Mr. Foster’s continued use of an automobile for 18 months is constant over the benefit period and is provided at a cost of $1,083.25 per month.

Name	Change in Control	Without Cause; For Good Reason	Death or Disability		Nonrenewal	For Cause; Without Good Reason
D. Jernigan	$9,038,455	$9,038,455		(1)	$1,735,958	$50,833
C. P. Marr	$5,392,302	$5,392,302	$2,390,154		$1,572,267	$34,167
T. M. Martin	$3,197,678	$3,197,678	$1,474,218		$586,667	$22,917
J. P. Foster	$2,256,692	$626,528	$853,581		—	$21,250
S. P. Hartman (2)	—	—	—		—	—

(1)        In the event of Mr. Jernigan’s disability, Mr. Jernigan will receive a disability payment equal to $7,315,482. In the event of Mr. Jernigan’s death, Mr. Jernigan’s beneficiaries will receive a payment equal to $3,945,232.

(2)        Mr. Hartman will have no right to receive any compensation or benefits under his employment letter agreement on or after the effective date of termination, other than any accrued and unpaid salary and vacation and reimbursement for any expenses incurred but not paid prior to the date of termination, but excluding any bonus to which he would have been entitled.

Other Terms of the Employment Agreements

Pursuant to the employment agreements, and in the case of Mr. Foster, his employment letter agreement, each of Messrs. Jernigan, Foster, Marr and Martin are eligible to participate in any bonus plan established by the Compensation Committee for executive officers, may participate in any group life, hospitalization, disability, health, pension, profit sharing and other benefit plans we adopt with respect to our comparable senior level executives.  Each of our named executive officers are provided with use of a company car.

Non-Compete Agreements

In addition to the employment agreements, our named executive officers (other than Mr. Foster and Mr. Hartman) also entered into noncompetition agreements with us. The noncompetition agreements contain covenants not to compete for a period that is the longer of either the three-year period beginning as of the date of the noncompetition agreement (the five-year period in the case of Mr. Jernigan) or the period of the executive’s service with us or any of our direct or indirect subsidiaries plus an additional one-year period.  The noncompetition agreements provide that each of the executives will not directly or indirectly engage in any business involving self-storage facility development, construction, acquisition or operation or own any interests in any self-storage facilities, in each case in the United States of America, other than direct or indirect ownership by the executive of up to five percent of the outstanding equity interests of any public company.  The noncompetition agreements also contain a nonsolicitation covenant that applies to employees and independent contractors.  The nonsolicitation covenant lasts for a period that is the longer of either the three-year period (the five-year period in the case of Mr. Jernigan) beginning as of the date of the noncompetition agreement or the period of the executive’s service with us or our direct or indirect subsidiaries plus an additional two-year period.

Item 7.                     Certain Relationships and Related Transactions, and Director Independence.

We are a Delaware limited partnership, and our general partner is our sole general partner, we are its only significant subsidiary, and it conducts substantially all of its business and operations through us.  Under the terms of our partnership agreement, we assume and pay when due, or reimburse our general partner for payment of all expenses that our general partner incurs relating to our ownership and operation, or for our benefit, and all costs and expenses relating to the general partner’s operations.

Under lease agreements that we entered into with Amsdell and Amsdell (an entity owned by Barry L. Amsdell and Robert J. Amsdell, former trustees of our general partner) during 2005 and 2006, we rented office space from Amsdell and Amsdell at The Parkview Building, a multi-tenant office building containing approximately 40,000 square feet located at 6745 Engle Road and an office building containing approximately 18,000 square feet located at 6751 Engle Road.  Each of these properties is part of Airport Executive Park, a 50-acre office and flex development located in Cleveland, Ohio, which is owned by Amsdell and Amsdell.  The independent trustees of our general partner approved the terms of, and our entry into, each of the office lease agreements.  The table below shows the office space subject to these lease agreements and certain key provisions, including the term of each lease agreement and the minimum and maximum rents payable per month during the term.

Office Space	Approximate Square Footage	Term	(1) U-Store-It Subleased the Space to a Third Party	Fixed Minimum Rent Per Month	Fixed Maximum Rent Per Month
6745 Engle Road – Suites 105, 115, 130, 215 and 300; and 6751 Engle Road – Suites E and F	21,900	12/31/2014	Yes (except Suites E and F)	$25,673	$31,205
6745 Engle Road – Suite 100	2,212	12/31/2014	Yes	$3,051	$3,709
6745 Engle Road – Suite 110	1,731	12/31/2014	Yes	$2,387	$2,901
6751 Engle Road – Suites C and D	3,000	12/31/2014	No	$3,137	$3,771

(1)        We and Amsdell and Amsdell, an entity owned by Robert and Barry Amsdell, entered into a First Amendment to Lease which modified certain terms of all of our lease agreements with Amsdell and Amsdell for office space in Cleveland, Ohio. The First Amendment provided us the right to assign or sublease the office space previously used for our corporate office and certain operations.  Separately, Amsdell and Amsdell consented to our sublease to an unrelated party of approximately 22,000 square feet of office space covered by the leases.

In addition to monthly rent, the office lease agreements provide for our reimbursement of Amsdell and Amsdell for certain maintenance and improvements to the leased office space.  We incurred an aggregate of approximately $0.5 million in lease payments under the five office leases for the year ended December 31, 2010.  The total future minimum rental payments under the leases are as follows:

Related Party Amount (in thousands)
2011	$475
2012	$475
2013 and thereafter	$998
Total	$1,948

Independent Trustees

NYSE listing standards require listed companies to have a majority of independent board members and to have each of the nominating/corporate governance, compensation and audit committees comprised solely of independent trustees.  Under the listing standards and other independence requirements of the NYSE in order for a trustee to qualify as “independent,” the Board of Trustees of our general partner must affirmatively determine that the trustee has no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us) and otherwise qualifies as independent under NYSE listing standards.  For these purposes, an “immediate family” member includes a trustee’s spouse, parents, children, siblings, mother and father-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the trustee’s home.

Our general partner’s Board of Trustees evaluated the status of each trustee who served on our Board during 2010 and of each of current trustee and affirmatively determined, after broadly considering all facts and circumstances, that (other than Mr. Jernigan who is our Chief Executive Officer) each of our trustees (including those who served on the Board during 2010) meets the independence requirements of the NYSE because none of them has a known relationship (material or otherwise) with us.

Item 8.                     Legal Proceedings.

We are involved in claims from time to time, including the proceeding identified below, which arise in the ordinary course of business.  In the opinion of management, we have made adequate provisions for potential liabilities, if any, arising from any such matters.  However, litigation is inherently unpredictable, and the costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings (whether civil or criminal), settlements, judgments and investigations, claims and changes in any such matters, could have a material adverse effect on our business, financial condition and operating results.

On November 4, 2009, we were sued in the Delaware Court of Chancery by Robert J. Amsdell, Barry L. Amsdell, and Amsdell Holdings I, Inc. (collectively, the “Amsdell Plaintiffs”).  The Amsdell Plaintiffs amended their complaint in 2010 to include our general partner as a defendant.  The Amsdell Plaintiffs’ lawsuit seeks to compel us to indemnify the Amsdell Plaintiffs for losses and expenses allegedly incurred by the Amsdell Plaintiffs from legal proceedings filed against the Amsdell Plaintiffs, which proceedings alleged, among other matters, that the Amsdell Plaintiffs breached an agreement to purchase certain real estate located in Brighton, Massachusetts in 2001.  We are vigorously defending against this action.  The matter is presently in the discovery phase and no trial date has been set by the Court.  While our management currently believes that resolving this matter will not have a material adverse impact on our business, financial condition or operating results, litigation, as noted above, is subject to inherent uncertainties and our management’s view of this matter may change in the future.

Item 9.                     Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

There is no established public trading market for our OP Units.  As of the date this registration statement was filed, there were 16 holders of record of our OP Units, including our sole general partner and 15 limited partners.

2011	Per Unit Distributions Declared
First quarter	$0.0700
Second quarter	$0.0700

2010	Per Unit Distributions Declared
First quarter	$0.0250
Second quarter	$0.0250
Third quarter	$0.0250
Fourth quarter	$0.0700

2009	Per Unit Distributions Declared
First quarter	$0.0250
Second quarter	$0.0250
Third quarter	$0.0250
Fourth quarter	$0.0250

We pay distributions to common unitholders quarterly each January, April, July, and October at the discretion of our board of trustees.  Distribution amounts depend on our FFO, financial condition, capital requirements, the annual distribution requirements of our general partner under the REIT provisions of the Code, and such other factors as our board of trustees deems relevant.

As of the date this registration statement was filed, (i) there are no OP Units subject to outstanding option or warrants to purchase; (ii) there are no securities convertible into our OP Units; (iii) there are no OP Units that are eligible to be sold pursuant to Rule 144 under the Securities Act of 1933, as amended; and (iv) there are no OP Units that have been, or are proposed to be publicly offered by us.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth certain information regarding our equity compensation plans as of December 31, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)
	(a)		(b)		(c)
Equity compensation plans approved by shareholders	5,013,760	(1)	$10.38	(2)	4,902,492
Equity compensation plans not approved by shareholders	—		—		—
Total	5,013,760		$10.38		4,902,492

(1)        Excludes 671,822 shares subject to outstanding restricted share unit awards.

(2)        This number reflects the weighted-average exercise price of outstanding options and has been calculated exclusive of outstanding restricted unit awards.

Item 10.              Recent Sales of Unregistered Securities.

In the past three years we have only sold OP Units to one person, our general partner, U-Store-It Trust.  These sales have been made in reliance on an exemption under Section 4(2) of the Securities Act of 1933.  Each issuance by us of OP Units corresponded to an issuance by our general partner on the same date of an equal number of its common shares and, in the case of issuances by our general partner of common shares for cash, a contribution by our general partner to us of the net proceeds in exchange for the OP Units.  The following tables provide information on these issuances.

Issuances of Share-Based Compensation Awards

On the following dates, we issued OP Units to our general partner in the amounts shown below to reflect awards of by our general partner of common shares or issuances of common shares upon option exercises, in each case under equity incentive plans that cover our employees and Trustees:

Issuance Date	Number of OP Units

1/22/2008	288
1/23/2008	98,998
1/25/2008	48,384
4/22/2008	216
7/22/2008	202
9/15/2008	1,460
10/22/2008	394
1/23/2009	376,299
2/17/2009	25,500
4/22/2009	112
7/22/2009	83
10/22/2009	58

Issuance Date	Number of OP Units

1/4/2010	16,644
1/13/2010	257,132
1/22/2010	3,649
1/27/2010	24,744
2/24/2010	20,842
3/8/2010	27,981
4/22/2010	46
4/28/2010	16,771
5/10/2010	1,447
5/18/2010	2,265
8/9/2010	3,878
8/10/2010	2,000
8/24/2010	59,923
9/13/2010	5,787
1/24/2011	306,659
3/15/2011	16,000
3/23/2011	2,000
4/15/2011	2,000
5/10/2011	6,000

Common Unit Redemptions by Limited Partners

On the following dates, we issued the following number of OP Units to our general partner in connection with redemptions by limited partners of OP Units in exchange for an equal number of common shares of our general partner:

Issuance Date	Number of OP Units

12/24/2009	270,292
4/29/2010	3,500
8/5/2010	63,000
9/20/2010	6,000
5/23/2011	8,000

Common Share Offerings by our General Partner

On the following dates, we issued OP Units to our general partner in exchange for its contribution to us on each of such dates of the net proceeds from its issuance of an equal number of common shares in at-the-market offerings through Cantor Fitzgerald & Co., as sales agent.  Our sales agreement with Cantor Fitzgerald & Co. entitles it to compensation equal to up to 3% of the gross sales price per share sold under the sales agreement.  We used the net proceeds contributed to us from these sales to reduce outstanding balances under our credit facility, to fund the acquisition of storage facilities and for general corporate purposes.

Issuance Date	Number of OP Units

5/21/2009	90,500
5/22/2009	55,000
5/26/2009	30,500
6/4/2009	100,000
6/9/2009	100,000
6/10/2009	235,000
6/11/2009	220,000
6/12/2009	65,000
6/15/2009	400,000
6/16/2009	125,000
6/17/2009	400,000
6/18/2009	25,000
6/19/2009	100,000
6/22/2009	100,000
6/23/2009	190,000
6/25/2009	50,000
6/29/2009	100,000
6/30/2009	45,000
7/1/2009	45,000
6/24/2010	45,800
7/29/2010	100,000
7/30/2010	55,000
8/3/2010	82,300
8/4/2010	23,100
8/5/2010	346,900
8/20/2010	46,900
8/23/2010	96,500
9/7/2010	123,500
9/8/2010	181,500
9/9/2010	125,000
9/13/2010	27,300
9/14/2010	50,000
9/15/2010	126,200
9/16/2010	200,000
9/17/2010	190,000
9/20/2010	210,000
9/22/2010	55,000
9/23/2010	365,000
10/8/2010	70,000
10/15/2010	35,000
10/18/2010	70,000
10/19/2010	40,000
10/21/2010	65,000
10/22/2010	20,000
10/25/2010	70,000
10/26/2010	17,000
10/27/2010	40,000
10/28/2010	23,000

Issuance Date	Number of OP Units

11/4/2010	100,000
11/5/2010	200,000
11/16/2010	35,000
11/30/2010	10,000
12/2/2010	30,000
12/6/2010	50,000
12/7/2010	670,000
12/8/2010	135,000
12/9/2010	100,000
12/10/2010	360,000
12/13/2010	110,000
12/15/2010	125,000
12/16/2010	175,000
12/20/2010	115,000
12/21/2010	185,000
12/22/2010	200,000
12/23/2010	110,000

On August 19, 2009, our general partner completed an underwritten public offering of 32,200,000 common shares at a public offering price per share of $5.25.  Our general partner received approximately $161.2 million in net proceeds from this offering after deducting the underwriting discount and other offering expenses, and contributed the net proceeds to us in exchange for 32,200,000 OP Units.  We used the net proceeds from this offering to repay existing indebtedness and for general corporate purposes.  BofA Merrill Lynch, Wells Fargo Securities and Morgan Keegan & Company, Inc. served as representatives of the several underwriters for the offering.

Item 11.              Description of Registrant’s Securities to be Registered.

The following is only a summary of certain terms and provisions of our Second Amended and Restated Agreement of Limited Partnership, which we refer to as the partnership agreement, and is subject to, and qualified in its entirety by, the partnership agreement, a copy of which is filed as an exhibit to this registration statement.

Management

We were formed as a Delaware limited partnership on July 25, 1996.  U-Store-It Trust is our sole general partner, and owns its assets and conducts its operations through us and our subsidiaries.  As of March 31, 2011, U-Store-It Trust owned approximately 95.4% of our OP Units.  Except as otherwise expressly provided in the partnership agreement, our general partner has the exclusive right and full authority and responsibility to manage and operate our business.  Limited partners generally do not have any right to participate in or exercise control or management power over our business and affairs or the power to sign documents for or otherwise bind us.  Our general partner has full power and authority to do all things it deems necessary or desirable to conduct our business, as described below.  In particular, our general partners is under no obligation to consider the tax consequences to limited partners when making decisions for our benefit but the general partner is expressly permitted to take into account its own tax consequences.  The limited partners have no power to remove our general partner, unless the general partner’s shares are not publicly-traded, in which case it may be removed with or without cause by the consent of the partners holding partnership interests representing more than 50% of the percentage interests (as defined in the partnership agreement) entitled to vote thereon.  In certain limited circumstances, the consent of the limited partners (not including the general partner to some matters) is necessary.

Management Liability and Indemnification

Neither our general partner nor its trustees and officers are liable for monetary or other damages to us or to any partners or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, unless our general partner acted in bad faith and the act or omission was material to the matter giving rise to the loss, liability or benefit not derived.  To the fullest extent permitted by applicable law, our partnership agreement indemnifies our general partner, any limited partners and any of our (and our general partner’s) officers, directors or trustees and other persons as our general partner may designate from and against any and all losses, claims, damages, liabilities, joint and several, expenses, judgments, fines, settlements and other amounts incurred in connection with any actions relating to our operations, unless it is established by a final determination of a court of competent jurisdiction that:

•                  the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

•                  the indemnitee actually received an improper personal benefit in money, property or services; or

•                  in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Fiduciary Responsibilities

Our general partner’s trustees and officers have duties under applicable Maryland law to manage our general partner in a manner consistent with the best interests of our general partner’s shareholders.  At the same time, our general partner has fiduciary duties to manage us in a manner beneficial to us and to our partners.  Our general partner’s duties, as general partner, to us and to our partners, therefore, may come into conflict with the duties of the trustees and officers to the general partner’s shareholders.

Our partnership agreement expressly limits our general partner’s liability by providing that it, as general partner, and its officers, trustees, agents or employees, are not liable for monetary or other damages to us or to our limited partners or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission unless the general partner acted in bad faith and the act or omission was material to the matter giving rise to the loss, liability or benefit not derived.

Transfers

Our general partner generally may not transfer any of its partnership interests in us, except in connection with a merger, consolidation or other combination with or into another person, a sale of all or substantially all of our assets or any reclassification, recapitalization or change of our general partner’s outstanding shares.  Our general partner may engage in such a transaction only if the transaction has been approved by the consent of the partners holding partnership interests representing more than 50% of the percentage interest (as defined in the partnership agreement) entitled to vote thereon, including any OP Units held by our general partner and in connection with which all limited partners have the right to receive consideration which, on a per Unit basis, is equivalent in value to the consideration to be received by our general partner’s shareholders, on a per share basis, and such other conditions are met that are expressly provided for in our partnership agreement.  In addition, our general partner may engage in a merger, consolidation or other combination with or into another person where following the consummation of such transaction, the equity holders of the surviving entity are substantially identical to our general partner’s shareholders.  Our general partner will not withdraw from us, except in connection with a transaction as described in this paragraph.

With certain limited exceptions, our limited partners may not transfer their interests in us, in whole or in part, without our general partner’s written consent, which consent may be withheld in its sole and absolute discretion.

Even if our general partner’s consent is not required for a transfer by a limited partner, our general partner may prohibit the transfer of OP Units by a limited partner unless it receives a written opinion of legal counsel that the transfer would not require filing of a registration statement under the Securities Act or would not otherwise violate any federal, or state securities laws or regulations applicable to us or the OP Units.  Further, except for certain limited exceptions, no transfer of OP Units by a limited partner, without our general partner’s prior written consent, may be made if:

•                  in the opinion of our legal counsel, there is a significant risk that the transfer would result in our being treated as an association taxable as a corporation for federal income tax purposes or would result in a termination of us for federal income tax purposes;

•                  in the opinion of our legal counsel, there is a significant risk that the transfer would adversely affect our general partner’s ability to continue to qualify as a REIT or would subject our general partner to certain additional taxes or would subject us to adverse tax consequences; or

•                  such transfer is effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code.

Except with our general partner’s consent to the admission of the transferee as a limited partner, no transferee shall have any rights by virtue of the transfer other than the rights of an assignee, and will not be entitled to vote OP Units in any matter presented to the limited partners for a vote.  Our general partner will have the right to consent to the admission of a transferee of the interest of a limited partner, which consent may be given or withheld by our general partner in its sole and absolute discretion.

In the case of a proposed transfer of OP Units to a lender to us or to any person related to the lender whose loan constitutes a nonrecourse liability, the transferring partner must obtain our general partner’s prior consent.

Distributions

Our partnership agreement requires us to distribute available cash on at least a quarterly basis.  Available cash is our net operating cash flow plus any reduction in reserves and minus interest and principal payments on debt, all cash expenditures (including capital expenditures), investments in any entity, any additions to reserves and other adjustments, as determined by our general partner in its sole and absolute discretion.

Unless we otherwise specifically agree in the partnership agreement or in an agreement entered into at the time a new class or series is created, no partnership interest will be entitled to a distribution in preference to any other partnership interest.  A partner will not in any event receive a distribution of available cash with respect to a Unit if the partner is entitled to receive a distribution out of that same available cash with respect to a share of our general partner for which that Unit has been exchanged or redeemed.

Our general partner will make reasonable efforts, as determined by it in its sole and absolute discretion and consistent with its qualification as a REIT, to distribute available cash:

•                  to the limited partners so as to preclude the distribution from being treated as part of a disguised sale for federal income tax purposes; and

•                  to our partners, including to itself as our general partner, in an amount sufficient to enable it to pay shareholder dividends that will satisfy its requirements for qualifying as a REIT and to avoid any federal income or excise tax liability.

Allocation of Net Income and Net Loss

Our net income and net loss are determined and allocated with respect to each fiscal year.  Except as otherwise provided in our partnership agreement, an allocation of a share of net income or net loss is treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss.  Except as otherwise provided in our partnership agreement, net income and net loss are allocated to our general partner and the limited partners in accordance with their respective percentage interests in the class at the end of each fiscal year.  Our partnership agreement contains provisions for special allocations intended to comply with certain regulatory requirements, including the requirements of Treasury Regulations Sections 1.704-1(b), 1.704-2 and 1.752-3(a)

Redemption

As a general rule, a limited partner may exercise a redemption right to redeem its OP Units at any time beginning one year following the date of the issuance of the OP Units held by the limited partner.  We must generally redeem the OP Units specified in a redemption notice on the tenth business day following the date we received the notice.  The redeeming partner will have no right to receive any distributions paid on or after the redemption date with respect to those OP Units redeemed.

A limited partner may exercise its Unit redemption right by giving written notice to us.  The OP Units specified in the notice generally will be redeemed on the tenth business day following the date we received the redemption notice or, in the case of the exercise of a Unit redemption right in connection with an extraordinary transaction, the date we and our general partner received the redemption notice.  A limited partner may not exercise the Unit redemption right for fewer than 1,000 OP Units, or if the limited partner holds fewer than 1,000 OP Units, all of the OP Units held by that limited partner.  The redeeming partner will have no right to receive any distributions paid on or after the redemption date with respect to those OP Units redeemed.

Unless our general partner elects to assume and perform our obligation with respect to the Unit redemption right, as described below, a limited partner exercising its redemption right will receive cash from us in an amount equal to the fair value of our general partner’s common shares for which the OP Units would have been redeemed if our general partner had assumed and satisfied our redemption obligation by paying common shares, as described below.  The fair value of our general partner’s common shares for this purpose will be equal to the average of the closing trading price of its common share on the New York Stock Exchange for the ten trading days before the day on which we received the redemption notice.

Our general partner has the right to elect to acquire the OP Units being redeemed directly from a limited partner in exchange for either cash in the amount specified above or a number of its common shares equal to the number of OP Units offered for redemption, adjusted as specified in the partnership agreement to take into account prior share dividends or any subdivisions, splits or combinations of its common shares.  We will have the sole discretion to elect whether the redemption right will be satisfied by us in cash or our general partner’s common shares.

Issuance of Additional Partnership Interests

Our general partner is authorized to cause us to issue additional OP Units or other partnership interests to our partners, including our general partner and its affiliates, or other persons.  These operating partnership units may be issued in one or more classes or in one or more series of any class, with designations, preferences and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to one or more other classes of limited partnership interests (including OP Units held by our general partner), as determined by our general partner in its sole and absolute discretion without the approval of any limited partner, subject to limitations described below.

No Unit or interest may be issued to our general partner or to any limited partner unless:

•                  we issue OP Units or other partnership interests in connection with the grant, award or issuance of shares or other equity interests in our general partner having designations, preferences and other rights so that the economic interests attributable to the newly issued shares or other equity interests in our general partner are substantially similar to the designations, preferences and other rights, except voting rights, of the OP Units or other partnership interests issued to our general partner, and our general partner contributes to us the net proceeds from the issuance of the shares or other equity interests received by it; or

•                  we issue the additional OP Units or other partnership interests to all partners holding OP Units or other partnership interests in the same class or series in proportion to their respective percentage interests in that class or series.

Preemptive Rights

Except to the extent expressly granted by us, no person or entity, including any limited partner, has any preemptive, preferential or other similar right with respect to:

•                  additional capital contributions or loans to us; or

•                  the issuance or sale of any OP Units or other partnership interests.

Amendment of Partnership Agreement

Amendments to our partnership agreement may be proposed by our general partner or by any limited partner holding partnership interests representing 25% or more of the percentage interest (as defined in the partnership agreement) entitled to vote thereon.  In general, our partnership agreement may be amended only with the approval of our general partner and the consent of the partners holding partnership interests representing more than 50% of the percentage interests (as defined by the partnership agreement) entitled to vote thereon.  However, our general partner has the power, without the consent of the limited partners, to amend our partnership agreement as may be required:

•                  to add to its obligations as general partner or surrender any right or power granted to it or any affiliate for the benefit of the limited partners;

•                  to reflect the admission, substitution, termination or withdrawal of partners in compliance with our partnership agreement;

•                  to set forth the designations, rights, powers, duties and preferences of the holders of any additional partnership interests issued in accordance with the authority granted to it as general partner;

•                  to reflect a change that does not adversely affect the limited partners in any material respect, or to cure any ambiguity, correct or supplement any provision in the partnership agreement not inconsistent with law or with other provisions of the partnership agreement, or make other changes with respect to matters arising under the partnership agreement that will not be inconsistent with law or with the provisions of the partnership agreement; and

•                  to satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a federal, state or local agency or contained in federal, state or local law.

The approval of a majority of the partnership interests held by limited partners other than our general partner is necessary to amend provisions regarding, among other things:

•                  the issuance of partnership interests in general and the restrictions imposed on the issuance of additional partnership interests to us in particular;

•                  the prohibition against removing U-Store-It Trust as general partner by the limited partners;

•                  restrictions on our general partner’s power to conduct businesses other than owning partnership interests in us and the relationship of its shares to partnership interests;

•                  limitations on transactions with affiliates;

•                  the liability of our general partner for monetary or other damages to us;

•                  partnership consent requirements for the sale or other disposition of substantially all of our assets; or

•                  the transfer of partnership interests held by our general partner or our dissolution.

Any amendment of the provision of our partnership agreement which allows our voluntary dissolution before December 31, 2054 can be made only with the consent of the partners holding partnership interest representing 90% or more of the percentage interest (as defined in the partnership agreement) entitled to vote thereon, including partnership interests held by our general partner.

Amendments to our partnership agreement that would, among other things:

•                  convert a limited partner’s interest into a general partner’s interest;

•                  modify the limited liability of a limited partner;

•                  alter the interest of a partner in profits or losses, or the right to receive any distributions, except as permitted under our partnership agreement with respect to the admission of new partners or the issuance of additional OP Units; or

•                  materially alter the Unit redemption right of the limited partners,

must be approved by each limited partner or any assignee who is a bona fide financial institution that loans money or otherwise extends credit to a holder of OP Units or partnership interests that would be adversely affected by the amendment.

Tax Matters

Our partnership agreement provides that our general partner is our tax matters partner.  Accordingly, our general partner has authority to make tax elections under the Code on our behalf, and to take such other actions as permitted under our partnership agreement.

Term

We will continue until dissolved upon the first to occur of any of the following:

•                  an event of withdrawal (other than an event of bankruptcy), unless within 90 days after the withdrawal, the written consent of the outside limited partners, as defined in our partnership agreement, to continue our business and to the appointment, effective as of the date of withdrawal, of a substitute general partner is obtained;

•                  through December 31, 2054, an election by our general partner, with the consent of the partners holding partnership interests representing 90% of the percentage interest (as defined in the partnership agreement) of the interests entitled to vote thereon (including OP Units held by our general partner);

•                  an election to dissolve us made by our general partner, in its sole and absolute discretion after December 31, 2054;

•                  entry of a decree of judicial dissolution of us pursuant to Delaware law;

•                  the sale of all or substantially all of our assets and facilities for cash or for marketable securities; or

•                  entry of a final and non-appealable judgment by a court of competent jurisdiction ruling that our general partner is bankrupt or insolvent, or entry of a final and non-appealable order for relief against our general partner, under any federal or state bankruptcy or insolvency laws, unless prior to or at the time of the entry of such judgment or order, the written consent of the outside limited partners, as defined in our partnership agreement, to continue our business and to the appointment, effective as of a date prior to the date of such order or judgment, of a substitute general partner is obtained.

Item 12.              Indemnification of Directors and Officers.

The Maryland statute governing real estate investment trusts formed under the laws of that state, which we refer to as the Maryland REIT law, permits a Maryland real estate investment trust to include in its declaration of trust a provision limiting the liability of its trustees and officers to the trust and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active or deliberate dishonesty established in a judgment or other final adjudication to be material to the cause of action.  Our general partner’s declaration of trust contains a provision that limits the liability of our trustees and officers to the maximum extent permitted by Maryland law.

The Maryland REIT Law permits a Maryland real estate investment trust to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent as permitted by the Maryland General Corporation Law (the “MGCL”) for directors and officers of Maryland corporations.  The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was a result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.  However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right if the corporation or if the director or officer was adjudged to be liable to the corporation nor may a director or officer be indemnified in circumstances in which the director or officer is found liable for an improper personal benefit, unless in either case a court orders indemnification and then only for expenses.  In accordance with the MGCL and our general partner’s bylaws, our general partner’s bylaws require it, as a condition to advancement of expenses, to obtain (a) a written affirmation by the trustee or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and (b) a written statement by him or on his behalf to repay the amount paid or reimbursed by us if it shall ultimately be determined that the standard of conduct was not met.

Our general partner’s declaration of trust provides that it shall indemnify, to the maximum extent permitted by Maryland law in effect from time to time, any individual who is a present or former trustee or officer (including any individual who, at our request, serves or has served as an, officer, partner, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise) from and against any claim or liability to which such person may become subject by reason of service in such capacity.  Our general partner has the power, with the approval of its board of trustees, to provide indemnification and advancement of expenses to a present or former trustee or officer who served a predecessor of our general partner in any of the capacities described above and to any employee or agent of our general partner or a predecessor of our general partner.  Maryland law requires our general partner to indemnify a trustee or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity.

The above discussion of our general partner’s declaration of trust and bylaws and of the Maryland REIT Law and MGCL is not intended to be exhaustive and is qualified in its entirety by such declaration of trust, bylaws and statutes.

We and our general partner have also entered into indemnification agreements with each of our executive officers and trustees whereby we indemnify them to the fullest extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions.

To the fullest extent permitted by applicable law, our partnership agreement provides for indemnification of our general partner, any limited partners and any of our (and our general partner’s) officers, directors or trustees and other persons as our general partner may designate from and against any and all losses, claims, damages, liabilities, joint and several, expenses, judgments, fines, settlements and other amounts incurred in connection with any actions relating to our operations, unless it is established by a final determination of a court of competent jurisdiction that:

•                  the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

•                  the indemnitee actually received an improper personal benefit in money, property or services; or

•                  in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Insofar as the foregoing provisions permit indemnification of trustees, officers, or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 13.              Financial Statement and Supplementary Data.

See Financial Statements beginning on page F-2.

Item 14.              Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 15.              Financial Statements and Exhibits.

(a)           Financial Statements.

See Index to Financial Statements on page F-1.

(b)           Exhibits.  The following documents are filed as exhibits to this report:

3.1	Certificate of Limited Partnership of U-Store-It, L.P.

3.2*

Second Amended and Restated Agreement of Limited Partnership of U-Store-It, L.P. dated as of October 27, 2004, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8 K, filed on November 2, 2004.

4.1*	Articles of Amendment and Restatement of Declaration of Trust of U-Store-It Trust, incorporated by reference to Exhibit 3.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on November 2, 2004.

4.2*	Form of Common Share Certificate, incorporated by reference to Exhibit 4.1 to Amendment No. 3 to U-Store-It Trust’s Registration Statement on Form S-11, filed on October 20, 2004, File No. 333-117848.

10.1*

Amended and Restated Credit Agreement dated December 7, 2009, by and among U-Store-It, L.P., U-Store-It Trust, Wells Fargo Securities, LLC, Bank of America Securities LLC, Wachovia Bank, National Association, Bank of America, N.A., Regions Bank, SunTrust Bank and the financial institutions initially signatory thereto, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on December 8, 2009.

10.2*	Form of Guaranty, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on December 8, 2009.

10.3*	Form of Term Note, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on December 8, 2009.

10.4*	Form of Revolving Note, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on December 8, 2009.

10.5*	Form of Swingline Note, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on December 8, 2009.

10.6*

Form of Security Interest regarding fixed rate mortgage loan between YSI XX LP and Transamerica Financial Life Insurance Company, incorporated by reference to Exhibit 10.2 to U-Store-It Trust’s Current Report on Form 8-K, filed on November 4, 2005.

10.7*

Secured Promissory Note, dated November 1, 2005, between YSI XX LP and Transamerica Financial Life Insurance Company, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on November 4, 2005.

10.8*

Loan Agreement, dated August 4, 2005, by and between YASKY LLC and LaSalle Bank National Association, incorporated by reference to Exhibit 10.2 to U-Store-It Trust’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed on November 14, 2005.

10.9*

Loan Agreement, dated July 19, 2005, by and between YSI VI LLC and Lehman Brothers Bank, FSB, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed on November 14, 2005.

10.10*

Loan Agreement, dated as of October 27, 2004, by and between YSI I LLC and Lehman Brothers Holdings Inc. d/b/a Lehman Capital, a division of Lehman Brothers Holdings Inc., incorporated by reference to Exhibit 10.2 to U-Store-It Trust’s Current Report on Form 8-K, filed on November 2, 2004.

10.11*

Loan Agreement, dated as of October 27, 2004, by and between YSI II LLC and Lehman Brothers Holdings Inc. d/b/a Lehman Capital, a division of Lehman Brothers Holdings Inc., incorporated by reference to Exhibit 10.3 to U-Store-It Trust’s Current Report on Form 8-K, filed on November 2, 2004.

10.12*

Standstill Agreement, by and among, U-Store-It Trust, Robert J. Amsdell, Barry L. Amsdell and Todd C. Amsdell, dated August 6, 2007, incorporated by reference to Exhibit 10.3 to U-Store-It Trust’s Current Report on Form 8-K, filed on August 7, 2007.

10.13*

Settlement Agreement and Mutual Release, by and among U-Store-It Trust, U-Store-It, L.P., YSI Management LLC, U-Store-It Mini Warehouse Co., U-Store-It Development, LLC, Dean Jernigan, Kathleen A. Weigand, Robert J. Amsdell, Barry L. Amsdell, Todd C. Amsdell, Kyle V. Amsdell, Rising Tide Development LLC, and Amsdell and Amsdell, dated August 6, 2007, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on August 7, 2007.

10.14*

Purchase and Sale Agreement, by and between U-Store-It, L.P. and Rising Tide Development, LLC, dated August 6, 2007, incorporated by reference to Exhibit 10.2 to U-Store-It Trust’s Current Report on Form 8-K, filed on August 7, 2007.

10.15*

First Amendment to Lease, by and between U-Store-It, L.P. and Amsdell and Amsdell, dated August 6, 2007, amending Lease dated March 29, 2005, incorporated by reference to Exhibit 10.4 to U-Store-It Trust’s Current Report on Form 8-K, filed on August 7, 2007.

10.16*

First Amendment to Lease, by and between U-Store-It, L.P. and Amsdell and Amsdell, dated August 6, 2007, amending Lease dated December 5, 2005, incorporated by reference to Exhibit 10.5 to U-Store-It Trust’s Current Report on Form 8-K, filed on August 7, 2007.

10.17*

First Amendment to Lease, by and between U-Store-It, L.P. and Amsdell and Amsdell, dated August 6, 2007, amending Lease dated December 5, 2005, incorporated by reference to Exhibit 10.6 to U-Store-It Trust’s Current Report on Form 8-K, filed on August 7, 2007.

10.18*

First Amendment to Lease, by and between U-Store-It, L.P. and Amsdell and Amsdell, dated August 6, 2007, amending Lease dated December 5, 2005, incorporated by reference to Exhibit 10.7 to U-Store-It Trust’s Current Report on Form 8-K, filed on August 7, 2007.

10.19*

First Amendment to Lease, by and between U-Store-It, L.P. and Amsdell and Amsdell, dated August 6, 2007, amending Lease dated December 5, 2005, incorporated by reference to Exhibit 10.8 to U-Store-It Trust’s Current Report on Form 8-K, filed on August 7, 2007.

10.20*

Lease, dated March 29, 2005, by and between Amsdell and Amsdell and U-Store-It, L.P., incorporated by reference to Exhibit 10.41 to U-Store-It Trust’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005.

10.21*

Lease, dated June 29, 2005, by and between Amsdell and Amsdell and U-Store-It, L.P., incorporated by reference to Exhibit 10.2 to U-Store-It Trust’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed on August 12, 2005.

10.22*

Lease, dated June 29, 2005, by and between Amsdell and Amsdell and U-Store-It, L.P., incorporated by reference to Exhibit 10.3 to U-Store-It Trust’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed on August 12, 2005.

10.23*

Option Termination Agreement, by and between U-Store-It, L.P. and Rising Tide Development LLC, dated August 6, 2007, incorporated by reference to Exhibit 10.9 to U-Store-It Trust’s Current Report on Form 8-K, filed on August 7, 2007.

10.24*

Property Management Termination Agreement, by and among U-Store-It Trust, YSI Management LLC, and Rising Tide Development LLC, dated August 6, 2007, incorporated by reference to Exhibit 10.10 to U-Store-It Trust’s Current Report on Form 8-K, filed on August 7, 2007.

10.25*

Marketing and Ancillary Services Termination Agreement, by and among U-Store-It Trust, U-Store-It Mini Warehouse Co., and Rising Tide Development LLC, dated August 6, 2007, incorporated by reference to Exhibit 10.11 to U-Store-It Trust’s Current Report on Form 8-K, filed on August 7, 2007.

10.26*

Amended and Restated Executive Employment Agreement, dated June 29, 2010, by and between U-Store-It Trust and Dean Jernigan, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on July 2, 2010.

10.27*†

Amended and Restated Executive Employment Agreement, dated January 24, 2011, by and between U-Store-It Trust and Christopher P. Marr, incorporated by reference to Exhibit 10.2 to U-Store-It Trust’s Current Report on Form 8-K, filed on January 27, 2011.

10.28*†

Amended and Restated Executive Employment Agreement, dated June 29, 2010, by and between U-Store-It Trust and Timothy M. Martin, incorporated by reference to Exhibit 10.2 to U-Store-It Trust’s Current Report on Form 8-K, filed on July 2, 2010.

10.29*†

Indemnification Agreement, dated as of January 25, 2008, by and among U-Store-It Trust, U-Store-It, L.P. and Daniel B. Hurwitz, incorporated by reference to Exhibit 10.49 to U-Store-It Trust’s Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 29, 2008.

10.30*†

Indemnification Agreement, dated as of March 22, 2007, by and among U-Store-It Trust, U-Store-It, L.P. and Marianne M. Keler, incorporated by reference to Exhibit 10.5 to U-Store-It Trust’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007.

10.31*†

Indemnification Agreement, dated as of December 11, 2006, by and among U-Store-It Trust, U-Store-It, L.P. and Timothy M. Martin, incorporated by reference to Exhibit 10.47 to U-Store-It Trust’s Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 16, 2007.

10.32*†

Indemnification Agreement, dated June 5, 2006, by and among U-Store-It Trust, U-Store-It, L.P. and Christopher P. Marr, incorporated by reference to Exhibit 10.2 to U-Store-It Trust’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed on August 8, 2006.

10.33*†

Indemnification Agreement, dated as of April 24, 2006, by and among U-Store-It Trust, U-Store-It, L.P. and Dean Jernigan, incorporated by reference to Exhibit 10.2 to U-Store-It Trust’s Current Report on Form 8-K, filed on April 24, 2006.

10.34*†

Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and Robert J. Amsdell, incorporated by reference to Exhibit 10.12 to U-Store-It Trust’s Current Report on Form 8-K, filed on November 2, 2004.

10.35*†

Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and Barry L. Amsdell, incorporated by reference to Exhibit 10.14 to U-Store-It Trust’s Current Report on Form 8-K, filed on November 2, 2004.

10.36*†

Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and Todd C. Amsdell, incorporated by reference to Exhibit 10.15 to U-Store-It Trust’s Current Report on Form 8-K, filed on November 2, 2004.

10.37*†

Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and John C. Dannemiller, incorporated by reference to Exhibit 10.17 to U-Store-It Trust’s Current Report on Form 8-K, filed on November 2, 2004.

10.38*†

Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and Thomas A. Commes, incorporated by reference to Exhibit 10.18 to U-Store-It Trust’s Current Report on Form 8-K, filed on November 2, 2004.

10.39*†

Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and David J. LaRue, incorporated by reference to Exhibit 10.19 to U-Store-It Trust’s Current Report on Form 8-K, filed on November 2, 2004.

10.40*†

Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and Harold S. Haller, incorporated by reference to Exhibit 10.20 to U-Store-It Trust’s Current Report on Form 8-K, filed on November 2, 2004.

10.41*†

Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and William M. Diefenderfer III, incorporated by reference to Exhibit 10.21 to U-Store-It Trust’s Current Report on Form 8-K, filed on November 2, 2004.

10.42*†

Indemnification Agreement, dated as of November 5, 2009, by and among U-Store-It Trust, U-Store-It, L.P. and John F. Remondi, incorporated by reference to Exhibit 10.43 to U-Store-It Trust’s Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 1, 2010.

10.43*†

Amended and Restated Noncompetition Agreement, dated as of June 29, 2010, by and between U-Store-It Trust and Timothy M. Martin, incorporated by reference to Exhibit 10.4 to U-Store-It Trust’s Current Report on Form 8-K, filed on July 2, 2010.

10.44*†

Amended and Restated Noncompetition Agreement, dated as of January 24, 2011, by and between U-Store-It Trust and Christopher P. Marr, incorporated by reference to Exhibit 10.3 to U-Store-It Trust’s Current Report on Form 8-K, filed on January 27, 2011.

10.45*†

Amended and Restated Noncompetition Agreement, dated as of June 29, 2010, by and between U-Store-It Trust and Dean Jernigan, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on July 2, 2010.

10.46*†

Schedule of Compensation for Non-Employee Trustees of U-Store-It Trust, effective May 8, 2007, incorporated by reference to Exhibit 10.11 to U-Store-It Trust’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007.

10.47*†

Nonqualified Share Option Agreement, dated as of June 5, 2006, by and between U-Store-It Trust and Christopher P. Marr, incorporated by reference to Exhibit 10.4 to U-Store-It Trust’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed on August 8, 2006.

10.48*†

Nonqualified Share Option Agreement, dated as of April 19, 2006, by and between U-Store-It Trust and Dean Jernigan, incorporated by reference to Exhibit 10.4 to U-Store-It Trust’s Current Report on Form 8-K, filed on April 24, 2006.

10.49*†

Form of Restricted Share Agreement for Non-Employee Trustees under the U-Store-It Trust 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.83 to U-Store-It Trust’s Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 29, 2008.

10.50*†

Form of Restricted Share Agreement for Non-Employee Trustees under the U-Store-It Trust 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.12 to U-Store-It Trust’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007.

10.51*†

Form of Nonqualified Share Option Agreement under the U-Store-It Trust 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on January 25, 2008.

10.52*†

Form of Nonqualified Share Option Agreement under the U-Store-It Trust 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.2 to U-Store-It Trust’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007.

10.53*†

Form of Performance-Vested Restricted Share Agreement under the U-Store-It Trust 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.3 to U-Store-It Trust’s Current Report on Form 8-K, filed on January 25, 2008.

10.54*†

Form of Performance-Vested Restricted Share Agreement under the U-Store-It Trust 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.3 to U-Store-It Trust’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007.

10.55*†

Form of Restricted Share Agreement under the U-Store-It Trust 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.2 to U-Store-It Trust’s Current Report on Form 8-K, filed on January 25, 2008.

10.56*†

Form of Restricted Share Agreement under the U-Store-It Trust 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.4 to U-Store-It Trust’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007.

10.57*†

U-Store-It Trust Trustees Deferred Compensation Plan, amended and restated effective January 1, 2009, incorporated by reference to Exhibit 10.78 to U-Store-It Trust’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009.

10.58*†

U-Store-It Trust Executive Deferred Compensation Plan, amended and restated effective January 1, 2009, incorporated by reference to Exhibit 10.79 to U-Store-It Trust’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009.

10.59*†	U-Store-It Trust Deferred Trustees Plan, effective as of May 31, 2005, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on June 6, 2005.

10.60*†

Amended and Restated U-Store It Trust 2007 Equity Incentive Plan, effective June 2, 2010, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on June 4, 2010.

10.61*†

2004 Equity Incentive Plan of U-Store-It Trust, effective as of October 19, 2004, incorporated by reference to Exhibit 10.6 to U-Store-It Trust’s Current Report on Form 8- K, filed on November 2, 2004.

10.62*†

Indemnification Agreement, dated as of February 26, 2009, by and among U-Store-It Trust, U-Store-It, L.P. and Jeffrey Foster, incorporated by reference to Exhibit 10.83 to U-Store-It Trust’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009.

10.63*†

Severance and General Release Agreement dated February 10, 2009 by and between U-Store-It Trust and Kathleen Weigand, incorporated by reference to Exhibit 10.84 to U-Store-It Trust’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009.

10.64*†

Severance and General Release Agreement dated December 31, 2008 by and between U-Store-It Trust and Steve Nichols, incorporated by reference to Exhibit 10.85 to U-Store-It Trust’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009.

10.65*†

Contribution Agreement dated August 6, 2009 by and between YSI Venture LP LLC and HART -YSI Investor LP LLC, incorporated by reference to Exhibit 99.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on August 7, 2009.

10.66*

First Amendment to Contribution Agreement dated August 13, 2009 by and between YSI Venture LP LLC and HART -YSI Investor LP LLC, incorporated by reference to Exhibit 10.2 to U-Store-It Trust’s Current Report on Form 8-K, filed on August 14, 2009.

10.67*

Amended and Restated Limited Partnership Agreement of YSI — Hart Limited Partnership dated August 13, 2009, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on August 14, 2009.

10.68*

Sales Agreement dated April 3, 2009, among the U-Store-It Trust, U-Store-It, L.P., and Cantor Fitzgerald & Co., incorporated by reference to Exhibit 1.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on April 3, 2009.

10.69*

Letter Agreement dated January 9, 2009 between U-Store-It Trust and Jeffrey P. Foster, incorporated by reference to Exhibit 10.70 to U-Store-It Trust’s Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 1, 2010.

10.70*†

Indemnification Agreement, dated as of February 23, 2010, by and among U-Store-It Trust, U-Store-It, L.P. and Piero Bussani, incorporated by reference to Exhibit 10.71 to U-Store-It Trust’s Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 1, 2010.

10.71*†

Employment letter Agreement, dated July 13, 2010, by and between U-Store-It Trust and Robert G. Blatz, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on July 29, 2010.

10.72*†

Second Amended and Restated Credit Agreement, dated as of September 29, 2010, by and among U-Store-It, L.P., U-Store-It Trust, Wells Fargo Securities, LLC and Banc of America Securities LLC, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on October 4, 2010.

10.73*

Amendment No. 1 to Sales Agreement, dated January 26, 2011, by and among U-Store-It Trust, U-Store It, L.P. and Cantor Fitzgerald & Co., incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed January 27, 2011.

10.74*†

Indemnification Agreement, dated as of January 31, 2011, by and among U-Store-It Trust, U-Store-It, L.P. and Jeffrey F. Rogatz, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on February 1, 2011.

21.1	List of Subsidiaries.

*                 Incorporated herein by reference as above indicated.

†                  Denotes a management contract or compensatory plan, contract or arrangement.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

U-STORE-IT, L.P.
By: U-Store-It Trust, its general partner

Date: July 15, 2011	/s/ Jeffrey P. Foster
Jeffrey P. Foster
Senior Vice President and
Chief Legal Officer and Secretary

Exhibits.  The following documents are filed as exhibits to this report:

3.1	Certificate of Limited Partnership of U-Store-It, L.P.

3.2*

Second Amended and Restated Agreement of Limited Partnership of U-Store-It, L.P. dated as of October 27, 2004, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8 K, filed on November 2, 2004.

4.1*	Articles of Amendment and Restatement of Declaration of Trust of U-Store-It Trust, incorporated by reference to Exhibit 3.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on November 2, 2004.

4.2*	Form of Common Share Certificate, incorporated by reference to Exhibit 4.1 to Amendment No. 3 to U-Store-It Trust’s Registration Statement on Form S-11, filed on October 20, 2004, File No. 333-117848.

10.1*

Amended and Restated Credit Agreement dated December 7, 2009, by and among U-Store-It, L.P., U-Store-It Trust, Wells Fargo Securities, LLC, Bank of America Securities LLC, Wachovia Bank, National Association, Bank of America, N.A., Regions Bank, SunTrust Bank and the financial institutions initially signatory thereto, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on December 8, 2009.

10.2*	Form of Guaranty, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on December 8, 2009.

10.3*	Form of Term Note, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on December 8, 2009.

10.4*	Form of Revolving Note, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on December 8, 2009.

10.5*	Form of Swingline Note, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on December 8, 2009.

10.6*

Form of Security Interest regarding fixed rate mortgage loan between YSI XX LP and Transamerica Financial Life Insurance Company, incorporated by reference to Exhibit 10.2 to U-Store-It Trust’s Current Report on Form 8-K, filed on November 4, 2005.

10.7*

Secured Promissory Note, dated November 1, 2005, between YSI XX LP and Transamerica Financial Life Insurance Company, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on November 4, 2005.

10.8*

Loan Agreement, dated August 4, 2005, by and between YASKY LLC and LaSalle Bank National Association, incorporated by reference to Exhibit 10.2 to U-Store-It Trust’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed on November 14, 2005.

10.9*

Loan Agreement, dated July 19, 2005, by and between YSI VI LLC and Lehman Brothers Bank, FSB, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed on November 14, 2005.

10.10*

Loan Agreement, dated as of October 27, 2004, by and between YSI I LLC and Lehman Brothers Holdings Inc. d/b/a Lehman Capital, a division of Lehman Brothers Holdings Inc., incorporated by reference to Exhibit 10.2 to U-Store-It Trust’s Current Report on Form 8-K, filed on November 2, 2004.

10.11*

Loan Agreement, dated as of October 27, 2004, by and between YSI II LLC and Lehman Brothers Holdings Inc. d/b/a Lehman Capital, a division of Lehman Brothers Holdings Inc., incorporated by reference to Exhibit 10.3 to U-Store-It Trust’s Current Report on Form 8-K, filed on November 2, 2004.

10.12*

Standstill Agreement, by and among, U-Store-It Trust, Robert J. Amsdell, Barry L. Amsdell and Todd C. Amsdell, dated August 6, 2007, incorporated by reference to Exhibit 10.3 to U-Store-It Trust’s Current Report on Form 8-K, filed on August 7, 2007.

10.13*

Settlement Agreement and Mutual Release, by and among U-Store-It Trust, U-Store-It, L.P., YSI Management LLC, U-Store-It Mini Warehouse Co., U-Store-It Development, LLC, Dean Jernigan, Kathleen A. Weigand, Robert J. Amsdell, Barry L. Amsdell, Todd C. Amsdell, Kyle V. Amsdell, Rising Tide Development LLC, and Amsdell and Amsdell, dated August 6, 2007, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on August 7, 2007.

10.14*

Purchase and Sale Agreement, by and between U-Store-It, L.P. and Rising Tide Development, LLC, dated August 6, 2007, incorporated by reference to Exhibit 10.2 to U-Store-It Trust’s Current Report on Form 8-K, filed on August 7, 2007.

10.15*

First Amendment to Lease, by and between U-Store-It, L.P. and Amsdell and Amsdell, dated August 6, 2007, amending Lease dated March 29, 2005, incorporated by reference to Exhibit 10.4 to U-Store-It Trust’s Current Report on Form 8-K, filed on August 7, 2007.

10.16*

First Amendment to Lease, by and between U-Store-It, L.P. and Amsdell and Amsdell, dated August 6, 2007, amending Lease dated December 5, 2005, incorporated by reference to Exhibit 10.5 to U-Store-It Trust’s Current Report on Form 8-K, filed on August 7, 2007.

10.17*

First Amendment to Lease, by and between U-Store-It, L.P. and Amsdell and Amsdell, dated August 6, 2007, amending Lease dated December 5, 2005, incorporated by reference to Exhibit 10.6 to U-Store-It Trust’s Current Report on Form 8-K, filed on August 7, 2007.

10.18*

First Amendment to Lease, by and between U-Store-It, L.P. and Amsdell and Amsdell, dated August 6, 2007, amending Lease dated December 5, 2005, incorporated by reference to Exhibit 10.7 to U-Store-It Trust’s Current Report on Form 8-K, filed on August 7, 2007.

10.19*

First Amendment to Lease, by and between U-Store-It, L.P. and Amsdell and Amsdell, dated August 6, 2007, amending Lease dated December 5, 2005, incorporated by reference to Exhibit 10.8 to U-Store-It Trust’s Current Report on Form 8-K, filed on August 7, 2007.

10.20*

Lease, dated March 29, 2005, by and between Amsdell and Amsdell and U-Store-It, L.P., incorporated by reference to Exhibit 10.41 to U-Store-It Trust’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005.

10.21*

Lease, dated June 29, 2005, by and between Amsdell and Amsdell and U-Store-It, L.P., incorporated by reference to Exhibit 10.2 to U-Store-It Trust’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed on August 12, 2005.

10.22*

Lease, dated June 29, 2005, by and between Amsdell and Amsdell and U-Store-It, L.P., incorporated by reference to Exhibit 10.3 to U-Store-It Trust’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed on August 12, 2005.

10.23*

Option Termination Agreement, by and between U-Store-It, L.P. and Rising Tide Development LLC, dated August 6, 2007, incorporated by reference to Exhibit 10.9 to U-Store-It Trust’s Current Report on Form 8-K, filed on August 7, 2007.

10.24*

Property Management Termination Agreement, by and among U-Store-It Trust, YSI Management LLC, and Rising Tide Development LLC, dated August 6, 2007, incorporated by reference to Exhibit 10.10 to U-Store-It Trust’s Current Report on Form 8-K, filed on August 7, 2007.

10.25*

Marketing and Ancillary Services Termination Agreement, by and among U-Store-It Trust, U-Store-It Mini Warehouse Co., and Rising Tide Development LLC, dated August 6, 2007, incorporated by reference to Exhibit 10.11 to U-Store-It Trust’s Current Report on Form 8-K, filed on August 7, 2007.

10.26*

Amended and Restated Executive Employment Agreement, dated June 29, 2010, by and between U-Store-It Trust and Dean Jernigan, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on July 2, 2010.

10.27*†

Amended and Restated Executive Employment Agreement, dated January 24, 2011, by and between U-Store-It Trust and Christopher P. Marr, incorporated by reference to Exhibit 10.2 to U-Store-It Trust’s Current Report on Form 8-K, filed on January 27, 2011.

10.28*†

Amended and Restated Executive Employment Agreement, dated June 29, 2010, by and between U-Store-It Trust and Timothy M. Martin, incorporated by reference to Exhibit 10.2 to U-Store-It Trust’s Current Report on Form 8-K, filed on July 2, 2010.

10.29*†

Indemnification Agreement, dated as of January 25, 2008, by and among U-Store-It Trust, U-Store-It, L.P. and Daniel B. Hurwitz, incorporated by reference to Exhibit 10.49 to U-Store-It Trust’s Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 29, 2008.

10.30*†

Indemnification Agreement, dated as of March 22, 2007, by and among U-Store-It Trust, U-Store-It, L.P. and Marianne M. Keler, incorporated by reference to Exhibit 10.5 to U-Store-It Trust’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007.

10.31*†

Indemnification Agreement, dated as of December 11, 2006, by and among U-Store-It Trust, U-Store-It, L.P. and Timothy M. Martin, incorporated by reference to Exhibit 10.47 to U-Store-It Trust’s Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 16, 2007.

10.32*†

Indemnification Agreement, dated June 5, 2006, by and among U-Store-It Trust, U-Store-It, L.P. and Christopher P. Marr, incorporated by reference to Exhibit 10.2 to U-Store-It Trust’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed on August 8, 2006.

10.33*†

Indemnification Agreement, dated as of April 24, 2006, by and among U-Store-It Trust, U-Store-It, L.P. and Dean Jernigan, incorporated by reference to Exhibit 10.2 to U-Store-It Trust’s Current Report on Form 8-K, filed on April 24, 2006.

10.34*†

Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and Robert J. Amsdell, incorporated by reference to Exhibit 10.12 to U-Store-It Trust’s Current Report on Form 8-K, filed on November 2, 2004.

10.35*†

Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and Barry L. Amsdell, incorporated by reference to Exhibit 10.14 to U-Store-It Trust’s Current Report on Form 8-K, filed on November 2, 2004.

10.36*†

Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and Todd C. Amsdell, incorporated by reference to Exhibit 10.15 to U-Store-It Trust’s Current Report on Form 8-K, filed on November 2, 2004.

10.37*†

Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and John C. Dannemiller, incorporated by reference to Exhibit 10.17 to U-Store-It Trust’s Current Report on Form 8-K, filed on November 2, 2004.

10.38*†

Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and Thomas A. Commes, incorporated by reference to Exhibit 10.18 to U-Store-It Trust’s Current Report on Form 8-K, filed on November 2, 2004.

10.39*†

Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and David J. LaRue, incorporated by reference to Exhibit 10.19 to U-Store-It Trust’s Current Report on Form 8-K, filed on November 2, 2004.

10.40*†

Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and Harold S. Haller, incorporated by reference to Exhibit 10.20 to U-Store-It Trust’s Current Report on Form 8-K, filed on November 2, 2004.

10.41*†

Indemnification Agreement, dated as of October 27, 2004, by and among U-Store-It Trust, U-Store-It, L.P. and William M. Diefenderfer III, incorporated by reference to Exhibit 10.21 to U-Store-It Trust’s Current Report on Form 8-K, filed on November 2, 2004.

10.42*†

Indemnification Agreement, dated as of November 5, 2009, by and among U-Store-It Trust, U-Store-It, L.P. and John F. Remondi, incorporated by reference to Exhibit 10.43 to U-Store-It Trust’s Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 1, 2010.

10.43*†

Amended and Restated Noncompetition Agreement, dated as of June 29, 2010, by and between U-Store-It Trust and Timothy M. Martin, incorporated by reference to Exhibit 10.4 to U-Store-It Trust’s Current Report on Form 8-K, filed on July 2, 2010.

10.44*†

Amended and Restated Noncompetition Agreement, dated as of January 24, 2011, by and between U-Store-It Trust and Christopher P. Marr, incorporated by reference to Exhibit 10.3 to U-Store-It Trust’s Current Report on Form 8-K, filed on January 27, 2011.

10.45*†

Amended and Restated Noncompetition Agreement, dated as of June 29, 2010, by and between U-Store-It Trust and Dean Jernigan, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on July 2, 2010.

10.46*†

Schedule of Compensation for Non-Employee Trustees of U-Store-It Trust, effective May 8, 2007, incorporated by reference to Exhibit 10.11 to U-Store-It Trust’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007.

10.47*†

Nonqualified Share Option Agreement, dated as of June 5, 2006, by and between U-Store-It Trust and Christopher P. Marr, incorporated by reference to Exhibit 10.4 to U-Store-It Trust’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed on August 8, 2006.

10.48*†

Nonqualified Share Option Agreement, dated as of April 19, 2006, by and between U-Store-It Trust and Dean Jernigan, incorporated by reference to Exhibit 10.4 to U-Store-It Trust’s Current Report on Form 8-K, filed on April 24, 2006.

10.49*†

Form of Restricted Share Agreement for Non-Employee Trustees under the U-Store-It Trust 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.83 to U-Store-It Trust’s Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 29, 2008.

10.50*†

Form of Restricted Share Agreement for Non-Employee Trustees under the U-Store-It Trust 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.12 to U-Store-It Trust’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007.

10.51*†

Form of Nonqualified Share Option Agreement under the U-Store-It Trust 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on January 25, 2008.

10.52*†

Form of Nonqualified Share Option Agreement under the U-Store-It Trust 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.2 to U-Store-It Trust’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007.

10.53*†

Form of Performance-Vested Restricted Share Agreement under the U-Store-It Trust 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.3 to U-Store-It Trust’s Current Report on Form 8-K, filed on January 25, 2008.

10.54*†

Form of Performance-Vested Restricted Share Agreement under the U-Store-It Trust 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.3 to U-Store-It Trust’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007.

10.55*†

Form of Restricted Share Agreement under the U-Store-It Trust 2007 Equity Incentive Plan, incorporated by reference to Exhibit 10.2 to U-Store-It Trust’s Current Report on Form 8-K, filed on January 25, 2008.

10.56*†

Form of Restricted Share Agreement under the U-Store-It Trust 2004 Equity Incentive Plan, incorporated by reference to Exhibit 10.4 to U-Store-It Trust’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 10, 2007.

10.57*†

U-Store-It Trust Trustees Deferred Compensation Plan, amended and restated effective January 1, 2009, incorporated by reference to Exhibit 10.78 to U-Store-It Trust’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009.

10.58*†

U-Store-It Trust Executive Deferred Compensation Plan, amended and restated effective January 1, 2009, incorporated by reference to Exhibit 10.79 to U-Store-It Trust’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009.

10.59*†	U-Store-It Trust Deferred Trustees Plan, effective as of May 31, 2005, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on June 6, 2005.

10.60*†

Amended and Restated U-Store It Trust 2007 Equity Incentive Plan, effective June 2, 2010, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on June 4, 2010.

10.61*†

2004 Equity Incentive Plan of U-Store-It Trust, effective as of October 19, 2004, incorporated by reference to Exhibit 10.6 to U-Store-It Trust’s Current Report on Form 8- K, filed on November 2, 2004.

10.62*†

Indemnification Agreement, dated as of February 26, 2009, by and among U-Store-It Trust, U-Store-It, L.P. and Jeffrey Foster, incorporated by reference to Exhibit 10.83 to U-Store-It Trust’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009.

10.63*†

Severance and General Release Agreement dated February 10, 2009 by and between U-Store-It Trust and Kathleen Weigand, incorporated by reference to Exhibit 10.84 to U-Store-It Trust’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009.

10.64*†

Severance and General Release Agreement dated December 31, 2008 by and between U-Store-It Trust and Steve Nichols, incorporated by reference to Exhibit 10.85 to U-Store-It Trust’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009.

10.65*†

Contribution Agreement dated August 6, 2009 by and between YSI Venture LP LLC and HART -YSI Investor LP LLC, incorporated by reference to Exhibit 99.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on August 7, 2009.

10.66*

First Amendment to Contribution Agreement dated August 13, 2009 by and between YSI Venture LP LLC and HART -YSI Investor LP LLC, incorporated by reference to Exhibit 10.2 to U-Store-It Trust’s Current Report on Form 8-K, filed on August 14, 2009.

10.67*

Amended and Restated Limited Partnership Agreement of YSI — Hart Limited Partnership dated August 13, 2009, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on August 14, 2009.

10.68*

Sales Agreement dated April 3, 2009, among the U-Store-It Trust, U-Store-It, L.P., and Cantor Fitzgerald & Co., incorporated by reference to Exhibit 1.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on April 3, 2009.

10.69*

Letter Agreement dated January 9, 2009 between U-Store-It Trust and Jeffrey P. Foster, incorporated by reference to Exhibit 10.70 to U-Store-It Trust’s Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 1, 2010.

10.70*†

Indemnification Agreement, dated as of February 23, 2010, by and among U-Store-It Trust, U-Store-It, L.P. and Piero Bussani, incorporated by reference to Exhibit 10.71 to U-Store-It Trust’s Annual Report on Form 10-K for the year ended December 31, 2009, filed on March 1, 2010.

10.71*†

Employment letter Agreement, dated July 13, 2010, by and between U-Store-It Trust and Robert G. Blatz, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on July 29, 2010.

10.72*†

Second Amended and Restated Credit Agreement, dated as of September 29, 2010, by and among U-Store-It, L.P., U-Store-It Trust, Wells Fargo Securities, LLC and Banc of America Securities LLC, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on October 4, 2010.

10.73*

Amendment No. 1 to Sales Agreement, dated January 26, 2011, by and among U-Store-It Trust, U-Store It, L.P. and Cantor Fitzgerald & Co., incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed January 27, 2011.

10.74*†

Indemnification Agreement, dated as of January 31, 2011, by and among U-Store-It Trust, U-Store-It, L.P. and Jeffrey F. Rogatz, incorporated by reference to Exhibit 10.1 to U-Store-It Trust’s Current Report on Form 8-K, filed on February 1, 2011.

21.1	List of Subsidiaries.

*                 Incorporated herein by reference as above indicated.

†                  Denotes a management contract or compensatory plan, contract or arrangement.

FINANCIAL STATEMENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

U-STORE-IT, L.P. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except common unit data)

(unaudited)

	March 31,	December 31,
	2011	2010

ASSETS
Storage facilities	$1,737,681	$1,743,021
Less: Accumulated depreciation	(307,569)	(314,530)
Storage facilities, net	1,430,112	1,428,491
Cash and cash equivalents	4,089	5,891
Restricted cash	9,612	10,250
Loan procurement costs, net of amortization	14,034	15,611
Other assets, net	17,860	18,576
Total assets	$1,475,707	$1,478,819

LIABILITIES AND CAPITAL

Revolving credit facility	$40,500	$43,000
Unsecured term loan	200,000	200,000
Mortgage loans and notes payable	382,541	372,457
Accounts payable, accrued expenses and other liabilities	32,104	36,172
Distributions payable	7,292	7,275
Deferred revenue	9,272	8,873
Security deposits	497	489
Total liabilities	672,206	668,266

Limited Partnership interest of third parties	49,835	45,145

Commitments and contingencies

Capital
Operating Partner	713,889	725,337
Accumulated other comprehensive loss	(888)	(1,121)
Total U-Store-It L.P. capital	713,001	724,216
Noncontrolling interests in subsidiaries	40,665	41,192
Total capital	753,666	765,408
Total liabilities and capital	$1,475,707	$1,478,819

See accompanying notes to the unaudited consolidated financial statements.

U-STORE-IT, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per common unit data)

(unaudited)

	Three Months Ended March 31,
	2011	2010
REVENUES
Rental income	$51,873	$47,715
Other property related income	4,759	3,805
Property management fee income	909	44
Total revenues	57,541	51,564
OPERATING EXPENSES
Property operating expenses	25,610	22,348
Depreciation and amortization	15,572	15,949
General and administrative	6,031	5,868
Total operating expenses	47,213	44,165
OPERATING INCOME	10,328	7,399
OTHER INCOME (EXPENSE)
Interest:
Interest expense on loans	(8,113)	(10,051)
Loan procurement amortization expense	(1,636)	(1,539)
Interest income	9	535
Acquisition related costs	(109)	—
Other	(3)	(41)
Total other expense	(9,852)	(11,096)

INCOME (LOSS) FROM CONTINUING OPERATIONS	476	(3,697)

INCOME FROM DISCONTINUED OPERATIONS	—	505
NET INCOME (LOSS)	476	(3,192)
NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS
Noncontrolling interest in subsidiaries	(598)	(461)
NET LOSS ATTRIBUTABLE TO U-STORE-IT L.P.	$(122)	$(3,653)
Limited Partnership interest of third parties	5	178
NET LOSS ATTRIBUTABLE TO OPERATING PARTNER	$(117)	$(3,475)

Basic and diluted loss per unit from continuing operations attributable to common unitholders	$—	$(0.04)
Basic and diluted earnings per unit from discontinued operations attributable to common unitholders	$—	$—
Basic and diluted loss per unit attributable to common unitholders	$—	$(0.04)

Weighted-average basic and diluted units outstanding	98,769	92,834

AMOUNTS ATTRIBUTABLE TO OPERATING PARTNER:
Loss from continuing operations	$(117)	$(3,955)
Total discontinued operations	—	480
Net loss	$(117)	$(3,475)

See accompanying notes to the unaudited consolidated financial statements.

U-STORE-IT, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CAPITAL AND COMPREHENSIVE INCOME (LOSS)

For the Three-Month Periods Ended March 31, 2011 and 2010

(in thousands)

(unaudited)

	OP Units Outstanding Number	Operating Partner	Accumulated Other Comprehensive (Loss) Income	Total U-Store-It L.P. Capital	Noncontrolling Interest in Subsidiaries	Total Capital	Operating Partnership Interest of Third Parties

Balance at December 31, 2010	98,597	$725,337	$(1,121)	$724,216	$41,192	$765,408	$45,145
Contributions from noncontrolling interests in subsidiaries					12	12
Issuance of restricted OP units	218	2		2		2
Exercise of OP unit options	16	60		60		60
Amortization of restricted OP units		149		149		149
OP unit compensation expense		433		433		433
Net (loss) income		(117)		(117)	598	481	(5)
Adjustment for Limited Partnership interest of third parties		(5,015)		(5,015)		(5,015)	5,015
Other comprehensive income:
Unrealized gain on foreign currency translation			233	233	8	241	11
Distributions		(6,960)		(6,960)	(1,145)	(8,105)	(331)
Balance at March 31, 2011	98,831	$713,889	$(888)	$713,001	$40,665	$753,666	$49,835

	OP Units Outstanding Number	Operating Partner	Accumulated Other Comprehensive (Loss) Income	Total U-Store-It L.P. Capital	Noncontrolling Interest in Subsidiaries	Total Capital	Operating Partnership Interest of Third Parties

Balance at December 31, 2009	92,655	$696,183	$(874)	$695,309	$44,021	$739,330	$45,394
Contributions from noncontrolling interests in subsidiaries		—			19	19
Issuance of restricted OP units	195	2		2		2
Exercise of OP unit options	52	180		180		180
Amortization of restricted OP units		503		503		503
OP unit compensation expense		536		536		536
Net (loss) income		(3,475)		(3,475)	461	(3,014)	(178)
Other comprehensive income:
Unrealized loss on foreign currency translation		—	(182)	(182)	(5)	(187)	(10)
Distributions	—	(2,342)	—	(2,342)	(1,132)	(3,474)	(120)
Balance at March 31, 2010	92,902	$691,587	$(1,056)	$690,531	$43,364	$733,895	$45,086

See accompanying notes to the unaudited consolidated financial statements.

U-STORE-IT, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)
(unaudited)

	Three Months Ended March 31,
	2011	2010

Operating Activities
Net income (loss)	$476	$(3,192)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	17,208	17,917
Equity compensation expense	582	1,039
Accretion of fair value adjustment of debt	(19)	(113)
Changes in other operating accounts:
Other assets	(91)	668
Restricted cash	765	—
Accounts payable and accrued expenses	(3,984)	(5,996)
Other liabilities	310	561
Net cash provided by operating activities	$15,247	$10,884

Investing Activities
Acquisitions, additions and improvements to storage facilities	$(8,043)	$(2,612)
Proceeds from repayment of notes receivable	—	17,580
(Increase) decrease in restricted cash	(127)	2,860
Net cash (used in) provided by investing activities	$(8,170)	$17,828

Financing Activities
Proceeds from:
Revolving credit facility	$14,000	$—
Mortgage loans and notes payable	3,537	—
Principal payments on:
Revolving credit facility	(16,500)	—
Mortgage loans and notes payable	(1,588)	(85,390)
Exercise of OP unit options	60	180
Contributions from noncontrolling interests in subsidiaries	12	19
Distributions paid to OP unitholders	(6,940)	(2,331)
Distributions paid to Limited Partnership interest of third parties	(332)	(122)
Distributions paid to noncontrolling interests in subsidiaries	(1,145)	(1,132)
Loan procurement costs	17	(1,180)
Net cash used in financing activities	$(8,879)	$(89,956)

Decrease in cash and cash equivalents	(1,802)	(61,244)

Cash and cash equivalents at beginning of period	5,891	102,768
Cash and cash equivalents at end of period	$4,089	$41,524

Supplemental Cash Flow and Noncash Information
Cash paid for interest, net of interest capitalized	$8,158	$10,245
Supplemental disclosure of noncash activities:
Foreign currency translation adjustment	$252	$(197)
Mortgage loan assumption at fair value	$8,021	$—

See accompanying notes to the unaudited consolidated financial statements.

U-STORE-IT, L.P. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.                                      ORGANIZATION AND NATURE OF OPERATIONS

U-Store-It, L.P. (the “Operating Partnership”) is a Delaware limited partnership and the entity through which U-Store-It Trust (the “Trust,” “Operating Partner” or “general partner”), a self-administered and self-managed real estate investment trust, or REIT, owns its assets and conducts its operations.  U-Store-It Trust is the sole general partner of the Operating Partnership and exercises exclusive and complete power and authority over the Operating Partnership’s day-to-day business and affairs.  Limited partners generally do not have any right to participate in or exercise control or management power over the Operating Partnership’s business and affairs.  The Operating Partnership’s self-storage facilities (collectively, the “Properties”) are located in 26 states throughout the United States, and in the District of Columbia and the UK and are managed under one reportable segment: we own, operate, develop, manage and acquire self-storage facilities.

As of March 31, 2011, U-Store-It Trust owned approximately 95.4% of the partnership interests (“OP Units”) of the Operating Partnership.  The remaining OP Units, consisting exclusively of limited partner interests, are held by persons who contributed their interests in properties to us in exchange for OP Units.  Under the partnership agreement, these persons have the right to tender their OP Units for redemption to the Operating Partnership at any time for cash equal to the fair value of an equivalent number of common shares of U-Store-It Trust.  In lieu of delivering cash, however, U-Store-It Trust, as the Operating Partnership’s general partner, may, at its option, choose to acquire any OP Units so tendered by issuing common shares in exchange for the tendered OP Units.  If U-Store-It Trust so chooses, its common shares will be exchanged for OP Units on a one-for-one basis.  This one-for-one exchange ratio is subject to adjustment to prevent dilution.  With each such exchange or redemption, U-Store-It Trust’s percentage ownership in the Operating Partnership will increase.  In addition, whenever U-Store-It Trust issues common or other classes of its shares, it must contribute the net proceeds it receives from the issuance to the Operating Partnership and the Operating Partnership must issue to U-Store-It Trust an equal number of OP Units or other partnership interests having preferences and rights that mirror the preferences and rights of the shares so issued.  This structure is commonly referred to as an umbrella partnership REIT or “UPREIT.”

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared pursuant to the rules and regulations of the SEC regarding interim financial reporting and, in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, results of operations and cash flows for the interim periods presented in accordance with generally accepted accounting principles in the United States (“GAAP”).  Accordingly, readers of this registration statement should refer to the Operating Partnership’s audited financial statements prepared in accordance with GAAP, and the related notes thereto, for the year ended December 31, 2010, which are also included in this registration statement as certain footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted from these notes to the accompanying unaudited consolidated financial statements pursuant to the rules of the SEC.  The results of operations for each of the three months ended March 31, 2011 and 2010 are not necessarily indicative of the results of operations to be expected for any future period or the full year.

3.                                      STORAGE FACILITIES

The book value of the Operating Partnership’s real estate assets is summarized as follows:

	March 31,	December 31,
	2011	2010
	(in thousands)

Land and improvements	$376,662	$374,569
Buildings and improvements	1,285,159	1,273,938
Equipment	74,405	93,571
Construction in progress	1,455	943
Total	1,737,681	1,743,021
Less accumulated depreciation	(307,569)	(314,530)
Storage facilities, net	$1,430,112	$1,428,491

As assets become fully depreciated, the carrying values are removed from their respective asset category and accumulated depreciation.  During the three months ended March 31, 2011 and 2010, $21.2 million and $33.4 million of assets became fully depreciated and were removed from storage facilities.

The following table summarizes the Operating Partnership’s acquisition and disposition activity during the period January 1, 2010 to March 31, 2011:

Facility/Portfolio	Location	Transaction Date	Number of Facilities	Purchase / Sales Price (in thousands)

2011 Acquisitions:

Burke Lake Asset	Fairfax Station, VA	January 2011	1	$14,000

2010 Acquisitions:

Frisco Asset	Frisco, TX	July 2010	1	$5,800
New York City Assets	New York, NY	September 2010	2	26,700
Northeast Assets	Multiple locations in NJ, NY and MA	November 2010	5	18,560
Manassas Asset	Manassas, VA	November 2010	1	6,050
Apopka Asset	Orlando, FL	November 2010	1	4,235
Wyckoff Asset	Queens, NY	December 2010	1	13,600
McLearen Asset	McLearen, VA	December 2010	1	10,200
			12	$85,145

2010 Dispositions:

Sun City Asset	Sun City, CA	October 2010	1	$3,100
Inland Empire/Fayetteville Assets	Multiple locations in CA and NC	December 2010	15	35,000
			16	$38,100

4.                                      ACQUISITIONS

On April 28, 2010, the Operating Partnership acquired 85 management contracts from United Stor-All Management, LLC (“United Stor-All”).  The Operating Partnership accounted for this acquisition as a business combination.  The 85 management contracts relate to facilities located in 16 states and the District of Columbia.  The Operating Partnership recorded the fair value of the assets acquired, which includes the intangible value related to the management contracts, as other assets, net on the Operating Partnership’s consolidated balance sheet.  The Operating Partnership’s estimate of the fair value of the acquired assets and liabilities utilized Level 3 inputs and considered the probability of the expected period the contracts would remain in place, including estimated renewal periods, and the amount of the discounted estimated future contingent payments to be made.  The Operating Partnership paid $4.1 million in cash for the contracts and recognized $1.8 million in contingent consideration.  The Operating Partnership records changes in the fair value of the contingent consideration liability in earnings.  The average estimated life of the intangible value of the management contracts is 56 months from the April 2010 closing and the related amortization expense recognized during the three months ended March 31, 2011 was $0.3 million.

During 2010, the Operating Partnership acquired 12 self-storage facilities for an aggregate purchase price of $85.1 million and allocated approximately $3.7 million to the intangible value of the in-place leases.  The amortization expense that was recognized during the three months ended March 31, 2011 was approximately $0.9 million.

During the quarter ended March 31, 2011, the Operating Partnership acquired one self-storage facility for $14.0 million and allocated approximately $0.6 million to the intangible value of in-place leases.  This asset represents the value of in-place leases at the time of acquisition.  The Operating Partnership recognized amortization expense related to this asset of $0.1 million during the three months ended March 31, 2011.  In connection with this acquisition, the Operating Partnership assumed mortgage debt with an outstanding principal balance of $7.5 million and recorded a premium of $0.5 million to reflect the fair value of the debt at the time of assumption.

Refer to Note 3 for details of the 2010 and 2011 facility acquisitions.

5.                                      UNSECURED CREDIT FACILITY AND UNSECURED TERM LOANS

On September 29, 2010, the Operating Partnership amended its three-year, $450 million senior secured credit facility (the “Secured Credit Facility”), which consisted of a $200 million secured term loan and a $250 million secured revolving credit facility.  The Secured Credit Facility was collateralized by mortgages on “borrowing base properties” (as defined in the Secured Credit Facility agreement).  The amended credit facility (the “Credit Facility”) consists of a $200 million unsecured term loan and a $250 million unsecured revolving credit facility.  The Credit Facility has a three-year term expiring on December 7, 2013 and borrowings under the facility bear interest at a spread to LIBOR tied to the Operating Partnership’s leverage levels.  The Operating Partnership incurred $2.5 million in connection with this amendment and capitalized these costs as a component of loan procurement costs, net of amortization on the Operating Partnership’s consolidated balance sheet.

At March 31, 2011, $200 million of unsecured term loan borrowings and $40.5 million of unsecured revolving credit facility borrowings were outstanding under the Credit Facility and $209.5 million remained available for borrowing under the Credit Facility.  Borrowings under the Credit Facility bear interest at rates ranging from 3.25% to 3.75% over LIBOR depending on the Operating Partnership’s leverage ratio.  As of March 31, 2011, the Operating Partnership had an interest rate cap agreement that effectively limited the LIBOR component of the interest rate on $100 million of Credit Facility borrowings to 2.00% per annum through January 2012.  As of March 31, 2011, borrowings under the Credit Facility had a weighted average interest rate of 3.5%, and the Operating Partnership was in compliance with all covenants.

6.                                      MORTGAGE LOANS AND NOTES PAYABLE

The Operating Partnership’s mortgage loans and notes payable are summarized as follows:

	Carrying Value as of:
	March 31,	December 31,	Effective	Maturity
Mortgage Loan	2011	2010	Interest Rate	Date
	(in thousands)
YSI 12	$1,465	$1,477	5.97%	Sep-11
YSI 13	1,259	1,270	5.97%	Sep-11
YSI 6	75,803	76,137	5.13%	Aug-12
YASKY	80,000	80,000	4.96%	Sep-12
YSI 14	1,746	1,759	5.97%	Jan-13
YSI 7	3,083	3,100	6.50%	Jun-13
YSI 8	1,761	1,771	6.50%	Jun-13
YSI 9	1,938	1,948	6.50%	Jun-13
YSI 17	4,087	4,121	6.32%	Jul-13
YSI 27	495	499	5.59%	Nov-13
YSI 30	7,249	7,316	5.59%	Nov-13
YSI 11	2,403	2,420	5.87%	Dec-13
USIFB	7,395	3,726	5.11%	Dec-13
YSI 5	3,170	3,193	5.25%	Jan-14
YSI 28	1,543	1,555	5.59%	Feb-14
YSI 34	14,783	14,823	8.00%	Jun-14
YSI 37	2,201	2,210	7.25%	Aug-14
YSI 40	2,503	2,520	7.25%	Aug-14
YSI 44	1,088	1,095	7.00%	Sep-14
YSI 41	3,853	3,879	6.60%	Sep-14
YSI 38	3,945	3,973	6.35%	Oct-14
YSI 45	5,420	5,443	6.75%	Oct-14
YSI 46	3,415	3,430	6.75%	Oct-14
YSI 43	2,898	2,919	6.50%	Nov-14
YSI 48	25,161	25,270	7.25%	Nov-14
YSI 50	2,307	2,322	6.75%	Dec-14
YSI 10	4,070	4,091	5.87%	Jan-15
YSI 15	1,866	1,877	6.41%	Jan-15
YSI 20	61,992	62,459	5.97%	Nov-15
YSI 51	7,493	—	6.36%	Oct-16
YSI 31	13,600	13,660	6.75%	Jun-19	(a)
YSI 35	4,499	4,499	6.90%	Jul-19	(a)
YSI 32	6,032	6,058	6.75%	Jul-19	(a)
YSI 33	11,318	11,370	6.42%	Jul-19
YSI 42	3,162	3,184	6.88%	Sep-19	(a)
YSI 39	3,915	3,931	6.50%	Sep-19	(a)
YSI 47	3,155	3,176	6.63%	Jan-20	(a)
Unamortized fair value adjustment	468	(24)

Total mortgage loans and notes payable	$382,541	$372,457

(a)                        These borrowings have a fixed interest rate for the first five years of their term, which then resets and remains constant over the final five years of the loan term.

The following table represents the future principal payment requirements on the outstanding mortgage loans and notes payable at March 31, 2011 (in thousands):

2011	$7,395
2012	160,082
2013	33,741
2014	91,171
2015	60,215
2016 and thereafter	29,469
Total mortgage payments	382,073
Plus: Unamortized fair value adjustment	468
Total mortgage indebtedness	$382,541

The Operating Partnership currently intends to fund its remaining 2011 principal payment requirements from cash provided by operating activities.

7.                                      FAIR VALUE MEASUREMENTS

The fair values of financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximates their respective book values at March 31, 2011 and December 31, 2010.  The Operating Partnership had fixed interest rate loans with a carrying value of $382.5 million and $372.5 million at March 31, 2011 and December 31, 2010, respectively.  The estimated fair values of these fixed rate loans were $356.7 million and $351.8 million at March 31, 2011 and December 31, 2010, respectively.  The Operating Partnership had variable interest rate loans with a carrying value of $240.5 million and $243.0 million at March 31, 2011 and December 31, 2010, respectively.  The estimated fair values of the variable interest rate loans approximate their carrying values due to their floating rate nature and market spreads.  These estimates are based on discounted cash flow analyses using market interest rates for comparable obligations at March 31, 2011 and December 31, 2010.

8.                                      NONCONTROLLING INTERESTS

Variable Interests in Consolidated Real Estate Joint Ventures

On August 13, 2009, the Operating Partnership, through a wholly-owned subsidiary, formed a joint venture (“HART”) with an affiliate of Heitman, LLC (“Heitman”) to own and operate 22 self-storage facilities, which are located throughout the United States.  Upon formation, Heitman contributed approximately $51 million of cash to a newly-formed limited partnership and the Operating Partnership contributed certain unencumbered wholly-owned properties with an agreed upon value of approximately $102 million to such limited partnership.  In exchange for its contribution of those properties, the Operating Partnership received a cash distribution from HART of approximately $51 million and obtained a 50% interest in HART.  The Operating Partnership is the managing partner of HART and manages the properties owned by HART in exchange for a market rate management fee.

The Operating Partnership determined that HART is a variable interest entity, and that the Operating Partnership is the primary beneficiary.  Accordingly, the Operating Partnership consolidates the assets, liabilities and results of operations of HART.  The 50% interest that is owned by Heitman is reflected as noncontrolling interest in subsidiaries within permanent equity, separate from the Operating Partnership’s equity on the consolidated balance sheets.  At March 31, 2011, HART had total assets of $88.7 million, including $86.6 million of storage facilities, net and total liabilities of $2.1 million.

The Operating Partnership formed USIFB, LLP (“the Venture”) to own, operate, acquire and develop self-storage facilities in England.  The Operating Partnership owns a 97% interest in the Venture through a wholly-owned subsidiary.  The Venture commenced operations at two facilities in London, England during 2008.  The Operating Partnership determined that the Venture is a variable interest entity, and that the Operating Partnership is the primary beneficiary.  Accordingly, the Operating Partnership consolidates the assets, liabilities and results of operations of the Venture.  At March 31, 2011, the Venture had total assets of $11.9 million and total liabilities of $7.7 million, including two mortgage loans totaling $7.4 million secured by storage facilities with a net book value of $11.6 million.  At March 31, 2011, the Venture’s creditors had no recourse to the general credit of the Operating Partnership.

Operating Partnership Ownership

The Operating Partnership follows the guidance regarding the classification and measurement of redeemable securities.  Under this guidance, securities that are redeemable for cash or other assets, at the option of the holder and not solely within the control of the issuer, must be classified outside of permanent capital.  This classification results in certain outside ownership interests being included as redeemable Limited Partnership interest of third parties outside of permanent capital in the consolidated balance sheets.  The Operating Partnership makes this determination based on terms in applicable agreements, specifically in relation to redemption provisions.  Additionally, with respect to redeemable ownership interests in the Limited Partnership held by third parties for which U-Store-It Trust has a choice to settle the redemption by delivery of its own shares, the Operating Partnership considered the guidance regarding accounting for derivative financial instruments indexed to, and potentially settled in, a company’s own shares, to evaluate whether U-Store-It Trust controls the actions or events necessary to presume share settlement.  The guidance also requires that noncontrolling interests classified outside of permanent capital be adjusted each period to the greater of the carrying value based on the accumulation of historical cost or the redemption value.

Approximately 4.6% of the outstanding OP Units as of March 31, 2011 and December 31, 2010 were not owned by the general partner.  The interests in the Operating Partnership represented by these OP Units were a component of the consideration that the Operating Partnership paid to acquire certain self-storage facilities.  The holders of the OP Units are limited partners in the Operating Partnership and have the right to require the Trust to redeem all or part of their OP Units for, at the general partner’s option, an equivalent number of common shares of U-Store-It Trust or cash based upon the fair value of an equivalent number of common shares of U-Store-It Trust.  However, the partnership agreement contains certain provisions that could result in a settlement outside the control of U-Store-It Trust and the Operating Partnership, as U-Store-It Trust does not have the ability to settle in unregistered shares.  Accordingly, consistent with the guidance, the Operating Partnership will record the OP Units owned by third parties outside of permanent capital in the consolidated balance sheets.  Net income or loss related to the OP Units owned by third parties is excluded from net income or loss attributable to Operating Partner in the consolidated statements of operations.

The per Unit cash redemption amount would equal the average of the closing prices of the common shares of U-Store-It Trust on the New York Stock Exchange for the 10 trading days ending prior to U-Store-It Trust’s receipt of the redemption notice for the applicable Unit.  At March 31, 2011 and December 31, 2010, 4,737,136 OP Units were outstanding and the calculated aggregate redemption value of outstanding OP Units was based upon U-Store-It Trust’s average closing share prices.  Based on the Operating Partnership’s evaluation of the redemption value of the redeemable interest of third parties (the OP Units owned by third parties), the Operating Partnership has reflected these interests at their redemption value, as the estimated redemption value exceeded their carrying value at March 31, 2011 and December 31, 2010.  The Operating Partnership recorded increases to the OP Units owned by third parties and corresponding decreases to capital of $5.0 million and $1.5 million at March 31, 2011 and December 31, 2010, respectively.

9.                                      RELATED PARTY TRANSACTIONS

During 2005 and 2006, the Operating Partnership entered into various office lease agreements with Amsdell and Amsdell, an entity owned by Robert Amsdell and Barry Amsdell (each a former Trustee).  Pursuant to these lease agreements, the Operating Partnership rented office space in the Airport Executive Park, an office and flex development located in Cleveland, Ohio, which is owned by Amsdell and Amsdell.  U-Store-It Trust’s independent Trustees approved the terms of, and entry into, each of the office lease agreements by the Operating Partnership.  In addition to monthly rent, the office lease agreements require the Operating Partnership to reimburse Amsdell and Amsdell for certain maintenance and improvements to the leased office space.  The aggregate amount of payments by the Operating Partnership to Amsdell and Amsdell under these lease agreements for each of the three months ended March 31, 2011 and March 31, 2010 was approximately $0.1 million.  The Operating Partnership vacated the office space owned by Amsdell and Amsdell in 2007, but remains obligated under certain terms of the lease agreements through 2014.  The Operating Partnership has entered into a sublease agreement for a portion of the space with a third party for the remainder of the lease term.

Total future minimum rental payments under the related party lease agreements as of March 31, 2011 are as follows:

	Due to Related Party	Due from Subtenant
	Amount	Amount
	(in thousands)

2011	$356	$209
2012	475	278
2013	499	278
2014	499	278
	$1,829	$1,043

10.                               PRO FORMA FINANCIAL INFORMATION

During the three months ended March 31, 2011, the Operating Partnership acquired one self-storage facility for a purchase price of approximately $14.0 million (see note 4).

The condensed consolidated pro forma financial information set forth below reflects adjustments to the Operating Partnership’s historical financial data to give effect to each of the acquisitions and related financing activity (including the issuance of common shares) that occurred during 2011 as if each had occurred as of January 1, 2010.  The unaudited pro forma information presented below does not purport to represent what the Operating Partnership’s actual results of operations would have been for the periods indicated, nor does it purport to represent the Operating Partnership’s future results of operations.

The following table summarizes, on a pro forma basis, the Operating Partnership’s consolidated results of operations for the three months ended March 31, 2011 and 2010 based on the assumptions described above:

	Three Months Ended March 31,
	2011	2010
	(in thousands, except per share data)

Pro forma revenue	$57,606	$51,952
Pro forma net income (loss) from continuing operations	$495	$(3,697)
Net loss per common OP unit
Basic and diluted - as reported	$—	$(0.04)
Basic and diluted - as pro forma	$—	$(0.04)

11.                               COMPREHENSIVE INCOME (LOSS)

	Three Months Ended March 31,
	2011	2010
	(in thousands)

NET INCOME (LOSS)	$476	$(3,192)
Other comprehensive income (loss):
Unrealized gain (loss) on foreign currency translation	252	(197)
COMPREHENSIVE INCOME (LOSS)	$728	$(3,389)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Partners of
U-Store-It, L.P.:

We have audited the accompanying consolidated balance sheets of U-Store-It, L.P. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, capital and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010.  In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule for 2010 as listed in the accompanying index.  These consolidated financial statements and financial statement schedule are the responsibility of the management of U-Store-It, L.P.  Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of U-Store-It, L.P. and subsidiaries as of December 31, 2010 and 2009 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Philadelphia, Pennsylvania
July 14, 2011

U-STORE-IT, L.P. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except common unit data)

	December 31,	December 31,
	2010	2009

ASSETS
Storage facilities	$1,743,021	$1,774,542
Less: Accumulated depreciation	(314,530)	(344,009)
Storage facilities, net	1,428,491	1,430,533
Cash and cash equivalents	5,891	102,768
Restricted cash	10,250	16,381
Loan procurement costs, net of amortization	15,611	18,366
Notes receivable, net	—	20,112
Other assets, net	18,576	10,710
Total assets	$1,478,819	$1,598,870

LIABILITIES AND CAPITAL

Revolving credit facility	$43,000	$—
Unsecured term loan	200,000	—
Secured term loan	—	200,000
Mortgage loans and notes payable	372,457	569,026
Accounts payable, accrued expenses and other liabilities	36,172	33,767
Distributions payable	7,275	2,448
Deferred revenue	8,873	8,449
Security deposits	489	456
Total liabilities	668,266	814,146

Limited Partnership interest of third parties	45,145	45,394

Commitments and contingencies

Capital
Operating Partner	725,337	696,183
Accumulated other comprehensive loss	(1,121)	(874)
Total U-Store-It, L.P. capital	724,216	695,309
Noncontrolling interests in subsidiaries	41,192	44,021
Total capital	765,408	739,330
Total liabilities and capital	$1,478,819	$1,598,870

See accompanying notes to the consolidated financial statements.

U-STORE-IT, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per common unit data)

	For the year ended December 31,
	2010	2009	2008
	(Dollars and units in thousands, except per unit data)
REVENUES
Rental income	$195,357	$194,590	$202,200
Other property related income	18,640	16,086	15,130
Property management fee income	2,829	56	—
Total revenues	216,826	210,732	217,330
OPERATING EXPENSES
Property operating expenses	93,696	91,380	92,533
Depreciation and amortization	62,945	69,125	71,974
General and administrative	25,406	22,569	24,964
Total operating expenses	182,047	183,074	189,471
OPERATING INCOME	34,779	27,658	27,859
OTHER INCOME (EXPENSE)
Interest:
Interest expense on loans	(37,794)	(45,269)	(52,014)
Loan procurement amortization expense	(6,463)	(2,339)	(1,929)
Interest income	621	681	153
Acquisition related costs	(759)	—	—
Other	(235)	(33)	94
Total other expense	(44,630)	(46,960)	(53,696)
LOSS FROM CONTINUING OPERATIONS	(9,851)	(19,302)	(25,837)
DISCONTINUED OPERATIONS
Income from discontinued operations	2,006	4,831	9,219
Net gain on disposition of discontinued operations	1,826	14,139	19,720
Total discontinued operations	3,832	18,970	28,939
NET (LOSS) INCOME	(6,019)	(332)	3,102
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS
Noncontrolling interest in subsidiaries	(1,755)	(665)	—
NET (LOSS) INCOME ATTRIBUTABLE TO U-STORE-IT, L.P.	$(7,774)	$(997)	$3,102
Limited Partnership interest of third parties	381	60	(310)
NET (LOSS) INCOME ATTRIBUTABLE TO OPERATING PARTNER	$(7,393)	$(937)	$2,792

Basic and diluted loss per unit from continuing operations attributable to common unitholders	$(0.12)	$(0.27)	$(0.41)
Basic and diluted earnings per unit from discontinued operations attributable to common unitholders	$0.04	$0.26	$0.46
Basic and diluted (loss) earnings per unit attributable to common unitholders	$(0.08)	$(0.01)	$0.05

Weighted-average basic and diluted units outstanding	93,998	70,988	57,621

AMOUNTS ATTRIBUTABLE TO OPERATING PARTNER:
Loss from continuing operations	$(11,049)	$(18,921)	$(23,803)
Total discontinued operations	3,656	17,984	26,595
Net (loss) income	$(7,393)	$(937)	$2,792

See accompanying notes to the consolidated financial statements.

U-STORE-IT, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CAPITAL AND COMPREHENSIVE INCOME (LOSS)

For the years Ended December 31, 2010, 2009 and 2008

(in thousands)

							Operating
	OP Units		Accumulated Other	Total U-Store-	Noncontrolling		Parntership
	Outstanding	Operating	Comprehensive	It L.P.	Interest in	Total	interest of
	Number	Partner	Loss	Capital	Subsidiaries	Capital	third parties

Balance at December 31, 2007	57,577	$557,283	$(1,664)	$555,619	$—	$555,619	$48,982
Issuance of restricted OP units	46
Conversion from units to shares
Amortization of restricted OP units		1,297		1,297		1,297
OP unit compensation expense		1,425		1,425		1,425
Adjustment for Limited Partnership interest of third parties		57		57		57	(435)
Net income		3,102		3,102		3,102	310
Other comprehensive loss:
Unrealized loss on interest rate swap			(4,608)	(4,608)		(4,608)
Unrealized loss on foreign currency translation			(1,281)	(1,281)		(1,281)
Distributions		(32,683)		(32,683)		(32,683)	(2,831)
Balance at December 31, 2008	57,623	$530,481	$(7,553)	$522,928	$—	$522,928	$46,026
Contributions from noncontrolling interests in subsidiaries					44,739	44,739	(90)
Issuance of OP units, net	34,677	170,848		170,848		170,848
Issuance of restricted OP units	85	1		1		1
Conversion from units to shares	270	3		3		3
Amortization of restricted OP units		1,631		1,631		1,631
OP unit compensation expense		1,765		1,765		1,765
Net income (loss)		(937)		(937)	665	(272)	(60)
Other comprehensive income:
Unrealized gain on interest rate swap			6,153	6,153		6,153	1
Unrealized gain on foreign currency translation			526	526		526	27
Distributions		(7,609)		(7,609)	(1,383)	(8,992)	(510)
Balance at December 31, 2009	92,655	$696,183	$(874)	$695,309	$44,021	$739,330	$45,394
Contributions from noncontrolling interests in subsidiaries					15	15
Issuance of OP units, net	5,610	47,573		47,573		47,573
Issuance of restricted OP units	203	2		2		2
Conversion from units to shares	73	675		675		675	(675)
Exercise of OP unit options	56	194		194		194
Amortization of restricted OP units		1,759		1,759		1,759
OP unit compensation expense		1,882		1,882		1,882
Adjustment for Limited Partnership interest of third parties		(1,510)		(1,510)		(1,510)	1,510
Net (loss) income		(7,393)		(7,393)	1,755	(5,638)	(381)
Other comprehensive loss:
Unrealized loss on foreign currency translation			(247)	(247)	(8)	(255)	(13)
Distributions		(14,028)		(14,028)	(4,591)	(18,619)	(690)
Balance at December 31, 2010	98,597	$725,337	$(1,121)	$724,216	$41,192	$765,408	$45,145

See accompanying notes to the consolidated financial statements.

U-STORE-IT, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Year Ended December 31,
	2010	2009	2008

Operating Activities
Net (loss) income	$(6,019)	$(332)	$3,102
Adjustments to reconcile net (loss) income to cash provided by operating activities:
Depreciation and amortization	70,850	75,908	80,132
Gain on disposition of discontinued operations	(1,826)	(14,139)	(19,720)
Equity compensation expense	3,641	3,396	2,722
Accretion of fair value adjustment of debt	(255)	(463)	(446)
Changes in other operating accounts:
Other assets	(427)	388	1,425
Restricted cash	3,889	—	—
Accounts payable and accrued expenses	1,437	(1,797)	(7)
Other liabilities	227	(747)	(196)
Net cash provided by operating activities	$71,517	$62,214	$67,012
Investing Activities
Acquisitions, additions and improvements to storage facilities	(104,441)	(17,882)	(30,738)
Insurance settlements	—	—	1,447
Proceeds from sales of properties, net	37,304	68,257	56,867
Proceeds from notes receivable	20,112	—	—
Proceeds from sales to noncontrolling interests	—	48,641	—
Decrease (increase) in restricted cash	2,242	(164)	(399)
Net cash (used in) provided by investing activities	$(44,783)	$98,852	$27,177
Financing Activities
Proceeds from:
Revolving credit facility	95,000	9,500	57,300
Secured term loans	—	200,000	9,975
Mortgage loans and notes payable	—	116,615	—
Principal payments on:
Revolving credit facility	(52,000)	(181,500)	(104,300)
Unsecured term loans	—	(200,000)	—
Secured term loans	—	(57,419)	—
Mortgage loans and notes payable	(196,205)	(95,211)	(12,526)
Proceeds from issuance of common OP units, net	47,573	170,852	—
Exercise of OP unit options	194	—	—
Contributions from noncontrolling interests in subsidiaries	15	—	—
Distributions paid to OP unitholders	(9,407)	(6,736)	(41,621)
Distributions paid to Limited Partnership interest of third parties	(482)	(508)	(3,656)
Distributions paid to noncontrolling interest in subsidiaries	(4,591)	(1,383)	—
Loan procurement costs	(3,708)	(16,252)	(134)
Net cash (used in) financing activities	$(123,611)	$(62,042)	$(94,962)

(Decrease) increase in cash and cash equivalents	(96,877)	99,024	(773)
Cash and cash equivalents at beginning of year	102,768	3,744	4,517
Cash and cash equivalents at end of year	$5,891	$102,768	$3,744

Supplemental Cash Flow and Noncash Information
Cash paid for interest, net of interest capitalized	$38,346	$43,764	$52,291
Supplemental disclosure of noncash activities:
Acquisition related contingent consideration	$1,777	$—	$—
Notes receivable originated upon disposition of property	$—	$17,600	$2,612
Derivative valuation adjustment	$—	$6,153	$(4,608)
Foreign currency translation adjustment	$(268)	$553	$(1,281)

See accompanying notes to the consolidated financial statements.

U-STORE-IT, L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.                                      ORGANIZATION AND NATURE OF OPERATIONS

U-Store-It, L.P. (the “Operating Partnership”) is a Delaware limited partnership and the entity through which U-Store-It Trust (the “Trust,” “Operating Partner,” or “general partner”), a self-administered and self-managed real estate investment trust, or REIT, owns its assets and conducts its operations.  U-Store-It Trust is the sole general partner of the Operating Partnership and exercises exclusive and complete power and authority over the Operating Partnership’s day-to-day business and affairs.  Limited partners generally do not have any right to participate in or exercise control or management power over our business and affairs.  The Operating Partnership’s self-storage facilities (collectively, the “Properties”) are located in 26 states throughout the United States, and in the District of Columbia and the UK and are managed under one reportable segment: we own, operate, develop, manage and acquire self-storage facilities.

As of December 31, 2010, U-Store-It Trust owned approximately 95.4% of the partnership interests (“OP Units”) of the Operating Partnership.  The remaining OP Units, consisting exclusively of limited partner interests, are held by persons who contributed their interests in properties to us in exchange for OP Units.  Under the partnership agreement, these persons have the right to tender their OP Units for redemption to the Operating Partnership at any time for cash equal to the fair value of an equivalent number of common shares of U-Store-It Trust.  In lieu of delivering cash, however, U-Store-It Trust, as the Operating Partnership’s general partner, may, at its option, choose to acquire any OP Units so tendered by issuing common shares in exchange for the tendered OP Units.  If U-Store-It Trust so chooses, its common shares will be exchanged for OP Units on a one-for-one basis.  This one-for-one exchange ratio is subject to adjustment to prevent dilution.  With each such exchange or redemption, U-Store-It Trust’s percentage ownership in the Operating Partnership will increase.  In addition, whenever U-Store-It Trust issues common or other classes of its shares, it must contribute the net proceeds it receives from the issuance to the Operating Partnership and the Operating Partnership must issue to U-Store-It Trust an equal number of OP Units or other partnership interests having preferences and rights that mirror the preferences and rights of the shares so issued.  This structure is commonly referred to as an umbrella partnership REIT or “UPREIT.”

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include all of the accounts of the Operating Partnership, and its majority-owned and/or controlled subsidiaries.  The portion of these entities not owned by the Operating Partnership is presented as noncontrolling interests as of and during the periods consolidated.  All significant intercompany accounts and transactions have been eliminated in consolidation.

When the Operating Partnership obtains an economic interest in an entity, it evaluates the entity to determine if the entity is deemed a variable interest entity (“VIE”), and if the Operating Partnership is deemed to be the primary beneficiary, in accordance with authoritative guidance issued by the FASB on the consolidation of VIEs. When an entity is not deemed to be a VIE, the Operating Partnership considers the provisions of additional FASB guidance to determine whether a general partner, or the general partners as a group, controls a limited partnership or similar entity when the limited partners have certain rights. The Operating Partnership consolidates (i) entities that are VIEs and of which the Operating Partnership is deemed to be the primary beneficiary and (ii) entities that are non-VIEs which the

Operating Partnership controls and which the limited partners do not have the ability to dissolve or remove the Operating Partnership without cause nor substantive participating rights.

Noncontrolling Interests

The FASB issued authoritative guidance regarding noncontrolling interests in consolidated financial statements which was effective on January 1, 2009.  The guidance states that noncontrolling interests are the portion of capital (net assets) in a subsidiary not attributable, directly or indirectly, to a parent.  The ownership interests in the subsidiary that are held by owners other than the parent are noncontrolling interests.  Under the guidance, such noncontrolling interests are reported on the consolidated balance sheets within capital, separately from the Operating Partnership’s capital.  On the consolidated statements of operations, revenues, expenses and net income or loss from less-than-wholly-owned subsidiaries are reported at the consolidated amounts, including both the amounts attributable to the Operating Partnership and noncontrolling interests.  Presentation of consolidated capital activity is included for both quarterly and annual financial statements, including beginning balances, activity for the period and ending balances for unitholders’ capital, noncontrolling interests and total capital.

However, per authoritative guidance on the classification and measurement of redeemable securities, securities that are redeemable for cash or other assets at the option of the holder, not solely within the control of the issuer, must be classified outside of permanent capital.  This would result in certain outside ownership interests being included as redeemable Limited Partnership interest of third parties outside of permanent capital in the consolidated balance sheets.  The Operating Partnership makes this determination based on terms in applicable agreements, specifically in relation to redemption provisions.  Additionally, with respect redeemable ownership interests in the Operating Partnership held by third parties for which U-Store-It Trust has a choice to settle the contract by delivery of OP units, the Operating Partnership considered the guidance regarding accounting for derivative financial instruments indexed to, and potentially settled in, a company’s own shares to evaluate whether U-Store-It Trust controls the actions or events necessary to issue the maximum number of OP units that could be required to be delivered under unit settlement of the contract.  The guidance also requires that Operating Partnership interests classified outside of permanent capital be adjusted each period to the greater of the carrying value based on the accumulation of historical cost or the redemption value.

The consolidated results of the Operating Partnership include results attributable to units of the Operating Partnership that are not owned by the Trust.  These interests were issued in the form of Operating Partnership units and were a component of the consideration the Operating Partnership paid to acquire certain self-storage facilities.  Limited partners who were issued Operating Partnership units have the right to require the Trust to redeem part or all of their Operating Partnership units for, at the Trust’s option, an equivalent number of common shares of the Trust or cash based upon the fair value of an equivalent number of common shares of the Trust.  However, the operating agreement contains certain circumstances that could result in a net cash settlement outside the control of the Trust, as the Trust does not have the ability to settle in unregistered shares.  Accordingly, consistent with the guidance discussed above, the Operating Partnership will record Limited Partnership interest of third parties outside of permanent capital in the consolidated balance sheets.  Net income or loss related to the Limited Partnership interest of third parties is excluded from net income or loss in the consolidated statements of operations.  Based on the evaluation of the redemption value of the redeemable Limited Partnership interest of third parties, the Operating Partnership has reflected these interests at their carrying value as of December 31, 2010.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Although we believe the assumptions and estimates we made are reasonable and appropriate, as discussed in the applicable sections throughout these consolidated financial statements, different assumptions and estimates could materially impact our reported results.  The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions and changes in market conditions could impact our future operating results.

Storage Facilities

Storage facilities are carried at historical cost less accumulated depreciation and impairment losses.  The cost of storage facilities reflects their purchase price or development cost.  Costs incurred for the acquisition and renovation of a storage facility are capitalized to the Operating Partnership’s investment in that property.  Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

Purchase Price Allocation

When facilities are acquired, the purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed based on estimated fair values.  When a portfolio of facilities is acquired, the purchase price is allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates, which take into account the relative size, age and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available.  Allocations to the individual assets and liabilities are based upon comparable market sales information for land, buildings and improvements and estimates of depreciated replacement cost of equipment.

In allocating the purchase price for an acquisition, the Operating Partnership determines whether the acquisition includes intangible assets or liabilities. Substantially all of the leases in place at acquired facilities are at market rates, as the majority of the leases are month-to-month contracts.  Accordingly, to date no portion of the purchase price has been allocated to above or below-market lease intangibles.  To date, no intangible asset has been recorded for the value of tenant relationships, because the Operating Partnership does not have any concentrations of significant tenants and the average tenant turnover is fairly frequent.

On April 28, 2010, the Operating Partnership acquired 85 management contracts from United Stor-All Management, LLC (“United Stor-All”).  The Operating Partnership accounted for this acquisition as a business combination.  The Operating Partnership recorded the fair value of the assets acquired, which includes the intangible value related to the management contracts, as other assets, net on the consolidated balance sheet.  The average estimated life of the intangible value of the management contracts is 56 months and the amortization expense that was recognized during 2010 was approximately $0.9 million.

During 2008, the Operating Partnership acquired a self storage facility and allocated approximately $1.0 million to the intangible value of the in-place leases.  This asset represented the value of in-place leases at the time of acquisition and was fully amortized at December 31, 2009.

During the year ended December 31, 2010, the Operating Partnership acquired 12 self-storage facilities located throughout the United States.  In connection with these acquisitions, the Operating Partnership allocated a portion of the purchase price to the intangible value of in-place leases which aggregated $3.7 million.  The estimated life of these in-place leases is 12 months and the amortization expense that was recognized during 2010 was approximately $0.7 million.

Depreciation and Amortization

The costs of self-storage facilities and improvements are depreciated using the straight-line method based on useful lives ranging from five to 40 years.

Impairment of Long-Lived Assets

We evaluate long-lived assets for impairment when events and circumstances such as declines in occupancy and operating results indicate that there may be impairment.  The carrying value of these long-lived assets is compared to the undiscounted future net operating cash flows, plus a terminal value, attributable to the assets to determine if the property’s basis is recoverable.  If a property’s basis is not considered recoverable, an impairment loss is recorded to the extent the net carrying value of the asset exceeds the fair value.  The impairment loss recognized equals the excess of net carrying value over the related fair value of the asset.  There were no impairment losses recognized in accordance with these procedures during 2010, 2009 and 2008.

Long-Lived Assets Held for Sale

We consider long-lived assets to be “held for sale” upon satisfaction of the following criteria: (a) management commits to a plan to sell a facility (or group of facilities), (b) the facility is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such facilities, (c) an active program to locate a buyer and other actions required to complete the plan to sell the facility have been initiated, (d) the sale of the facility is probable and transfer of the asset is expected to be completed within one year, (e) the facility is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Typically these criteria are all met when the relevant asset is under contract, significant non-refundable deposits have been made by the potential buyer, the assets are immediately available for transfer and there are no contingencies related to the sale that may prevent the transaction from closing.  In most transactions, these conditions or criteria are not satisfied until the actual closing of the transaction; accordingly, the facility is not identified as held for sale until the closing actually occurs.  However, each potential transaction is evaluated based on its separate facts and circumstances.  Properties classified as held for sale are reported at the lesser of carrying value or fair value less estimated costs to sell.

During 2010, the Operating Partnership sold 16 self-storage facilities throughout California and North Carolina.  During 2009, the Operating Partnership sold 20 self-storage facilities, including one property that was held for sale as of December 31, 2008.  These 2009 sales occurred in multiple states including California, Colorado, Florida, Louisiana, New Jersey, New Mexico and Ohio.  During 2008, the Operating Partnership sold 23 storage facilities in multiple states including Alabama, Florida, Louisiana,

Mississippi, New Jersey, New York and Ohio.  These sales have been accounted for as discontinued operations and, accordingly, the accompanying financial statements and notes reflect the results of operations of the storage facilities sold as discontinued operations (see Note 10).

Cash and Cash Equivalents

Cash and cash equivalents are highly-liquid investments with original maturities of three months or less.  The Operating Partnership may maintain cash equivalents in financial institutions in excess of insured limits, but believes this risk is mitigated by only investing in or through major financial institutions.

Restricted Cash

Restricted cash consists of purchase deposits and cash deposits required for debt service requirements, capital replacement, and expense reserves in connection with the requirements of our loan agreements.

Loan Procurement Costs

Loan procurement costs related to borrowings were $24.5 million and $26.4 million at December 31, 2010 and 2009, respectively and are reported net of accumulated amortization of $8.8 million and $8.0 million as of December 31, 2010 and 2009, respectively. The costs are amortized over the estimated life of the related debt using the effective interest method and reported as loan procurement amortization expense.

Other Assets

Other assets consist primarily of accounts receivable from tenants, prepaid expenses and intangible assets. Accounts receivable were $3.2 million and $2.3 million as of December 31, 2010 and 2009, respectively. The Operating Partnership recorded an allowance of approximately $0.6 million and $0.4 million, respectively, related to accounts receivable as of December 31, 2010 and 2009.  The net carrying value of intangible assets as of December 31, 2010 was $8.1 million.

Notes Receivable

As of December 31, 2009, notes receivable of $20.1 million included three promissory notes originated in conjunction with various asset dispositions.  The original principal amounts of the promissory notes ranged from $0.3 million to $17.6 million, bearing interest at rates ranging from 6 to 10 percent with maturity dates ranging from two to three years.  All promissory notes were repaid during 2010.

Environmental Costs

The practice of the Operating Partnership is to conduct or obtain environmental assessments in connection with the acquisition or development of additional facilities.  Whenever the environmental assessment for one of its facilities indicates that a facility is impacted by soil or groundwater contamination from prior owners/operators or other sources, the Operating Partnership will work with its environmental consultants and where appropriate, state governmental agencies, to ensure that the facility is either cleaned up, that no cleanup is necessary because the low level of contamination poses no significant risk to public health or the environment, or that the responsibility for cleanup rests with a third party.

Revenue Recognition

Management has determined that all of the Operating Partnership’s leases are operating leases.  Rental income is recognized in accordance with the terms of the leases, which generally are month-to-month.

The Operating Partnership recognizes gains on disposition of properties only upon closing in accordance with the guidance on sales of real estate.  Payments received from purchasers prior to closing are recorded as deposits.  Profit on real estate sold is recognized using the full accrual method upon closing when the collectability of the sales price is reasonably assured and the Operating Partnership is not obligated to perform significant activities after the sale.  Profit may be deferred in whole or part until the sale meets the requirements of profit recognition on sales under this guidance.

Advertising and Marketing Costs

The Operating Partnership incurs advertising and marketing costs primarily attributable to internet marketing campaigns and other media advertisements.  The Operating Partnership incurred $6.6 million, $6.5 million and $6.5 million in advertising and marketing expenses for the years ended 2010, 2009 and 2008, respectively.

Capital Offering Costs

Underwriting discounts and commissions, financial advisory fees and offering costs are reflected as a reduction to additional paid-in capital.

Other Property Related Income

Other property related income consists of late fees, administrative charges, tenant insurance commissions, sales of storage supplies and other ancillary revenues and is recognized in the period that it is earned.

Capitalized Interest

The Operating Partnership capitalizes interest incurred that is directly associated with construction activities until the asset is placed into service.  Interest is capitalized to the related assets using a weighted-average rate of the Operating Partnership’s outstanding debt.  The Operating Partnership capitalized $0.1 million during each of the years ended 2010, 2009 and 2008.

Derivative Financial Instruments

The Operating Partnership carries all derivatives on the balance sheet at fair value.  The Operating Partnership determines the fair value of derivatives by observable prices that are based on inputs not quoted on active markets, but corroborated by market data.  The accounting for changes in the fair value of a derivative instrument depends on whether the derivative has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it.  The Operating Partnership’s use of derivative instruments has been limited to cash flow hedges of certain interest rate risks.  As of December 31, 2010, the Operating Partnership had an interest rate cap agreement that effectively limited the LIBOR component of the interest rate on $150 million of credit facility borrowings to 1.50% per annum through January 2011.  Additionally, the Operating Partnership had interest rate swap agreements for notional principal amounts aggregating $300 million at December 31, 2008 that matured on November 20, 2009.

Income Taxes

U-Store-It Trust has elected to be taxed as a real estate investment trust under the Internal Revenue Code beginning with the period from October 21, 2004 (commencement of operations) through December 31, 2004.  In management’s opinion, the requirement to maintain this election is being met.  Accordingly, no provision for federal income taxes has been reflected in the consolidated financial statements other than for operations conducted through the taxable REIT subsidiaries of the Operating Partnership.

Earnings and profits, which determine the taxability of distributions to unitholders, differ from net income reported for financial reporting purposes due to differences in cost basis, the estimated useful lives used to compute depreciation, and the allocation of net income and loss for financial versus tax reporting purposes.  The tax basis in the Operating Partnership’s assets was $1.5 billion as of December 31, 2010 and $1.3 billion as of December 31, 2009.

Distributions to unitholders are usually taxable as ordinary income, although a portion of the distribution may be designated as capital gain or may constitute a tax-free return of capital.  Annually, the general partner provides each of its shareholders a statement detailing the tax characterization of dividends paid during the preceding year as ordinary income, capital gain or return of capital.  The characterization of the Trust’s distributions for 2010 was 100% ordinary income dividends.

The general partner is subject to a 4% federal excise tax if sufficient taxable income is not distributed within prescribed time limits.  The excise tax equals 4% of the annual amount, if any, by which the sum of (a) 85% of U-Store-It Trust’s ordinary income and (b) 95% of U-Store-It Trust’s net capital gain exceeds cash distributions and certain taxes paid by the Operating Partnership.  No excise tax was incurred in 2010, 2009, or 2008.

Taxable REIT subsidiaries are subject to federal and state income taxes.  The taxable REIT subsidiaries of the Operating Partnership recorded a net deferred tax asset related to expenses which are deductible for tax purposes in future periods of $0.3 million and $0.5 million, respectively, as of December 31, 2010 and 2009.

Earnings per OP unit

Basic earnings per OP Unit is calculated based on the weighted average number of common OP Units and restricted OP Units outstanding during the period.  Diluted earnings per OP Unit is calculated by further adjusting for the dilutive impact of OP Unit options, unvested restricted OP Units and contingently issuable OP Units outstanding during the period using the treasury stock method.  Potentially dilutive securities calculated under the treasury stock method of 1,177,000, 547,000 and 94,000 in 2010, 2009 and 2008, respectively, were not included in the calculation of diluted earnings per OP Unit, as they were identified as anti-dilutive.

OP Unit Based Payments

We apply the fair value method of accounting for contingently issued OP Units and OP Unit options issued under our incentive award plan.  Accordingly, OP Unit compensation expense is recorded ratably over the vesting period relating to such contingently issued OP Units and options.  The Operating Partnership has recognized compensation expense on a straight-line method over the requisite service period.

Foreign Currency

The financial statements of foreign subsidiaries are translated to U.S. Dollars using the period-end exchange rate for assets and liabilities and an average exchange rate for each period for revenues, expenses, and capital expenditures.  The local currency is the functional currency for the Operating Partnership’s foreign subsidiaries.  Translation adjustments for foreign subsidiaries are recorded as a component of accumulated other comprehensive loss in capital.  The Operating Partnership recognizes transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency in earnings as incurred.  The Pound, which represents the functional currency used by USIFB, LLP, our joint venture in England, was translated at an end-of-period exchange rate of approximately 1.55237 and 1.62212 U.S. Dollars per Pound at December 31, 2010 and December 31, 2009, respectively, and an average exchange rate of 1.54576 and 1.56476 U.S. Dollars per Pound for the years ended December 31, 2010 and December 31, 2009, respectively.

Recent Accounting Pronouncements

The FASB issued authoritative guidance on accounting for transfers of financial assets in June 2009, which we adopted on a prospective basis beginning January 1, 2010.  The guidance requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to transferred financial assets.  It also eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures.  The application did not have an impact on our consolidated financial position, results of operations or cash flows.

The FASB issued authoritative guidance on how a company determines when an entity should be consolidated in June 2009, which we adopted on a prospective basis beginning January 1, 2010.  The guidance clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance.  The guidance requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity.  It also requires additional disclosures about a company’s involvement in variable interest entities and any significant changes in risk exposure due to that involvement.  The application did not have an impact on our consolidated financial position, results of operations or cash flows.

Concentration of Credit Risk

The storage facilities are located in major metropolitan and rural areas and have numerous tenants per facility.  No single tenant represents a significant concentration of our revenues.  The facilities in Florida, California, Texas and Illinois provided total revenues of approximately 18%, 15%, 10% and 7%, respectively, for the years ended December 31, 2010 and 2009.

3.                                      STORAGE FACILITIES

The following summarizes the real estate assets of the Operating Partnership as of December 31, 2010 and December 31, 2009:

	December 31,	December 31,
	2010	2009
	(in thousands)
Land	$374,569	$369,842
Buildings and improvements	1,273,938	1,243,047
Equipment	93,571	157,452
Construction in progress	943	4,201
Total	1,743,021	1,774,542
Less accumulated depreciation	(314,530)	(344,009)
Storage facilities — net	$1,428,491	$1,430,533

The Operating Partnership completed the following acquisitions, dispositions and consolidations for the years ended December 31, 2010, 2009 and 2008:

Facility/Portfolio	Location	Transaction Date	Number of Facilities	Purchase / Sales Price (in thousands)

2010 Acquisitions:

Frisco Asset	Frisco, TX	July 2010	1	$5,800
New York City Assets	New York, NY	September 2010	2	26,700
Northeast Assets	Multiple locations in NJ, NY and MA	November 2010	5	18,560
Manassas Asset	Manassas, VA	November 2010	1	6,050
Apopka Asset	Orlando, FL	November 2010	1	4,235
Wyckoff Asset	Queens, NY	December 2010	1	13,600
McLearen Asset	McLearen, VA	December 2010	1	10,200
			12	$85,145

2010 Dispositions:

Sun City Asset	Sun City, CA	October 2010	1	$3,100
Inland Empire/Fayetteville Assets	Multiple locations in CA amd NC	December 2010	15	35,000
			16	$38,100
2009 Dispositions:

68th Street Asset	Miami, FL	January 2009	1	$2,973
Albuquerque, NM Asset	Albuquerque, NM	April 2009	1	2,825
S. Palmetto Asset	Ontario, CA	June 2009	1	5,925
Hotel Circle Asset	Albuquerque, NM	July 2009	1	3,600
Jersey City Asset	Jersey City, NJ	August 2009	1	11,625
Dale Mabry Asset	Tampa, FL	August 2009	1	2,800
Winner Assets 1	Multiple locations in CO	September 2009	6	17,300
Baton Rouge Asset (Eminent Domain)	Baton Rouge, LA	September 2009	(b)	1,918
North H Street Asset (Eminent Domain)	San Bernardino, CA	September 2009	1		(c)
Boulder Assets (a)	Boulder, CO	September 2009	4	32,000
Winner Assets 2	Multiple locations in CO	October 2009	2	6,600
Brecksville Asset	Brecksville, OH	November 2009	1	3,300
			20	$90,866
2008 Acquisitions:

Uptown Asset	Washington, DC	January 2008	1	$13,300

2008 Dispositions:

77th Street Asset	Miami, FL	March 2008	1	$2,175
Leesburg Asset	Leesburg, FL	March 2008	1	2,400
Lakeland Asset	Lakeland, FL	April 2008	1	2,050
Endicott Asset	Union, NY	May 2008	1	2,250
Linden Asset	Linden, NJ	June 2008	1	2,825
Baton Rouge/Prairieville Assets	Multiple locations in LA	June 2008	2	5,400
Churchill Assets	Multiple locations in MS	August 2008	4	8,333
Biloxi/Gulf Breeze Assets	Multiple locations in MS/FL	September 2008	2	10,760
Deland Asset	Deland, FL	September 2008	1	2,780
Mobile Assets	Mobile, AL	September 2008	2	6,140
Hudson Assets	Hudson, OH	October 2008	2	2,640
Stuart/Vero Beach Assets	Multiple locations in FL	October 2008	2	4,550
Skipper Road Assets	Multiple locations in FL	November 2008	2	5,020
Waterway Asset	Miami, FL	December 2008	1	4,635
			23	$61,958

(a)                        The Operating Partnership provided $17.6 million in seller financing to the buyer as part of the Boulder Assets disposition, and this financing was subsequently repaid during 2010.

(b)                       Approximately one third of the Baton Rouge Asset was taken in conjunction with eminent domain proceedings.  The Operating Partnership continues to own and operate the remaining two thirds of the asset and includes the asset in the Operating Partnership’s total portfolio property count.

(c)                        The entirety of the North H Street Asset was taken in conjunction with eminent domain proceedings and the Operating Partnership removed this asset from its total portfolio asset count.  The Operating Partnership expects to finalize compensatory terms with the State of California in 2011.

4.                                      ACQUISITIONS

On April 28, 2010, the Operating Partnership acquired 85 management contracts from United Stor-All Management, LLC (“United Stor-All”).  The Operating Partnership accounted for this acquisition as a business combination.  The 85 management contracts relate to facilities located in 16 states and the District of Columbia.  The Operating Partnership recorded the fair value of the assets acquired, which includes the intangible value related to the management contracts, as other assets, net on the Operating Partnership’s consolidated balance sheet.  The Operating Partnership’s estimate of the fair value of the acquired assets and liabilities utilized Level 3 inputs and considered the probability of the expected period the contracts would remain in place, including estimated renewal periods, and the amount of the discounted estimated future contingent payments to be made.  The Operating Partnership paid $4.1 million in cash for the contracts and recognized $1.8 million in contingent consideration.  The Operating Partnership records changes in the fair value of the contingent consideration liability in earnings.  The Operating Partnership has recognized $0.9 million of amortization during 2010.  The Operating Partnership expensed $0.3 million in transaction related costs during the quarter ended June 30, 2010 that are included in acquisition related costs on the Operating Partnership’s consolidated statement of operations.  The average estimated life of the intangible value of the management contracts is 56 months from the April 2010 closing.

During the quarter ended March 31, 2008, the Operating Partnership acquired a self storage facility and allocated approximately $1.0 million to the intangible value of the in-place leases.  This asset represented the value of in-place leases at the time of acquisition.  The estimated life of this asset at the time of acquisition was 12 months.  The Operating Partnership recognized amortization expense related to this asset of $0.1 million and $0.9 million during 2009 and 2008, respectively.

During 2010, the Operating Partnership acquired 12 self-storage facilities and allocated an aggregate of approximately $3.7 million to the intangible value of the in-place leases.  These assets represent the value of in-place leases at the time of acquisition.  The Operating Partnership recognized amortization expense related to these assets of $0.7 million during 2010.

Refer to Note 3 for details of the 2010, 2009 and 2008 facility acquisitions.

5.                                      SECURED CREDIT FACILITY, UNSECURED CREDIT FACILITY AND SECURED TERM LOANS

On December 8, 2009, the Operating Partnership entered into a three-year, $450 million senior secured credit facility (the “Secured Credit Facility”), consisting of a $200 million secured term loan and a $250 million secured revolving credit facility.  The Secured Credit Facility was collateralized by mortgages on “borrowing base properties” (as defined in the Secured Credit Facility agreement).  The Secured Credit Facility replaced a three-year $450 million unsecured credit facility entered into in November 2006 consisting of a $200 million unsecured term loan and a $250 million in unsecured revolving credit facility.  All borrowings under this unsecured credit facility were repaid in December 2009.

On September 29, 2010, the Operating Partnership amended the Secured Credit Facility.  The amended credit facility (the “Credit Facility”) consists of a $200 million unsecured term loan and a $250 million unsecured revolving credit facility.  The unsecured Credit Facility has a three-year term expiring on December 7, 2013 and borrowings under the facility bear interest at a spread to LIBOR tied to the Operating Partnership’s leverage levels.  The Operating Partnership incurred $2.5 million in connection with this amendment and capitalized these costs as a component of loan procurement costs, net of amortization on the Operating Partnership’s consolidated balance sheet.

At December 31, 2010, $200.0 million of unsecured term loan borrowings and $43.0 million of unsecured revolving credit facility borrowings were outstanding under the Credit Facility and $207.0 million remained available for borrowing under the Credit Facility.  As of December 31, 2010, borrowings under the Credit Facility had a weighted average interest rate of 3.8%, and the Operating Partnership was in compliance with all covenants.

6.                                      MORTGAGE LOANS AND NOTES PAYABLE

The Operating Partnership’s mortgage loans and notes payable are summarized as follows:

	Carrying Value as of:
	December 31,	December 31,	Effective	Maturity
Mortgage Loan	2010	2009	Interest Rate	Date
	(in thousands)
YSI 1	$—	$83,342	5.19%	May-10
YSI 4	—	6,065	5.25%	Jul-10
YSI 26	—	9,475	5.00%	Aug-10
YSI 25	—	7,975	5.00%	Oct-10
YSI 2	—	83,480	5.33%	Jan-11
YSI 12	1,477	1,520	5.97%	Sep-11
YSI 13	1,270	1,307	5.97%	Sep-11
YSI 6	76,137	77,370	5.13%	Aug-12
YASKY	80,000	80,000	4.96%	Sep-12
YSI 14	1,759	1,812	5.97%	Jan-13
YSI 7	3,100	3,163	6.50%	Jun-13
YSI 8	1,771	1,808	6.50%	Jun-13
YSI 9	1,948	1,988	6.50%	Jun-13
YSI 17	4,121	4,246	6.32%	Jul-13
YSI 27	499	516	5.59%	Nov-13
YSI 30	7,316	7,567	5.59%	Nov-13
YSI 11	2,420	2,486	5.87%	Dec-13
USIFB	3,726	3,834	4.80%	Dec-13
YSI 5	3,193	3,281	5.25%	Jan-14
YSI 28	1,555	1,598	5.59%	Feb-14
YSI 34	14,823	14,955	8.00%	Jun-14
YSI 37	2,210	2,244	7.25%	Aug-14
YSI 40	2,520	2,581	7.25%	Aug-14
YSI 44	1,095	1,121	7.00%	Sep-14
YSI 41	3,879	3,976	6.60%	Sep-14
YSI 38	3,973	4,078	6.35%	Oct-14
YSI 45	5,443	5,527	6.75%	Oct-14
YSI 46	3,430	3,486	6.75%	Oct-14
YSI 43	2,919	2,994	6.50%	Nov-14
YSI 48	25,270	25,652	7.25%	Nov-14
YSI 50	2,322	2,380	6.75%	Dec-14
YSI 10	4,091	4,166	5.87%	Jan-15
YSI 15	1,877	1,920	6.41%	Jan-15
YSI 20	62,459	64,258	5.97%	Nov-15
YSI 31	13,660	13,891	6.75%	Jun-19	(a)
YSI 35	4,499	4,499	6.90%	Jul-19	(a)
YSI 32	6,058	6,160	6.75%	Jul-19	(a)
YSI 33	11,370	11,570	6.42%	Jul-19
YSI 42	3,184	3,263	6.88%	Sep-19	(a)
YSI 39	3,931	3,991	6.50%	Sep-19	(a)
YSI 47	3,176	3,250	6.63%	Jan-20	(a)
Unamortized fair value adjustment	(24)	231

Total mortgage loans and notes payable	$372,457	$569,026

(a)                        These borrowings have a fixed interest rate for the first five years of their term, which then resets and remains constant over the final five years of the loan term.

As of December 31, 2010 and 2009, the Operating Partnership’s mortgage loans payable were secured by certain self-storage facilities with net book values of approximately $540 million and $776 million, respectively. The following table represents the future principal payment requirements on the outstanding mortgage loans and notes payable at December 31, 2010 (in thousands):

2011	$8,893
2012	159,984
2013	29,966
2014	91,058
2015	60,095
2016 and thereafter	22,485
Total mortgage payments	372,481
Plus: Unamortized fair value adjustment	(24)
Total mortgage indebtedness	$372,457

The Operating Partnership currently intends to fund its 2011 future principal payment requirements from cash provided by operating activities and from draws under the revolving credit facility.

7.                                      NONCONTROLLING INTERESTS AND LIMITED PARTNERSHIP INTEREST OF THIRD PARTIES

Variable Interests in Consolidated Real Estate Joint Ventures

On August 13, 2009, the Operating Partnership, through a wholly-owned subsidiary, formed a joint venture (“HART”) with an affiliate of Heitman, LLC (“Heitman”) to own and operate 22 self-storage facilities, which are located throughout the United States.  Upon formation, Heitman contributed approximately $51 million of cash to a newly-formed limited partnership and the Operating Partnership contributed certain unencumbered wholly-owned properties with an agreed upon value of approximately $102 million to such limited partnership.  In exchange for its contribution of those properties, the Operating Partnership received a cash distribution from HART of approximately $51 million and obtained a 50% interest in HART.  The Operating Partnership is the managing partner of HART and manages the properties owned by HART in exchange for a market rate management fee.

The Operating Partnership determined that HART is a variable interest entity, and that the Operating Partnership is the primary beneficiary.  Accordingly, the Operating Partnership consolidates the assets, liabilities and results of operations of HART.  The 50% interest that is owned by Heitman is reflected as noncontrolling interest in subsidiaries within permanent capital, separate from the Operating Partnership’s capital on the consolidated balance sheets.  At December 31, 2010, HART had total assets of $89.5 million, including $87.3 million of storage facilities, net and total liabilities of $2.3 million.

The Operating Partnership formed USIFB, LLP (“the Venture”) to own, operate, acquire and develop self-storage facilities in England.  The Operating Partnership owns a 97% interest in the Venture through a wholly-owned subsidiary.  The Venture commenced operations at two facilities in London, England during 2008.  The Operating Partnership determined that the Venture is a variable interest entity, and that the Operating Partnership is the primary beneficiary.  Accordingly, the Operating Partnership consolidates the assets, liabilities and results of operations of the Venture.  At December 31, 2010, the Venture had total assets of $11.3 million and total liabilities of $4.0 million, including a mortgage loan of $3.7 million secured by storage facilities with a net book value of $3.5 million.  At December 31, 2010, the Venture’s creditors had no recourse to the general credit of the Operating Partnership.

Operating Partnership Ownership

The Operating Partnership has followed the guidance regarding the classification and measurement of redeemable securities.  Under this guidance, securities that are redeemable for cash or other assets, at the option of the holder and not solely within the control of the issuer, must be classified outside of permanent capital.  This classification results in certain outside ownership interests being included as redeemable Limited Partnership interest of third parties outside of permanent capital in the consolidated balance sheets.  The Operating Partnership makes this determination based on terms in applicable agreements, specifically in relation to redemption provisions.  Additionally, with respect to redeemable ownership interests in the Limited Partnership held by third parties for which U-Store-It Trust has a choice to settle the redemption by delivery of its own shares, the Operating Partnership considered the guidance regarding accounting for derivative financial instruments indexed to, and potentially settled in, a company’s own shares, to evaluate whether U-Store-It Trust controls the actions or events necessary to presume share settlement.  The guidance also requires that Limited Partnership interests of third parries classified outside of permanent capital be adjusted each period to the greater of the carrying value based on the accumulation of historical cost or the redemption value.

As of December 31, 2010 and December 31, 2009, 4.6% and 4.9%, respectively, of all outstanding OP Units were owned by third parties.  The interests in the Operating Partnership represented by these OP Units were a component of the consideration that the Operating Partnership paid to acquire certain self-storage facilities.  The holders of the OP Units are limited partners in the Operating Partnership and have the right to require U-Store-It Trust to redeem all or part of their OP Units for, at the general partner’s option, an equivalent number of common shares of U-Store-It Trust or cash based upon the fair value of an equivalent number of common shares of U-Store-It Trust.  However, the partnership agreement of the Operating Partnership contains certain provisions that could result in a settlement outside the control of U-Store-It Trust and the Operating Partnership, as U-Store-It Trust does not have the ability to settle in unregistered shares.  Accordingly, consistent with the guidance, the Operating Partnership will record the OP Units owned by third parties outside of permanent capital in the consolidated balance sheets.  Net income or loss related to the OP Units owned by third parties is excluded from net income or loss attributable to Operating Partner in the consolidated statements of operations.

The per Unit cash redemption amount would equal the average of the closing prices of the common shares of U-Store-It Trust on the New York Stock Exchange for the 10 trading days ending prior to U-Store-It Trust’s receipt of the redemption notice for the applicable OP Unit.  At December 31, 2010 and December 31, 2009, 4,737,136 and 4,809,636 OP Units were outstanding, respectively, and the calculated aggregate redemption value of outstanding OP Units was based upon U-Store-It Trust’s average closing share prices.  Based on U-Store-It Trust’s evaluation of the redemption value of the redeemable Limited Partnership interest of third parties (the OP Units owned by third parties), the Operating Partnership has reflected these interests at their redemption value as of December 31, 2010, as the estimated redemption value exceeded their carrying value at December 31, 2010, by recording a $1.5 million increase to Limited Partnership interest of third parties with a corresponding decrease to capital.  As of December 31, 2009, the carrying value of the Limited Partnership interest of third parties exceeded the estimated redemption value so no adjustment was required.

8.                                      RELATED PARTY TRANSACTIONS

Corporate Office Leases

Subsequent to its entry into lease agreements with related parties for office space, the Operating Partnership entered into sublease agreements with various unrelated tenants for the related office space.

Each of these properties is part of Airport Executive Park, a 50-acre office and flex development located in Cleveland, Ohio, which is owned by former executives. The general partner’s independent Trustees approved the terms of, and entry into, each of the office lease agreements by the Operating Partnership.  The table below shows the office space subject to these lease agreements and certain key provisions, including the term of each lease agreement, the period for which the Operating Partnership may extend the term of each lease agreement, and the minimum and maximum rents payable per month during the term.

Office Space	Approximate Square Footage	Term	Period of Extension Option (1)	Fixed Minimum Rent Per Month	Fixed Maximum Rent Per Month
The Parkview Building — 6745 Engle Road; and 6751 Engle Road	21,900	12/31/2014	Five-year	$25,673	$31,205
6745 Engle Road — Suite 100	2,212	12/31/2014	Five-year	$3,051	$3,709
6745 Engle Road — Suite 110	1,731	12/31/2014	Five-year	$2,387	$2,901
6751 Engle Road — Suites C and D	3,000	12/31/2014	Five-year	$3,137	$3,771

(1)                        The Operating Partnership may extend the lease agreement beyond the termination date by the period set forth in this column at prevailing market rates upon the same terms and conditions contained in each of the lease agreements.

In addition to monthly rent, the office lease agreements provide that the Operating Partnership reimburse the landlord for certain maintenance and improvements to the leased office space.  The total amounts of lease payments incurred under the six office leases during the years ended December 31, 2010 and December 31, 2009 were approximately $0.5 million and $0.3 million, respectively.

Total future minimum rental payments due in accordance with the related party lease agreements and total future cash receipts due from the Operating Partnership’s subtenants as of December 31, 2010 are as follows:

	Due to Related Party	Due from Subtenant
	Amount	Amount
	(in thousands)

2011	$475	$314
2012	475	314
2013	499	314
2014	499	315
	$1,948	$1,257

Other

During the third quarter of 2009, the Operating Partnership entered into a relocation transaction with a member of management whereby the Operating Partnership purchased the former residence of the member of management for $985,000 which was recorded as a component of other assets.  The Operating Partnership sold the asset on September 10, 2010.

9.                                      FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximates their respective book values at December 31, 2010 and 2009.  The Operating Partnership had fixed interest rate loans with a carrying value of $372.5 million and $569.0 million at December 31, 2010 and 2009, respectively.  The estimated fair values of these fixed rate loans were $351.8 million and $530.7 million at December 31, 2010 and 2009, respectively.  The Operating Partnership had variable interest rate loans with a carrying value of $243.0 million and $200.0 million at December 31, 2010 and 2009, respectively.  The estimated fair values of the variable interest rate loans approximate their carrying values due to their floating rate nature and market spreads.  These estimates are based on discounted cash flow analyses assuming market interest rates for comparable obligations at December 31, 2010 and 2009.

10.                               DISCONTINUED OPERATIONS

For the years ended December 31, 2010, 2009 and 2008, discontinued operations relates to 16 properties that the Operating Partnership sold during 2010, 20 properties that the Operating Partnership sold during 2009 (one of which was held-for-sale at December 31, 2008), and 23 properties that the Operating Partnership sold during 2008 (see Note 3).  Each of the sales during 2010, 2009, and 2008 resulted in the recognition of a gain, which in the aggregate totaled $1.8 million, $14.1 million, and $19.7 million, respectively.

The following table summarizes the revenue and expense information for the period the Operating Partnership owned the properties classified as discontinued operations during the years ended December 31, 2010, 2009 and 2008 (in thousands):

	For the year ended December 31,
	2010	2009	2008

REVENUES
Rental income	$5,707	$13,496	$23,775
Other property related income	591	1,131	1,829
Total revenues	6,298	14,627	25,604
OPERATING EXPENSES
Property operating expenses	2,581	5,352	9,499
Depreciation and amortization	1,711	4,444	6,886
Total operating expenses	4,292	9,796	16,385
OPERATING INCOME	2,006	4,831	9,219
Income from discontinued operations	2,006	4,831	9,219
Net gain on disposition of discontinued operations	1,826	14,139	19,720
Income from discontinued operations	$3,832	$18,970	$28,939

11.                               COMMITMENTS AND CONTINGENCIES

The Operating Partnership currently owns one self-storage facility subject to a ground lease and five self-storage facilities having parcels of land that are subject to ground leases. The Operating Partnership recorded ground rent expense of approximately $0.2 million for each of the years ended December 31, 2010, 2009 and 2008, respectively.  Total future minimum rental payments under non-cancelable ground leases are $0.1 million for the years ended December 31, 2011 through December 31, 2014.

The Operating Partnership has been named as a defendant in a number of lawsuits in the ordinary course of business.  In most instances, these claims are covered by the Operating Partnership’s liability insurance coverage.  Management believes that the ultimate settlement of the suits will not have a material adverse effect on the Operating Partnership’s financial statements.

12.                               RISK MANAGEMENT AND USE OF FINANCIAL INSTRUMENTS

The Operating Partnership’s use of derivative instruments is limited to the utilization of interest rate agreements or other instruments to manage interest rate risk exposures and not for speculative purposes.  The principal objective of such arrangements is to minimize the risks and/or costs associated with the Operating Partnership’s operating and financial structure, as well as to hedge specific transactions.  The counterparties to these arrangements are major financial institutions with which the Operating Partnership and its subsidiaries may also have other financial relationships.  The Operating Partnership is potentially exposed to credit loss in the event of non-performance by these counterparties.  However, because of the high credit ratings of the counterparties, the Operating Partnership does not anticipate that any of the counterparties will fail to meet these obligations as they come due.  The Operating Partnership does not hedge credit or property value market risks.

The Operating Partnership has entered into interest rate swap agreements that qualify and are designated as cash flow hedges designed to reduce the impact of interest rate changes on its variable rate debt.  Therefore, the interest rate swaps are recorded in the consolidated balance sheets at fair value and the related gains or losses are deferred in unitholders’ capital as Accumulated Other Comprehensive Loss.  These deferred gains and losses are amortized into interest expense during the period or periods in which the related interest payments affect earnings.  However, to the extent that the interest rate swaps are not perfectly effective in offsetting the change in value of the interest payments being hedged, the ineffective portion of these contracts is recognized in earnings immediately.  Ineffectiveness was immaterial for all periods presented.

The Operating Partnership formally assesses, both at inception of the hedge and on an on-going basis, whether each derivative is highly-effective in offsetting changes in cash flows of the hedged item.  If management determines that a derivative is highly-effective as a hedge, it accounts for the derivative using hedge accounting, pursuant to which gains or losses inherent in the derivative do not impact the Operating Partnership’s results of operations.  If management determines that a derivative is not highly-effective as a hedge or if a derivative ceases to be a highly-effective hedge, the Operating Partnership will discontinue hedge accounting prospectively and will reflect in its statements of operations realized and unrealized gains and losses in respect of the derivative.

As of December 31, 2010, the Operating Partnership had an interest rate cap agreement that effectively limited the LIBOR component of the interest rate on $150 million of credit facility borrowings to 1.50% per annum through January 2011.  The following table includes all other hedge activity during 2009 and 2010 (dollars in thousands).

Hedge		Notional
Product	Hedge Type	Amount	Strike	Effective Date	Maturity

Swap	Cash flow	$50,000	4.7725%	8/24/2007	11/20/2009
Swap	Cash flow	25,000	4.7160%	9/4/2007	11/20/2009
Swap	Cash flow	25,000	2.3400%	3/28/2008	11/20/2009
Swap	Cash flow	200,000	2.7625%	5/28/2008	11/20/2009

13.                               FAIR VALUE MEASUREMENTS

As stated in Note 2 “Summary of Significant Accounting Policies” on January 1, 2008, the Operating Partnership adopted the methods of fair value as described in authoritative guidance issued by the FASB, to value its financial assets and liabilities.  As defined in the guidance, fair value is based on the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Operating Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considering counterparty credit risk in its assessment of fair value.

There were no financial assets and liabilities carried at fair value as of December 31, 2010 or 2009.

14.                               SHARE-BASED COMPENSATION PLANS

On June 2, 2010 the shareholders of U-Store-It Trust approved an amendment and restatement of U-Store-It Trust’s 2007 Equity Incentive Plan, a share-based employee compensation plan originally approved by shareholders on May 8, 2007 (as amended and restated, the “2007 Plan”).  On October 19, 2004, U-Store-It Trust’s then sole shareholder approved a share-based employee compensation plan, the 2004 Equity Incentive Plan (the “2004 Plan” and collectively with the 2007 Plan, the “Plans”).  The purpose of the Plans is to attract and retain highly qualified executive officers, Trustees and key employees and other persons and to motivate such officers, Trustees, key employees and other persons to serve U-Store-It Trust and its affiliates to expend maximum effort to improve the business results and earnings of U-Store-It Trust and its affiliates, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of U-Store-It Trust.  To this end, the Plans provide for the grant of share options, share appreciation rights, restricted shares, share units, unrestricted shares, dividend equivalent rights and cash awards.  Any of these awards may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals.  Share options granted under the Plans may be non-qualified share options or incentive share options.

The Plans are administered by the Compensation Committee of the Board of Trustees (the “Compensation Committee”) of U-Store-It Trust.  The Compensation Committee interprets the Plans and, subject to its right to delegate authority to grant awards, determines the terms and provisions of option grants and share awards.

The 2007 Plan uses a “Fungible OP Units” methodology for computing the maximum number of common shares available for issuance under the 2007 Plan.  The Fungible OP Units methodology assigns weighted values to different types of awards under the 2007 Plan without assigning specific numerical limits for different types of awards.  Upon shareholder approval of the amendment and restatement of the 2007 Plan in June 2010, a “Fungible Pool Limit” was established consisting of 4,728,561 common shares plus any common shares restored to availability upon expiration or forfeiture of then-currently outstanding options or restricted share awards (consisting of 372,135 shares).

The 2007 Plan provides that any common shares made the subject of awards in the form of options or share appreciation rights shall be counted against the Fungible Pool Limit as one (1) unit.  Any common shares made the subject of awards under the 2007 Plan in the form of restricted shares or share units (each a “Full-Value Award”) shall be counted against the Fungible Pool Limit as 1.66 units.  The Fungible Pool Limit and the computation of the number of common shares available for issuance are subject to adjustment upon certain corporate transactions or events, including share splits, reverse share splits and recapitalizations.  The number of shares counted against the Fungible Pool Limit includes the full number of shares subject to the award, and is not reduced in the event shares are withheld to fund withholding tax obligations, or, in the case of options and share appreciation rights, where shares are applied to pay the exercise price.  If an option or other award granted under the 2007 Plan expires, is forfeited or otherwise terminates, the common shares subject to any portion of such option or other award that expires, is forfeited or that otherwise terminates, as the case may be, will again become available for issuance under the 2007 Plan.

In addition to the overall limit on the number of shares that may be subject to awards under the 2007 Plan, the 2007 Plan limits the number of shares that may be the subject of awards during the three-year period ending December 31, 2012.  Specifically, the average of the following three ratios (each expressed as a percentage) shall not exceed the greater of two percent (2%) or the mean of U-Store-It Trust’s GICS peer group for the three-year period beginning January 1, 2010 and ending December 31, 2012.  The three ratios would correspond to the three calendar years in the three-year period ending December 31, 2012, and each ratio would be computed as (i) the number of shares subject to awards granted in the applicable year divided by (ii) the sum of the number of common shares and OP Units exchangeable into common shares outstanding at the end of such year.  Solely for purposes of calculating the number of shares subject to awards under this limitation, shares underlying Full-Value Awards will be taken into account in the numerator of the foregoing ratios as 1.5 shares.

Subject to adjustment upon certain corporate transactions or events, a participant may not receive awards (with shares subject to awards being counted, depending on the type of award, in the proportions ranging from 1.0 to 1.66), as described above in any one calendar year covering more than 1,000,000 shares.

With respect to the 2004 Plan, a total of 3,000,000 common shares are reserved for issuance under the 2004 Plan.  The maximum number of common shares underlying capital awards that may be granted to an individual participant under the 2004 Plan during any calendar year is 400,000 for options or share appreciation rights and 100,000 for restricted shares or restricted share units.  The maximum number of common shares that can be awarded under the Plan to any person, other than pursuant to an option, share appreciation rights or time-vested restricted shares, is 250,000 per calendar year under the 2004 Plan.  To the extent that options expire unexercised or are terminated, surrendered or canceled, the options and share awards become available for future grants under the 2004 Plan, unless the 2004 Plan has been terminated.

Under the Plans, the Compensation Committee determines the vesting schedule of each share award and option.  The exercise price for options is equivalent to the fair value of the underlying common shares at the grant date.  The Compensation Committee also determines the term of each option, which shall not exceed 10 years from the grant date.

Share Options

The fair values for options granted in 2010, 2009, and 2008 were estimated at the time the options were granted using the Black-Scholes option-pricing model applying the following weighted average assumptions:

Assumptions:	2010	2009	2008
Risk-free interest rate	3.7%	2.6%	3.4%
Expected dividend yield	5.4%	5.5%	6.9%
Volatility (a)	57.60%	46.49%	27.3%
Weighted average expected life of the options (b)	9.9 years	9.8 years	9.0 years
Weighted average grate date fair value of options granted per share	$2.60	$1.02	$1.09

(a)  Expected volatility is based upon the level of volatility historically experienced.

(b)  Expected life is based upon our expectations of option recipients’ expected exercise and termination patterns.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options.  In addition, option-pricing models require the input of highly subjective assumptions, including the expected share price volatility.  Volatility for the 2008, 2009, and 2010 grants was based on the trading history of U-Store-It Trust’s common shares.

In 2010, 2009, and 2008, the Operating Partnership recognized compensation expense related to options issued to employees and executives of approximately $1.9 million, $1.8 million and $1.4 million, respectively, which was recorded in general and administrative expense.  Approximately 575,000 options, which vest over three to five years, were issued during 2010 and for which the fair value at their respective grant dates was approximately $1.5 million.  As of December 31, 2010, the Operating Partnership had approximately $2.0 million of unrecognized option compensation cost related to all grants that will be recorded over the next five years.

The table below summarizes the option activity under the Plan for the years ended December 31, 2010, 2009 and 2008:

			Weighted Average
	Number of Shares	Weighted Average	Remaining
	Under Option	Exercise Price	Contractual Term
Balance at December 31, 2007	1,916,771	$18.95	8.74
Options granted	2,400,990	9.43	9.09
Options canceled	(1,006,662)	13.08	—
Options exercised	—	—	—
Balance at December 31, 2008	3,311,099	$13.84	8.42
Options granted	1,456,881	3.75	9.09
Options canceled	(221,676)	11.73	—
Options exercised	—	—	—
Balance at December 31, 2009	4,546,304	$10.71	7.95
Options granted	574,556	7.32	9.06
Options canceled	(50,875)	12.71	—
Options exercised	(56,225)	3.46	8.11
Balance at December 31, 2010	5,013,760	$10.38	7.18

Vested or expected to vest at December 31, 2010	5,013,760	$10.38	7.18
Exercisable at December 31, 2010	2,652,755	$13.12	6.60

At December 31, 2010, the aggregate intrinsic value of options outstanding, of options that vested or expected to vest and of options that were exercisable was approximately $9.3 million.  The aggregate intrinsic value of options exercised was approximately $0.2 million for the year ended December 31, 2010.

Restricted Shares

The Operating Partnership applies the fair value method of accounting for contingently issued shares.  As such, each grant is recognized ratably over the related vesting period.  Approximately 387,000 restricted shares, which vest over three and five years, were issued during 2010 the fair value of which at their respective grant dates was approximately $2.8 million.  During 2009, approximately 402,000 restricted shares were issued the fair value of which at their respective grant dates was approximately $1.5 million.  As of December 31, 2010 the Operating Partnership had approximately $2.2 million of remaining unrecognized restricted share compensation costs that will be recognized over the next four years.

The fair value for restricted shares granted in 2008 was estimated at the time the shares were granted.  Awards that contain a market feature were valued using a Monte Carlo-pricing model applying the following weighted average assumptions:

Assumptions:	2008
Risk-free interest rate	2.1%
Volatility of total annual return	28.5%
Weighted average expected life of the shares	3 years
Weighted average grant date fair value of shares granted	$4.14

The Monte Carlo pricing model was not used to value the 2010 and 2009 restricted shares granted as no market conditions were present in these awards, as the fair value of the restricted shares grants were equal to the share price on the date of grant.

In 2010, 2009 and 2008, the Operating Partnership recognized compensation expense related to restricted shares issued to employees and Trustees of approximately $1.8 million, $1.6 million and $1.3 million, respectively; these amounts were recorded in general and administrative expense.  The following table presents non-vested restricted share activity during 2010:

Number of Non-
Vested Restricted
Shares
Non-Vested at January 1, 2010	572,320
Granted	386,785
Vested	(235,698)
Forfeited	(51,585)
Non-Vested at December 31, 2010	671,822

15.                               EARNINGS PER OP UNIT AND CAPITAL

The following is a summary of the elements used in calculating basic and diluted earnings per OP Unit:

	For the year ended December 31,
	2010	2009	2008
	(Dollars and shares in thousands, except per unit amounts)

Loss from continuing operations	$(9,851)	$(19,302)	$(25,837)
Limited Partnership interest of third parties	557	1,046	2,034
Noncontrolling interest in subsidiaries	(1,755)	(665)	—
Loss from continuing operations attributable to Operating Partner	$(11,049)	$(18,921)	$(23,803)

Total discontinued operations	3,832	18,970	28,939
Limited Partnership interest of third parties	(176)	(986)	(2,344)
Total discontinued operations attributable to Operating Partner	$3,656	$17,984	$26,595
Net income (loss) attributable to Operating Partner	$(7,393)	$(937)	$2,792

Weighted-average OP units outstanding	93,998	70,988	57,621
OP unit options and restricted OP units (1)	—	—	—
Weighted-average diluted OP units outstanding (2)	93,998	70,988	57,621

Income (loss) per Common OP unit:
Continuing operations	$(0.12)	$(0.27)	$(0.41)
Discontinued operations	0.04	0.26	0.46
Basic and diluted earnings (loss) per OP unit	$(0.08)	$(0.01)	$0.05

(1)                        For the years ended December 31, 2010, 2009 and 2008, the potentially dilutive OP units of approximately 1,177,000, 547,000, and 94,000 respectively, were not included in the earnings per OP unit calculation as their effect is antidilutive.

(2)                        For the years ended December 31, 2010, 2009 and 2008, the Operating Partnership declared cash dividends per OP unit of $0.145, $0.10 and $0.565, respectively.

The OP Units of the Operating Partnership and common shares of U-Store-It Trust have essentially the same economic characteristics as they share equally in the total net income or loss and distributions of the Operating Partnership.  An OP Unit may be redeemed for cash, or at the general partner’s option, common shares on a one-for-one basis (refer to Note 7).  As of December 31, 2010, 2009 and 2008, there were 4,737,136, 4,809,636 and 5,079,928, respectively, owned by third parties.  As of December 31, 2010, 98,596,796 common shares were outstanding.

Issuance of OP Units

On August 19, 2009, the Operating Partnership issued 32.2 million OP Units to U-Store-It Trust in exchange for the contribution by U-Store-It Trust of the $161.9 million in net proceeds from its sale of an equivalent number of common shares.  In April 2009, U-Store-It Trust commenced the sale of up to 10 million common shares pursuant to a continuous offering program, which was amended in January 2011 to increase the number of shares available for sale under the program to 15 million.  Under the program, U-Store-It Trust may sell common shares in amounts and at times to be determined by it.  Actual sales will be determined by a variety of factors to be determined by U-Store-It Trust, including market conditions, the trading price of its common shares and its determination of the appropriate sources of funding.  Each time that U-Store-It Trust sells common shares under the program, it contributes the net proceeds to the Operating partnership in exchange for an equivalent number of OP Units.  In connection with the offering program, U-Store-It Trust engaged a sales agent who receives compensation equal to up to three percent of the gross sales price per common share sold pursuant to the program.  During the year ended December 31, 2010, U-Store-It Trust sold 5.6 million common shares under the program at an average sales price of $8.62 per share, resulting in net proceeds of $47.6 million ($57.6 million of net proceeds and 8.1 million shares sold with an average sales price of $7.28 since program inception in 2009).  The Operating Partnership used the net proceeds contributed to it by U-Store-It Trust to fund the acquisition of storage facilities and for general corporate purposes.

16.                               INCOME TAXES

Deferred income taxes are established for temporary differences between financial reporting basis and tax basis of assets and liabilities at the enacted tax rates expected to be in effect when the temporary differences reverse.  A valuation allowance for deferred tax assets is provided if the Operating Partnership believes that it is more likely than not that all or some portion of the deferred tax asset will not be realized.  No valuation allowance was recorded at December 31, 2010 or 2009.  The Operating Partnership had net deferred tax assets of $0.3 million and $0.5 million, which are included in other assets, as of December 31, 2010 and 2009, respectively.  The Operating Partnership believes it is more likely than not the deferred tax assets will be realized.

The following table discloses the income tax rates for the periods identified below:

	For the year ended December 31,
Effective income tax rate	2010	2009	2008

Statutory federal income tax rate	34%	34%	34%
State and local income taxes	4%	4%	4%
Effective income tax rate	38%	38%	38%

	As of December 31,
	2010		2009		2008
	(dollars in thousands)
Deferred taxes	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Share based compensation	$2,971	$2,689	$2,177	$1,933	$1,325	$1,185
Other	34	—	258	—	324	—
Deferred taxes	$3,005	$2,689	$2,435	$1,933	$1,649	$1,185

17.                               PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

During 2010, the Operating Partnership acquired 85 management contracts from United Stor-All and accounted for this acquisition as a business combination.  Additionally, during the year ended December 31, 2010, the Operating Partnership acquired 12 self-storage facilities for an aggregate purchase price of approximately $85.1 million.  There were no acquisitions during 2009 (see note 4).

The unaudited condensed consolidated pro forma financial information set forth below reflects adjustments to the Operating Partnership’s historical financial data to give effect to each of the acquisitions and related financing activity (including the issuance of OP Units) that occurred subsequent to January 1, 2009 as if each had occurred as of January 1, 2009.  The unaudited pro forma information presented below does not purport to represent what the Operating Partnership’s actual results of operations would have been for the periods indicated, nor does it purport to represent the Operating Partnership’s future results of operations.

The following table summarizes, on a pro forma basis, the Operating Partnership’s consolidated results of operations for the years ended December 31, 2010 and 2009 based on the assumptions described above:

	2010	2009
	(unaudited)
	(in thousands, except per unit data)

Pro forma revenue	$224,586	$222,953
Pro forma loss from continuing operations	(10,880)	(21,296)
Loss per OP unit from continuing operations:
Basic and diluted — as reported	$(0.12)	$(0.27)
Basic and diluted — as pro forma	(0.12)	(0.28)

18.                               SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of quarterly financial information for the years ended December 31, 2010 and 2009 (in thousands, except per OP Unit data):

	Three months ended
	March 31,	June 30,	September 30,	December 31,
	2010	2010	2010	2010
Total revenues	$51,564	$53,163	$55,487	$56,612
Total operating expenses	44,165	46,529	45,683	45,670
Net income (loss) attributable to U-Store-It, L.P.	(3,475)	(4,521)	(1,480)	2,083
Basic and diluted earnings (loss) per OP unit	(0.04)	(0.05)	(0.02)	0.02

	Three months ended
	March 31,	June 30,	September 30,	December 31,
	2009	2009	2009	2009

Total revenues	$53,263	$52,625	$53,082	$51,762
Total operating expenses	45,906	47,135	45,467	44,566
Net income (loss) attributable to U-Store-It, L.P.	(2,109)	(2,844)	6,818	(2,802)
Basic and diluted earnings (loss) per OP unit	(0.03)	(0.05)	0.09	(0.03)

The summation of quarterly earnings per OP Unit amounts do not necessarily equal the full year amounts.  The above information was updated to reclassify amounts to discontinued operations (see note 10).

19.                               COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
	2010	2009	2008
	(in thousands)
NET INCOME (LOSS)	$(6,019)	$(332)	$3,102
Other comprehensive income (loss):
Unrealized gain (loss) on derivative financial instruments	—	6,153	(4,608)
Unrealized gain (loss) on foreign currency translation	(268)	553	(1,281)
COMPREHENSIVE INCOME (LOSS)	$(6,287)	$6,374	$(2,787)

U-STORE-IT, L.P.

SCHEDULE III

REAL ESTATE AND RELATED DEPRECIATION

DECEMBER 31, 2010

(in thousands)

							Gross Carrying Amount
				Initial Cost		Costs	at December 31, 2010
Description	Square Footage	Encumbrances		Land	Building and Improvements	Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation (N)	Year Acquired / Developed
Mobile, AL	128,999		(A)	226	2,524	1,373	301	3,429	3,730	1,287	1997
Chandler, AZ	47,520			327	1,257	268	327	1,325	1,652	267	2005
Glendale, AZ	56,850		(O)	201	2,265	956	418	2,957	3,375	999	1998
Green Valley, AZ	25,100			298	1,153	165	298	1,147	1,445	226	2005
Mesa I, AZ	52,375			920	2,739	151	921	2,886	3,807	853	2006
Mesa II, AZ	45,445			731	2,176	175	731	2,347	3,078	716	2006
Mesa III, AZ	58,264			706	2,101	168	706	2,265	2,971	687	2006
Phoenix I, AZ	100,762		(O)	1,134	3,376	324	1,135	3,696	4,831	1,099	2006
Phoenix II, AZ	45,270		(O)	756	2,251	282	756	2,530	3,286	728	2006
Scottsdale, AZ	80,425		(O)	443	4,879	1,709	883	6,069	6,952	2,031	1998
Tempe, AZ	53,890		(A)	749	2,159	204	749	2,095	2,844	379	2005
Tucson I, AZ	59,350		(O)	188	2,078	936	384	2,789	3,173	930	1998
Tucson II, AZ	43,950	2,919		188	2,078	924	391	2,767	3,158	914	1998
Tucson III, AZ	49,822		(B)	532	2,048	160	533	1,909	2,442	347	2005
Tucson IV, AZ	48,008		(B)	674	2,595	176	675	2,396	3,071	441	2005
Tucson V, AZ	45,234		(B)	515	1,980	250	515	1,942	2,457	359	2005
Tucson VI, AZ	40,766		(B)	440	1,692	170	440	1,615	2,055	316	2005
Tucson VII, AZ	52,688		(B)	670	2,576	224	670	2,425	3,095	448	2005
Tucson VIII, AZ	46,650		(B)	589	2,265	117	589	2,053	2,642	370	2005
Tucson IX, AZ	67,648		(B)	724	2,786	296	725	2,680	3,405	488	2005
Tucson X, AZ	46,350		(B)	424	1,633	217	425	1,609	2,034	302	2005
Tucson XI, AZ	42,800		(B)	439	1,689	308	439	1,750	2,189	317	2005
Tucson XII, AZ	42,325		(B)	671	2,582	189	672	2,397	3,069	432	2005
Tucson XIII, AZ	45,792		(B)	587	2,258	162	587	2,092	2,679	382	2005
Tucson XIV, AZ	49,095		(O)	707	2,721	227	708	2,553	3,261	468	2005
Apple Valley I, CA	73,440			140	1,570	1,571	476	2,775	3,251	910	1997
Apple Valley II, CA	61,555		(C)	160	1,787	1,196	431	2,681	3,112	914	1997
Benicia, CA	74,770		(O)	2,392	7,028	173	2,392	6,205	8,597	1,092	2005
Cathedral City, CA	109,340		(O)	2,194	10,046	223	2,195	9,283	11,478	2,658	2006
Citrus Heights, CA	75,620		(B)	1,633	4,793	208	1,634	4,319	5,953	820	2005
Diamond Bar, CA	103,034		(O)	2,522	7,404	240	2,524	6,594	9,118	1,235	2005
Escondido, CA	142,870		(M)	3,040	11,804	38	3,040	11,058	14,098	1,999	2007
Fallbrook, CA	46,620			133	1,492	1,492	432	2,663	3,095	863	1997
Lancaster, CA	60,625		(C)	390	2,247	953	556	2,769	3,325	756	2001
Long Beach, CA	125,163		(O)	3,138	14,368	480	3,138	14,844	17,982	3,892	2006
Murrieta, CA	49,815		(M)	1,883	5,532	199	1,903	4,926	6,829	883	2005
North Highlands, CA	57,244		(B)	868	2,546	262	868	2,442	3,310	473	2005
Orangevale, CA	50,392		(B)	1,423	4,175	280	1,423	3,860	5,283	707	2005
Palm Springs I, CA	72,675		(O)	1,565	7,164	130	1,566	7,290	8,856	1,940	2006
Palm Springs II, CA	122,370		(O)	2,131	9,758	375	2,132	10,124	12,256	2,685	2006
Pleasanton, CA	85,055			2,799	8,222	60	2,799	7,117	9,916	1,236	2005
Rancho Cordova, CA	54,128		(B)	1,094	3,212	239	1,095	2,992	4,087	581	2005
Rialto I, CA	57,411		(M)	899	4,118	173	899	4,287	5,186	1,135	2006
Rialto II, CA	99,783			277	3,098	1,745	672	4,390	5,062	1,556	1997
Riverside I, CA	67,170		(M)	1,351	6,183	236	1,351	6,415	7,766	1,695	2006
Riverside II, CA	85,196		(O)	1,170	5,359	346	1,170	5,701	6,871	1,510	2006
Roseville, CA	59,869		(B)	1,284	3,767	375	1,284	3,605	4,889	673	2005
Sacramento I, CA	51,114		(B)	1,152	3,380	230	1,152	3,126	4,278	600	2005
Sacramento II, CA	61,856		(B)	1,406	4,128	147	1,407	3,686	5,093	690	2005
San Bernardino I, CA	31,070		(A)	51	572	1,145	182	1,480	1,662	436	1997
San Bernardino II, CA	41,546		(A)	112	1,251	1,161	306	2,042	2,348	682	1997
San Bernardino IV, CA	35,671		(A)	98	1,093	969	242	1,728	1,970	580	1997
San Bernardino V, CA	83,507		(C)	1,872	5,391	55	1,872	4,783	6,655	891	2005
San Bernardino VI, CA	57,145		(M)	783	3,583	447	783	4,026	4,809	1,037	2006
San Bernardino VII, CA	103,860		(M)	1,205	5,518	252	1,205	5,316	6,521	1,529	2006
San Bernardino VIII, CA	78,729		(M)	1,475	6,753	322	1,476	7,070	8,546	1,867	2006
San Bernardino IX, CA	95,129		(O)	1,691	7,741	286	1,692	7,191	8,883	2,100	2006
San Bernardino X, CA	37,430			775	2,288	121	776	2,078	2,854	381	2005
Santa Ana, CA	63,571		(O)	1,223	5,600	233	1,223	5,829	7,052	1,534	2006
South Sacramento, CA	51,940		(B)	790	2,319	242	791	2,227	3,018	431	2005
Spring Valley, CA	55,045		(M)	1,178	5,394	517	1,178	5,907	7,085	1,502	2006
Temecula I, CA	81,700			660	4,735	1,142	899	5,255	6,154	1,437	1998
Temecula II, CA	84,398		(M)	3,080	5,839	147	3,080	5,876	8,956	1,066	2007
Thousand Palms, CA	75,445		(O)	1,493	6,835	383	1,493	7,214	8,707	1,939	2006
Vista I, CA	74,405			711	4,076	2,081	1,118	5,247	6,365	1,294	2001
Vista II, CA	147,281		(O)	4,629	13,599	198	4,629	11,877	16,506	2,056	2005
Walnut, CA	50,708		(O)	1,578	4,635	184	1,595	4,143	5,738	743	2005

							Gross Carrying Amount
				Initial Cost		Costs	at December 31, 2009
Description	Square Footage	Encumbrances		Land	Building and Improvements	Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation (N)	Year Acquired / Developed
West Sacramento, CA	39,715		(I)	1,222	3,590	163	1,222	3,241	4,463	563	2005
Westminster, CA	68,148			1,740	5,142	241	1,743	4,649	6,392	878	2005
Aurora, CO	75,827		(B)	1,343	2,986	249	1,343	2,742	4,085	497	2005
Colorado Springs I, CO	47,975		(O)	771	1,717	297	771	1,728	2,499	310	2005
Colorado Springs II, CO	62,400	1,877		657	2,674	199	656	2,870	3,526	763	2006
Denver, CO	59,200		(O)	673	2,741	167	674	2,903	3,577	849	2006
Federal Heights, CO	54,770		(B)	878	1,953	190	879	1,819	2,698	325	2005
Golden, CO	86,580		(B)	1,683	3,744	333	1,684	3,462	5,146	600	2005
Littleton I, CO	53,490		(B)	1,268	2,820	162	1,268	2,516	3,784	434	2005
Northglenn, CO	52,102		(B)	862	1,917	180	862	1,777	2,639	324	2005
Bloomfield, CT	48,700		(O)	78	880	2,208	360	2,780	3,140	903	1997
Branford, CT	50,679			217	2,433	1,203	504	2,924	3,428	930	1995
Bristol, CT	47,950		(C)	1,819	3,161	93	1,819	2,800	4,619	581	2005
East Windsor, CT	45,800		(A)	744	1,294	347	744	1,433	2,177	301	2005
Enfield, CT	52,875			424	2,424	369	473	2,232	2,705	620	2001
Gales Ferry, CT	54,230		(O)	240	2,697	1,409	489	3,492	3,981	1,200	1995
Manchester I, CT (6)	47,125			540	3,096	365	563	2,759	3,322	732	2002
Manchester II, CT	52,725		(C)	996	1,730	173	996	1,652	2,648	337	2005
Milford, CT	44,885		(O)	87	1,050	1,073	274	1,918	2,192	727	1994
Monroe, CT	58,500		(C)	2,004	3,483	573	2,004	3,545	5,549	777	2005
Mystic, CT	50,725		(O)	136	1,645	1,794	410	3,148	3,558	1,191	1994
Newington I, CT	42,520		(C)	1,059	1,840	150	1,059	1,724	2,783	348	2005
Newington II, CT	36,140		(C)	911	1,584	176	911	1,529	2,440	319	2005
Old Saybrook I, CT	86,950		(C)	3,092	5,374	368	3,092	4,977	8,069	1,040	2005
Old Saybrook II, CT	26,425		(C)	1,135	1,973	212	1,135	1,900	3,035	398	2005
South Windsor, CT	72,125			90	1,127	1,118	272	2,043	2,315	748	1994
Stamford, CT	28,957		(C)	1,941	3,374	78	1,941	2,961	4,902	610	2005
Washington, DC	63,085		(I)	871	12,759	306	894	12,020	12,914	1,910	2008
Boca Raton, FL	37,958			529	3,054	1,482	813	3,655	4,468	935	2001
Boynton Beach I, FL	61,977		(C)	667	3,796	1,646	958	4,403	5,361	1,152	2001
Boynton Beach II, FL	61,727		(A)	1,030	2,968	231	1,030	2,821	3,851	528	2005
Bradenton I, FL	68,391		(O)	1,180	3,324	175	1,180	3,079	4,259	604	2004
Bradenton II, FL	87,815		(O)	1,931	5,561	364	1,931	5,227	7,158	1,024	2004
Cape Coral, FL	76,567			472	2,769	2,447	830	4,415	5,245	1,394	2000
Dania Beach, FL (6)	181,463		(O)	3,584	10,324	985	3,584	9,978	13,562	1,883	2004
Dania, FL	58,270		(O)	205	2,068	1,389	481	3,149	3,630	1,189	1994
Davie, FL	81,135			1,268	7,183	745	1,373	6,035	7,408	1,292	2001
Deerfield Beach, FL	57,280		(A)	946	2,999	1,964	1,311	4,542	5,853	1,254	1998
Delray Beach, FL	67,821		(A)	798	4,539	635	883	4,215	5,098	1,167	2001
Fernandina Beach, FL	110,785		(O)	189	2,111	4,894	523	6,658	7,181	1,946	1996
Ft. Lauderdale, FL	70,093			937	3,646	2,361	1,384	5,443	6,827	1,497	1999
Ft. Myers, FL	67,558		(A)	303	3,329	605	328	3,463	3,791	1,129	1998
Jacksonville I, FL	80,376		(O)	1,862	5,362	43	1,862	4,739	6,601	757	2005
Jacksonville II, FL	65,070			950	7,004	34	950	6,371	7,321	1,157	2007
Jacksonville III, FL	65,575		(O)	860	7,409	834	1,670	6,861	8,531	1,242	2007
Jacksonville IV, FL	77,515		(O)	870	8,049	49	870	8,054	8,924	1,462	2007
Jacksonville V, FL	82,165		(O)	1,220	8,210	89	1,220	7,763	8,983	1,403	2007
Lake Worth, FL	161,808			183	6,597	6,755	183	11,728	11,911	3,696	1998
Lakeland, FL	49,095		(A)	81	896	992	256	1,384	1,640	449	1994
Kendall, FL	75,395		(I)	2,350	8,106	65	2,350	7,403	9,753	1,338	2007
Lutz I, FL	66,895		(O)	901	2,478	146	901	2,303	3,204	447	2004
Lutz II, FL	69,232			992	2,868	226	992	2,725	3,717	554	2004
Margate I, FL	54,505		(A)	161	1,763	1,804	399	3,278	3,677	1,192	1994
Margate II, FL	65,186		(O)	132	1,473	1,732	383	2,918	3,301	1,008	1996
Merrit Island, FL	50,417		(A)	716	2,983	492	796	2,815	3,611	653	2000
Miami I, FL	46,825			179	1,999	1,730	484	3,150	3,634	1,056	1995
Miami II, FL	67,060		(C)	253	2,544	1,417	561	3,626	4,187	1,410	1994
Miami IV, FL	150,590		(O)	4,577	13,185	469	4,577	12,038	16,615	1,991	2005
Naples I, FL	48,150	1,095		90	1,010	2,422	270	3,105	3,375	988	1996
Naples II, FL	65,850		(C)	148	1,652	4,231	558	5,446	6,004	1,763	1997
Naples III, FL	80,627		(A)	139	1,561	3,947	598	4,563	5,161	1,607	1997
Naples IV, FL	40,475		(O)	262	2,980	532	407	3,332	3,739	1,212	1998
Ocoee, FL	76,130	3,184		1,286	3,705	107	1,286	3,344	4,630	601	2005
Orange City, FL	59,586		(O)	1,191	3,209	95	1,191	2,896	4,087	556	2004
Orlando I, FL (6)	52,170		(O)	187	2,088	558	240	2,554	2,794	1,140	1997
Orlando II, FL	63,084		(C)	1,589	4,576	87	1,589	4,099	5,688	737	2005
Orlando III, FL	104,140		(O)	1,209	7,768	257	1,209	8,021	9,230	2,056	2006
Orlando IV, FL	76,615			633	3,587	32	633	3,619	4,252	17	2010
Oviedo, FL	49,251		(O)	440	2,824	407	440	3,227	3,667	841	2006
Pembroke Pines, FL	67,321			337	3,772	2,658	953	5,774	6,727	1,945	1997
Royal Palm Beach I, FL	98,961			205	2,148	2,692	741	4,238	4,979	1,702	1994
Royal Palm Beach II, FL	81,415		(O)	1,640	8,607	69	1,640	8,163	9,803	1,473	2007

							Gross Carrying Amount
				Initial Cost		Costs	at December 31, 2010
Description	Square Footage	Encumbrances		Land	Building and Improvements	Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation (N)	Year Acquired / Developed
Sanford, FL	61,810		(O)	453	2,911	129	453	3,036	3,489	798	2006
Sarasota, FL	71,102		(A)	333	3,656	1,203	529	4,166	4,695	1,319	1998
St. Augustine, FL	59,725		(O)	135	1,515	3,224	383	4,462	4,845	1,512	1996
Stuart, FL	86,883		(C)	324	3,625	2,762	685	5,974	6,659	1,997	1997
SW Ranches, FL	64,955	3,931		1,390	7,598	41	1,390	6,748	8,138	1,222	2007
Tampa, FL	83,738			2,670	6,249	102	2,670	5,816	8,486	1,071	2007
West Palm Beach I, FL	68,063		(O)	719	3,420	1,535	835	4,038	4,873	1,097	2001
West Palm Beach II, FL	94,503			2,129	8,671	254	2,129	7,435	9,564	1,459	2004
Alpharetta, GA	90,485			806	4,720	927	967	4,132	5,099	1,005	2001
Austell, GA	83,625	2,210		1,635	4,711	161	1,643	4,860	6,503	1,123	2006
Decatur, GA	148,480		(O)	616	6,776	157	616	6,856	7,472	2,545	1998
Norcross, GA	85,410			514	2,930	749	632	2,992	3,624	742	2001
Peachtree City, GA	49,875		(O)	435	2,532	543	529	2,489	3,018	631	2001
Smyrna, GA	56,820			750	4,271	169	750	3,494	4,244	863	2001
Snellville, GA	80,000		(O)	1,660	4,781	152	1,660	4,929	6,589	1,032	2007
Suwanee I, GA	85,240		(O)	1,737	5,010	145	1,737	5,151	6,888	1,077	2007
Suwanee II, GA	79,640		(O)	800	6,942	—	622	6,626	7,248	1,199	2007
Addison, IL	31,325		(O)	428	3,531	226	428	3,315	3,743	636	2004
Aurora, IL	74,435		(O)	644	3,652	114	644	3,311	3,955	635	2004
Bartlett, IL	51,425		(O)	931	2,493	164	931	2,340	3,271	446	2004
Hanover, IL	41,178		(C)	1,126	2,197	163	1,126	2,078	3,204	400	2004
Bellwood, IL	86,650		(C)	1,012	5,768	644	1,012	5,189	6,201	1,352	2001
Des Plaines, IL (6)	74,400	3,430		1,564	4,327	281	1,564	4,058	5,622	781	2004
Elk Grove Village, IL	64,129		(O)	1,446	3,535	230	1,446	3,297	4,743	651	2004
Glenview, IL	100,115		(O)	3,740	10,367	169	3,740	9,255	12,995	1,780	2004
Gurnee, IL	80,300		(O)	1,521	5,440	244	1,521	5,007	6,528	986	2004
Harvey, IL	60,090		(O)	869	3,635	169	869	3,342	4,211	630	2004
Joliet, IL	73,175		(O)	547	4,704	182	547	4,292	4,839	814	2004
Kildeer, IL	46,275			2,102	2,187	15	1,997	2,027	4,024	386	2004
Lombard, IL	58,188		(O)	1,305	3,938	612	1,305	4,065	5,370	816	2004
Mount Prospect, IL	65,000			1,701	3,114	249	1,701	2,976	4,677	561	2004
Mundelein, IL	44,700		(O)	1,498	2,782	142	1,498	2,568	4,066	500	2004
North Chicago, IL	53,350		(O)	1,073	3,006	246	1,073	2,872	3,945	565	2004
Plainfield I, IL	53,800		(O)	1,770	1,715	222	1,770	1,698	3,468	333	2004
Plainfield II, IL	51,900		(O)	694	2,000	123	694	1,840	2,534	339	2005
Schaumburg, IL	31,160		(O)	538	645	135	538	671	1,209	134	2004
Streamwood, IL	64,305		(A)	1,447	1,662	240	1,447	1,665	3,112	333	2004
Warrensville, IL	48,796		(A)	1,066	3,072	152	1,066	2,829	3,895	507	2005
Waukegan, IL	79,500		(O)	1,198	4,363	250	1,198	4,054	5,252	777	2004
West Chicago, IL	48,175		(C)	1,071	2,249	196	1,071	2,159	3,230	418	2004
Westmont, IL	53,700		(O)	1,155	3,873	94	1,155	3,477	4,632	666	2004
Wheeling I, IL	54,210		(A)	857	3,213	242	857	3,043	3,900	590	2004
Wheeling II, IL	67,825			793	3,816	359	793	3,698	4,491	700	2004
Woodridge, IL	50,262	2,322		943	3,397	184	943	3,149	4,092	604	2004
Indianapolis I, IN	43,600		(O)	1,871	1,230	5	1,726	1,206	2,932	242	2004
Indianapolis II, IN	44,900		(O)	669	2,434	137	669	2,228	2,897	428	2004
Indianapolis III, IN	60,850		(O)	1,229	2,834	125	1,229	2,606	3,835	505	2004
Indianapolis IV, IN	62,105		(O)	641	3,154	29	552	2,864	3,416	558	2004
Indianapolis V, IN	74,825		(O)	2,138	3,633	175	2,138	3,351	5,489	652	2004
Indianapolis VI, IN	73,003		(A)	406	3,496	211	406	3,260	3,666	626	2004
Indianapolis VII, IN	91,777		(O)	908	4,755	500	908	4,653	5,561	907	2004
Indianapolis VIII, IN	79,998		(O)	887	3,548	215	887	3,306	4,193	633	2004
Indianapolis IX, IN	61,732		(O)	1,133	4,103	168	1,133	3,748	4,881	722	2004
Baton Rouge I, LA	35,200		(O)	112	1,248	538	139	1,569	1,708	466	1997
Baton Rouge II, LA	80,277		(A)	118	1,181	1,827	331	2,606	2,937	927	1997
Slidell, LA	79,540			188	3,175	1,639	795	3,591	4,386	860	2001
Boston I, MA	33,993			538	3,048	34	538	3,083	3,621	31	2010
Boston II, MA	60,695			1,516	8,628	312	1,516	7,144	8,660	1,754	2002
Leominster, MA	53,823			90	1,519	2,416	338	3,539	3,877	1,092	1998
Medford, MA	58,815	3,176		1,330	7,165	66	1,330	6,664	7,994	1,205	2007
Baltimore, MD	93,350		(C)	1,050	5,997	993	1,173	5,666	6,839	1,558	2001
California, MD	77,865		(O)	1,486	4,280	123	1,486	3,870	5,356	743	2004
Gaithersburg, MD	87,045			3,124	9,000	367	3,124	8,258	11,382	1,514	2005
Laurel, MD	162,792			1,409	8,035	3,476	1,928	9,545	11,473	2,400	2001
Temple Hills, MD	97,200			1,541	8,788	2,194	1,800	9,236	11,036	2,335	2001
Grand Rapids, MI	87,381		(A)	185	1,821	1,466	325	2,848	3,173	1,049	1996
Portage, MI (6)	50,280		(O)	104	1,160	844	237	1,688	1,925	603	1996
Romulus, MI	42,050		(A)	308	1,743	658	418	1,927	2,345	445	1997
Wyoming, MI	91,158		(A)	191	2,135	1,140	354	2,791	3,145	1,042	1996
Gulfport, MS	61,251		(C)	172	1,928	1,006	338	2,719	3,057	976	1997
Belmont, NC	81,448		(O)	385	2,196	663	451	2,293	2,744	609	2001
Burlington I, NC	109,346		(A)	498	2,837	460	498	2,732	3,230	741	2001
Burlington II, NC	42,205		(O)	320	1,829	307	340	1,748	2,088	458	2001
Cary, NC	112,324		(A)	543	3,097	441	543	3,317	3,860	977	2001
Charlotte, NC	69,000			782	4,429	1,391	1,068	4,704	5,772	1,064	1999

						Costs	Gross Carrying Amount
				Initial Cost		Subsequent	at December 31, 2010
Description	Square Footage	Encumbrances		Land	Building and Improvements	to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation (N)	Year Acquired / Developed
Raleigh, NC	48,675		(O)	209	2,398	229	296	2,498	2,794	901	1998
Brick, NJ	51,725		(O)	234	2,762	1,332	485	3,818	4,303	1,517	1994
Cherry Hill, NJ	52,600			222	1,260	3	222	1,263	1,485	14	2010
Clifton, NJ	105,550		(A)	4,346	12,520	171	4,346	11,154	15,500	1,905	2005
Cranford, NJ	91,250		(G)	290	3,493	2,182	779	5,159	5,938	1,936	1994
East Hanover, NJ	107,579			504	5,763	3,903	1,315	8,831	10,146	3,326	1994
Egg Harbor, NJ	39,425			104	592	1	104	592	696	6	2010
Egg Harbor, NJ	71,175			284	1,608	1	284	1,609	1,893	16	2010
Elizabeth, NJ	38,830			751	2,164	277	751	2,169	2,920	406	2005
Fairview, NJ	27,925		(G)	246	2,759	326	246	3,019	3,265	1,222	1997
Hamilton, NJ	70,550		(O)	1,885	5,430	258	1,893	5,676	7,569	1,306	2006
Hoboken, NJ	34,180		(G)	1,370	3,947	558	1,370	4,016	5,386	749	2005
Linden, NJ	100,325		(O)	517	6,008	1,979	1,043	7,419	8,462	2,734	1994
Morris Township, NJ (5)	71,776			500	5,602	2,564	1,072	7,558	8,630	2,787	1997
Parsippany, NJ	66,325		(G)	475	5,322	1,963	844	6,823	7,667	2,501	1997
Randolph, NJ	52,565			855	4,872	1,259	1,108	4,848	5,956	1,208	2002
Sewell, NJ	57,830			484	2,766	1,170	706	3,124	3,830	824	2001
Albuquerque I, NM	65,927		(B)	1,039	3,395	212	1,039	3,070	4,109	596	2005
Albuquerque II, NM	58,598		(B)	1,163	3,801	204	1,163	3,406	4,569	639	2005
Albuquerque IV, NM	57,536		(B)	664	2,171	226	664	2,043	2,707	391	2005
Carlsbad, NM	39,999			490	1,613	100	491	1,461	1,952	295	2005
Deming, NM	33,005			338	1,114	159	339	1,098	1,437	228	2005
Las Cruces, NM	65,740			965	3,268	214	969	3,152	4,121	581	2005
Lovington, NM	15,550			222	740	—	169	564	733	111	2005
Silver City, NM	26,975			153	504	125	153	545	698	122	2005
Truth or Consequences, NM	24,010			10	34	83	11	100	111	39	2005
Las Vegas I, NV	47,882		(O)	1,851	2,986	279	1,851	3,258	5,109	839	2006
Las Vegas II, NV	48,850		(O)	3,354	5,411	173	3,355	5,579	8,934	1,438	2006
Jamaica, NY	88,415			2,043	11,658	1,067	2,043	10,248	12,291	2,305	2001
Bronx, NY	66,865			2,014	11,411	76	2,014	11,487	13,501	347	2010
Brooklyn, NY	56,970			1,795	10,172	14	1,795	10,186	11,981	—	2010
Queens, NY	61,090			1,601	9,073	95	1,601	9,168	10,769	111	2010
Wyckoff, NY	62,245			1,961	11,113	32	1,961	11,145	13,106	—	2010
New Rochelle, NY	48,431		(A)	1,673	4,827	125	1,673	4,343	6,016	777	2005
North Babylon, NY	78,188			225	2,514	4,034	568	5,887	6,455	1,915	1998
Riverhead, NY	38,240		(H)	1,068	1,149	159	1,068	1,120	2,188	235	2005
Southold, NY	58,795		(H)	2,079	2,238	209	2,079	2,093	4,172	437	2005
Boardman, OH	65,495			64	745	2,217	287	2,210	2,497	1,080	1980
Canton I, OH	39,750		(O)	138	679	305	137	888	1,025	179	2005
Canton II, OH	26,200		(O)	122	595	124	120	643	763	144	2005
Centerville I, OH	80,690		(O)	471	3,705	162	471	3,402	3,873	660	2004
Centerville II, OH	43,150		(C)	332	1,757	173	332	1,701	2,033	333	2004
Cleveland I, OH	46,000			525	2,592	121	524	2,392	2,916	486	2005
Cleveland II, OH	58,425		(O)	290	1,427	175	289	1,407	1,696	301	2005
Columbus, OH	72,155		(O)	1,234	3,151	98	1,239	3,240	4,479	806	2006
Dayton I, OH	43,100		(C)	323	2,070	131	323	1,934	2,257	379	2004
Dayton II, OH	48,149		(O)	441	2,176	188	440	2,094	2,534	417	2005
Euclid I, OH	46,710		(O)	200	1,053	1,980	317	2,899	3,216	1,717	1988
Euclid II, OH	47,275		(O)	359	—	1,721	461	1,599	2,060	493	1988
Grove City, OH	89,290		(O)	1,756	4,485	107	1,761	4,583	6,344	1,127	2006
Hilliard, OH	89,690		(O)	1,361	3,476	141	1,366	3,608	4,974	878	2006
Lakewood, OH	39,337			405	854	460	405	1,251	1,656	761	1989
Louisville, OH	53,900		(O)	257	1,260	157	255	1,251	1,506	256	2005
Marblehead, OH	52,300		(O)	374	1,843	170	373	1,791	2,164	377	2005
Mason, OH	33,900		(O)	127	1,419	109	149	1,483	1,632	590	1998
Mentor, OH	51,225			206	1,011	1,435	204	2,316	2,520	404	2005
Miamisburg, OH	59,930		(O)	375	2,410	268	375	2,360	2,735	445	2004
Middleburg Heights, OH	93,025		(O)	63	704	2,031	332	2,323	2,655	728	1980
North Canton I, OH	45,200		(O)	209	846	553	299	735	1,034	436	1979
North Canton II, OH	44,140		(O)	70	1,226	44	239	1,061	1,300	307	1983
North Olmsted I, OH	48,665		(O)	63	704	1,242	214	1,660	1,874	578	1979
North Olmsted II, OH	47,850			290	1,129	1,076	469	1,991	2,460	1,125	1988
North Randall, OH	80,099			515	2,323	2,922	898	4,399	5,297	1,260	1998
Perry, OH	63,700		(O)	290	1,427	124	288	1,365	1,653	287	2005
Reynoldsburg, OH	66,895		(O)	1,290	3,295	201	1,295	3,487	4,782	847	2006
Strongsville, OH	43,727		(O)	570	3,486	174	570	3,344	3,914	583	2007
Warrensville Heights, OH	90,281			525	766	2,859	935	3,183	4,118	1,014	1980
Westlake, OH	62,750		(O)	509	2,508	133	508	2,313	2,821	465	2005
Willoughby, OH	34,064		(O)	239	1,178	212	238	1,227	1,465	245	2005
Youngstown, OH	65,950		(A)	67	—	1,751	204	1,207	1,411	530	1977
Levittown, PA	76,180			926	5,296	889	926	5,218	6,144	1,455	2001
Philadelphia, PA	97,639			1,461	8,334	1,212	1,461	6,876	8,337	1,674	2001
Alcoa, TN	42,325		(E)	254	2,113	123	254	1,942	2,196	358	2005

						Costs	Gross Carrying Amount
				Initial Cost		Subsequent	at December 31, 2010
Description	Square Footage	Encumbrances		Land	Building and Improvements	to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation (N)	Year Acquired / Developed
Antioch, TN	76,160		(O)	588	4,906	278	588	4,517	5,105	780	2005
Cordova I, TN	54,125			296	2,482	167	297	2,303	2,600	447	2005
Cordova II, TN	67,700	2,520		429	3,580	263	429	3,839	4,268	991	2006
Knoxville I, TN	29,337		(L)	99	1,113	231	102	1,317	1,419	511	1997
Knoxville II, TN	38,000		(L)	117	1,308	319	129	1,590	1,719	587	1997
Knoxville III, TN	45,736		(O)	182	2,053	729	331	2,593	2,924	888	1998
Knoxville IV, TN	58,752		(O)	158	1,771	753	310	2,343	2,653	768	1998
Knoxville V, TN	42,790		(L)	134	1,493	426	235	1,790	2,025	733	1998
Knoxville VI, TN	63,440		(E)	439	3,653	186	440	3,337	3,777	606	2005
Knoxville VII, TN	55,094		(E)	312	2,594	213	312	2,448	2,760	457	2005
Knoxville VIII, TN	95,868		(E)	585	4,869	239	586	4,444	5,030	806	2005
Memphis I, TN	92,320		(C)	677	3,880	1,349	677	4,384	5,061	1,109	2001
Memphis II, TN	71,710		(K)	395	2,276	420	395	2,198	2,593	560	2001
Memphis III, TN	40,807			212	1,779	203	213	1,734	1,947	352	2005
Memphis IV, TN	38,750			160	1,342	234	160	1,387	1,547	285	2005
Memphis V, TN	60,120			209	1,753	545	210	2,052	2,262	395	2005
Memphis VI, TN	108,771		(K)	462	3,851	315	462	4,162	4,624	1,078	2006
Memphis VII, TN	115,253		(O)	215	1,792	480	215	2,267	2,482	590	2006
Memphis VIII, TN	96,060		(O)	355	2,959	347	355	3,299	3,654	869	2006
Nashville I, TN	103,310			405	3,379	422	405	3,340	3,745	600	2005
Nashville II, TN	83,584			593	4,950	202	593	4,478	5,071	767	2005
Nashville III, TN	101,475			416	3,469	168	416	3,620	4,036	1,021	2006
Nashville IV, TN	102,450	5,443		992	8,274	248	992	8,519	9,511	2,334	2006
Austin I, TX	59,520			2,239	2,038	186	2,410	1,774	4,184	368	2005
Austin II, TX	65,241		(I)	734	3,894	188	738	4,073	4,811	995	2006
Austin III, TX	70,560			1,030	5,468	139	1,035	5,597	6,632	1,274	2006
Baytown, TX	38,950		(O)	946	863	202	948	941	1,889	162	2005
Bryan, TX	60,450		(O)	1,394	1,268	117	1,396	1,214	2,610	239	2005
College Station, TX	26,550		(D)	812	740	112	813	744	1,557	146	2005
Dallas, TX	58,382		(F)	2,475	2,253	288	2,475	2,232	4,707	417	2005
Denton, TX	60,836	1,948		553	2,936	162	569	3,077	3,646	699	2006
El Paso I, TX	59,652		(B)	1,983	1,805	254	1,984	1,808	3,792	340	2005
El Paso II, TX	48,704		(B)	1,319	1,201	154	1,320	1,188	2,508	222	2005
El Paso III, TX	71,276		(B)	2,408	2,192	167	2,409	2,060	4,469	376	2005
El Paso IV, TX	67,058		(B)	2,073	1,888	0	2,074	1,629	3,703	313	2005
El Paso V, TX	62,300			1,758	1,617	124	1,761	1,516	3,277	280	2005
El Paso VI, TX	36,570			660	607	143	662	660	1,322	127	2005
El Paso VII, TX	34,545			563	517	73	565	514	1,079	103	2005
Fort Worth I, TX	50,621		(F)	1,253	1,141	152	1,253	1,132	2,385	211	2005
Fort Worth II, TX	72,925		(F)	868	4,607	183	874	4,780	5,654	1,169	2006
Frisco I, TX	50,854		(A)	1,093	3,148	97	1,093	2,852	3,945	510	2005
Frisco II, TX	71,299	3,193		1,564	4,507	130	1,564	4,077	5,641	735	2005
Frisco III, TX	75,215		(F)	1,147	6,088	164	1,154	6,242	7,396	1,521	2006
Frisco IV, TX	74,835			719	4,072	2	719	4,074	4,793	307	2010
Garland I, TX	70,100	3,100		751	3,984	383	767	4,348	5,115	969	2006
Garland II, TX	68,425		(F)	862	4,578	123	862	4,696	5,558	1,011	2006
Greenville I, TX	59,385		(O)	1,848	1,682	83	1,848	1,533	3,381	277	2005
Greenville II, TX	44,900		(O)	1,337	1,217	86	1,337	1,133	2,470	202	2005
Houston I, TX	100,630		(O)	1,420	1,296	224	1,422	1,339	2,761	248	2005
Houston II, TX	71,300		(O)	1,510	1,377	18	1,512	1,203	2,715	249	2005
Houston III, TX	61,120	499		575	524	206	576	652	1,228	133	2005
Houston IV, TX	43,975		(D)	960	875	150	961	901	1,862	160	2005
Houston V, TX	125,930	4,121		1,153	6,122	394	1,156	6,505	7,661	1,441	2006
Keller, TX	61,885	2,420		890	4,727	118	890	4,841	5,731	1,192	2006
La Porte, TX	44,850		(O)	842	761	312	843	966	1,809	217	2005
Lewisville, TX	58,140	1,771		476	2,525	313	492	2,819	3,311	646	2006
Mansfield, TX	63,075		(F)	837	4,443	110	843	4,542	5,385	1,109	2006
McKinney I, TX	47,040	1,270		1,632	1,486	127	1,634	1,405	3,039	243	2005
McKinney II, TX	70,050	4,091		855	5,076	116	857	5,186	6,043	1,278	2006
North Richland Hills, TX	57,175		(F)	2,252	2,049	155	2,252	1,924	4,176	360	2005
Roanoke, TX	59,300		(F)	1,337	1,217	115	1,337	1,162	2,499	219	2005
San Antonio I, TX	73,330		(O)	2,895	2,635	197	2,895	2,475	5,370	431	2005
San Antonio II, TX	73,230		(O)	1,047	5,558	89	1,052	5,639	6,691	1,209	2006
San Antonio III, TX	72,075		(O)	996	5,286	90	996	5,372	6,368	1,067	2007
Sherman I, TX	54,975	1,477		1,904	1,733	96	1,906	1,587	3,493	281	2005
Sherman II, TX	48,425	1,759		1,337	1,217	148	1,337	1,196	2,533	218	2005

							Gross Carrying Amount
				Initial Cost		Costs	at December 31, 2010
Description	Square Footage	Encumbrances		Land	Building and Improvements	Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation (N)	Year Acquired / Developed
Spring, TX	72,751		(O)	580	3,081	114	580	3,192	3,772	798	2006
Murray I, UT	60,180		(B)	3,851	1,016	263	3,845	1,117	4,962	215	2005
Murray II, UT	71,221		(B)	2,147	567	322	2,148	794	2,942	158	2005
Salt Lake City I, UT	56,446		(B)	2,695	712	237	2,696	839	3,535	173	2005
Salt Lake City II, UT	53,676		(B)	2,074	548	206	2,075	668	2,743	139	2005
Fredericksburg I, VA	69,475		(J)	1,680	4,840	257	1,680	4,500	6,180	714	2005
Fredericksburg II, VA	61,257		(J)	1,757	5,062	330	1,758	4,767	6,525	752	2005
McLearen, VA	69,490			1,482	8,400	—	1,482	8,400	9,882	—	2010
Mannasas, VA	73,045			860	4,872	6	860	4,879	5,739	97	2010
Milwaukee, WI	58,500		(O)	375	4,333	134	375	3,908	4,283	762	2004
USIFB	—					11,668	—	11,668	11,668	493
Corporate Office						8,672	—	8,672	8,672	2,922

	23,634,618			351,390	1,283,657	231,889	374,569	1,368,452	1,743,021	314,530

Notes (In thousands):

(A)	This facility is part of Yasky Loan portfolio, with a balance of $80,000 as of December 31, 2010.
(B)	This facility is part of the YSI 20 Loan portfolio, with a balance of $62,459 as of December 31, 2010.
(C)	This facility is part of the YSI 6 Loan portfolio, with a balance of $76,137 as of December 31, 2010.
(D)	This facility is part of the YSI 28 Loan portfolio, with a balance of $1555 as of December 31, 2010.
(E)	This facility is part of the YSI 30 Loan portfolio, with a balance of $7,316 as of December 31, 2010.
(F)	This facility is part of the YSI 34 Loan protfolio, with a balance of $14,823 as of December 31, 2010
(G)	This facility is part of the YSI 31 Loan portfolio, with a balance of $13,660 as of December 31, 2010.
(H)	This facility is part of the YSI 32 Loan portfolio, with a balance of $6,058 as of December 31, 2010.
(I)	This facility is part of the YSI 33 Loan portfolio, with a balance of $11,370 as of December 31, 2010.
(J)	This facility is part of the YSI 35 Loan portfolio, with a balance of $4,499 as of December 31, 2010.
(K)	This facility is part of the YSI 41 Loan portfolio, with a balance of $3,879 as of December 31, 2010.
(L)	This facility is part of the YSI 38 Loan portfolio, with a balance of $3,973 as of December 31, 2010.
(M)	This facility is part of the YSI 48 Loan portfolio, with a balance of $25,270 as of December 31, 2010.
(N)	Depreciation on the buildings and improvements is recorded on a straight-line basis over their estimated useful lives, which range from five to 39 years.
(O)	This facility is part of the USILP secured credit facility portfolio, with a balance of $243,000 as of December 31, 2010.

Activity in real estate facilities during 2010, 2009, and 2008 was as follows (in thousands):

	2010	2009	2008
Storage facilities
Balance at beginning of year	$1,774,542	$1,888,123	$1,916,396
Acquisitions & improvements	96,612	13,345	30,295
Fully depreciated assets	(79,211)	(40,859)	—
Dispositions and other	(49,865)	(89,668)	(59,168)
Contstruction in progress	943	3,601	600
Balance at end of year	$1,743,021	$1,774,542	$1,888,123

Accumulated depreciation
Balance at beginning of year	$344,009	$328,165	$269,278
Depreciation expense	64,387	73,569	77,580
Fully depreciated assets	(79,211)	(40,503)	—
Dispositions and other	(14,655)	(17,222)	(18,693)
Balance at end of year	$314,530	$344,009	$328,165

Net Storage facility assets	$1,428,491	$1,430,533	$1,559,958

The unaudited aggregate costs of storage facility assets for U.S. federal income tax purposes as of December 31, 2007 is approximately $1,454 million.